     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 25, 1997

                                                     REGISTRATION NO. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------
                             ELECTRONIC ARTS INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ---------------
        DELAWARE                    7372                    94-2838567
     (STATE OR OTHER          (PRIMARY STANDARD          (I.R.S. EMPLOYER
      JURISDICTION               INDUSTRIAL             IDENTIFICATION NO.)
   OF INCORPORATION OR       CLASSIFICATION CODE
      ORGANIZATION)                NUMBER)

                               ---------------
                         1450 FASHION ISLAND BOULEVARD
                          SAN MATEO, CALIFORNIA 94404
                                (415) 571-7171
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ---------------
                                RUTH A. KENNEDY
             SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                         1450 FASHION ISLAND BOULEVARD
                          SAN MATEO, CALIFORNIA 94404
                                (415) 571-7171
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ---------------
                                  COPIES TO:
       GORDON K. DAVIDSON, ESQ.                 BARRY E. TAYLOR, ESQ.
         MARK C. STEVENS, ESQ.                  MARK E. BONHAM, ESQ.
       RICHARD L. DICKSON, ESQ.                 DANIEL R. MITZ, ESQ.
          JAY S. KOMAS, ESQ.                    CRAIG D. NORRIS, ESQ.
       JEFFREY L. DONOVAN, ESQ.                    ANNA ITOI, ESQ.
          FENWICK & WEST LLP           WILSON SONSINI GOODRICH & ROSATI, P.C.
         TWO PALO ALTO SQUARE                    650 PAGE MILL ROAD
      PALO ALTO, CALIFORNIA 94306            PALO ALTO, CALIFORNIA 94304
            (415) 494-0600                         (415) 493-9300

                               ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable following the effectiveness of this Registration Statement. The issuance of securities shall occur at the effective time of the proposed merger of Village Acquisition Corporation with and into Maxis, Inc. as described in the Agreement and Plan of Reorganization, dated as of June 4, 1997 (the "Reorganization Agreement"), attached as Appendix A to the Proxy Statement/Prospectus forming a part of this Registration Statement.

                               ---------------
  If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                               ---------------
                        CALCULATION OF REGISTRATION FEE
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
                                                  PROPOSED MAXIMUM    PROPOSED MAXIMUM   AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES  AMOUNT TO BE  AGGREGATE OFFERING  AGGREGATE OFFERING REGISTRATION
        TO BE REGISTERED           REGISTERED(1) PRICE PER SHARE (2)     PRICE (2)        FEE (3)
----------------------------------------------------------------------------------------------------
    Common Stock, $0.01 par
     value.................          4,152,335         $33.27           $138,164,278     $41,867.96

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(1) Represents the number of shares of Common Stock, par value $0.01 per share
    (the "Electronic Arts Common Stock"), of Electronic Arts Inc. ("Electronic Arts") which may be issued to stockholders of Maxis, Inc. ("Maxis") pursuant to the terms of the Reorganization Agreement upon the conversion of up to 11,394,992 shares of common stock of Maxis, par value $0.0001 per share (the "Maxis Common Stock").
(2) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(f)(1) of the Securities Act of 1933, as amended (the "Securities Act"). Pursuant to Rule 457(f)(1), the maximum aggregate offering price is the product of (i) $12.125, representing the average of the high and low sales price of Maxis Common Stock as reported on the Nasdaq National Market ("Nasdaq") on June 23, 1997, and (ii) up to 11,394,992 shares of Maxis Common Stock to be converted into Electronic Arts Common Stock pursuant to the Reorganization Agreement.
(3) Calculated in accordance with Section 6(b) of the Securities Act and Rule 457(f)(1) promulgated thereunder. The amount of the registration fee includes $28,117.87 previously paid pursuant to Section 14(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the filing by Maxis of preliminary proxy materials pursuant to Rule 14a-6(a) promulgated under the Exchange Act.

                               ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
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

                                 [MAXIS LOGO]

                    2121 N. CALIFORNIA BOULEVARD, SUITE 600
                      WALNUT CREEK, CALIFORNIA 94596-3572

                                                                   July 2, 1997

Dear Stockholder:

  You are cordially invited to attend the Special Meeting of Stockholders (the "Special Meeting") of Maxis, Inc. ("Maxis"), to be held on Friday, July 25, 1997 at 8:00 a.m., local time, at Maxis' headquarters located at 2121 N. California Boulevard, Suite 600, Walnut Creek, California 94596. At the Special Meeting you will be asked to consider and vote upon (i) the approval and adoption of the Agreement and Plan of Reorganization, dated as of June 4, 1997 (the "Reorganization Agreement"), among Maxis, Electronic Arts Inc. ("Electronic Arts") and Village Acquisition Corporation, a wholly owned subsidiary of Electronic Arts ("Merger Sub"), and (ii) the approval of the Merger (as defined below). A copy of the Reorganization Agreement appears as Appendix A to the enclosed Proxy Statement/Prospectus.

  Pursuant to the Reorganization Agreement, Merger Sub will be merged with and into Maxis (the "Merger"), whereupon Maxis will become a wholly owned subsidiary of Electronic Arts. At that time, each share of common stock of Maxis, par value $0.0001 per share ("Maxis Common Stock"), issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive 0.3644 (the "Exchange Ratio") of a share of common stock of Electronic Arts, par value $0.01 per share ("Electronic Arts Common Stock"). Holders of Maxis Common Stock will receive cash in lieu of any fractional shares of Electronic Arts Common Stock to which such Maxis stockholders would have been entitled. Each outstanding option to purchase Maxis Common Stock (each a "Maxis Option") will be assumed by Electronic Arts and converted into an option to purchase that number of shares of Electronic Arts Common Stock determined by multiplying the number of shares of Maxis Common Stock subject to such Maxis Option immediately prior to the effective time of the Merger by the Exchange Ratio, rounded down to the nearest whole number of shares, at an exercise price equal to the exercise price of such Maxis Option at the time of the Merger divided by the Exchange Ratio, rounded up to the nearest whole cent.

  Consummation of the Merger is subject to, among other things, approval by the holders of the majority of the outstanding shares of Maxis Common Stock and expiration or termination of the waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The Merger will be consummated shortly after such stockholder approval is obtained, such waiting period expires or is terminated and the other conditions to the Merger are satisfied or waived. If the requisite approval of the stockholders of Maxis is received and the waiting period applicable to the Merger under the HSR Act expires or is terminated, the Merger is expected to be consummated on or about July 25, 1997.

  A detailed description of Maxis, Electronic Arts, the Reorganization Agreement and the Merger is set forth in the accompanying Proxy Statement/Prospectus, which you should read carefully. If the Merger is approved and consummated, you will receive detailed information on how to transmit your Maxis share certificates to obtain your shares of Electronic Arts Common Stock.

  Maxis' Board of Directors has received an opinion of Alex. Brown & Sons Incorporated, Maxis' financial advisor, that, as of the date of the Reorganization Agreement, the Exchange Ratio is fair, from a financial point of view, to Maxis stockholders. A copy of this opinion is included as Appendix B to the accompanying Proxy Statement/Prospectus.

  AFTER CAREFUL CONSIDERATION, THE MAXIS BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS FAIR AND IN THE BEST INTERESTS OF MAXIS AND ITS STOCKHOLDERS AND HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND APPROVED THE MERGER. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF MAXIS VOTE FOR THE APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT AND FOR THE APPROVAL OF THE MERGER.

  WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE. If you attend the Special Meeting in person, you may, if you wish, vote your shares personally on all matters whether or not you have previously returned a proxy card. Your prompt cooperation will be greatly appreciated.

                                             Very truly yours,

                                             /s/ Samuel L. Poole

                                             Samuel L. Poole,
                                             President and Chief Executive
                                             Officer

                                 [MAXIS LOGO]

                    2121 N. CALIFORNIA BOULEVARD, SUITE 600
                      WALNUT CREEK, CALIFORNIA 94596-3572

                               ----------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                               ----------------

To the Stockholders of Maxis, Inc.:

  NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders (the "Special Meeting") of Maxis, Inc., a Delaware corporation ("Maxis"), will be held on Friday, July 25, 1997 at 8:00 a.m., local time, at Maxis' headquarters located at 2121 N. California Boulevard, Suite 600, Walnut Creek, California 94596, for the following purposes:

    1. To consider and vote upon a proposal to (i) approve and adopt an Agreement and Plan of Reorganization, dated as of June 4, 1997 (the "Reorganization Agreement"), by and among Maxis, Electronic Arts Inc., a Delaware corporation ("Electronic Arts"), and Village Acquisition Corporation, a wholly owned subsidiary of Electronic Arts and a Delaware corporation ("Merger Sub"), and (ii) approve the merger of Merger Sub with and into Maxis (the "Merger"). Upon completion of the Merger, Maxis will become a wholly owned subsidiary of Electronic Arts. The Reorganization Agreement contemplates, among other things, that each outstanding share of common stock of Maxis, par value $0.0001 per share will be converted into
  0.3644 of a share of common stock of Electronic Arts, par value $0.01 per share; and

    2. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

  The foregoing items of business are more fully described in the Proxy Statement/Prospectus accompanying this Notice.

  Only stockholders of record at the close of business on June 27, 1997 are entitled to notice of and to vote at the Special Meeting or any adjournment or postponement thereof.

  All stockholders are cordially invited to attend the Special Meeting in person. However, to assure that your vote will be counted, please complete, date and sign the enclosed proxy card and return it promptly in the enclosed postage-paid envelope, whether or not you plan to attend the Meeting. Any stockholder attending the Meeting may vote in person even if he or she has returned a proxy.

                                          By Order of the Board of Directors,

                                          /s/ Samuel L. Poole

                                          Samuel L. Poole
                                          President and Chief Executive
                                           Officer

Walnut Creek, California
July 2, 1997

  WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE SO THAT YOUR SHARES MAY BE REPRESENTED AT THE MEETING.

            DO NOT SEND ANY STOCK CERTIFICATES WITH YOUR PROXY CARD

           [MAXIS LOGO]                       [ELECTRONICS ARTS LOGO]


          ---------------                         ---------------


          PROXY STATEMENT                            PROSPECTUS


          ---------------                         ---------------
  This Proxy Statement/Prospectus is being furnished to the holders of common stock, par value $0.0001 per share ("Maxis Common Stock"), of Maxis, Inc., a Delaware corporation ("Maxis"), in connection with the solicitation of proxies by the Maxis Board of Directors for use at the Special Meeting of Maxis stockholders to be held on Friday, July 25, 1997 at 8:00 a.m., local time, at Maxis' headquarters located at 2121 N. California Boulevard, Suite 600, Walnut Creek, California 94596, and at any adjournments or postponements thereof (the "Special Meeting").
  The Special Meeting has been called to consider and vote upon a proposal to
(i) approve and adopt an Agreement and Plan of Reorganization, dated as of June 4, 1997 (the "Reorganization Agreement"), by and among Maxis, Electronic Arts Inc., a Delaware corporation ("Electronic Arts"), and Village Acquisition Corporation, a wholly owned subsidiary of Electronic Arts and a Delaware corporation ("Merger Sub"), and (ii) approve the merger of Merger Sub with and into Maxis (the "Merger").
  Upon consummation of the proposed Merger, Maxis will become a wholly owned subsidiary of Electronic Arts and each issued and outstanding share of Maxis Common Stock will be converted into the right to receive 0.3644 (the "Exchange Ratio") of a share of common stock of Electronic Arts, par value $0.01 per share ("Electronic Arts Common Stock"). Holders of Maxis Common Stock will receive cash in lieu of any fractional shares of Electronic Arts Common Stock to which such Maxis stockholders would have been entitled. At such time, each outstanding option to purchase Maxis Common Stock (each a "Maxis Option") will be assumed by Electronic Arts and converted into an option to purchase that number of shares of Electronic Arts Common Stock determined by multiplying the number of shares of Maxis Common Stock subject to such Maxis Option immediately prior to the effective time of the Merger by the Exchange Ratio, rounded down to the nearest whole number of shares, at an exercise price equal to the exercise price of such Maxis Option at the time of the Merger divided by the Exchange Ratio, rounded up to the nearest whole cent. Based on the number of shares of Maxis Common Stock outstanding as of June 23, 1997, an aggregate of approximately 4,098,460 shares of Electronic Arts Common Stock are expected to be issued by Electronic Arts in connection with the Merger, representing approximately 7.0% of the total number of shares of Electronic Arts Common Stock to be outstanding immediately after consummation of the Merger. On June 23, 1997, the closing sales prices on the Nasdaq National Market of Electronic Arts Common Stock and Maxis Common Stock were $33.88 per share and $11.88 per share, respectively.
  Consummation of the Merger is subject to, among other things, approval by the holders of the majority of the outstanding shares of Maxis Common Stock and expiration or early termination of the waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The proposed Merger will be consummated shortly after such stockholder approval is obtained, such waiting period expires or is terminated and the other conditions to the Merger are satisfied or waived. If the requisite approval of the stockholders of Maxis is received and the waiting period applicable to the Merger under the HSR Act expires or is terminated, the Merger is expected to be consummated on or about July 25, 1997.
  This Proxy Statement/Prospectus also constitutes the prospectus of Electronic Arts for use in connection with the offer and issuance of shares of Electronic Arts Common Stock to be issued in the Merger in exchange for the Maxis Common Stock. This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to stockholders of Maxis on or about July 2, 1997.

 THE    ABOVE   MATTERS   ARE   DISCUSSED    IN   DETAIL   IN   THIS    PROXY
   STATEMENT/PROSPECTUS.  THE  PROPOSED MERGER  IS  A COMPLEX  TRANSACTION.
     STOCKHOLDERS ARE STRONGLY URGED TO  READ AND CONSIDER CAREFULLY THIS
       PROXY STATEMENT/  PROSPECTUS IN  ITS ENTIRETY,  PARTICULARLY THE
         MATTERS REFERRED TO UNDER  "RISK FACTORS" COMMENCING ON  PAGE
          17.

                                ---------------

THE  SECURITIES TO BE ISSUED PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS  HAVE
 NOT  BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE  COMMISSION
  OR  ANY STATE SECURITIES  COMMISSION NOR HAS  THE SECURITIES AND  EXCHANGE
   COMMISSION  OR ANY STATE SECURITIES COMMISSION PASSED UPON  THE ACCURACY
    OR ADEQUACY OF  THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO
     THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------

         The date of this Proxy Statement/Prospectus is July 2, 1997.

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
AVAILABLE INFORMATION.....................................................   1
FORWARD LOOKING STATEMENTS................................................   2
TRADEMARKS................................................................   2
SUMMARY...................................................................   3
  The Companies...........................................................   3
  The Special Meeting.....................................................   3
  Risk Factors............................................................   4
  Maxis Reasons for the Merger............................................   5
  Electronic Arts Reasons for the Merger..................................   5
  Opinion of Financial Advisor............................................   6
  Federal Income Tax Treatment............................................   6
  Regulatory Matters......................................................   6
  Accounting Treatment....................................................   6
  Interests of Certain Persons in the Merger..............................   6
  Terms of the Merger.....................................................   7
  Comparative Per Share Market Data.......................................  11
  Selected Historical and Selected Unaudited Pro Forma Financial
   Information............................................................  13
  Comparative Per Share Data..............................................  16
RISK FACTORS..............................................................  17
THE SPECIAL MEETING.......................................................  23
  Date, Time, Place and Purpose of Special Meeting........................  23
  Record Date and Outstanding Shares......................................  23
  Voting of Proxies.......................................................  23
  Vote Required...........................................................  23
  Quorum; Abstentions; Broker Non-Votes...................................  24
  Solicitation of Proxies and Expenses....................................  24
APPROVAL OF THE MERGER AND RELATED TRANSACTIONS...........................  25
  Background of the Merger................................................  25
  Maxis Reasons for the Merger............................................  26
  Electronic Arts Reasons for the Merger..................................  28
  Opinion of Alex. Brown & Sons Incorporated..............................  28
  Certain Federal Income Tax Considerations...............................  33
  Regulatory Matters......................................................  34
  Accounting Treatment....................................................  35
  Appraisal Rights........................................................  35
TERMS OF THE MERGER.......................................................  36
  General.................................................................  36
  Effective Time; Closing Date............................................  36
  Corporate Matters.......................................................  36
  Merger Consideration....................................................  36
  Conversion of Shares; Procedures for Exchange of Certificates...........  37
  Termination of Maxis Employee Stock Purchase Plan.......................  37
  Representations and Warranties..........................................  37
  Non-Solicitation........................................................  38
  Additional Covenants....................................................  39
  Indemnification and Insurance...........................................  41
  Conditions to the Merger................................................  42
  Termination; Termination Fee............................................  44
  Expenses................................................................  45

                                                                          PAGE
                                                                          ----
  Voting Agreement.......................................................  45
  Affiliate Agreements...................................................  46
  Employment and Noncompetition Agreements...............................  46
  Interests of Certain Persons...........................................  46
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION.............  48
ELECTRONIC ARTS BUSINESS.................................................  54
ELECTRONIC ARTS SELECTED SUPPLEMENTAL FINANCIAL DATA.....................  63
ELECTRONIC ARTS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
 CONDITION AND RESULTS OF OPERATIONS.....................................  65
ELECTRONIC ARTS MANAGEMENT AND EXECUTIVE COMPENSATION....................  72
ELECTRONIC ARTS PRINCIPAL STOCKHOLDERS...................................  78
ELECTRONIC ARTS CERTAIN TRANSACTIONS.....................................  80
MAXIS BUSINESS...........................................................  81
MAXIS SELECTED SUPPLEMENTAL FINANCIAL DATA...............................  87
MAXIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS...................................................  88
MAXIS MANAGEMENT AND EXECUTIVE COMPENSATION..............................  94
MAXIS PRINCIPAL STOCKHOLDERS.............................................  98
MAXIS CERTAIN TRANSACTIONS............................................... 100
COMPARISON OF CAPITAL STOCK.............................................. 101
COMPARISON OF RIGHTS OF HOLDERS OF ELECTRONIC ARTS COMMON STOCK AND
 HOLDERS OF MAXIS COMMON STOCK........................................... 103
EXPERTS.................................................................. 103
LEGAL MATTERS............................................................ 103
INDEX TO FINANCIAL STATEMENTS............................................ F-1

APPENDICES
  A--Agreement and Plan of Reorganization
  B--Opinion of Alex. Brown & Sons Incorporated
  C--Voting Agreement

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY ELECTRONIC ARTS, MERGER SUB OR MAXIS. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS OR A SOLICITATION OF A PROXY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT WOULD BE UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

  NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES TO WHICH THIS PROXY STATEMENT/PROSPECTUS RELATES SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION CONTAINED HEREIN SINCE THE DATE HEREOF.

                             AVAILABLE INFORMATION

  Electronic Arts and Maxis are each subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). These materials can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of these materials can also be obtained from the Commission at prescribed rates by writing to the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the World Wide Web site is http://www.sec.gov. The Electronic Arts Common Stock and the Maxis Common Stock are listed on the Nasdaq National Market and reports and other information concerning Electronic Arts and Maxis may be inspected at the offices of the National Association of Securities Dealers, Inc. located at 9513 Key West Avenue, Rockville, Maryland 20850. After the consummation of the Merger, Maxis will no longer file reports, proxy statements, or other information with the Commission or Nasdaq. Instead such information will be provided, to the extent required, in filings made by Electronic Arts.

  Under the rules and regulations of the Commission, the solicitation of proxies from stockholders of Maxis to approve and adopt the Reorganization Agreement and to approve the Merger constitutes an offering of the Electronic Arts Common Stock to be issued in connection with the Merger. Accordingly, Electronic Arts has filed with the Commission a Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to such offering (together with all amendments and exhibits thereto, the "Registration Statement"). This Proxy Statement/Prospectus constitutes the prospectus of Electronic Arts that is filed as part of the Registration Statement. Other parts of the Registration Statement are omitted from this Proxy Statement/Prospectus in accordance with the rules and regulations of the Commission. Copies of the Registration Statement, including the exhibits to the Registration Statement and other material that is not included herein, may be inspected, without charge, at the regional offices of the Commission referred to above, obtained at the Commission's World Wide Web site set forth above or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

  Statements made in this Proxy Statement/Prospectus concerning the contents of any contract or other document are not necessarily complete. With respect to each contract or other document filed as an exhibit to the

Registration Statement, reference is hereby made to that exhibit for a more complete description of the matter involved, and each such statement is hereby qualified in its entirety by such reference.

  All information contained in this Proxy Statement/Prospectus relating to Electronic Arts has been supplied by Electronic Arts, and all information relating to Maxis has been supplied by Maxis.

                          FORWARD-LOOKING STATEMENTS

  This Proxy Statement/Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify these forward-looking statements. In particular, statements regarding expected synergies, advantages and other effects of the Merger described in "Approval of the Merger and Related Transactions--Electronic Arts Reasons for the Merger," "--Maxis Reasons for the Merger" and elsewhere in this Proxy Statement/Prospectus are forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of many factors, including those described in the risk factors set forth under "Risk Factors," "Electronic Arts Management's Discussion and Analysis of Financial Condition and Results of Operations," "Maxis Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Proxy Statement/Prospectus.

  Neither Electronic Arts nor Maxis makes any express or implied representation or warranty as to the attainability of the projected or estimated financial information referenced or set forth herein under "Approval of the Merger and Related Transactions--Opinion of Alex. Brown and Sons Incorporated" or elsewhere herein or as to the accuracy or completeness of the assumptions from which that projected or estimated information is derived. Projections or estimations of Electronic Arts' future performance are necessarily subject to a high degree of uncertainty and may vary materially from actual results. Reference is made to the particular discussions set forth under "Risk Factors," "Electronic Arts Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Maxis Management's Discussion and Analysis of Financial Condition and Results of Operations." In connection with forward-looking statements which appear in these and other disclosures, stockholders of Maxis should carefully review the factors set forth in this Proxy Statement/Prospectus under "Risk Factors" beginning on page 17 hereof.

  Readers are cautioned not to place undue reliance on forward-looking statements contained herein, which reflect the analysis of the management of Electronic Arts and Maxis, as appropriate, only as of the date hereof. Neither Electronic Arts nor Maxis undertakes any obligation to release publicly the results of any revision to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                  TRADEMARKS

  Electronic Arts, EA SPORTS, Need For Speed, Dungeon Keeper, Soviet Strike, Privateer, Bullfrog Productions Ltd., and Origin Systems are trademarks or registered trademarks of Electronic Arts or its wholly owned subsidiaries in the U.S. and/or other countries. All rights reserved. The National Hockey League and NHL are registered trademarks of the National Hockey League and are used under license by Electronic Arts. PGA TOUR is a trademark owned by PGA TOUR, Inc. and is used by permission. NBA is a trademark of NBA Properties, Inc. ROAD & TRACK is a registered trademark of Hachette Filipacchi Magazines, Inc., used under license by Electronic Arts. Sega Saturn, Sega and Genesis are trademarks of Sega Enterprises, Ltd. Nintendo, Super Nintendo Entertainment System, and Super NES are registered trademarks and Nintendo 64 is a trademark of Nintendo of America Inc. The PlayStation is a trademark of Sony Computer Entertainment Inc. 3DO is a trademark and/or registered trademark of The 3DO Company. Apple and Macintosh are registered trademarks of Apple Computer, Inc. Maxis, the Sim and Maxis logos and the names of products offered by Maxis are trademarks or registered trademarks of Maxis. This Proxy Statement/Prospectus also includes product names, trade names and trademarks of other companies. All of such other trademarks are the property of their respective owners.

                                    SUMMARY

  The following is a brief summary of certain information contained elsewhere in this Proxy Statement/Prospectus. The summary does not contain, and is not intended to contain, a complete description of the terms of the Reorganization Agreement or the Merger and is qualified in its entirety by reference to the full text of this Proxy Statement/Prospectus and the Appendices hereto. Stockholders of Maxis are urged to read this Proxy Statement/Prospectus and the Appendices hereto in their entirety.

  This Summary contains forward-looking statements regarding future events or the future financial performance of Electronic Arts and Maxis. Actual events and the actual results of Electronic Arts and Maxis may differ materially from those anticipated in or by any forward-looking statement due to certain risks and uncertainties including the risks described under "Risk Factors" and elsewhere in this Proxy Statement/Prospectus. See "Forward Looking Statements."

THE COMPANIES

 Electronic Arts Inc.

  Electronic Arts creates, markets and distributes interactive entertainment software for a variety of hardware platforms. As of March 31, 1997, Electronic Arts marketed approximately 117 titles developed and/or published under one of its brand names, and distributed approximately 51 additional titles developed by other software publishers in North America and over 1,000 of such additional titles in the rest of the world.

  Electronic Arts was incorporated in California in 1982 and was reincorporated in Delaware in September 1991. The principal executive offices of Electronic Arts are located at 1450 Fashion Island Boulevard, San Mateo, California 94404. Electronic Arts' telephone number is (415) 571-7171.

 Maxis, Inc.

  Maxis is a leading provider of entertainment and learning software products for personal computers and is widely recognized for its successful Sim family of entertainment products, which have sold over seven million copies on all platforms combined since the introduction of SimCity in 1989. Titles in the Sim franchise include, among others, SimCity 2000, SimCity, SimAnt, SimTower, SimCopter and SimIsle.

  Maxis was incorporated in California in 1990 as Sim-Business and was reincorporated in Delaware in April 1995 as Maxis, Inc. The principal executive offices of Maxis are located at 2121 N. California Boulevard, Walnut Creek, California 94596-3572. Maxis' telephone number is (510) 933-5630.

 Village Acquisition Corporation

  Merger Sub is a wholly owned subsidiary of Electronic Arts recently incorporated in Delaware for the purpose of effecting the Merger. Merger Sub has no material assets and has not engaged in any activities except in connection with the Merger.

  The principal executive offices of Merger Sub are located at 1450 Fashion Island Boulevard, San Mateo, California 94404. Merger Sub's telephone number is
(415) 571-7171.

THE SPECIAL MEETING

 Date, Time, Place and Purpose

  The Special Meeting will be held at 8:00 a.m., local time, on Friday, July 25, 1997 at Maxis' headquarters located at 2121 N. California Boulevard, Suite 600, Walnut Creek, California 94596. At the Special Meeting, stockholders of Maxis at the close of business on June 27, 1997 (the "Record Date") will be asked to approve and adopt the Reorganization Agreement and approve the proposed Merger. See "The Special Meeting--Date, Time, Place and Purpose of Special Meeting."

 Record Date and Vote Required

  Only holders of record of Maxis Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting. Each Maxis stockholder is entitled to one vote for each share of Maxis Common Stock held as of the Record Date. Pursuant to the Delaware General Corporation Law ("DGCL"), approval of the Merger requires the affirmative vote of at least a majority of the outstanding shares of Maxis Common Stock entitled to vote at the Special Meeting. Maxis officers and directors and their affiliates hold approximately 59.0% of the outstanding Maxis Common Stock. See "The Special Meeting--Record Date and Outstanding Shares" and "--Vote Required."

  A stockholder of Maxis beneficially owning approximately 28.5% of the issued and outstanding Maxis Common Stock has executed a Voting Agreement with Electronic Arts, pursuant to which he has agreed to vote all such shares in favor of the Merger. See "Terms of the Merger--Voting Agreement."

 Recommendation of Maxis Board of Directors

  AFTER CAREFUL CONSIDERATION, THE MAXIS BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS FAIR AND IN THE BEST INTERESTS OF MAXIS AND ITS STOCKHOLDERS AND HAS APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND APPROVED THE MERGER. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF MAXIS VOTE FOR THE APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT AND FOR THE APPROVAL OF THE MERGER. MAXIS STOCKHOLDERS SHOULD READ THIS PROXY STATEMENT/PROSPECTUS CAREFULLY PRIOR TO VOTING. See "Approval of the Merger and Related Transactions--Maxis Reasons for the Merger," "--Background of the Merger."

 Appraisal Rights

  Holders of Maxis Common Stock are not entitled to dissenters' rights or appraisal rights with respect to the Merger.

RISK FACTORS

  Maxis stockholders should carefully consider a variety of risks in evaluating the matters to be voted on at the Special Meeting and the acquisition of the securities offered hereby, including the following: (i) that the interactive software industry is volatile, highly dynamic and intensely competitive; (ii) that the rapidly changing market for interactive entertainment software demands the development, introduction and distribution of new competitive products on a timely basis, constantly adapted to new hardware platforms and designed to meet emerging industry standards; (iii) risks associated with product development schedules; (iv) that Electronic Arts' success depends upon continued market acceptance of the videogame hardware systems of its licensors, and further upon its ability to accurately predict the market's future demand for each hardware system for purposes of product-development; (v) that provisions in Electronic Arts' contracts with hardware licensors may result in manufacturing and shipping delays and cause Electronic Arts to assume various other financial risks and expenses; (vi) that Electronic Arts' quarterly results of operations are difficult to predict, due to the fact that expenses associated with overhead and product-development remain relatively constant, while revenues are generated by quarterly sales which may vary significantly; (vii) that the use of film and videotape in certain Electronic Arts products requires higher-volume sales of such products to recoup the significant costs of video production; (viii) risks associated with the limitations of the companies' abilities to protect their intellectual property; (ix) that gross margins for Electronic Arts may not continue to increase due to rising or stable costs associated with royalties, distribution and other expenses, with significant price protection often required by retailers; (x) that success in the video game and personal computer ("PC") businesses increasingly requires the production of "hit" products, and that there can be no assurance that Electronic Arts will continue to develop or successfully market any future "hit" titles; (xi) that there can be no assurance that Electronic Arts will continue to be successful in attracting and retaining enough qualified personnel; (xii) that significant revenues of Electronic Arts obtained from foreign sales are potentially subject to unexpected changes in regulatory requirements, tariffs, or currency fluctuations; (xiii) that Electronic Arts holds equity investments in several small affiliates which are generally small and without significant financial resources; (xiv) a variety of risks related to the effects of announcement or consummation of the Merger on the business of Maxis; (xv) risks associated with the development and release of SimCity 3000;
(xvi) that the market price of the Electronic Arts Common Stock has historically been subject to significant fluctuations over a short period of time, and that as a result of the fixed Exchange Ratio, if the price of Electronic Arts Common Stock were to fluctuate significantly before the Effective Time then the value received by Maxis stockholders would correspondingly increase or decrease; (xvii) that the operations of Electronic Arts and Maxis may not be integrated in an efficient and effective manner, thereby reducing or eliminating the anticipated benefits of the Merger; (xviii) that the market price of the Electronic Arts Common Stock could be significantly and adversely affected by any potential failure to achieve expected business synergies or if the Merger has a dilutive effect; (xix) that Electronic Arts will incur significant transactional costs with respect to the Merger, and could incur further unanticipated costs related to the process of integration; (xx) that former stockholders of Maxis will each have a significantly smaller voting influence over the affairs of Electronic Arts than they currently enjoy over the affairs of Maxis; (xxi) risks associated with the Merger failing to qualify as a pooling of interests for accounting purposes; and (xxii) that certain affiliates of Maxis have certain interests that are different from or in addition to shareholders of Maxis. See "Risk Factors."

MAXIS REASONS FOR THE MERGER

  The Maxis Board of Directors (the "Maxis Board") has unanimously adopted and approved the Reorganization Agreement and believes that the Merger is fair to, and in the best interests of, Maxis and its stockholders. The Maxis Board's decision to approve the Reorganization Agreement and the Merger was based, in part, upon its belief that the combined company's experience, financial resources, and size and breadth of product offerings will allow it to respond more quickly to technological change, increased competition and market demands in a rapidly changing industry. The Merger should also provide Maxis access to Electronic Arts' greater resources, including its national and international sales, marketing, and distribution capabilities, to support Maxis' efforts to develop products, expand its customer base and enhance relationships with existing customers. Maxis also expects to benefit from (i) enhanced efficiencies resulting from the combination of the two companies' customer service and technical support systems and (ii) increased management breadth and strengthened organizational infrastructure from the addition of senior Electronic Arts executives. The Maxis Board also considered other potential benefits and synergies that may result from the Merger. See "Approval of the Merger and Related Transactions--Maxis Reasons for the Merger."

ELECTRONIC ARTS REASONS FOR THE MERGER

  The Electronic Arts Board of Directors (the "Electronic Arts Board") believes that several benefits will accrue to Electronic Arts by virtue of the proposed Merger. First, the acquisition of Maxis' Sim products is consistent with Electronic Arts' long term strategy for growth through obtaining and exploiting key franchise properties and brands. The addition of the Maxis PC software titles to Electronic Arts' product line is expected to enhance Electronic Arts strong distribution business, and, in particular, to enhance Electronic Arts' PC market share and contribute to its effort to achieve its PC market objectives. Finally, the Sim product line will increase the number of titles and key brands Electronic Arts can offer into emerging on-line medium. See "Approval of the Merger and Related Transactions--Electronic Arts Reasons for the Merger."

OPINION OF FINANCIAL ADVISOR

  Alex. Brown & Sons Incorporated ("Alex. Brown") has delivered to the Maxis Board its written opinion, dated June 4, 1997, to the effect that as of such date, the Exchange Ratio was fair, from a financial point of view, to Maxis. The full text of the opinion of Alex. Brown which sets forth, among other things, assumptions made and matters considered, is attached as Appendix B to this Proxy Statement/Prospectus and is incorporated herein by reference. HOLDERS OF MAXIS COMMON STOCK ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY. See "Approval of the Merger and Related Transactions--Opinion of Alex. Brown & Sons Incorporated" and Appendix B hereto.

FEDERAL INCOME TAX TREATMENT

  The Merger is intended to constitute a "reorganization" within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), in which case no gain or loss will generally be recognized by holders of Maxis Common Stock solely upon their receipt of Electronic Arts Common Stock in the Merger (except to the extent of cash received in lieu of a fractional share thereof) in exchange therefor. As a condition to Electronic Arts' and Maxis' obligations to consummate the Merger, Electronic Arts and Maxis must obtain an opinion from their respective legal counsel that, for federal income tax purposes, the Merger will constitute a "reorganization" within the meaning of
Section 368(a) of the Code. HOWEVER, MAXIS STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGEr. See "Approval of the Merger and Related Transactions-- Certain Federal Income Tax Considerations."

REGULATORY MATTERS

  Under the provisions of the HSR Act, the Merger may not be consummated until such time as certain information has been furnished to the Department of Justice and the Federal Trade Commission (the "FTC") and the specified waiting period requirements of the HSR Act have been satisfied. Based on information available to them, Electronic Arts and Maxis believe that the Merger will not violate federal or state antitrust laws. However, there can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, that Electronic Arts would prevail or would not be required to terminate the Reorganization Agreement or would not be required to accept certain conditions in order to consummate the Merger. See "Approval of the Merger and Related Transactions--Regulatory Matters" and "Terms of the Merger--Conditions to the Merger."

ACCOUNTING TREATMENT

  The Merger is intended to qualify as a pooling of interests for financial reporting purposes in accordance with generally accepted accounting principles. Consummation of the Merger is conditioned upon (i) receipt by Maxis of a letter from its independent auditors regarding concurrence with Maxis management's conclusion that Maxis qualifies as an entity that may be a party to a business combination for which the pooling-of-interests method of accounting would be available and (ii) receipt by Electronic Arts of a letter from its independent auditors regarding concurrence with Electronic Arts management's conclusion as to the appropriateness of pooling-of-interests accounting treatment for the Merger under APB No. 16, if consummated in accordance with the Reorganization Agreement. See "Approval of the Merger and Related Transactions--Accounting Treatment" and "Terms of the Merger--Conditions to the Merger."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Certain members of the Maxis Board and the management of Maxis have certain interests in the Merger that are different from, or in addition to, the interests of Maxis stockholders in the Merger generally. These certain interests include: (i) all executive officers of Maxis have severance and option acceleration agreements that may be triggered in connection with the Merger, and (ii) Jeffrey B. Braun and William R. Wright, founders and directors of Maxis, have entered into employment agreements with Electronic Arts. See "Terms of the Merger--Interests of Certain Persons" and "--Employment and Noncompetition Agreements."

TERMS OF THE MERGER

 General

  The Reorganization Agreement provides for the merger of Merger Sub with and into Maxis with Maxis to continue as the surviving corporation of the Merger (the "Surviving Corporation") and to become a wholly owned subsidiary of Electronic Arts. See "Terms of the Merger--General."

 Effective Time of the Merger

  The Merger will become effective upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be agreed in writing by Electronic Arts, Maxis and Merger Sub and specified in the Certificate of Merger (the "Effective Time"). Assuming all conditions to the Merger are satisfied or waived prior thereto, it is currently anticipated that the Closing Date and Effective Time will be on or about July 25, 1997. See "Terms of the Merger--Effective Time; Closing Date."

 Conversion of Common Stock; Assumption of Options

  At the Effective Time, each share of Maxis Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Maxis Common Stock held by Maxis or owned by Merger Sub, Electronic Arts or any direct or indirect wholly owned subsidiary of Maxis or of Electronic Arts immediately prior to the Effective Time) will be canceled and extinguished and automatically converted into the Exchange Rate of 0.3644 of a share of Electronic Arts Common Stock. No fractional shares will be issued by virtue of the Merger. Holders of shares of Maxis Common Stock will receive cash in lieu of fractional shares of Electronic Arts Common Stock. At the Effective Time, each outstanding Maxis Option will be assumed by Electronic Arts and will become an option for shares of Electronic Arts Common Stock with appropriate adjustments to be made to the number of shares issuable thereunder and the per share exercise price thereof based on the Exchange Ratio. No later than five business days after the Closing Date, Electronic Arts will file a registration statement on Form S-8 for the shares of Electronic Arts Common Stock issuable with respect to assumed Maxis Options. See "Terms of the Merger--Merger Consideration."

  For a summary of the principal differences between the rights of holders of Electronic Arts Common Stock, and the holders of Maxis Common Stock, see "Comparison of Rights of Holders of Electronic Arts Common Stock and Holders of Maxis Common Stock."

 Exchange of Certificates

  Promptly after the Effective Time, Electronic Arts shall cause an exchange agent to mail to each holder of record (as of the Effective Time) of outstanding shares of Maxis Common Stock a letter of transmittal and instructions for use in effecting the surrender of certificates which, prior to the Merger, represented shares of Maxis Common Stock. CERTIFICATES SHOULD NOT BE SURRENDERED BY THE HOLDERS OF MAXIS COMMON STOCK UNTIL SUCH HOLDERS RECEIVE THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT. See "Terms of the Merger-- Conversion of Shares; Procedures for Exchange of Certificates."

 Non-Solicitation

  Pursuant to the Reorganization Agreement, Maxis has agreed not to, directly or indirectly, solicit, initiate, encourage or participate in any discussions or negotiations with, or disclose any non-public information concerning Maxis to, or otherwise assist or facilitate, or enter into any agreement or understanding with, any person, in connection with any proposed acquisition with respect to Maxis (other than the Merger), except that, to the extent that the Maxis Board determines, in good faith, after consultation with outside legal counsel, that the Maxis Board's fiduciary duties require it to do so, Maxis may participate in discussions or negotiations with, and furnish non-public information to any person after such person has delivered to Maxis, in writing, an unsolicited bona fide acquisition proposal which the Maxis Board in its good faith reasonable judgment determines, after consultation with its independent financial advisors, would reasonably be likely to result in a transaction more favorable than the Merger to the stockholders of Maxis. See "Terms of the Merger--Non-Solicitation."

 Conduct of Business of Maxis

  Pursuant to the Reorganization Agreement, Maxis has made certain covenants regarding the conduct of its business during the period from the date of execution of the Reorganization Agreement until the earlier of the termination of the Reorganization Agreement or the Effective Time, including, without limitation, covenants to carry on, and use reasonable best efforts to preserve, its business, in all material respects, in the usual, regular and ordinary course, and in compliance with all applicable laws and regulations, and use its reasonable best efforts consistent with past practices and policies to: (a) preserve intact its present business organization; (b) keep available the services of its present officers and employees; and (c) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings. In addition, Maxis has agreed not to take, or to agree to take, certain actions relating to: (a) contractual rights with respect to stock options, and stock plans; (b) severance or termination pay; (c) the intellectual property of Maxis; (d) dividends or distributions; (e) repurchases or acquisitions of capital stock and stock splits or combinations; (f) issuance or sales of capital stock or other securities; (g) amendments to charter documents or Bylaws; (h) acquisitions of, or investments in, other businesses or assets of other businesses; (i) dispositions of properties or assets which are material to the business of Maxis; (j) indebtedness or guarantees of indebtedness; (k) employee benefit plans, employment contracts, and employee compensation and other benefits; (l) settlement of disputes and waiver or releases of claims; (m) Electronic Arts' ability to account for the Merger as a pooling of interests; (n) changes in accounting methods; (o) material contracts; (p) lending; (q) tax audit assessments; and (r) insurance coverage. See "Terms of the Merger--Additional Covenants."

 Conditions to the Merger

  The respective obligations of Electronic Arts, Maxis and Merger Sub to effect the Merger are subject to the satisfaction, at or prior to the Effective Time, of certain conditions relating to, among other things: (i) the approval and adoption of the Reorganization Agreement, and the approval of the Merger, by the stockholders of Maxis; (ii) the effectiveness of the Registration Statement; (iii) the absence of legal impediments to consummation of the Merger; (iv) the expiration or early termination of applicable waiting periods under the HSR Act; (v) receipt of legal opinions relating to tax matters; (vi) the listing on the Nasdaq National Market of the shares of Electronic Arts Common Stock issuable to stockholders of Maxis in the Merger; and (vii) the receipt of letters from the independent auditors for Electronic Arts and Maxis to the effect that no conditions exist that would preclude Electronic Arts from accounting for the Merger as a pooling of interests. The obligation of Maxis to consummate and effect the Merger is also subject to the satisfaction, at or prior to the Effective Time, of certain additional conditions relating to, among other things: (i) subject to materiality thresholds, the accuracy of the representations and warranties of Electronic Arts and Merger Sub in the Reorganization Agreement; (ii) subject to materiality thresholds, the performance and compliance of Electronic Arts and Merger Sub with agreements and covenants in the Reorganization Agreement; (iii) the receipt by Maxis of certain customary closing documents; and (iv) the absence of any material adverse change with respect to Electronic Arts' business since the date of the Reorganization Agreement. The obligations of Electronic Arts and Merger Sub to consummate and effect the Merger are also subject to the satisfaction, at or prior to the Effective Time, of certain additional conditions relating to, among other things: (i) subject to materiality thresholds, the accuracy of the representations and warranties of Maxis contained in the Reorganization Agreement; (ii) subject to materiality thresholds, the performance and compliance of Maxis with agreements and covenants in the Reorganization Agreement; (iii) the receipt by Electronic Arts of certain customary closing documents; (iv) the absence of any material adverse change with respect to Maxis' business since the date of the Reorganization Agreement; and (v) the absence of legal, contractual or regulatory restraints and certain administrative actions or proceedings. See "Terms of the Merger--Conditions to the Merger."

 Termination; Termination Fee

  The Reorganization Agreement may be terminated at any time prior to the Effective Time of the Merger, whether before or after approval of the Merger by the stockholders of Maxis: (i) by mutual written consent of Electronic Arts and Maxis; (ii) subject to certain exceptions, by either Electronic Arts or Maxis, if the Merger shall not have been consummated by October 31, 1997; (iii) by either Electronic Arts or Maxis, in case of certain governmental actions having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; (iv) by either Electronic Arts or Maxis, in the event of a failure to obtain the required approval of the stockholders of Maxis at the Special Meeting; (v) by Electronic Arts, in certain circumstances where the Maxis Board fails to provide its unanimous recommendation in favor of the Merger and approval and adoption of the Reorganization Agreement; (vi) by Electronic Arts, if the Maxis Board shall have approved, publicly endorsed, recommended or executed a letter of intent or similar document with respect to any acquisition proposal other than the Merger; (vii) by Electronic Arts, in certain circumstances where Maxis fails to recommend rejection of a tender or exchange offer relating to securities of Maxis or fails to announce its opposition to an acquisition proposal other than the Merger; (viii) in certain circumstances and subject to certain limitations, by Maxis, upon a breach of any representation, warranty, covenant or agreement on the part of Electronic Arts set forth in the Reorganization Agreement, or if any such representation or warranty of Electronic Arts shall have become inaccurate; (ix) in certain circumstances and subject to certain limitations, by Electronic Arts, upon a breach of any representation, warranty, covenant or agreement on the part of Maxis set forth in the Reorganization Agreement, or if any such representation or warranty of Maxis shall have become inaccurate; (x) by Maxis, if the average closing price of Electronic Arts Common Stock, as quoted in the Nasdaq National Market and reported in The Wall Street Journal, over the ten (10) trading days ending the third business day prior to the date originally established in this Proxy Statement/Prospectus for the Special Meeting is less than $20.00; or (xi) by either Electronic Arts or Maxis, in the event of a tender or an exchange offer relating to the securities of Maxis which is accepted by more than fifty percent (50%) of the outstanding shares of Maxis Common Stock (excluding for such calculation the shares of Maxis Common Stock held beneficially or of record by Jeffrey B. Braun).

  If the Reorganization Agreement is terminated by Electronic Arts or Maxis pursuant to the provisions described in clauses (iv) or (xi) above, or by Electronic Arts pursuant to the provisions described in clauses (v), (vi) or
(vii) above, then Maxis, in certain circumstances and subject to certain limitations, is required to pay to Electronic Arts, in cash, a non-refundable fee in the amount of $5,000,000. See "Terms of the Merger--Termination; Termination Fee."

 Expenses

  All fees and expenses incurred in connection with the Reorganization Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that Electronic Arts and Maxis shall share equally all fees and expenses, other than attorneys' and accountants' fees and expenses, incurred in relation to the printing and filing of this Proxy Statement/Prospectus and the Registration Statement. See "Terms of the Merger--Expenses."

 Voting Agreement

  Jeffrey B. Braun (who beneficially owns approximately 28.5% of the Maxis Common Stock and is Chairman of the Board of Directors of Maxis) has entered into a Voting Agreement with Electronic Arts, agreeing that he will vote his shares in favor of the adoption of the Reorganization Agreement and approval of the Merger, and that he will not solicit, initiate or engage in discussions, or take any other action likely to facilitate the efforts of any person, other than Electronic Arts, relating to an acquisition proposal with respect to Maxis. See "Terms of the Merger--Voting Agreement."

 Affiliate Agreements

  Each person determined by Maxis to be an "affiliate" of Maxis within the meaning of Rule 145 promulgated under the Securities Act, has executed an agreement that, among other things, restricts sales, transfers and other dispositions of both securities of Maxis held by such person and the Electronic Arts Common Stock received by such person in connection with the Merger in order to comply with the requirements of certain federal securities laws and to help ensure that the Merger will be treated as a pooling of interests for accounting purposes. See "Terms of the Merger--Affiliate Agreements."

 Employment and Noncompetition Agreements

  Each of Jeffrey B. Braun (the Chairman of the Board of Directors of Maxis) and William R. Wright (the Chief Technical Designer and a director of Maxis) have entered into agreements, in connection with the Merger, amending their current Employment Agreements with Maxis whereby, as of the Effective Date, such persons will become employees of Electronic Arts. Mr. Braun and Mr. Wright have also entered into Noncompetition and Nonsolicitation Agreements with Electronic Arts, restricting them for a period of two years from the Effective Date from carrying on or engaging in certain business activities. See "Terms of the Merger--Employment and Noncompetition Agreements."

                       COMPARATIVE PER SHARE MARKET DATA

  Electronic Arts Common Stock is traded on the Nasdaq National Market under the symbol "ERTS." The following table sets forth the range of high and low sale prices reported on the Nasdaq National Market for Electronic Arts Common Stock for the periods indicated:

                                                                     HIGH   LOW
                                                                    ------ ------
FISCAL YEAR ENDING MARCH 31, 1998
  First Quarter (through June 23, 1997)............................ $35.56 $20.13
FISCAL YEAR ENDED MARCH 31, 1997
  Fourth Quarter................................................... $36.13 $26.25
  Third Quarter....................................................  37.63  27.88
  Second Quarter...................................................  39.13  24.75
  First Quarter....................................................  34.50  25.25
FISCAL YEAR ENDED MARCH 31, 1996
  Fourth Quarter................................................... $28.50 $22.13
  Third Quarter....................................................  38.75  23.13
  Second Quarter...................................................  41.75  27.13
  First Quarter....................................................  30.00  20.13

  Maxis Common Stock is traded on the Nasdaq National Market under the symbol
"MXIS." The following table sets forth the range of high and low sale prices reported on the Nasdaq National Market for Maxis Common Stock for the periods indicated:

                                                                     HIGH   LOW
                                                                    ------ ------
FISCAL YEAR ENDING MARCH 31, 1998
  First Quarter (through June 23, 1997)............................ $12.50 $ 6.75
FISCAL YEAR ENDED MARCH 31, 1997
  Fourth Quarter................................................... $13.63 $ 7.38
  Third Quarter....................................................  15.75  12.25
  Second Quarter...................................................  20.50  11.00
  First Quarter....................................................  27.13  19.75
FISCAL YEAR ENDED MARCH 31, 1996
  Fourth Quarter................................................... $37.50 $20.25
  Third Quarter....................................................  44.50  29.25
  Second Quarter...................................................  49.50  23.00
  First Quarter (from May 25, 1995)................................  30.50  19.50

  The following table sets forth the closing sale prices per share of Electronic Arts Common Stock and Maxis Common Stock on the Nasdaq National Market on June 4, 1997, which closing prices were quoted prior to the announcement on such date of the proposed Merger, and on June 23, 1997, the latest practicable trading day before the filing of this Prospectus/Proxy Statement for which information was obtainable, and the equivalent per share price for Maxis Common Stock. The "equivalent per share price" for Maxis Common Stock as of such dates equals the closing sale price per share of Electronic Arts Common Stock on such dates multiplied by the Exchange Ratio of 0.3644. See "Terms of the Merger--Merger Consideration."

                                    ELECTRONIC ARTS    MAXIS       EQUIVALENT
                                     COMMON STOCK   COMMON STOCK PER SHARE PRICE
                                    --------------- ------------ ---------------
June 4, 1997.......................     $30.38         $10.88        $11.07
June 23, 1997......................     $33.88         $11.88        $12.35

  Electronic Arts and Maxis believe that Maxis Common Stock presently trades on the basis of the value of the Electronic Arts Common Stock expected to be issued in exchange for such Maxis Common Stock in the Merger, discounted primarily for the uncertainties associated with the Merger. Apart from the publicly disclosed information concerning Electronic Arts which is included in this Proxy Statement/Prospectus, Electronic Arts cannot state with certainty what factors account for changes in the market price of the Electronic Arts Common Stock.

  Maxis stockholders are advised to obtain current market quotations for Electronic Arts Common Stock and Maxis Common Stock. No assurance can be given as to the market prices of Electronic Arts Common Stock or Maxis Common Stock at any time before the Effective Time or as to the market price of Electronic Arts Common Stock at any time thereafter. Because the Exchange Ratio is fixed, the Exchange Ratio will not be adjusted to compensate Maxis stockholders for decreases in the market price of Electronic Arts Common Stock which could occur before the Merger becomes effective. In the event the market price of Electronic Arts Common Stock decreases or increases prior to the Effective Time, the value at the Effective Time of the Electronic Arts Common Stock to be received in the Merger in exchange for Maxis Common Stock would correspondingly decrease or increase, provided however, that Maxis has retained the right to terminate the Reorganization Agreement if the average closing price of Electronic Arts Common Stock, as quoted in the Nasdaq National Market and reported in The Wall Street Journal, over the ten (10) trading days ending the third business day prior to the date originally established in this Proxy Statement/Prospectus for the Special Meeting is less than $20.00. See "Risk Factors--Fluctuations in Stock Price," "--Risks Associated with Fixed Exchange Ratio" and "Terms of the Merger--Termination; Termination Fee."

  Following the Merger, all Maxis Common Stock will be owned by Electronic Arts and, as a result, Maxis Common Stock will no longer be listed on the Nasdaq National Market.

  Electronic Arts and Maxis have never paid cash dividends on their respective shares of Common Stock. Pursuant to the Reorganization Agreement, Maxis has agreed not to pay cash dividends pending the consummation of the Merger without the written consent of Electronic Arts. Neither the Maxis Board nor the Electronic Arts Board currently anticipates paying cash dividends in the foreseeable future.

   SELECTED HISTORICAL AND SELECTED UNAUDITED PRO FORMA FINANCIAL INFORMATION

  The following selected historical financial information of Electronic Arts and Maxis has been derived from their respective historical consolidated financial statements and should be read in conjunction with such consolidated financial statements and the notes thereto, certain of which are included in this Proxy Statement/Prospectus. The selected unaudited pro forma combined financial information of Electronic Arts and Maxis is derived from the unaudited pro forma condensed combined financial statements included in this Proxy Statement/Prospectus, which give effect to the Merger as a pooling of interests, and should be read in conjunction with such unaudited pro forma statements and the notes thereto.

  The unaudited pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated nor is it necessarily indicative of future operating results or financial position.

           ELECTRONIC ARTS SELECTED HISTORICAL FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                            YEAR ENDED MARCH 31,
                                ----------------------------------------------
                                  1997     1996      1995     1994      1993
                                -------- --------  -------- --------  --------
CONSOLIDATED STATEMENT OF
 INCOME DATA:
Net revenues................... $624,766 $531,887  $493,346 $418,289  $298,386
Cost of goods sold.............  312,044  273,594   263,357  224,606   160,578
                                -------- --------  -------- --------  --------
Gross profit...................  312,722  258,293   229,989  193,683   137,808
Operating expenses:
 Marketing and sales...........   85,555   72,928    61,951   46,847    38,465
 General and administrative....   41,742   32,207    29,308   23,767    20,713
 Research and development......  118,103   99,627    73,902   62,570    37,451
                                -------- --------  -------- --------  --------
Total operating expenses.......  245,400  204,762   165,161  133,184    96,629
                                -------- --------  -------- --------  --------
Operating income...............   67,322   53,531    64,828   60,499    41,179
Interest and other income,
 net...........................   11,639    6,021    13,250    3,782     2,537
                                -------- --------  -------- --------  --------
Income before provision for
 income taxes and minority
 interest......................   78,961   59,552    78,078   64,281    43,716
Provision for income taxes.....   27,241   18,759    24,980   19,450    13,421
                                -------- --------  -------- --------  --------
Income before minority
 interest......................   51,720   40,793    53,098   44,831    30,295
Minority interest in
 consolidated joint venture....    1,282     (304)    2,620      (94)      563
                                -------- --------  -------- --------  --------
Net income..................... $ 53,002 $ 40,489  $ 55,718 $ 44,737  $ 30,858
                                ======== ========  ======== ========  ========
Net income per share........... $   0.96 $   0.75  $   1.07 $   0.86  $   0.62
                                ======== ========  ======== ========  ========
Number of shares used in
 computation...................   55,483   54,163    52,297   52,286    49,992
                                ======== ========  ======== ========  ========

                                                    MARCH 31,
                                  ---------------------------------------------
                                    1997     1996     1995     1994      1993
                                  -------- -------- -------- --------- --------
CONSOLIDATED BALANCE SHEET DATA:
Cash and short-term
 investments....................  $230,096 $147,983 $174,121 $ 130,318 $ 98,029
Marketable securities...........     5,548   37,869   10,725    11,931      --
Working capital.................   241,613  199,713  168,742   135,741   85,094
Long-term investments...........    24,200   24,200   14,200       --       --
Total assets....................   516,703  424,219  341,239   273,651  181,257
Total liabilities...............   127,430  100,625  103,018    97,988   67,687
Minority interest...............        28    1,277    1,148     3,485    2,999
Total stockholders' equity......   389,245  322,317  237,073   172,178  110,571

                MAXIS SELECTED HISTORICAL FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                               YEAR ENDED MARCH 31,
                                      -----------------------------------------
                                       1997     1996    1995    1994     1993
                                      -------  ------- ------- -------  -------
CONSOLIDATED STATEMENT OF OPERATIONS
 DATA:
Net revenues........................  $48,262  $55,412 $38,147 $23,332  $13,864
Cost of revenues....................   16,899   17,897  14,186   8,367    5,323
                                      -------  ------- ------- -------  -------
Gross profit........................   31,363   37,515  23,961  14,965    8,541
                                      -------  ------- ------- -------  -------
Operating expenses:
 Research and development...........   12,652    8,416   6,008   3,299    2,440
 Acquisition-related charge.........      --     2,232     --      --       --
 Sales and marketing................   16,517   12,843   8,813   5,407    2,591
 General and administrative.........    6,747    5,504   4,184   3,225    2,669
                                      -------  ------- ------- -------  -------
Total operating expenses............   35,916   28,995  19,005  11,931    7,700
                                      -------  ------- ------- -------  -------
Income (loss) from operations.......   (4,553)   8,520   4,956   3,034      841
Interest income.....................    1,640    1,493     226     114      197
                                      -------  ------- ------- -------  -------
Income (loss) from continuing
 operations before income taxes.....   (2,913)  10,013   5,182   3,148    1,038
Provision (benefit) for income
 taxes..............................   (1,238)   3,825   1,879   1,021      368
                                      -------  ------- ------- -------  -------
Income (loss) from continuing
 operations.........................   (1,675)   6,188   3,303   2,127      670
Discontinued operations:
 Loss from discontinued operations
  (net of income tax benefit of $251
  in fiscal 1994 and $203 in fiscal
  1993).............................      --       --      --     (376)    (600)
 Gain on disposal of discontinued
  operations (net of income tax
  expense of $173 in fiscal 1995)...      --       --      303     --       --
                                      -------  ------- ------- -------  -------
Net income (loss)...................  $(1,675) $ 6,188 $ 3,606 $ 1,751  $    70
                                      =======  ======= ======= =======  =======
Per share amounts:
 Income (loss) from continuing
  operations........................  $ (0.15) $  0.56 $  0.37 $  0.25  $  0.08
                                      =======  ======= ======= =======  =======
 Net income (loss)..................  $ (0.15) $  0.56 $  0.40 $  0.20  $  0.01
                                      =======  ======= ======= =======  =======
Shares used in per share
 calculations.......................   11,180   11,051   8,915   8,621    8,061
                                      =======  ======= ======= =======  =======
                                                     MARCH 31,
                                      -----------------------------------------
                                       1997     1996    1995    1994     1993
                                      -------  ------- ------- -------  -------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-
 term marketable securities.........  $38,045  $42,890 $ 8,655 $ 4,932  $ 6,932
Working capital.....................   41,259   45,265  11,457   8,208    6,913
Total assets........................   69,329   67,300  19,142  14,427   10,168
Redeemable preferred stock..........      --       --   11,363  10,849   10,335
Stockholders' equity (deficit)......   58,531   57,234   2,388  (1,239)  (2,480)

                           ELECTRONIC ARTS AND MAXIS

          SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                      YEAR ENDED MARCH 31,
                                                    --------------------------
                                                      1997     1996     1995
                                                    --------- -------  -------
PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
 DATA:
Net revenues.......................................   673,028 587,299  531,493
Cost of goods sold.................................   328,943 291,491  277,543
                                                    --------- -------  -------
Gross profit.......................................   344,085 295,808  253,950
Operating expenses:
  Marketing and sales..............................   102,072  85,771   70,764
  General and administrative.......................    48,489  37,711   33,492
  Research and development.........................   130,755 110,275   79,910
                                                    --------- -------  -------
Total operating expenses...........................   281,316 233,757  184,166
Operating income...................................    62,769  62,051   69,784
Interest and other income, net.....................    13,279   7,514   13,476
                                                    --------- -------  -------
Income before provision for income taxes and
 minority interest.................................    76,048  69,565   83,260
Provision for income taxes.........................    26,003  22,584   26,859
                                                    --------- -------  -------
Income before minority interest....................    50,045  46,981   56,401
Minority interest in consolidated joint venture....     1,282    (304)   2,620
                                                    --------- -------  -------
Net income.........................................    51,327  46,677   59,021
                                                    ========= =======  =======
Net income per share............................... $    0.86 $  0.80  $  1.06
                                                    ========= =======  =======
Number of shares used in computation...............    59,557  58,190   55,546
                                                    ========= =======  =======

                                                    MARCH 31,
                                                       1997
                                                    ---------
PRO FORMA CONDENSED COMBINED BALANCE SHEET DATA:
Cash and short-term investments.................... $ 268,141
Marketable securities..............................     5,548
Working capital....................................   278,392
Long-term investments..............................    34,478
Total assets.......................................   586,032
Total liabilities..................................   142,708
Minority interest..................................        28
Total stockholders' equity(1)......................   443,296

--------
(1) Total pro forma stockholders' equity at March 31, 1997 reflects $5.5 million in estimated charges to operations expected to be incurred in connection with the Merger, including $2.5 million in direct transaction costs and $3.0 million in additional anticipated costs associated with integrating the two companies. See "Risk Factors--Costs of Integration; Transaction Expenses."

                           COMPARATIVE PER SHARE DATA

  The following table sets forth certain historical per share data of Electronic Arts and Maxis and unaudited pro forma combined per share data after giving effect to the Merger on a pooling-of-interests basis assuming that
0.3644 of one newly issued share of Electronic Arts Common Stock is issued in exchange for each outstanding share of Maxis Common Stock in the Merger. This data should be read in conjunction with the selected financial information and the separate historical financial statements of Electronic Arts and Maxis and notes thereto included elsewhere in this Proxy Statement/Prospectus. The unaudited pro forma combined financial data is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved had the Merger been consummated as of the beginning of the periods presented and should not be construed as representative of future operating results or financial condition.

                                                         YEAR ENDED MARCH 31,
                                                         ----------------------
                                                          1997     1996   1995
                                                         -------  ------ ------
HISTORICAL--ELECTRONIC ARTS
  Net income per share.................................. $  0.96  $ 0.75 $ 1.07
  Book value per share(1)............................... $  7.19
                                                         YEAR ENDED MARCH 31,
                                                         ----------------------
                                                          1997     1996   1995
                                                         -------  ------ ------
HISTORICAL--MAXIS
  Net income (loss) from continuing operations per
   share................................................ $ (0.15) $ 0.56 $ 0.37
  Book value per share(1)............................... $  5.20
                                                         YEAR ENDED MARCH 31,
                                                         ----------------------
                                                          1997     1996   1995
                                                         -------  ------ ------
PRO FORMA COMBINED--ELECTRONIC ARTS
  Pro forma net income per Electronic Arts share........ $  0.86  $ 0.80 $ 1.06
  Pro forma book value per Electronic Arts share(1)(2).. $  7.61
EQUIVALENT PRO FORMA COMBINED--MAXIS(3)
  Pro forma net income per Maxis share.................. $  0.31  $ 0.29 $ 0.39
  Pro forma book value per Maxis share(1)(2)............ $  2.77

--------
(1) Historical book value per share is computed by dividing stockholders' equity by the number of shares of common stock outstanding at the end of each period. Electronic Arts pro forma combined book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares of Electronic Arts Common Stock which would have been outstanding had the Merger been consummated as of the balance sheet date.
(2) Pro forma book value reflects $5.5 million in estimated charges to operations expected to be incurred in connection with the Merger, including $2.5 million in direct transaction costs and $3.0 million in additional anticipated costs associated with integrating the two companies.
(3) Maxis equivalent pro forma combined amounts are calculated by multiplying the Electronic Arts pro forma combined per share amounts by the Exchange Ratio of 0.3644.

                                 RISK FACTORS

  Future operating results of Electronic Arts depend upon many factors and are subject to various risks and uncertainties. Prior to voting on the proposed Merger, each Maxis stockholder should carefully consider and evaluate the following factors, among others, which may cause Electronic Arts' operating results to vary or which may materially and adversely affect Electronic Arts' operating results.

  The Industry and Competition. The interactive software business has historically been a volatile and highly dynamic industry affected by changing technology, limited hardware platform life cycles, hit products, competition, component supplies, seasonality, consumer spending and other economic trends. The business is also intensely competitive. A variety of companies offer products that compete directly with one or more of Electronic Arts' products. These direct competitors vary in size from very small companies to companies with financial, managerial and technical resources comparable to or greater than those of Electronic Arts. Typically, Electronic Arts' chief competitor on dedicated game platforms is the hardware manufacturer/licensor itself, to which Electronic Arts must pay royalties and, in the case of Sony and Nintendo Co., Ltd. ("Nintendo"), manufacturing charges. For example, Sony has aggressively launched sports product lines that directly compete with Electronic Arts' sports products on the PlayStation ("PlayStation"). In addition, competition for creative talent has intensified, and the attraction and retention of key personnel by Electronic Arts is increasingly difficult.

  Products. Interactive entertainment software products typically have life spans of only 3 to 12 months. In addition, the market is crowded with a large number of titles competing for limited shelf space at retail. Electronic Arts' future success will depend in large part on its ability to develop and introduce new competitive products on a timely basis and to get those products distributed widely at retail. To compete successfully, new products must adapt to new hardware platforms and emerging industry standards, provide additional functionality and be successfully distributed in numerous changing worldwide markets. If Electronic Arts were unable, due to resource constraints or technological or other reasons, to successfully develop and distribute such products in a timely manner, this inability would have a material adverse effect on its operating results and financial condition.

  Development. Product development schedules, particularly for new hardware platforms and high-end multimedia PCs, are difficult to predict because they involve creative processes, use of new development tools for new platforms and the learning process, research and experimentation associated with development for new technologies. Compact Disc-Read Only Memory ("CD-ROM") products frequently include more content and are more complex, time-consuming and costly to develop than 16-bit cartridge products and, accordingly, cause additional development and scheduling risk. For example, in fiscal year 1996, Madden Football 96 and NHL Hockey 96 for the PlayStation did not ship at all due to significant delays in development that made the delayed completion date untimely for these products. Likewise, Need for Speed II for PC-CD, a high margin product scheduled for shipment in March of 1997, did not ship until April of 1997 due to last minute development delays. Dungeon Keeper, originally scheduled to ship in the quarter ended June 1996, is now expected to ship during the summer of 1997. In addition, development risks for CD-ROM products can cause particular difficulties in predicting quarterly results because brief manufacturing lead times allow finalizing products and projected release dates late in a quarter. Manufacturing lead times during the year for CD-based products have been as brief as one to three weeks; cartridge products more typically have had a six- to twelve-week lead time for manufacture.

  Platform Changes. A large portion of Electronic Arts' revenues are derived from the sale of products designed to be played on proprietary video game platforms such as the PlayStation, Sega Saturn ("Saturn"), the 16-bit Super Nintendo Entertainment System (the "SNES"), the 16-bit Sega Genesis video game system (the "Genesis") and the Nintendo 64 (the "N64"). The interdependent nature of Electronic Arts' business and that of its hardware licensors brings significant risks to Electronic Arts' business. The success of Electronic Arts' products is significantly affected by market acceptance of the new videogame hardware systems and the life span of older hardware platforms, and Electronic Arts' ability to accurately predict these factors with respect to each platform. In many cases, Electronic Arts will have expended a large amount of development and marketing resources on products designed for new video game systems (such as the new 32-bit systems) that have not yet achieved large installed bases, or will have continued product development for older hardware platforms that may have shorter life cycles than Electronic Arts expected. Conversely, if Electronic Arts does not choose to develop for a platform that achieves significant market acceptance, or discontinues development for a platform that has a longer life cycle than expected, Electronic Arts' revenue growth may be adversely affected. For example, Electronic Arts signed an agreement with Nintendo to develop and publish a line of EA SPORTS products for the N64 in March of 1997, nearly seven months after introduction of that platform in North America. Due to long development times associated with this platform, Electronic Arts will not ship N64 products in significant quantities until calendar year 1998.

  Electronic Arts believes that investment in products for the 32-bit market, including both Compact Disc personal computer ("PC-CD") and CD-dedicated video game ("CD-video game") platforms (particularly the Sony PlayStation) has been strategically important in positioning Electronic Arts for the now completed transition to 32-bit machines. Electronic Arts continues to believe that such investment is important and will continue its aggressive development activities for 32-bit platforms. Although the PlayStation has achieved significant market acceptance in all geographic territories, there can be no assurance that its growth will continue at the present rates, particularly with the introduction of the N64 by Nintendo. The introduction and market acceptance of the N64, particularly in North America, may adversely affect the growth rate of the 32-bit CD-platforms. While Electronic Arts has a broad range of products available and under development for the PlayStation and for PC-CD, Electronic Arts will not ship products for the N64 in any significant quantities until calendar year 1998.

  Hardware Companies. Electronic Arts' contracts with hardware licensors, which are also some of Electronic Arts' chief competitors, often grant significant control to the licensor over the manufacturing of Electronic Arts' products. This fact could, in certain circumstances, leave Electronic Arts unable to get its products manufactured and shipped to customers. In most events, control of the manufacturing process by hardware companies increases both the manufacturing lead times and the expense to Electronic Arts as compared to the lead times and costs that Electronic Arts can achieve independently. In both fiscal 1996 and fiscal 1997, for example, Electronic Arts experienced delays in the manufacturing of PlayStation products which caused delays in shipping those products. The results of future periods may be affected by similar delays. Finally, Electronic Arts' contracts with its hardware licensors often require Electronic Arts to take significant risks in holding or prepaying for its inventory of products. In particular, Electronic Arts' agreement with Nintendo for N64 products requires prepayment of costly cartridge-based inventory, minimum orders and no rights of return.

  Revenue and Expenses. A substantial majority of the revenue of Electronic Arts in any quarter typically results from orders received in that quarter and products introduced in that quarter. Electronic Arts' expenses are based, in part, on development of products to be released in the future. Certain overhead and product development expenses do not vary directly in relation to revenues. This trend is increasing as Electronic Arts increases the proportion of products developed internally. As a result, Electronic Arts' quarterly results of operations are difficult to predict, and small delays in product deliveries may cause quarterly revenues, operating results and net income to fall significantly below anticipated levels. Electronic Arts typically receives orders shortly before shipments, making backlog an unreliable indicator of quarterly results. A shortfall in shipments at the end of any particular quarter may cause the results of that quarter to fall significantly short of anticipated levels.

  Film and Videotape. Electronic Arts produces film and videotape to include in certain products pursuant to agreements between certain of Electronic Arts' subsidiaries with the Screen Actor's Guild ("SAG"), the American Federation of Television and Radio Artists ("AFTRA") and the British Actors Equity Association ("Equity"). However, the costs of video production are significantly higher than for software production, and for products which include a substantial amount of video such as certain interactive movies, the costs of producing the video component is significantly higher than the cost of developing the software component. Accordingly, more units of such products must be sold to recoup the development and production costs. There can be no assurance that these products which include significant film or videotape components will be commercially successful enough to recoup development costs. In addition, Electronic Arts' agreements with SAG and AFTRA expire during the current calendar year, and there can be no assurance that Electronic Arts will be able to renegotiate favorable terms.

  Limited Protection of Proprietary Technology. Generally, neither Electronic Arts nor Maxis has signed license agreements with the end users of its products and neither company fully copy-protects its products. Rather, both companies rely on copyright laws to prevent unauthorized distribution of their software. The companies also both rely on a combination of trade secret, patent and trademark laws to protect their proprietary rights. Existing copyright laws provide only limited protections. It is possible for unauthorized third parties to copy the companies' products or to otherwise obtain and use information that Electronic Arts or Maxis regard as proprietary. Policing unauthorized use of products is difficult and expensive. Policing unauthorized copying and distribution of the companies' products has become increasingly difficult to combat as the Internet and other widely available electronic transmission capabilities have emerged. Further, the laws of certain countries in which Electronic Arts and Maxis distribute their products provide less protection for the companies' intellectual property rights and products than do the laws of the United States.

  Gross Margins. Although gross margins for Electronic Arts' products as a whole have increased over the last three fiscal years, there are no assurances that this trend will continue in the future for several reasons. Professional and celebrity royalties continue to increase. Also, while the costs of development of new products for 32- and 64-bit systems have increased, overall costs of goods are not declining. For products on platforms for which Electronic Arts is required to purchase its goods from the hardware companies, Electronic Arts is unable to achieve cost reductions through manufacturing efficiencies, and royalties to hardware companies remain fixed or are increasing. As Electronic Arts begins to ship N64 products in significant quantities, margins may further decline due to the higher cost of goods associated with this cartridge-based platform. Similarly, higher distribution expenses for operations in Europe and North America and growth of the lower margin distribution business continue to put pressure on margins. In addition, retailers continue to require significant price protection for products, and with an increasing number of titles available for advanced platforms, such requirements for price protection may increase.

  Marketing and Distribution. Both the video game and PC businesses have become increasingly "hits" driven. Additional marketing and advertising funds are required to drive and support "hit" products, particularly television advertising. There can be no assurance that Electronic Arts will continue to produce "hit" titles, or that advertising for any product will increase sales sufficiently to recoup those advertising expenses.

  Employees. Competition for employees in the interactive software business is intense and increasing as competition in the industry increases. In the last fiscal year, recruiting of Electronic Arts' employees generally, and its executive officers in particular, has been intense. Large software and media companies frequently offer significantly larger cash compensation than does Electronic Arts, placing pressure on Electronic Arts' base salary and cash bonus compensation. Small start-up companies such as those proliferating in the online business areas offer significant potential equity gains which are difficult for more mature companies like Electronic Arts to match without significant stockholder dilution. While executive turnover has decreased in fiscal 1997 as compared to fiscal 1996, virtually all of the executives continue to experience intense recruiting pressure. There can be no assurance that Electronic Arts will be able to continue to attract and retain enough qualified employees in the future.

  Foreign Sales and Currency Fluctuations. For the 1997 fiscal year, international net revenues comprised 46% of total consolidated net revenues. Electronic Arts expects foreign sales to continue to account for a significant and growing portion of Electronic Arts' revenues. Such sales are subject to unexpected regulatory requirements, tariffs and other barriers. Additionally, foreign sales are primarily made in local currencies which may fluctuate.

  Investments in Affiliates. Electronic Arts has a number of equity investments in affiliates, including small developers, such as Firaxis and Visual Concepts, other publishers, such as NovaLogic, Inc. and Accolade, Inc., and new ventures such as Mpath Interactive. These companies are generally small and without significant financial resources. Financial difficulties for any of these companies could cause a reduction in the value of Electronic Arts' investment. For example, in fiscal 1996 Electronic Arts wrote off its investment in SportsLab in its entirety.

  Merger Related Risks to the Business of Maxis. The announcement or the consummation of the Merger may increase the likelihood of a number of changes to Maxis' business, any of which could have a material adverse effect. Such changes include but are not limited to: loss of key management, development or other personnel of Maxis; deterioration of Maxis' customer relationships, returns of Maxis' products in excess of normal returns, reduction or cessation of orders for Maxis' products, or cancellation of agreements by distributors of the Maxis product line, certain of which have already communicated their intention to take all or some of such actions; confusion of potential buyers of Maxis products; and delays in product development or delivery and diminution of the Sim brand. If the Merger were not completed for any reason, Maxis could be materially adversely affected by such changes and restoring Maxis' business to its pre-announcement value could require a substantial period of time, require significant expenditures or prove impossible. As a result of the factors described above, the failure to consummate the Merger for any reason could have a material adverse effect on Maxis' business operating results, financial condition and stock trading price. For a discussion of other risks regarding the business of Maxis, see "Maxis Management's Discussion and Analysis of Financial Condition and Results of Operations--Risk Factors."

  Risks Related to SimCity 3000. SimCity, its successor SimCity 2000 and related add-on products represented 46% of net revenues of Maxis for fiscal 1997 and 52% of net revenues for fiscal 1996. Maxis originally planned to release, the follow on product to SimCity 2000, in March 1997, but has deferred the introduction until fiscal 1998. Failure to ship SimCity 3000 for the calendar 1997 holiday season would have a material adverse effect on the operating results of Maxis, and could have a material adverse effect on the operating results of the combined company, during the current fiscal year and, in particular, the third fiscal quarter.

  Fluctuations in Stock Price. Due to analysts' expectations of continued growth and other factors, any shortfall in earnings could have an immediate and significant adverse effect on the trading price of the Electronic Arts Common Stock in any given period. As a result of the factors discussed in this Proxy Statement/Prospectus and other factors that may arise in the future, the market price of the Electronic Arts Common Stock historically has been, and may continue to be subject to significant fluctuations over a short period of time. These fluctuations may be due to factors specific to Electronic Arts, to changes in analysts' earnings estimates, or to factors affecting the computer, software, entertainment, media or electronics industries or the securities markets in general. For example, during the fiscal years 1997 and 1996 the price per share of the Electronic Arts Common Stock ranged from $24.75 to $39.13 and from $20.13 to $41.75, respectively. See "Comparative Per Share Market Data."

  Risks Associated with Fixed Exchange Ratio. Under the terms of the Reorganization Agreement, each outstanding share of Maxis Common Stock will be converted into the right to receive the Exchange Ratio of 0.3644 of a share of Electronic Arts Common Stock at the Effective Time of the Merger. The Reorganization Agreement does not provide for adjustment of the Exchange Ratio based on fluctuations in the price of either Electronic Arts Common Stock or Maxis Common Stock. As discussed above, the price of Electronic Arts Common Stock may vary significantly between the date hereof and the date on which stockholders vote with respect to the Reorganization Agreement. To the extent that the market price for Electronic Arts Common Stock increases or decreases before the Effective Time, the market value at the Effective Time of the Electronic Arts Common Stock to be received by Maxis stockholders in the Merger would correspondingly increase or decrease. Maxis stockholders will not be compensated for decreases in the market price of Electronic Arts Common Stock which could occur prior to the Effective Time. Stockholders voting on the Merger are urged to obtain recent market quotations for Electronic Arts Common Stock and Maxis Common Stock. No assurance can be given as to the market prices of Electronic Arts Common Stock or Maxis Common Stock at any time before the Effective Time or as to the market price of Electronic Arts Common Stock at any time thereafter.

  General Risks Associated with Integration of Operations. Electronic Arts and Maxis have entered into the Reorganization Agreement with the expectation that the proposed Merger will result in long-term benefits. These anticipated benefits will depend in part on whether the companies' operations can be integrated in an efficient and effective manner. There can be no assurance that this will occur. The successful integration of Maxis with Electronic Arts will require, among other things, integration of the companies' respective product offerings and coordination of the companies' sales and marketing efforts and research and development efforts. It is possible that this integration will not be accomplished smoothly or successfully. The diversion of the attention of management and any difficulties encountered in the process of combining the operations of the two organizations could cause the interruption of, or a loss of momentum in, the activities of either or both of the companies' businesses, which could have an adverse effect on their combined operations. Furthermore, the process of combining the companies could have a material adverse effect on employee morale and on the ability of Maxis and Electronic Arts to retain the key technical and sales and marketing personnel who are critical to the combined companies' future operations. There can be no assurance that employees of Maxis will continue to work for Electronic Arts. In addition, the announcement and consummation of the Merger could cause customers or potential customers to delay or cancel orders for products as a result of uncertainty over the integration and continued support of Maxis' products. Failure to accomplish the integration of the two companies' operations efficiently and effectively could have a material adverse effect on Electronic Arts' business, operating results and financial condition.

  Financial Impact of Failure to Achieve Synergies. If the integration of Electronic Arts' and Maxis' operations is not successful, if the combined company does not experience business synergies as quickly as may be expected by financial analysts, if such synergies are not achieved or are at levels below those expected by financial analysts, or if the accretive/dilutive effect of the Merger is not in line with the expectations of financial analysts, the market price of the Electronic Arts Common Stock may be significantly and adversely affected.

  Costs of Integration; Transaction Expenses. Electronic Arts and Maxis estimate that they will incur aggregate direct transaction costs of approximately $2.5 million associated with the Merger, which will result in a non-recurring charge to operations upon consummation of the Merger. Electronic Arts expects to incur a non-recurring charge to operations of approximately $3.0 million primarily in the quarter ending September 30, 1997, the quarter in which the Merger is expected to be consummated, to reflect costs associated with integrating the two companies. Actual costs may substantially exceed such estimates, unanticipated expenses associated with the integration of the two companies may arise, or Electronic Arts may incur additional material charges in subsequent quarters to reflect additional costs associated with the integration of the two companies.

  Percentage of Voting Stock; Influence over Affairs. Following the Merger, and based upon the companies' respective capitalizations as of June 16, 1997, the current stockholders of Electronic Arts and Maxis will own approximately 93.0% and 7.0%, respectively, of the outstanding shares of Electronic Arts Common Stock. Accordingly, the percentage ownership of Electronic Arts by each former stockholder of Maxis will be substantially less than such stockholders' current percentage ownership of Maxis. Accordingly, former Maxis stockholders will have a significantly smaller voting influence over the affairs of Electronic Arts than they currently enjoy over the affairs of Maxis.

  Pooling of Interests. In order to qualify the Merger as a pooling of interests for accounting and financial reporting purposes, affiliates of Electronic Arts and Maxis have agreed not to sell, or otherwise reduce their risk with respect to, any shares of stock, except for a de minimus number as defined by certain rules and regulations of the Commission, of either Electronic Arts or Maxis during the period beginning 30 days preceding the Effective Time and continuing until Electronic Arts publicly announces financial results covering at least 30 days of combined operations of Electronic Arts and Maxis. Assuming that the Merger is completed and the Effective Time occurs on or before August 29, 1997, it is not expected that such combined financial results would be published until the latter part of October 1997. If affiliates of Electronic Arts or Maxis sell their Electronic Arts Common Stock or Maxis Common Stock despite their contractual obligation not to do so, the Merger may not qualify for accounting as a pooling of interests for financial reporting purposes in accordance with generally accepted accounting principles, which would in turn materially and adversely affect Electronic Arts' reported earnings and, potentially, its stock price. See "Approval of the Merger and Related Transactions--Accounting Treatment."

  Interests of Certain Persons in the Merger. Certain members of the Maxis Board of Directors and the management of Maxis have certain interests in the Merger that are different from, or in addition to, the interests of Maxis stockholders in the Merger generally. These certain interests include: (i) all executive officers of Maxis have entered into severance and have pre-existing option acceleration agreements that may be triggered in connection with the Merger and (ii) Jeffrey B. Braun and William R. Wright, founders and directors of Maxis, have entered into employment agreements with Electronic Arts. See "Terms of the Merger--Interests of Certain Persons."

  Because of the foregoing factors, as well as other factors affecting Electronic Arts' operating results and financial condition, past financial performance should not be considered a reliable indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods.

                              THE SPECIAL MEETING

DATE, TIME, PLACE AND PURPOSE OF SPECIAL MEETING

  The Special Meeting will be held at 8:00 a.m., local time, on Friday, July 25, 1997 at Maxis' headquarters located at 2121 N. California Boulevard, Suite 600, Walnut Creek, CA 94596. At the Special Meeting, stockholders of Maxis at the close of business on the Record Date will be asked to approve and adopt the Reorganization Agreement and approve the Merger. The Reorganization Agreement is attached hereto as Appendix A. See "Approval of the Merger and Related Transactions" and "Terms of the Merger."

RECORD DATE AND OUTSTANDING SHARES

  Only holders of record of Maxis Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting. As of June 23, 1997, there were 11,247,147 shares of Maxis Common Stock outstanding and entitled to vote held of record by approximately 141 stockholders (although Maxis has been informed that there are in excess of 800 beneficial owners of Maxis Common Stock). Each Maxis stockholder is entitled to one vote for each share of Maxis Common Stock held as of the Record Date.

VOTING OF PROXIES

  The proxy accompanying this Proxy Statement/Prospectus is solicited on behalf of the Maxis Board for use at the Special Meeting. Maxis stockholders are requested to complete, date and sign the accompanying proxy and promptly return it in the enclosed envelope or otherwise mail it to Maxis. All properly executed proxies received by Maxis prior to the vote at the Special Meeting that are not revoked will be voted at the Special Meeting in accordance with the instructions indicated on the proxies or, if no direction is indicated, to approve and adopt the Reorganization Agreement and to approve the Merger. A Maxis stockholder who has given a proxy may revoke it at any time before it is exercised at the Special Meeting, by (i) delivering to the Secretary of Maxis (by any means, including facsimile) a written notice, bearing a date later than the date of the proxy, stating that the proxy is revoked, (ii) signing and so delivering a proxy relating to the same shares and bearing a later date prior to the vote at the Special Meeting, or (iii) attending the Special Meeting and voting in person (although attendance at the Special Meeting will not, by itself, revoke a proxy). Please note, however, that if a stockholder's shares are held of record by a broker, bank or other nominee and that stockholder wishes to vote at the Special Meeting, the stockholder must bring to the Special Meeting a letter from the broker, bank or other nominee confirming such stockholder's beneficial ownership of the shares.

  It is not anticipated that any matter not referred to herein will be presented for action at the Special Meeting. If any other matters are properly brought before the Special Meeting, the persons named in the proxies will have discretion to vote on such matters in accordance with their best judgment.

VOTE REQUIRED

  Pursuant to DGCL, approval of the Merger requires the affirmative vote of at least a majority of the outstanding shares of Maxis Common Stock entitled to vote at the Special Meeting. Maxis officers and directors and their affiliates hold approximately 59.0% of the outstanding Maxis Common Stock.

  Since the required vote of the Maxis stockholders is based upon the number of outstanding shares of Maxis Common Stock rather than upon the shares actually voted in person or by proxy at the Special Meeting, the failure by the holder of any such shares to submit a proxy or to vote in person at the Special Meeting (including abstentions and "broker non-votes") will have the same effect as a vote against approval of the Merger.

  Jeffrey B. Braun, who beneficially owns approximately 28.5% of the issued and outstanding Maxis Common Stock, has executed a Voting Agreement with Electronic Arts, pursuant to which he has agreed to vote all such shares in favor of the Merger. See "Terms of the Merger--Voting Agreement."

QUORUM; ABSTENTIONS; BROKER NON-VOTES

  The required quorum for the transaction of business at the Special Meeting is a majority of the shares of Maxis Common Stock outstanding on the Record Date, either present in person or represented by proxy. Abstentions will be included in determining the number of shares present and voting at the Special Meeting and will have the same effect as votes against the proposals. If an executed Maxis proxy is returned and the stockholder has specifically abstained from voting on any matter, the shares represented by such proxy will be considered present at the Special Meeting for purposes of determining a quorum. If an executed proxy is returned by a broker holding shares in street name which indicates that the broker does not have discretionary authority as to certain shares to vote on one or more matters, such shares will be considered present at the meeting for purposes of quorum. Since the required vote of the Maxis stockholders is based upon the number of outstanding shares of Maxis Common Stock, abstentions and broker non-votes will have the same effect as a vote against approval of the Merger.

SOLICITATION OF PROXIES AND EXPENSES

  Maxis will bear the cost of the solicitation of proxies in the enclosed form from its stockholders. In addition to solicitation by mail, the directors, officers and employees of Maxis may solicit proxies from stockholders by telephone, telegram, letter or in person. Following the original mailing of the proxies and other soliciting materials, Maxis will request brokers, custodians, nominees and other record holders to forward copies of the proxy and other soliciting materials to persons for whom they hold shares of Maxis Common Stock and to request authority for the exercise of proxies. In such cases, Maxis, upon the request of the record holders, will reimburse such holders for their reasonable expenses.

                APPROVAL OF THE MERGER AND RELATED TRANSACTIONS

  This section contains forward-looking statements regarding future events or the future financial performance of Electronic Arts and Maxis. Actual events and actual results could differ materially from those anticipated in or by any forward-looking statements due to certain risks and uncertainties, including the risks described under "Risk Factors" and elsewhere in this Proxy Statement/Prospectus. See "Forward-Looking Statements."

BACKGROUND OF THE MERGER

  Electronic Arts and Maxis have been familiar with each other's products for many years. At various times, most recently in May and June 1996, Electronic Arts and Maxis discussed the possibility of entering into a business combination transaction but did not pursue the opportunity at that time.

  In November 1996, the Maxis Board decided to explore possible strategic transactions and alternatives with third parties. At this time representatives of Maxis requested that Alex. Brown, Maxis' financial advisors, work with Maxis to determine various options. Alex. Brown approached several companies regarding a potential transaction.

  On December 17, 1996, Larry Probst, Chief Executive Officer of Electronic Arts, E. Stanton McKee, Jr., Executive Vice President and Chief Financial and Administrative Officer of Electronic Arts, Samuel Poole, President and Chief Executive Officer of Maxis, Fred Gerson, Vice President and Chief Financial Officer of Maxis, and a representative of Alex. Brown, Maxis' financial advisor, met to explore a possible strategic combination of the two companies. At this meeting, Maxis also reviewed its preliminary product plans and forecasts for fiscal 1998 with Electronic Arts.

  Several times throughout the first quarter of 1997, various representatives of the companies met to become familiar with the each other's company. On January 16, 1997, Messrs. Probst, McKee, Gerson, Poole and representatives of Alex. Brown met to review Maxis' preliminary fiscal 1998 financial forecast. On February 1, 1997, Luc Barthelet, Keith McCurdy and Rob Martyn, members of Electronic Arts' product development team, Paul Zuzelo, Maxis' Vice President of Product Development, Mr. Gerson and other product development personnel met to perform a fundamental assessment of Maxis' products and their development status. On February 19, 1997, Don Mattrick, Electronic Arts' Executive Vice President, North American Studios, and Mr. McKee met with Messrs. Poole, Gerson and Zuzelo and representatives of Alex. Brown to review Maxis' product development process and key products, their development status and their projected shipping dates.

  In March 1997, Maxis formally retained Alex. Brown to pursue strategic alternatives and transactions with third parties. During this time, Alex. Brown contacted several additional companies regarding a potential strategic transaction. In addition to Electronic Arts, Maxis, through Alex. Brown, entered into discussions with two other parties during April and May regarding a possible strategic transaction.

  During a March 12, 1997 follow up to the February 19, 1997 meeting, Messrs. Barthelet, McKee, Zuzelo, Steffen Bartschat, a Maxis Executive Producer, and Greg Kearney, a Maxis Programming Director, met at Electronic Arts' San Mateo office to review Maxis' development progress relating to certain products discussed at the previous meeting. On March 19, 1997, Norman Basch, Electronic Arts' Director of Business Development, met and on or about such time had several phone conversations with Mr. Gerson and Ken Owyang, Maxis' Controller, to discuss the potential synergies of a merger between the two companies. On March 27, 1997, the Electronic Arts Board held a regularly scheduled meeting at which the advantages and disadvantages of a merger with Maxis were discussed, and management was authorized to continue discussions with Maxis.

  During the month of April 1997, Maxis and Electronic Arts continued to review their alternatives in meetings or telephone conversations from time to time in light of recent discussions and meetings between representatives of each company. During this period and continuing through May and early June, Mr. McKee and a representative of Alex. Brown had numerous discussions and negotiations regarding the terms of a potential merger. By May of 1997, discussions between Electronic Arts and Maxis had intensified and the parties became focused on the specific terms that would allow a combination. On May 14, 1997, May 21, 1997, May 23, 1997, May 29, 1997 and June 2, 1997, the Maxis Board held special meetings to discuss the status of negotiations between the two companies. Financial and legal advisors participated in these meetings. On May 22, 1997, Messrs. Probst, Mattrick, McKee and Jeff Braun, Chairman of the Maxis Board and a significant stockholder in Maxis, discussed by telephone the possible benefits of a merger transaction. On May 23, 1997, Messrs. McKee and Gerson had a telephone call to arrange product due diligence by Electronic Arts at Maxis' offices on May 27, 1997. On May 27, 1997, Messrs. Barthelet, Martyn and McCurdy performed product due diligence at Maxis' offices. The same day, Mr. Mattrick visited Mr. Wright in San Mateo to discuss the development of certain products. Immediately following this meeting, Messrs. Braun, Mattrick, Probst, and William Wright, a founder and a director of Maxis, met to further discuss the possibility of a combination. On May 28, 1997, Messrs. McKee, Gerson and Alex. Brown met to discuss the terms of the merger transaction. On May 29, 1997, Messrs. McKee and Alex. Brown met shortly before a meeting of the Maxis Board that same day to finalize the terms to be presented at that meeting to the Maxis Board. These terms were then presented to the Maxis Board. At this time the Maxis Board determined that the Electronic Arts proposal was the most beneficial to Maxis and determined to proceed with such proposal.

  Negotiations between management and legal counsel for each company and review by Maxis' financial advisors continued from May 30, 1997 to June 4, 1997 on the terms of the Merger and the definitive Reorganization Agreement, and Electronic Arts performed further due diligence with respect to Maxis. On June 3, 1997, the Electronic Arts Board met telephonically to discuss remaining issues relating to the merger of the companies, and approved the Merger.

  On June 4, 1997, the Maxis Board met and approved the terms of the Merger and authorized its legal counsel to complete the definitive Reorganization Agreement. At the Maxis meeting, the Maxis Board received a report from Alex. Brown that stated they would deliver a fairness opinion with respect to the proposed Merger. On June 4, 1997, each company executed and delivered the Reorganization Agreement which was announced immediately thereafter by the issuance of a joint press release.

MAXIS REASONS FOR THE MERGER

  The Maxis Board believes that the Merger is fair to and in the best interests of Maxis and its stockholders, and the Maxis Board has unanimously adopted and approved the Reorganization Agreement and approved the Merger. The following are among the reasons the Maxis Board believes the Merger will be beneficial to Maxis and its stockholders:

  . The combined experience, financial resources, and size and breadth of product offerings of the combined company will allow the combined company to respond more quickly and effectively to technological change, increased competition and market demands in an industry experiencing rapid innovation and change.

  . The Merger should provide Maxis with greater resources to support its marketing, distribution and product development efforts.

  . Electronic Arts' substantial domestic and international sales, marketing and distribution capabilities should provide an expanded opportunity for distribution of Maxis' products both within the United States and in international markets, thereby allowing Maxis to expand its customer base.

  . The combination of the customer service and technical support system may permit the combined company to provide more efficient support coverage to its customers.

  . The Maxis stockholders would have the opportunity to participate in the potential growth of the combined company after the Merger.

  . The addition of senior Electronic Arts executives will increase management breadth and strengthen organizational infrastructure.

  . Based solely on historical trading prices of the Electronic Arts Common Stock and the Maxis Common Stock, the Merger could provide Maxis' stockholders with securities that may have less price volatility than the Maxis Common Stock.

  In the course of its deliberations, the Maxis Board reviewed with Maxis management a number of additional factors relevant to the Merger, including the strategic overview and prospects for Maxis, its products and its finances. The Maxis Board also considered, among other matters: (i) historical information concerning Maxis' and Electronic Arts' respective businesses, prospects, financial performance and condition, operations, technology, management and competitive position, including public reports concerning results of operations during the most recent fiscal year and fiscal quarter for each company filed with the Commission; (ii) the financial condition, results of operations and businesses of Maxis and Electronic Arts before and after giving effect to the Merger; (iii) current financial market conditions and historical market prices, volatility and trading information with respect to the Maxis Common Stock and the Electronic Arts Common Stock; (iv) the consideration to be received by Maxis stockholders in the Merger and the relationship between the market value of the Electronic Arts Common Stock to be issued in exchange for each share of Maxis Common Stock and a comparison of comparable merger transactions; (v) the belief that the terms of the Merger and the Reorganization Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations, are reasonable; (vi) the prospects of Maxis as an independent company; (vii) the potential for other third parties to enter into strategic relationships with or to acquire Maxis; (viii) the impact of the Merger on Maxis' customers and employees; and (ix) reports from management, legal and financial advisors as to the results of their due diligence investigation of Electronic Arts. The Maxis Board also considered the terms of the proposed Reorganization Agreement regarding Maxis' rights to consider and negotiate other acquisition proposals in certain circumstances, as well as the possible effects of the provisions regarding termination fees. See "Terms of the Merger--Non-Solicitation," "-- Termination; Termination Fees." In addition, the Maxis Board noted that the Merger is expected to be accounted for as a pooling of interests and that no goodwill is expected to be created on the books of Electronic Arts as a result thereof. The Maxis Board considered financial presentations of Alex. Brown, including the oral opinion of Alex. Brown delivered at the June 4, 1997 meeting of the Maxis Board, which concluded, subject to the assumptions made, matters considered and limitations set forth in such opinion, that the Exchange Ratio provided in the Reorganization Agreement was fair, from a financial point of view, to Maxis stockholders on such date (a copy of the Alex. Brown Opinion is attached as Appendix B hereto, and Maxis stockholders are urged to carefully review the Alex. Brown Opinion). See "Approval of the Merger and Related Transactions--Opinion of Alex. Brown & Sons Incorporated."

  The Maxis Board also identified and considered a number of potentially negative factors in its deliberations concerning the Merger, including, but not limited to: (i) the risk that the potential benefits sought in the Merger might not be fully realized; (ii) the possibility that the Merger might not be consummated and the effect of the public announcement of the Merger on (a) Maxis' sales and operating results, (b) Maxis' ability to attract and retain key technical, management and marketing personnel and (c) the progress of certain development projects; (iii) the potential dilutive effect of the issuance of the Electronic Arts Common Stock to be issued in the Merger; (iv) the substantial charges to be incurred, primarily in the quarter in which the Merger is completed, in connection with the Merger, including costs of integrating the businesses and transaction expenses arising from the Merger;
(v) the risk that despite the efforts of the combined company, key technical, management and marketing personnel may not remain employed by the combined company; and (vi) the other risks described under "Risk Factors" herein. The Maxis Board believed that these risks were outweighed by the potential benefits of the Merger.

  The foregoing discussion of the information and factors considered by the Maxis Board in connection with its evaluation of the Merger is not intended to be exhaustive but is intended to include all of the material factors considered by the directors. In view of the wide variety of factors, both positive and negative, considered by the Maxis Board, the Maxis Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. After careful reconsideration of all of the foregoing factors, the Maxis Board continues to believe that the Merger is in the best interests of Maxis stockholders and continues to unanimously recommend approval and adoption of the Reorganization Agreement and approval of the Merger by the Maxis stockholders.

ELECTRONIC ARTS REASONS FOR THE MERGER

  The Electronic Arts Board has adopted and approved the Reorganization Agreement. The following are among the reasons the Electronic Arts Board believes the Merger will be beneficial to Electronic Arts:

  . Electronic Arts' long-term strategy for growth includes obtaining and exploiting through internal development, licensing or acquisition, key franchise properties and brands. Electronic Arts believes that Maxis' Sim products represent one of the premier franchise properties and brands in the industry.

  . Electronic Arts has strong domestic and international marketing and distribution capabilities. Acquisition of Maxis' products would enhance Electronic Arts' distribution business, particularly in the PC software market, and permit Electronic Arts to better exploit the key properties and brands of Maxis.

  . One of Electronic Arts' objectives is to become the leading publisher in the PC interactive entertainment market. While Electronic Arts has achieved significant success in the video game software market, to date its market share for PC products has been less than ten percent (10%) in North America. Combining the Maxis product line with the Electronic Arts' product line would enhance Electronic Arts' PC market share and contribute to its effort to achieve its PC market objectives.

  . Maxis' products may be particularly suited to on-line distribution and gameplay. By obtaining access to the Sim product line, Electronic Arts will increase the number of titles and key brands it can offer in the emerging on-line medium.

  In the course of its deliberations, the Electronic Arts Board, with Electronic Arts management, reviewed and considered a number of other factors relevant to the Merger. In particular, the Electronic Arts Board considered, among other things, (i) information concerning Electronic Arts' and Maxis' respective businesses, prospects, financial performance and conditions, operations and product development schedules; (ii) the comparative stock prices of Electronic Arts and Maxis at various points in time prior to execution of the Reorganization Agreement: (iii) the charges expected to be incurred in connection with the Merger, primarily in the quarter ended September 30, 1997, including the transaction costs and the costs of integrating the companies' businesses; (iv) alternatives for growth in the PC market; and (v) the results of management's due diligence investigation and analysis of Maxis.

  The Electronic Arts Board also considered a variety of potentially negative factors in its deliberations concerning the Merger, including: (i) the slower growth rate of Maxis compared to the historical growth rate of Electronic Arts; (ii) the possible dilutive effect of the issuance of Electronic Arts stock in the Merger; (iii) the dependence of Maxis' near term financial expectations on timely delivery of SimCity 3000; (iv) the risk that despite the best efforts of the combined company the key technical and creative personnel of Maxis may not be retained; and (v) the risks that the benefits sought to be obtained through the Merger may not be obtained.

OPINION OF ALEX. BROWN & SONS INCORPORATED

  Maxis retained Alex. Brown on March 1, 1997 to act as Maxis' financial advisor in connection with the Merger, including rendering its opinion to the Board of Directors of Maxis as to the fairness, from a financial point of view, of the Exchange Ratio to Maxis' stockholders.

  At the June 4, 1997 meeting of the Maxis Board, representatives of Alex. Brown made a presentation with respect to the Merger and rendered to the Board its oral opinion, subsequently confirmed in writing as of the same date, that, as of such date, and subject to the assumptions made, matters considered and limitations set forth in such opinion and summarized below, the Exchange Ratio was fair, from a financial point of view, to Maxis' stockholders. No limitations were imposed by the Board upon Alex. Brown with respect to the investigations made or procedures followed by it in rendering its opinion.

  THE FULL TEXT OF ALEX. BROWN'S WRITTEN OPINION DATED JUNE 4, 1997 (THE "ALEX. BROWN OPINION"), WHICH SETS FORTH, AMONG OTHER THINGS, ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED HERETO AS APPENDIX B AND IS INCORPORATED HEREIN BY REFERENCE. MAXIS STOCKHOLDERS ARE URGED TO READ THE ALEX. BROWN OPINION IN ITS ENTIRETY. THE ALEX. BROWN OPINION IS DIRECTED TO THE BOARD, ADDRESSES ONLY THE FAIRNESS OF THE EXCHANGE RATIO TO MAXIS' STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY MAXIS STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE SPECIAL MEETING. THE ALEX. BROWN OPINION WAS GIVEN TO THE MAXIS BOARD FOR ITS CONSIDERATION IN DETERMINING WHETHER TO APPROVE THE REORGANIZATION AGREEMENT. THE DISCUSSION OF THE ALEX. BROWN OPINION IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE ALEX. BROWN OPINION ATTACHED HERETO AS APPENDIX B.

  In connection with the Alex. Brown Opinion, Alex. Brown reviewed certain publicly available financial information and other information concerning Maxis and Electronic Arts and certain internal analyses and other information furnished to it by Maxis and Electronic Arts. Alex. Brown also held discussions with the members of the senior managements of Maxis and Electronic Arts regarding the businesses and prospects of their respective companies and the joint prospects of a combined company. In addition, Alex. Brown (i) reviewed the historical reported prices and trading activity for both the Maxis Common Stock and the Electronic Arts Common Stock, (ii) compared certain financial information for both Maxis and Electronic Arts with similar information for selected companies whose securities are publicly traded, (iii) compared certain stock market information and valuations for both Maxis and Electronic Arts with similar information for certain companies whose securities are publicly traded, (iv) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part,
(v) reviewed the terms of the Reorganization Agreement and certain related documents and (vi) performed such other studies and analyses and considered such other factors as it deemed appropriate.

  In conducting its review and arriving at its opinion, Alex. Brown assumed and relied upon, without independent verification, the accuracy, completeness and fairness of the information furnished to or otherwise reviewed by or discussed with it for purposes of rendering its opinion. Pursuant to a nondisclosure agreement between Alex. Brown and Electronic Arts, Alex. Brown performed financial due diligence with respect to Electronic Arts, and Alex. Brown relied upon Wall Street estimates regarding Electronic Arts (such estimates being the "Electronic Arts Estimates"). In connection with the analysis performed by Alex. Brown, Maxis provided to Alex. Brown its financial projections (the "Maxis Estimates") and Alex. Brown utilized and relied upon the Maxis Estimates in the Analysis of Certain Other Publicly Traded Companies, Contribution Analysis, and the Pro Forma Earnings Analysis summarized below. With respect to the information relating to the prospects of Maxis and Electronic Arts provided to Alex. Brown by each company, Alex. Brown assumed that such information was reasonably prepared and reflected the currently available judgments and estimates of the respective managements of Maxis and Electronic Arts as to the likely future financial performances of their respective companies and of the combined entity. Alex. Brown assumed, with the consent of Maxis, that the Merger would qualify for pooling of interests accounting treatment and as a tax-free transaction for the stockholders of Maxis for federal income tax purposes. Alex. Brown did not make and it was not provided with an independent evaluation or appraisal of the assets of Maxis or Electronic Arts nor was Alex. Brown furnished with any such evaluations or appraisals. The Alex. Brown Opinion is based on market, economic and other conditions as they existed and could be evaluated as of the date of the opinion letter. It should be noted that the Maxis Estimates were not prepared for public disclosure, that they are subject to change and that there can be no assurance that such estimates can be achieved.

  The following is a summary of the analyses performed and factors considered by Alex. Brown in connection with the rendering of the Alex. Brown Opinion.

  Historical Financial Position. In rendering its opinion, Alex. Brown reviewed and analyzed the historical and current financial condition of Maxis which included (i) an assessment of each of Maxis' and Electronic Arts' recent financial statements; (ii) an analysis of each of Maxis' and Electronic Arts' revenue, growth and operating performance trends; and (iii) an assessment of Maxis' margin changes, leverage and market share.

  Historical Stock Price Performance. Alex. Brown reviewed and analyzed the daily closing per share market prices and trading volume for Maxis Common Stock and Electronic Arts Common Stock, from June 4, 1996 to June 4, 1997. Although Alex. Brown reviewed the trading volume of Maxis Common Stock and Electronic Arts Common Stock, it primarily focused on the relative stock price movements of the two companies. Alex. Brown also reviewed the daily closing per share market prices of the Maxis Common Stock and Electronic Arts Common Stock and compared the movement of such daily closing prices with the movement of the Nasdaq composite average over the period from June 5, 1995 to June 4, 1997. Alex. Brown noted that, on a relative basis, both Maxis and Electronic Arts underperformed the Nasdaq composite average and that Electronic Arts outperformed Maxis over the two-year period from June 5, 1995 to June 4, 1997. Alex. Brown further noted that over the two-year period from June 5, 1995 through June 4, 1997 the relative stock price performance of the Maxis Common Stock and Electronic Arts Common Stock was not similar. Alex. Brown also reviewed the daily closing per share market prices of Maxis Common Stock and Electronic Arts Common Stock and compared the movement of such closing prices with the movement of a recreational software composite average (consisting of Activision, Inc., Broderbund Software, G.T. Interactive, Midway Games, Inc., 7th Level, Inc., Spectrum HoloByte, Inc. and The 3DO Company (collectively, the "Selected Companies")) over the period from June 5, 1995 through June 4, 1997. On a relative basis the Maxis Common Stock price underperformed the composite average. This information was presented to give the Board background information regarding the respective stock prices of Maxis and Electronic Arts over the periods indicated.

  Analysis of Selected Publicly Traded Companies. This analysis examines a company's valuation in the public market as compared to the valuation in the public market of other selected publicly traded companies. Alex. Brown compared certain financial information (based on the commonly used valuation measurements described below) relating to Maxis and Electronic Arts to certain corresponding information from the Selected Companies including Electronic Arts (together, the "Selected Publicly Traded Companies"). Such financial information included, among other things, (i) common equity market valuation;
(ii) capitalization ratios, (iii) operating performance; (iv) ratios of common equity market value as adjusted for debt and cash ("Enterprise Value") to trailing 12-month revenues and revenues for calendar years 1997 and 1998; (v) ratios of common equity value implied by the Exchange Ratio as adjusted for debt and cash ("Merger Enterprise Value") to trailing 12-month revenues and to revenues for calendar years 1997 and 1998; (vi) ratios of common equity market prices per share ("Equity Value") to earnings per share ("EPS"); and (vii) ratios of common equity prices per share implied by the Exchange Ratio ("Merger Equity Value") to trailing 12-month EPS, calendar year 1997 EPS and calendar year 1998 EPS. The financial information used in connection with the multiples provided below with respect to Maxis and Electronic Arts was based on the latest reported 12-month period as derived from publicly available information, the Maxis Estimates and the Electronic Arts Estimates. In the case of the Selected Companies, the financial information used in connection with the multiples provided below was based on (i) estimates of EPS obtained from reports published by First Call and (ii) estimates from other operating measures obtained from selected Wall Street research. Alex. Brown noted that, on a trailing 12-month basis, the multiple of Enterprise Value to revenues was 1.5x for both Maxis Estimates and Maxis First Call estimates and 2.2x for Electronic Arts, compared to a range of 1.0x to 2.4x, with a mean of 1.7x, for the Selected Publicly Traded Companies; the multiple of Enterprise Value to calendar year 1997 revenues was 1.2x for both Maxis Estimates and Maxis First Call estimates and 1.9x for Electronic Arts, compared to a range of 1.3x to 2.2x, with a mean of 1.7x for the Selected Publicly Traded Companies; and the multiple of Enterprise Value to calendar year 1998 revenues was not applicable for Maxis Estimates, 1.0x for Maxis First Call estimates and 1.5x for Electronic Arts, compared to a range of 1.0x to 2.1x, with a mean of 1.5x for the Selected Publicly Traded Companies. Alex Brown noted that, on a trailing 12-month basis, the multiple of Merger Enterprise Value to revenues was 1.6x for both Maxis Estimates and Maxis First Call estimates; the multiple of Merger Enterprise Value to calendar year 1997 revenues was 1.3x for both Maxis Estimates and Maxis First Call estimates; and the multiple of Merger Enterprise calendar year 1998 revenues was not applicable for Maxis Estimates and 1.0x for Maxis First Call estimates. Alex. Brown further noted that the multiple of Equity Value to trailing 12-month EPS was not measurable for both Maxis Estimates and Maxis First Call estimates and 32.6x for Electronic Arts, compared to a range of 8.6x to 38.7x, with a mean of 26.4x, for the Selected Publicly Traded Companies; the multiple of Equity Value to calendar year 1997 EPS was 41.8x for Maxis Estimates, 38.8x for Maxis First Call estimates and 25.7x for Electronic Arts, compared to a range of 10.8x to 31.5x, with a mean of 21.7x for the Selected Publicly Traded Companies; the multiple of Equity Value to calendar year 1998 EPS was not applicable for Maxis Estimates, 20.9x for Maxis First Call estimates and 20.1x for Electronic Arts, compared to a range of 13.2x to 21.2x, with a mean of 17.6x, for the Selected Publicly Traded Companies. Alex Brown further noted that the multiple of Merger Equity Value to trailing 12-month EPS was not measurable for both Maxis Estimates and Maxis First Call estimates; the multiple of Merger Equity Value to calendar year 1997 EPS was 42.1x for Maxis Estimates and 39.5x for Maxis First Call estimates; and the multiple of Merger Equity Value to calendar year 1998 EPS was not applicable for Maxis Estimates and 21.3x for Maxis First Call estimates. As a result of the foregoing procedures, Alex. Brown noted that the multiples for Maxis and Electronic Arts were generally within the range of the multiples for the Selected Publicly Traded Companies. EPS projections for Maxis were based on Maxis Estimates and First Call estimates, and EPS projections for the Selected Companies and Electronic Arts were based on First Call estimates. The Maxis Estimates EPS, as of May 5, 1997, for the trailing 12-month period, calendar year 1997 and calendar year 1998 were ($0.15), $0.26 and not applicable, respectively, and the First Call EPS estimates, as of May 5, 1997, for the same periods were ($0.15), $0.28 and $0.52. The First Call EPS estimates for Electronic Arts, as of May 6, 1997, for the trailing 12-month period, calendar year 1997 and calendar year 1998 were $0.93, $1.18 and $1.51, respectively.

  Analysis of Selected Mergers and Acquisitions. Alex. Brown reviewed the financial terms, to the extent publicly available, of twenty-five proposed, pending or completed mergers and acquisitions since April 1992 in the software industry (the "Selected Transactions"). Alex. Brown calculated various financial multiples and the premiums over market value based on certain publicly available information for each of the Selected Transactions and compared them to corresponding financial multiples and the premiums over market for the Merger, based on the Exchange Ratio of 0.3644. The twenty-five software transactions reviewed, in chronological order of public announcement, were: Jostens, Inc. / Wicat Systems, Inc.--April 4, 1992; Electronic Arts Inc. / Origin Systems, Inc.--September 3, 1992; Symantec Corporation / Contact Software International, Inc.--May 3, 1993; MicroProse, Inc. / Spectrum HoloByte, Inc.--June 17, 1993; Tribune Company / Compton's Multimedia Publishing Group--July 6, 1993; Intuit Inc. / ChipSoft, Inc.--September 2, 1993; H&R Block, Inc. / MECA Software, Inc.--October 12, 1993; Electronic Arts Inc. / Broderbund Software, Inc.--February 9, 1994 (terminated transaction); Adobe Systems, Inc. / Aldus Corporation--March 16, 1994; Novell, Inc. / WordPerfect Corporation--March 22, 1994; Novell, Inc. / Borland International (Quattro Pro)--March 22, 1994; Pearson Inc. / The Software Toolworks, Inc.-- March 31, 1994; Spelling Entertainment Group / Virgin Interactive Entertainment--June 29, 1994; Adobe Systems, Inc. / Frame Technology Corporation--June 22, 1995; Symantec Corporation / Delrina Corporation--July 5, 1995; SoftKey International Inc. / Minnesota Educational Computing Corp.-- October 30, 1995; SoftKey International Inc. / The Learning Company--October 30, 1995; SoftKey International Inc. / Compton's--November 30, 1995; Sierra On-Line, Inc. / Papyrus Design Group, Inc.--November 30, 1995; CUC International Inc. / Sierra On-Line, Inc.--February 20, 1996; CUC International Inc. / Davidson & Associates, Inc.--February 20, 1996; GT Interactive Software Corporation / WizardWorks Group, Inc.--June 25, 1996; International Business Machines Corporation / Edmark Corporation--November 13, 1996; CUC International Inc. / Berkeley Systems Inc.--April 10, 1997 (unannounced deal, date obtained from news article); Broderbund Software, Inc. / Parsons Technology--May 29, 1997. These transactions involved the acquisition of software companies that primarily sold their products into the consumer market. Alex. Brown noted that (i) the multiple of the equity purchase price, as adjusted for debt and cash (the "Adjusted Purchase Price"), to trailing 12-month revenues was 1.6x for the Merger versus a range of 1.0x to 9.8x with a mean of 3.6x and a median of 2.7x for the Selected Transactions; (ii) the multiple of Adjusted Purchase Price to operating income was not measurable for the Merger versus a range of 11.3x to 99.5x with a mean of 38.1x and a median of 40.1x for the Selected Transactions; (iii) the multiple of Adjusted Purchase Price to net income was not measurable for the Merger versus a range of 12.3x to 94.6x with a mean of 52.1x and a median of 57.5x for the Selected Transactions; and (iv) the multiple of the Adjusted Purchase Price to book value was 2.1x for the Merger versus a range of 2.6x to 18.7x with a mean of 8.1x and a median of 8.6x for the Selected Transactions. Alex. Brown also noted that the Selected Transactions were effected at a range of premiums to the target's per share market price one month prior to announcement and to the target's per share market price one day prior to announcement of 8.1% to 105.3%, with a mean of 52.4%, and -1.1% to 88.2%, with a mean of 44.4%, respectively, versus transaction premiums of 38.4% and 1.8%, respectively, for the Merger (based on the per share market price four weeks prior to June 4, 1997 and as of June 4, 1997). All multiples for the Selected Transactions were based on public information available at the time of announcement of such transaction, without taking into account differing market and other conditions during the five-year period during which the Selected Transactions occurred.

  Historical Exchange Ratio Analysis. Alex. Brown reviewed and analyzed the historical ratio of the daily per share market closing prices of Maxis Common Stock and Electronic Arts Common Stock over the 3-month, 4-week and 7-day periods prior to June 4, 1997 (the date of the meeting of the Maxis Board approving the Merger). Such average exchange ratios for the aforementioned time periods were .3269, .3352, and .3467, respectively.

  Contribution Analysis. Alex. Brown analyzed the relative contributions of Maxis and Electronic Arts, as compared to Maxis' relative ownership of approximately 6.8% of the outstanding common stock (calculated on a treasury basis) of the combined company, to the pro forma income statement of the combined company, based on managements' projections for their respective companies. This analysis showed that on a pro forma combined basis (excluding
(i) the effect of any synergies that may be realized as a result of the Merger, and (ii) non-recurring expenses relating to the Merger), based on the 12-month period ending March 31, 1997 for Maxis and Electronic Arts, Maxis and Electronic Arts would account for approximately 7.2% and 92.8%, respectively, of the combined company's pro forma revenue; approximately -3.3% and 103.3%, respectively, of the combined company's pro forma net income. This analysis also showed that for the fiscal year ending March 31, 1998, Maxis and Electronic Arts would account for approximately 8.1% and 91.9%, respectively, of the combined company's pro forma revenue; approximately 7.0% and 93.0%, respectively, of the combined company's pro forma net income.

  Pro Forma Combined Earnings Analysis. Alex. Brown analyzed certain pro forma effects of the Merger. Based on such analysis, Alex. Brown computed the resulting dilution/accretion to the combined company's EPS estimate for the fiscal year ending March 31, 1998, pursuant to the Merger after taking into account any potential cost savings and other synergies that Maxis and Electronic Arts could achieve if the Merger were consummated and before nonrecurring costs relating to the Merger. Alex. Brown noted that after assuming potential pre-tax cost savings and other synergies of (in thousands) $2,000, $4,000, $6,000, $8,000, $10,000 and $12,000 for the fiscal year ending
March 31, 1998 and before non-recurring costs relating to the Merger, the Merger would be approximately 1.3%, 2.2%, 3.1%, 4.0%, 4.9% and 5.8% accretive, respectively, to the combined company's EPS for such fiscal year. There can be no assurance that the combined company will be able to realize savings and synergies in the amounts identified, or at all, following the Merger.

  Relevant Market and Economic Factors. In rendering its opinion, Alex. Brown considered, among other factors, the condition of the U.S. stock markets, particularly in the recreational software sector, and the current level of economic activity. Alex. Brown also considered general market and industry trends in the recreational software sector.

  No company used in the analysis of selected publicly traded companies nor any transaction used in the analysis of selected precedent transactions summarized above is identical to Maxis, Electronic Arts or the Merger. Accordingly, such analyses must take into account differences in the financial and operating characteristics of the Selected Companies and the Selected Transactions and other factors that would affect the public trading value and acquisition value of the Selected Companies and the Selected Transactions, respectively.

  While the foregoing summary describes all analyses and factors that Alex. Brown deemed material in its presentation to the Maxis Board, it is not a comprehensive description of all analyses and factors considered by Alex. Brown. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the applications of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Alex.

Brown believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, would create an incomplete view of the evaluation process underlying the Alex. Brown Opinion. In performing its analyses, Alex. Brown considered general economic, market and financial conditions and other matters, many of which are beyond the control of Maxis and Electronic Arts. The analyses performed by Alex. Brown are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Additionally, analyses relating to the value of a business do not purport to be appraisals or to reflect the prices at which the business actually may be sold. Furthermore, no opinion is being expressed as to the prices at which shares of Electronic Arts Common Stock may trade at any future time.

  Pursuant to a letter agreement dated March 1, 1997 between Maxis and Alex. Brown, the fees to date payable to Alex. Brown for rendering the Alex. Brown Opinion have been $250,000, which amount will be credited against an aggregate fee based on the closing price of the Electronic Arts Common Stock at the Effective Time of the Merger, payable upon consummation of the Merger. Based on the closing price of the Electronic Arts Common Stock on June 16, 1997, such aggregate fee is expected to equal approximately $1.7 million. In addition, Maxis has agreed to reimburse Alex. Brown for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including fees and disbursements of its legal counsel. Maxis has agreed to indemnify Alex. Brown and its directors, officers, agents, employees and controlling persons, for certain costs, expenses, losses, claims, damages and liabilities related to or arising out of its rendering of services under its engagement as financial advisor. The terms of the fee arrangement with Alex. Brown, which Maxis and Alex. Brown believe are customary in transactions of this nature, were negotiated at arm's length between Maxis and Alex. Brown, and the Maxis Board was aware of such arrangements.

  The Maxis Board retained Alex. Brown to act as its advisor based upon its role as co-managing underwriter of a public offering of Maxis' stock and based upon Alex. Brown's qualifications, reputation, experience and expertise. Alex. Brown, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwriting, private placements and valuations for estate, corporate and other purposes. Alex. Brown maintains a market in the Common Stock of Maxis and Electronic Arts and regularly publishes research reports regarding the recreational software industry and the businesses and securities of Maxis and Electronic Arts and other publicly traded companies in the recreational software industry. Alex. Brown may actively trade the securities of both Maxis and Electronic Arts for its own account and for the account of its customers and, accordingly, may at any time hold a long or short position in such securities.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following discussion summarizes the material federal income tax considerations of the Merger that are generally applicable to holders of Maxis Common Stock. This discussion does not deal with all income tax considerations that may be relevant to particular Maxis stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, foreign persons, stockholders who acquired their shares in connection with previous mergers involving Maxis or an affiliate, or stockholders who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions. In addition, the following discussion does not address the tax consequences of transactions effectuated prior to or after the Merger (whether or not such transactions are in connection with the Merger), including without limitation transactions in which shares of Maxis Common Stock were or are acquired or shares of Electronic Arts Common Stock were or are disposed of. Furthermore, no foreign, state or local tax considerations are addressed herein. ACCORDINGLY, MAXIS STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER.

  The Merger is intended to constitute a "reorganization" within the meaning of Section 368(a) of the Code, with each of Electronic Arts, Merger Sub and Maxis intended to qualify as a "party to the reorganization" under Section 368(b) of the Code, in which case the following federal income tax consequences will result (subject to the limitations and qualifications referred to herein):

    (a) No gain or loss will be recognized by holders of Maxis Common Stock solely upon their receipt of Electronic Arts Common Stock in the Merger (except to the extent of cash received in lieu of a fractional share thereof) in exchange therefor;

    (b) The aggregate tax basis of the Electronic Arts Common Stock received in the Merger by a Maxis stockholder will be the same as the aggregate tax basis of Maxis Common Stock surrendered in exchange therefor;

    (c) The holding period of the Electronic Arts Common Stock received in the Merger by a Maxis stockholder will include the period during which the stockholder held the Maxis Common Stock surrendered in exchange therefor, provided that the Maxis Common Stock is held as a capital asset at the time of the Merger;

    (d) Cash payments received by holders of Maxis Common Stock in lieu of a fractional share will be treated as if such fractional share of Electronic Arts Common Stock had been issued in the Merger and then redeemed by Electronic Arts. A Maxis stockholder receiving such cash generally will recognize gain or loss, upon such payment, measured by the difference (if any) between the amount of cash received and the basis in such fractional share; and

    (e) None of Electronic Arts, Merger Sub or Maxis will recognize material amounts of gain or loss solely as a result of the Merger.

  The parties are not requesting a ruling from the Internal Revenue Service ("IRS") in connection with the Merger. As a condition to Electronic Arts' and Maxis' obligations to consummate the Merger, Electronic Arts and Maxis must obtain an opinion from their respective legal counsel, Fenwick & West LLP and Wilson Sonsini Goodrich & Rosati, P.C., respectively, that, for federal income tax purposes, the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code. These opinions, which are collectively referred to herein as the "Tax Opinions," neither bind the IRS nor preclude the IRS from adopting a contrary position. In addition, the Tax Opinions are subject to certain assumptions and qualifications and are based on the truth and accuracy of certain representations made by Electronic Arts, Merger Sub and Maxis in certificates delivered to counsel by the respective managements of Electronic Arts, Merger Sub and Maxis.

  A successful IRS challenge to the "reorganization" status of the Merger would result in a Maxis stockholder recognizing gain or loss with respect to each share of Maxis Common Stock surrendered equal to the difference between the stockholder's basis in such share and the fair market value, as of the Effective Time of the Merger, of the Electronic Arts Common Stock received in exchange therefor. In such event, a stockholder's aggregate basis in the Electronic Arts Common Stock so received would equal its fair market value and such stockholder's holding period would begin the day after the Merger.

REGULATORY MATTERS

  Transactions such as the Merger are reviewed by the Department of Justice and the FTC to determine whether they comply with applicable antitrust laws. Under the provisions of the HSR Act, the Merger may not be consummated until such time as certain information has been furnished to the Department of Justice and the FTC and the specified waiting period requirements of the HSR Act have been satisfied. The notification and waiting period imposed upon Electronic Arts and Maxis under the HSR Act is currently expected to expire on July 24, 1997.

  At any time before or after the Effective Time, the Department of Justice, the FTC, state attorneys general, foreign regulatory agencies or a private person or entity could challenge the Merger under the antitrust laws and seek, among other things, to enjoin the Merger, to cause Electronic Arts to divest itself, in whole or in part, of significant assets of Electronic Arts and Maxis, or to impose conditions on Electronic Arts with respect to the business operations of the combined companies. Based on information available to them, Electronic Arts and Maxis believe that the Merger will not violate federal or state antitrust laws. However, there can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, that Electronic Arts would prevail or would not be required to terminate the Reorganization Agreement or would not be required to accept certain conditions in order to consummate the Merger. Electronic Arts does not have any obligation under the Reorganization Agreement to dispose of any assets, discontinue or make any changes to its operations or proposed operations, or make any commitment (to any governmental body or otherwise) regarding its future operations or the future operations of Maxis, even if such actions would facilitate the consummation of the Merger.

  Electronic Arts and Maxis each conduct operations in a number of foreign countries where regulatory filings may be required as a result of the Merger. Electronic Arts and Maxis will make such filings as they determine are necessary or appropriate.

  Electronic Arts and Maxis are aware of no other material governmental or regulatory approvals required for consummation of the Merger, other than compliance with the federal securities laws and applicable securities and "blue sky" laws of the various states.

ACCOUNTING TREATMENT

  The Merger is intended to qualify as a pooling of interests for financial reporting purposes in accordance with generally accepted accounting principles. Consummation of the Merger is conditioned upon (i) receipt by Maxis of a letter from its independent auditors regarding concurrence with Maxis management's conclusion that Maxis qualifies as an entity that may be a party to a business combination for which the pooling-of-interests method of accounting would be available and (ii) receipt by Electronic Arts of a letter from its independent auditors regarding concurrence with Electronic Arts management's conclusion as to the appropriateness of pooling-of-interests accounting treatment for the Merger under APB No. 16, if consummated in accordance with the Reorganization Agreement.

APPRAISAL RIGHTS

  Pursuant to Section 262 of the DGCL, holders of Maxis Common Stock are not entitled to appraisal rights in connection with the Merger because the Electronic Arts Common Stock and the Maxis Common Stock are both traded on the Nasdaq National Market and holders of Maxis Common Stock will receive in the Merger only shares of Electronic Arts Common Stock and cash in lieu of fractional shares thereof.

                              TERMS OF THE MERGER

  The following discussion summarizes the definitive terms of the Reorganization Agreement, including the other agreements and transactions contemplated thereby. The following is not, however, a complete statement of all provisions of the Reorganization Agreement and related agreements. Detailed terms of and conditions to the Merger and certain related transactions are contained in the Reorganization Agreement, a copy of which is attached to this Proxy Statement/Prospectus as Appendix A and is incorporated herein by reference. Statements made in this Proxy Statement/Prospectus with respect to the terms of the Merger and such related transactions are qualified by reference to the more detailed information set forth in the Appendices hereto.

GENERAL

  The Reorganization Agreement provides for the merger of Merger Sub with and into Maxis. As a result of the Merger, Merger Sub shall cease to exist, Maxis will continue as the surviving corporation of the Merger (the "Surviving Corporation") and will become a wholly owned subsidiary of Electronic Arts, and the former stockholders of Maxis will become stockholders of Electronic Arts. At the Effective Time all the property, rights, privileges, powers and franchises of Maxis and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Maxis and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

EFFECTIVE TIME; CLOSING DATE

  The Merger will become effective upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be agreed in writing by Electronic Arts, Maxis and Merger Sub and specified in the Certificate of Merger (the "Effective Time"). The Closing Date will occur at a time and date to be specified by Electronic Arts, Maxis and Merger Sub after the satisfaction or waiver of the conditions to the Merger, or at such other time as Electronic Arts, Maxis and Merger Sub agree in writing. Assuming all conditions to the Merger are satisfied or waived prior thereto, it is currently anticipated that the Closing Date and Effective Time will be on or about July 25, 1997.

CORPORATE MATTERS

  At the Effective Time, (i) the Certificate of Incorporation and Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation and Bylaws of the Surviving Corporation, (ii) the Certificate of Incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be Maxis, Inc., (iii) the initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, and (iv) the initial officers of the Surviving Corporation shall be the officers of Maxis immediately prior to the Effective Time.

MERGER CONSIDERATION

  Conversion of Common Stock. At the Effective Time, each share of Maxis Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Maxis Common Stock held by Maxis or owned by Merger Sub, Electronic Arts or any direct or indirect wholly owned subsidiary of Maxis or of Electronic Arts immediately prior to the Effective Time) will be canceled and extinguished and automatically converted into 0.3644 of a share of Electronic Arts Common Stock. Any shares of Maxis Common Stock held by Maxis or owned by Merger Sub, Electronic Arts or any direct or indirect wholly owned subsidiary of Maxis or of Electronic Arts immediately prior to the Effective Time will be canceled and extinguished without any conversion thereof.

  Assumption of Options. At the Effective Time, each outstanding option to purchase shares of Maxis Common Stock (each a "Maxis Option") under the Maxis 1993 Stock Option Plan or the Maxis 1995 Stock Plan (each a "Maxis Option Plan"), whether or not exercisable, will be assumed by Electronic Arts and will continue to have, and be subject to, the same terms and conditions set forth in the applicable Maxis Option Plan immediately prior to the Effective Time and the Stock Option Agreement by which it is evidenced, except that (i) each Maxis Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares (and no fractional shares) of Electronic Arts Common Stock equal to the product of the number of shares of Maxis Common Stock that were issuable upon exercise of such Maxis Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Electronic Arts Common Stock, and (ii) the per share exercise price for the shares of Electronic Arts Common Stock issuable upon exercise of such assumed Maxis Option will be equal to the quotient determined by dividing the exercise price per share of Maxis Common Stock at which such Maxis Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. No later than five business days after the Closing Date, Electronic Arts will file a registration statement on Form S-8 for the shares of Electronic Arts Common Stock issuable with respect to assumed Maxis Options.

  No Fractional Shares. No fractional shares will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Maxis Common Stock who would otherwise be entitled to a fraction of a share of Electronic Arts Common Stock (after aggregating all fractional shares to be received by such holder) shall receive from Electronic Arts an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the average closing price of one share of Electronic Arts Common Stock for the five most recent days that Electronic Arts Common Stock has traded ending on the trading day immediately prior to the Effective Time, as reported on the Nasdaq National Market.

CONVERSION OF SHARES; PROCEDURES FOR EXCHANGE OF CERTIFICATES

  Promptly after the Effective Time, Electronic Arts shall cause an exchange agent to mail to each holder of record (as of the Effective Time) of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Maxis Common Stock a letter of transmittal in customary form and instructions for use in effecting the surrender of such certificates for cancellation and in exchange for certificates representing shares of Electronic Arts Common Stock, cash in lieu of any fractional shares and any dividends or other distributions with a record date after the Effective Time payable with respect to such whole shares of Electronic Arts Common Stock. No dividends or other distributions declared with respect to Electronic Arts Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered certificates until the holders of record of such certificates shall surrender such certificates, and no cash payment in lieu of fractional shares shall be paid to such holder until the holder of record of such certificates shall surrender such certificates. CERTIFICATES SHOULD NOT BE SURRENDERED BY THE HOLDERS OF MAXIS COMMON STOCK UNTIL SUCH HOLDERS RECEIVE THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT.

  In the event a certificate representing Maxis Common Stock has been lost, stolen or destroyed, the owner of such certificate will be required to provide an affidavit of such fact, and Electronic Arts may, in its discretion and as a condition precedent to the issuance of such certificates representing shares of Electronic Arts Common Stock, require the owner of such lost, stolen or destroyed certificate to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Electronic Arts, the Surviving Corporation or the Exchange Agent with respect to the certificate alleged to have been lost, stolen or destroyed.

TERMINATION OF MAXIS EMPLOYEE STOCK PURCHASE PLAN

  At the Effective Time, in accordance with the terms of Maxis' 1995 Employee Stock Purchase Plan (the "Stock Purchase Plan"), all offering periods then in progress shall terminate on the last trading date prior to the Effective Time (the "New Exercise Date") and all options to purchase shares of Maxis Common Stock under the Stock Purchase Plan shall be exercised automatically on the New Exercise Date.

REPRESENTATIONS AND WARRANTIES

  The Reorganization Agreement contains certain representations and warranties, including, without limitation, representations and warranties of Maxis as to: (i) due organization, good standing and subsidiaries;

(ii) charter documents and bylaws; (iii) capital structure and obligations with respect to capital stock; (iv) corporate power and authority; (v) no conflicts with charter documents and certain agreements; (vi) governmental consents and approvals; (vii) inapplicability of certain laws; (viii) filings with the Commission and financial statements; (ix) absence of certain changes;
(x) taxes; (xi) intellectual property; (xii) compliance with laws; (xiii) restrictions on business; (xiv) insurance; (xv) litigation; (xvi) fees, payments and expenses relating to the Merger; (xvii) employee benefit plans; (xviii) ownership of, and liens on, properties; (xix) environmental matters;
(xx) employees and labor matters; (xxi) certain contracts and agreements;
(xxii) accounting for the Merger as a pooling of interests; (xxiii) the accuracy of information supplied for this Proxy Statement/Prospectus; (xxiv) unanimous approval by the Maxis Board of the Reorganization Agreement and the Merger; (xxv) the fairness opinion of Maxis' financial advisor; (xxvi) products and distribution; (xxvii) development tools; and (xxviii) interested party transactions.

  The Reorganization Agreement contains further representations and warranties of Electronic Arts and Merger Sub as to: (i) due organization and good standing; (ii) charter documents and bylaws; (iii) capital structure; (iv) corporate power and authority; (v) no conflicts with charter documents and certain agreements; (vi) governmental consents and approvals; (vii) inapplicability of certain laws; (viii) filings with the Commission and financial statements; (ix) absence of certain changes; (x) accounting for the Merger as a pooling of interests; (xi) the accuracy of information supplied for this Proxy Statement/Prospectus; and (xii) the approval of the Merger by the Electronic Arts Board.

  The representations and warranties of Electronic Arts, Maxis and Merger Sub contained in the Reorganization Agreement shall terminate at the Effective Time.

NON-SOLICITATION

  Pursuant to the Reorganization Agreement, Maxis has agreed, until the earlier of the Effective Time or the termination of the Reorganization Agreement pursuant to its terms, not to, directly or indirectly, (i) solicit, initiate or encourage the making, submission or announcement of, any Acquisition Proposal (as defined below) by any person, entity or group (other than Electronic Arts and its affiliates, agents and representatives), or (ii) participate in any discussions or negotiations with, or disclose any non-public information concerning Maxis or any of its subsidiaries to, or afford any access to the properties, books or records of Maxis or any of its subsidiaries to, or otherwise assist or facilitate, or enter into any agreement or understanding with, any person, entity or group (other than Electronic Arts and its affiliates, agents and representatives), in connection with any Acquisition Proposal with respect to Maxis. An "Acquisition Proposal" with respect to an entity means any proposal or offer relating to (i) any merger, consolidation, sale of substantial assets or similar transactions involving the entity or any subsidiaries of the entity (other than sales or licenses of assets or inventory in the ordinary course of business or as permitted under the terms of this Agreement), (ii) sale of 15% or more of the outstanding shares of capital stock of the entity (including without limitation by way of a tender offer or an exchange offer), (iii) the acquisition by any person of beneficial ownership or a right to acquire beneficial ownership of, or the formation of any "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) which beneficially owns, or has the right to acquire beneficial ownership of, 15% or more of the then outstanding shares of capital stock of the entity (except for acquisitions for passive investment purposes only in circumstances where the person or group qualifies for and files a Schedule 13G with respect thereto); or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing. Maxis has further agreed to cease any and all existing activities, discussions or negotiations with any parties conducted prior to entering into the Reorganization Agreement with respect to any Acquisition Proposal and to (i) notify Electronic Arts as promptly as practicable if it receives any proposal or written inquiry or written request for Maxis in connection with an Acquisition Proposal or potential Acquisition Proposal and (ii) as promptly as practicable notify Electronic Arts of the significant terms and conditions of any such Acquisition Proposal, as well as the identity of the third party submitting such Acquisition Proposal. In addition, Maxis has agreed that Maxis and its subsidiaries will not, and will instruct their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, make or authorize any public statement, recommendation or solicitation in support of any Acquisition Proposal made by any person, entity or group (other than Electronic Arts); provided, however, that the Maxis' Board of Directors may disclose to Maxis' stockholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act.

  Notwithstanding the foregoing, to the extent that the Maxis Board, in each case determines, in good faith, after consultation with outside legal counsel, that the Board's fiduciary duties require it to do so, (i) Maxis may participate in discussions or negotiations with, and furnish non-public information, and afford access to the properties, books or records of Maxis to any person, entity or group (provided that Maxis provides such non-public information pursuant to a nondisclosure agreement and such non-public information has been previously delivered to Electronic Arts) after such person, entity or group has delivered to Maxis in writing, an unsolicited bona fide Acquisition Proposal (which has not been withdrawn) which the Maxis Board in its good faith reasonable judgment determines, after consultation with its independent financial advisors, would be reasonably likely to result in a transaction more favorable than the Merger to the stockholders of Maxis (a "Superior Proposal"); (ii) in the event Maxis receives a Superior Proposal, the Maxis Board may (subject to certain conditions) recommend such Superior Proposal to Maxis' stockholders and, in such case, withdraw, modify or refrain from making its recommendation in favor of the Merger, and to the extent it does so, Maxis may refrain from soliciting proxies and taking such other action necessary to secure the affirmative vote of its stockholders as may be required by the Reorganization Agreement; provided that (to the extent permissable under applicable law) Maxis shall remain obligated to convene the Maxis Stockholder Meeting and shall have the vote on the Merger considered by the stockholders of Maxis prior to the vote (if any) on the Superior Proposal; and provided, further, that Maxis shall not recommend to its stockholders a Superior Proposal for a period of not less than 48 hours after Electronic Arts' receipt of a copy of such Superior Proposal (or a description of the significant terms and conditions thereof, if not in writing) and the identity of the third party; and (iii) Maxis may enter into an agreement or understanding relating to a Superior Proposal; provided, that such agreement or understanding provides that the Merger shall be considered by the stockholders of Maxis prior to the Superior Proposal and that if the Merger is approved by the stockholders of Maxis, neither Maxis nor Electronic Arts shall be required to pay a fee or otherwise incur any material liability arising out of the agreement or understanding relating to the Superior Proposal, including, without limitation, as a result of the Superior Proposal not being approved. The performance of such agreement or understanding relating to the Superior Proposal to the extent necessary to facilitate the due consideration of such Superior Proposal at the meeting of the stockholders of Maxis after the Merger shall not constitute a breach of the Reorganization Agreement.

ADDITIONAL COVENANTS

  Covenants Regarding the Conduct of Business of Maxis. The Reorganization Agreement requires (subject to certain exceptions described therein) that from the date of execution of the Reorganization Agreement until the earlier of the termination of the Reorganization Agreement or the Effective Time:

    (i) Maxis and each of its subsidiaries shall carry on and use reasonable best efforts to preserve its business, in all material respects, in the usual, regular and ordinary course, and in compliance with all applicable laws and regulations, pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use its reasonable best efforts consistent with past practices and policies to (a) preserve intact its present business organization, (b) keep available the services of its present officers and employees and (c) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings; and

    (ii) Maxis shall not do any of the following and shall not permit its subsidiaries to do any of the following without the prior written consent of Electronic Arts: (a) waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant or director stock plans or authorize cash payments in exchange for any options granted under any of such plans; (b) grant any severance or termination pay to any officer or employee except payments in amounts consistent with policies and past practices or pursuant to written agreements outstanding, or policies existing, on the date of execution of the Reorganization Agreement and as previously disclosed in writing or made available to Electronic Arts, or adopt any new severance plan; (c) transfer or license to any person or entity or otherwise extend the term of any agreement with respect to, amend or modify in any material respect any rights (including without limitation distribution rights) to the intellectual property of Maxis or enter into assignments of future patent rights, other than licenses and distribution rights in the ordinary course of business; (d) declare, set aside or pay any dividends on or make any other distributions in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock; (e) repurchase or otherwise acquire, directly or indirectly, any shares of capital stock of Maxis, except repurchases of unvested shares at cost in connection with the termination of the employment, consulting or director relationship with any employee, officer, consultant or director pursuant to agreements in effect as of the date of execution of the Reorganization Agreement; (f) issue, deliver, sell, authorize or propose the issuance, delivery or sale of, any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, or, except pursuant to agreements existing on the date hereof, accelerate the vesting of any outstanding option or other security, other than the issuance, delivery and/or sale of (i) shares of Maxis Common Stock pursuant to the exercise of outstanding stock options, (ii) shares of Maxis Common Stock issuable to participants in the Maxis ESPP consistent with the terms thereof and (iii) options to purchase Maxis Common Stock granted at fair market value, consistent with past practice and in accordance with Maxis Stock Option Plans; (g) cause, permit or propose any amendments to any charter document or Bylaw (or similar governing instruments of any subsidiaries); (h) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership interest, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of Maxis or enter into any material joint ventures, strategic partnerships or alliances; (i) sell, lease, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of Maxis, except in the ordinary course of business consistent with past practice; (j) incur any indebtedness for borrowed money in excess of $2,500,000, or guarantee any indebtedness of any person for borrowed money, or issue or sell any debt securities or warrants or rights to acquire debt securities of Maxis or guarantee any debt securities of others; (k) adopt or amend any employee benefit plan or employee stock purchase or employee stock option plan, enter into any employment contract, pay any special bonus or special remuneration to any director or employee other than in the ordinary course of business, consistent with past practice, or increase the salaries or wage rates of its officers or employees other than in the ordinary course of business, consistent with past practice; (l) make any payments outside of the ordinary course of business in excess of $1 million for purposes of settling any dispute; (m) take any action, or permit any of its affiliates to take any action, that would be reasonably likely to interfere with Electronic Arts' ability to account for the Merger as a pooling of interests; (n) pay (or make any oral or written commitments or representations to pay) any bonus, increased salary or special remuneration to any officer, employee or consultant (except (i) for normal salary increases consistent with past practices not to exceed 10% per year, (ii) pursuant to existing arrangements previously disclosed to Electronic Arts and (iii) for reasonable bonuses to encourage retention of employees after the announcement of a Superior Proposal) or enter into or vary the terms of any employment, consulting or severance agreement with any such person, pay any severance or termination pay (other than payments made in accordance with plans or agreements existing on the date of execution of the Reorganization Agreement), grant any stock option (except for normal grants to newly hired employees or newly promoted employees consistent with past practices) or issue any restricted stock, or enter into or modify, in any material respect, any agreement or plan or increase, in any material respect, employee benefits; (o) materially change its accounting methods, principles or practices, except as required by concurrent changes in GAAP; (p) amend in a manner adverse to Maxis or terminate any material contract, agreement or license to which it is a party except those amended or terminated in the ordinary course of its business, consistent with past practice; (q) lend any amount to any person or entity, other than (i) advances for travel and expenses which are incurred in the ordinary course of business or (ii) any loans pursuant to any Maxis Section 401(k) Plan; (r) waive or release any right or claim except for the waiver or release of non-material claims in the ordinary course of business, consistent with past practice; (s) split or combine the outstanding shares of its capital stock of any class or enter into any recapitalization or agreement affecting the number or rights of outstanding shares of its capital stock of any class or affecting any other of its securities; (t) agree to any audit assessment by any tax authority in excess of $500,000; (u) change any insurance coverage in any material respects; or (v) agree in writing or otherwise to take any of the foregoing actions.

  Notification of Certain Matters. The parties to the Reorganization Agreement have agreed to give prompt notice to the other parties after obtaining knowledge of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably likely to cause (i) any representation or warranty contained in the Reorganization Agreement and made by it to be untrue or inaccurate in any material respect at any time from the date of the Reorganization Agreement to the Effective Time such that the condition to closing of the Merger regarding the accuracy of representations and warranties would not be satisfied as a result thereof, (ii) any Material Adverse Effect (as defined below) on Maxis or Electronic Arts or (iii) any failure to comply with or satisfy, in any material respect, any covenant, condition or agreement to be complied with or satisfied by it under the Reorganization Agreement such that the condition to closing of the Merger regarding performance and compliance with agreements and covenants would not be satisfied as a result thereof.

  For purposes of the Reorganization Agreement, when used in connection with an entity, the term "Material Adverse Effect" means any change, event or effect that is materially adverse to the business, assets (including intangible assets), financial condition or results of operations of such entity and its subsidiaries taken as a whole; provided, however, that (i) any adverse change, event or effect that is demonstrated to be primarily caused by conditions affecting the United States economy generally or the economy of any nation or region in which such entity or any of its subsidiaries conducts business that is material to the business of such entity and its subsidiaries, taken as a whole, shall not be taken into account in determining whether there has been or would be a "Material Adverse Effect" on or with respect to such entity, (ii) any adverse change, event or effect that is demonstrated to be primarily caused by conditions generally affecting the interactive entertainment software industry shall not be taken into account in determining whether there has been or would be a "Material Adverse Effect" on or with respect to such entity and (iii) any adverse change, event or effect that is demonstrated to be primarily caused by the announcement or pendency of the Merger shall not be taken into account in determining whether there has been or would be a "Material Adverse Effect" on or with respect to such entity.

  Reasonable Best Efforts to Effectuate the Merger. The parties to the Reorganization Agreement have agreed to use their respective reasonable best efforts to effectuate the Merger and other transactions contemplated by the Reorganization Agreement, to fulfill and cause to be fulfilled the conditions to closing of the Merger and to effect the closing of the Merger as soon as practicable; provided that no party will be required to agree to (i) any divestiture of shares of capital stock or of any business, assets or property, or (ii) the imposition of any material limitation on the ability of any party to conduct their businesses or to own or exercise control of such assets, properties and stock.

  Certain Other Covenants of the Parties. The Reorganization Agreement also contains certain additional covenants of the parties including covenants relating to: (i) the preparation of this Proxy Statement/Prospectus and the Registration Statement; (ii) Maxis' obligations with respect to the Special Meeting; (iii) confidentiality of, and access to, the parties' business information; (iv) public statements with respect to the Merger; (v) compliance with legal requirements; (vi) obtaining required consents of third parties;
(vii) Maxis stock options and employee benefit plans; (viii) listing of the Electronic Arts Common Stock on the Nasdaq National Market; (ix) affiliate agreements; (x) regulatory filings; (xi) treatment of the Merger as a tax-free reorganization; and (xii) accounting for the Merger as a pooling of interests.

INDEMNIFICATION AND INSURANCE

  Electronic Arts has agreed that, from and after the Effective Time, (i) it will cause the Surviving Corporation to fulfill and honor in all respects the obligations of Maxis pursuant to each indemnification agreement currently in effect between Maxis and each person who is or was a director or officer of Maxis or any of its subsidiaries at or prior to the Effective Time (the "Indemnified Parties") and any indemnification provisions under Maxis'

Certificate of Incorporation or Bylaws as in effect on the date of the Reorganization Agreement, and (ii) it will cause the Surviving Corporation, to the fullest extent permitted under applicable law or under the Surviving Corporation's Certificate of Incorporation or Bylaws, to indemnify and hold harmless each Indemnified Party against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent arising out of or pertaining to any action or omission in his or her capacity as a director or officer of Maxis or any of its subsidiaries arising out of or pertaining to the transactions contemplated by the Reorganization Agreement for a period of six years after the Effective Time; provided, however, that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Party delivers to Electronic Arts a written notice asserting a claim for indemnification, then the claim asserted in such notice shall survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved.

  In the event of any such claim, action, suit, proceeding or investigation
(i) any counsel retained by the Indemnified Parties for any period after the Effective Time must be reasonably satisfactory to Electronic Arts, (ii) after the Effective Time, Electronic Arts will cause the Surviving Corporation to pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received and (iii) Electronic Arts will cause the Surviving Corporation to cooperate in the defense of any such matter; provided, however, that neither Electronic Arts nor the Surviving Corporation will be liable for any settlement effected without its written consent (which consent will not be unreasonably withheld).

  Electronic Arts has also agreed to cause the Surviving Corporation to maintain in effect, during the six-year period commencing as of the Effective Time, a policy of directors' and officers' liability insurance for the benefit of each of the Indemnified Parties providing coverage and containing terms no less advantageous to the Indemnified Parties than the coverage and terms of Maxis' existing policy of directors' and officers' liability insurance.

CONDITIONS TO THE MERGER

  Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to the Reorganization Agreement to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (i) the Reorganization Agreement shall have been approved and adopted, and the Merger shall have been duly approved, by the requisite vote under applicable law, by the stockholders of Maxis; (ii) the Commission shall have declared the Registration Statement effective and no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of this Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the Commission; (iii) no governmental entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; (iv) all waiting periods under the HSR Act relating to the transactions contemplated hereby will have expired or terminated early; (v) Maxis and Electronic Arts shall each have received written opinions from their respective counsel, Wilson Sonsini Goodrich & Rosati, P.C., and Fenwick & West LLP, in form and substance reasonably satisfactory to them, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and such opinions shall not have been withdrawn; provided, however, that if the counsel to either Maxis or Electronic Arts does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to such party if counsel to the other party renders such opinion to such party; (vi) the shares of Electronic Arts Common Stock issuable to stockholders of Maxis in the Merger and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on the Nasdaq National Market upon official notice of issuance; and (vii) Maxis shall have received from Ernst & Young LLP, independent auditors for Maxis, a letter dated within two business days prior to the Effective Time (which may contain customary qualifications and assumptions), to the effect that Ernst & Young LLP concurs with Maxis' management conclusion that no conditions exist related to Maxis that would preclude Electronic Arts from accounting for the Merger as a pooling of interests; and Maxis shall have received from KPMG Peat Marwick LLP, the independent auditors for Electronic Arts, a copy of a letter addressed to Electronic Arts dated the Closing Date, in substance reasonably satisfactory to Maxis (and which may contain customary qualifications and assumptions and which may be based in part on the letter referred to above from Ernst & Young LLP to Maxis) to the effect that KPMG Peat Marwick LLP concurs with Electronic Arts' management conclusions that, as of that date, no conditions exist that would preclude Electronic Arts from accounting for the Merger as a pooling of interests.

  Additional Conditions to Obligations of Maxis to Effect the Merger. The obligation of Maxis to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Maxis: (i) the representations and warranties of Electronic Arts and Merger Sub contained in the Reorganization Agreement shall be true and correct in all material respects (a) as of the date of the Reorganization Agreement, except where the failure to be so true and correct would not have a Material Adverse Effect on Electronic Arts and (b) on and as of the Effective Time except for changes contemplated by the Reorganization Agreement and except for those representations and warranties which address matters only as of a particular date, which shall remain true and correct in all material respects as of such particular date (it being understood that, for the purposes of determining whether such representations and warranties made as of a particular date have been true and correct, any inaccuracies therein that shall have been cured in all material respects shall be disregarded), with the same force and effect as if made on and as of the Effective Time, except in such cases (other than certain representations regarding capital structure, corporate power and authority, no conflicts with charter documents and certain agreements, and governmental consents and approvals) where the failure to be so true and correct would not have a Material Adverse Effect on Electronic Arts; (ii) Electronic Arts and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by the Reorganization Agreement to be performed or complied with by them on or prior to the Effective Time; (iii) Maxis shall have received a certificate with respect to the two foregoing conditions signed on behalf of Electronic Arts by the Chief Executive Officer and the Chief Financial Officer of Electronic Arts; (iv) no Material Adverse Effect with respect to Electronic Arts shall have occurred since the date of the Reorganization Agreement; and (v) Maxis shall have received a legal opinion from Fenwick & West LLP.

  Additional Conditions to Obligations of Electronic Arts and Merger Sub to Effect the Merger. The obligations of Electronic Arts and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Electronic Arts: (i) the representations and warranties of Maxis contained in the Reorganization Agreement shall be true and correct in all material respects (a) as of the date of the Reorganization Agreement, except where the failure to be so true and correct would not have a Material Adverse Effect on Maxis, and (b) on and as of the Effective Time except for changes contemplated by the Reorganization Agreement and except for those representations and warranties which address matters only as of a particular date, which shall remain true and correct in all material respects as of such particular date (it being understood that, for the purposes of determining whether such representations and warranties made as of a particular date have been true and correct, any inaccuracies therein that shall have been cured in all material respects shall be disregarded), with the same force and effect as if made on and as of the Effective Time, except in such cases (other than certain representations regarding capital structure and obligations with respect to capital stock, corporate power and authority, no conflicts with charter documents and certain agreements, governmental consents and approvals, and the fairness opinion of Maxis' financial advisor) where the failure to be so true and correct would not have a Material Adverse Effect on Maxis; (ii) Maxis shall have performed or complied in all material respects with all agreements and covenants required by the Reorganization Agreement to be performed or complied with by it on or prior to the Effective Time; (iii) Electronic Arts shall have received a certificate with respect to the two foregoing conditions signed on behalf of Maxis by the President and the Chief Financial Officer of Maxis;
(iv) no Material Adverse Effect with respect to Maxis shall have occurred since the date of the Reorganization Agreement; (v) Electronic Arts shall have received a legal opinion from Wilson Sonsini Goodrich & Rosati, P. C.; and
(vi) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or any legal, contractual or regulatory restraint limiting or restricting Electronic Arts' conduct or operation of its business or the business of Maxis and its subsidiaries, following the Merger, shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental entity, domestic or foreign, seeking the foregoing be pending, except where the existence of any of the foregoing items would not have a Material Adverse Effect on Maxis.

TERMINATION; TERMINATION FEE

  The Reorganization Agreement may be terminated at any time prior to the Effective Time of the Merger, whether before or after approval of the Merger by the stockholders of Maxis: (i) by mutual written consent duly authorized by the Boards of Directors of Electronic Arts and Maxis; (ii) by either Electronic Arts or Maxis, if the Merger shall not have been consummated by October 31, 1997 for any reason; provided, however, that the right to terminate this Agreement for such reason shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement; (iii) by either Electronic Arts or Maxis, if a governmental entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree or ruling is final and nonappealable; (iv) by either Electronic Arts or Maxis, if the required approval of the stockholders of Maxis shall not have been obtained by reason of the failure to obtain the required vote upon a vote taken at a meeting of stockholders duly convened therefor or at any adjournment thereof; (v) by Electronic Arts, if at any time prior to the approval of the Merger by the stockholders of Maxis, the Maxis Board accepts, publicly endorses, recommends or executes a letter of intent or similar document with respect to a Superior Proposal or resolves to do any of the foregoing; (vi) by Electronic Arts, if Maxis shall have failed to include in this Proxy Statement/Prospectus the unanimous recommendation of the Maxis Board in favor of approval and adoption of the Reorganization Agreement and the Merger, or the Maxis Board shall have amended or modified in a manner adverse to Electronic Arts such Board of Directors' unanimous recommendation in favor of the Merger or approval or adoption of the Reorganization Agreement; (vii) by Electronic Arts, if the Maxis Board shall have approved, publicly endorsed, recommended or executed a letter of intent or similar document with respect to any Acquisition Proposal other than the Merger;
(viii) by Electronic Arts, if a tender or exchange offer relating to securities of Maxis shall have been commenced and Maxis shall not have sent to its security holders, within ten business days after the commencement of such tender or exchange offer, a statement that Maxis recommends rejection of such tender or exchange offer; (ix) by Electronic Arts, if an Acquisition Proposal (other than a tender or exchange offer relating to the securities of Maxis) is publicly announced, and, upon Electronic Arts' request, Maxis fails to issue a press release announcing its opposition to such Acquisition Proposal within five business days after such request; (x) by Maxis, upon a breach of any representation, warranty, covenant or agreement on the part of Electronic Arts set forth in the Reorganization Agreement, or if any such representation or warranty of Electronic Arts shall have become inaccurate, in either case such that the closing conditions regarding the accuracy of representations and warranties or regarding performance and compliance with agreements and covenants, as the case may be, would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, however, that if such inaccuracy in Electronic Arts' representations and warranties or breach by Electronic Arts is curable by Electronic Arts through the exercise of its commercially reasonable efforts, then Maxis may not terminate the Reorganization Agreement due to such inaccuracy or breach if Electronic Arts is exercising commercially reasonable efforts to cure such inaccuracy or breach; and, provided, further, that Maxis may not terminate this Agreement due to any such inaccuracy or breach if it shall have materially breached the Reorganization Agreement; (xi) by Electronic Arts, upon a breach of any representation, warranty, covenant or agreement on the part of Maxis set forth in the Reorganization Agreement, or if any such representation or warranty of Maxis shall have become inaccurate, in either case such that the closing conditions regarding the accuracy of representations and warranties or regarding performance and compliance with agreements and covenants, as the case may be, would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, however, that if such inaccuracy in Maxis' representations and warranties or breach by Maxis is curable by Maxis through the exercise of its commercially reasonable efforts, then Electronic Arts may not terminate this Agreement due to such inaccuracy or breach if Maxis is exercising commercially reasonable efforts to cure such inaccuracy or breach; and, provided, further, that Electronic Arts may not terminate this Agreement due to any such inaccuracy or breach if it shall have materially breached the Reorganization Agreement; (xii) by Maxis, if the average closing price of Electronic Arts Common Stock, as presently constituted, as quoted in the Nasdaq National Market and reported in the Wall Street Journal, over the ten
(10) trading days ending the third business day prior to the date originally established in this Proxy Statement/Prospectus for the Special Meeting is less than $20.00 (as adjusted for stock splits, recapitalizations, stock dividends and the like); or (xiii) by either Electronic Arts or Maxis, in the event of a tender or an exchange offer relating to the securities of Maxis which is accepted by more than fifty percent (50%) of the outstanding shares of Maxis Common Stock (excluding for such calculation the shares of Maxis Common Stock held beneficially or of record by Jeffrey B. Braun, who is currently the Chief Executive Officer of Maxis).

  If the Reorganization Agreement is terminated by Electronic Arts or Maxis pursuant to the provisions described in clauses (iv) or (xiii) above, or by Electronic Arts pursuant to the provisions described in clauses (v), (vi),
(vii), (viii) or (ix) above, then Maxis shall pay to Electronic Arts, in cash, a non-refundable fee in the amount of $5,000,000 (the "Termination Fee"); provided that such amount will not be payable if, prior to the termination triggering the obligation to make such payment, either (i) a Material Adverse Effect on Electronic Arts had occurred and Maxis had provided written notice to Electronic Arts of such event; or (ii) Maxis shall have become entitled pursuant to the provision described in clause (x) above to terminate the Reorganization Agreement, shall have given written notice to Electronic Arts to that effect, and Electronic Arts shall be unable or unwilling to effect a cure to such breach. In the case of termination of the Reorganization Agreement by Maxis pursuant to the provisions described in clauses (iv) or
(xiii) above, the Termination Fee shall be paid by Maxis prior to or contemporaneous with notice of such termination being provided to Electronic Arts and as a condition to Maxis' right to terminate under such provisions, and in the case of termination of the Reorganization Agreement by Electronic Arts pursuant to the provisions described in clauses (iv), (v), (vi), (vii),
(viii), (ix) or (xiii) above, the Termination Fee shall be paid by Maxis within three (3) business days after such notice of such termination.

EXPENSES

  Pursuant to the Reorganization Agreement, all fees and expenses incurred in connection with the Reorganization Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that Electronic Arts and Maxis shall share equally all fees and expenses, other than attorneys' and accountants' fees and expenses, incurred in relation to the printing and filing of this Proxy Statement/Prospectus and the Registration Statement and any amendments or supplements thereto.

VOTING AGREEMENT

  As an inducement to Electronic Arts to enter into the Reorganization Agreement, Jeffrey B. Braun (who beneficially owns approximately 28.5% of the Maxis Common Stock and is Chairman of the Board of Directors of Maxis) has entered into a Voting Agreement with Electronic Arts that he will vote his shares in favor of the approval and adoption of the Reorganization Agreement and approval of the Merger, and that he will not (i) solicit, initiate discussions or take any other action likely to facilitate the efforts of any person, other than Electronic Arts, relating to an Acquisition Proposal; (ii) furnish any nonpublic information regarding Maxis to any person in connection with or in response to an actual or potential Acquisition Proposal; (iii) engage in discussions with any person with respect to any Acquisition Proposal; (iv) approve or recommend any Acquisition Proposal; or (v) enter into any letter of intent or other similar document or any contract contemplating or otherwise relating to any Acquisition Proposal. Nothing in such Voting Agreement shall limit or restrict Mr. Braun in acting in his capacity as a director or officer, as the case may be, of Maxis and in the exercise of his fiduciary duties and responsibilities in such capacity. The Voting Agreement only applies to Mr. Braun solely in his capacity as a stockholder and shall not apply to his actions, judgments or decisions as a director or officer of Maxis. This Voting Agreement terminates upon the earlier to occur of the Effective Date or the termination of the Reorganization Agreement in accordance with its terms.

  Pursuant to this Voting Agreement, Mr. Braun has also delivered to Electronic Arts an irrevocable proxy with respect to matters covered by the Voting Agreement, empowering Electronic Arts and certain officers of Electronic Arts to vote his shares on any matter, but only those matters, relating to the approval of the Merger and the adoption of the Reorganization Agreement. Neither Electronic Arts nor Maxis paid any additional consideration to Mr. Braun in connection with the execution and delivery of the Voting Agreement.

AFFILIATE AGREEMENTS

  Each person determined by Maxis to be an "affiliate" of Maxis within the meaning of Rule 145 promulgated under the Securities Act, has executed an agreement that prohibits: (i) the sale, transfer or other disposition of Electronic Arts Common Stock received by such person in connection with the Merger unless (a) such transaction is permitted pursuant to Rule 145(d) under the Securities Act; or (b) legal counsel, representing Stockholder and reasonably satisfactory to Electronic Arts, shall have advised Electronic Arts in a written opinion letter (satisfactory in form and content to Electronic Arts and Electronic Arts' legal counsel), and upon which Electronic Arts and its legal counsel may rely, that such sale, transfer or other disposition will be exempt from registration under the Securities Act; or (c) a registration statement under the Securities Act covering the Merger Securities proposed to be sold, transferred or otherwise disposed of, shall have been filed with, and declared effective by, the Commission; or (d) an authorized representative of the Commission shall have rendered written advice to Stockholder to the effect that the Commission would take no action, or that the staff of the Commission would not recommend that the Commission take action, with respect to the proposed disposition of such Electronic Arts Common Stock if consummated; and
(ii) the sale, transfer or other disposition of, or any other similar transaction intended to reduce its risk relative to any securities of Electronic Arts or Maxis, during the period beginning thirty (30) days preceding the Effective Time of the Merger through the date on which financial results covering at least 30 days' combined operations of Electronic Arts and Maxis are published by Electronic Arts unless (a) the sale or disposition is in accordance with the "de minimis" test set forth in SEC Staff Accounting Bulletin No. 76 and (b) Stockholder has obtained Electronic Arts' prior written approval of such sale or disposition. Such persons have also made certain representations pertaining to the "continuity of interest" requirements for the Merger to constitute a "reorganization" within the meaning of Section 368(a) of the Code. See "Approval of the Merger and Related Transactions--Certain Federal Income Tax Considerations."

EMPLOYMENT AND NONCOMPETITION AGREEMENTS

  Each of Jeffrey B. Braun (the Chairman of the Board of Directors of Maxis) and William R. Wright (the Chief Technical Designer and a Director of Maxis) have entered into agreements, in connection with the Merger, amending their current employment agreements with Maxis. These agreements with Electronic Arts, dated as of June 4, 1997, state that (i) as of the Effective Date such persons will become employees of Electronic Arts; (ii) their titles, duties and compensation will be mutually determined in good faith by such persons and Electronic Arts; and (iii) one year from the Effective Date, the Employment Agreement will terminate (except for certain provisions relating to severance), and thereafter the employees will be "at will" employees of Electronic Arts, subject to Electronic Arts' standard employment policies and practices.

  Mr. Braun and Mr. Wright have also entered into Noncompetition and Nonsolicitation Agreements with Electronic Arts, dated as of June 4, 1997, restricting them for a period of two years from the Effective Date, from (i) carrying on or engaging in any business in the interactive entertainment software industry in any geographic area where Maxis is actually engaged in or currently contemplates either doing such business or selling products developed by Maxis (the "Competing Area"); (ii) soliciting from, or attempting to sell or provide the same or similar products or services to, any actual or potential clients or customers of Electronic Arts in the Competing Area; or
(iii) inducing or attempting to induce any employee or contractor of Electronic Arts to discontinue his or her employment relationship with Electronic Arts.

INTERESTS OF CERTAIN PERSONS

  Samuel L. Poole, Maxis' President and Chief Executive Officer, and Fred M. Gerson, its Vice President and Chief Financial Officer, have entered into retention arrangements that provide for a payment of cash in an amount equal to one year's annual total cash compensation on the six-month anniversary of the Effective Time, if the employee is still employed by Maxis or Electronic Arts prior to those times (and such payments will accelerate if the employee is terminated by Maxis or Electronic Arts prior to such times for any reason other than cause). The early payment will not be made if such employee voluntarily terminates his employment for any reason other than a "constructive termination" by Maxis or Electronic Arts.

  All other executive officers of Maxis have entered into retention arrangements that provide for a payment of cash equal to either three, four and one-half or six month's salary in the event that they remain with the Company until three months, four and one-half months or six months, respectively, after the Merger. If such employee is terminated by Electronic Arts or Maxis other than for cause, such employee shall also be entitled to severance payments upon such employee's termination with Maxis or Electronic Arts for the period equal to three, four and one-half or six months, as the case may be, after such termination. Neither the one time cash payment nor the severance payments will be made if such employee voluntarily terminates his employment for any reason other than a "constructive termination" by Maxis or Electronic Arts.

  Each executive officer of Maxis has an agreement with Maxis providing for the acceleration of unvested stock options and restricted stock (i) immediately preceding a change of control, if such options or restricted stock are not assumed, (ii) immediately preceding a change of control in the event an officer does not or will not receive upon exercise of the officer's stock purchase rights under any stock option agreement the same identical securities and/or other consideration as is received by all other stockholders in any merger, consolidation, sale, exchange or similar transaction occurring upon or after such change of control, (iii) immediately preceding any involuntary termination following a change of control or (iv) six months following a change of control, provided the officer has remained an employee of Maxis or Electronic Arts. An affirmative vote by the Maxis stockholders in favor of the Merger is considered a change of control for purposes of these agreements; however, consummation of the Merger, in and of itself, will not cause acceleration of unvested stock options or restricted stock.

  Each of Jeffrey B. Braun and William R. Wright have entered into agreements, in connection with the Merger, amending their current employment agreements with Maxis. See "Approval of the Merger and Related Transactions--Employment and Noncompetition Agreements."

  Pursuant to the Reorganization Agreement, Electronic Arts has agreed to indemnify each person who was an officer, director or employee of Maxis against certain liabilities. In addition, Electronic Arts has agreed to maintain policies of directors' and officers' liability insurance comparable to those currently maintained by Maxis. See "Terms of the Merger-- Indemnification and Insurance."

  As a result of the foregoing transactions and agreements, the directors and executive officers of Maxis may have personal interests in the Merger which are not identical to the interests of other Maxis stockholders.

         UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

  The following unaudited pro forma condensed combined financial statements assume a business combination between Electronic Arts and Maxis accounted for on a "pooling of interests" basis. The unaudited pro forma condensed combined financial statements are based upon the respective historical financial statements of Electronic Arts and Maxis and should be read in conjunction with such historical financial statements and the notes thereto, which are included elsewhere in this Proxy Statement/Prospectus. The unaudited pro forma condensed combined balance sheet combines Electronic Arts' March 31, 1997 audited condensed consolidated balance sheet with Maxis' March 31, 1997 audited condensed consolidated balance sheet.

  The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated as presented in the accompanying unaudited pro forma condensed combined financial information, nor is it necessarily indicative of future operating results or financial position.

  The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements and related notes thereto of Electronic Arts and of Maxis included elsewhere herein.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

                        REFLECTING ELECTRONIC ARTS INC.

                       AFTER GIVING EFFECT TO THE MERGER
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                 MARCH 31, 1997
                                 -----------------------------------------------
                                                                       COMBINED
                                                            PRO FORMA  PRO FORMA
                                 ELECTRONIC ARTS  MAXIS    ADJUSTMENTS  BALANCE
                                 --------------- --------  ----------- ---------
             ASSETS
 Current assets:
   Cash and short-term invest-
    ments......................     $230,096     $ 16,387   $ 21,658   $268,141
   Marketable securities.......        5,548       21,658    (21,658)     5,548
   Receivables, net............       95,356        7,888               103,244
   Inventories.................       15,847        2,026                17,873
   Prepaid royalties...........       10,311          --                 10,311
   Deferred income taxes.......        3,010        2,249                 5,259
   Other current assets........        8,875        1,849                10,724
                                    --------     --------   --------   --------
     Total current assets......      369,043       52,057               421,100
 Property and equipment, net...       85,132        4,630                89,762
 Prepaid royalties.............        9,351          --                  9,351
 Long-term investments.........       24,200       10,278                34,478
 Deferred income taxes.........          --         1,991                 1,991
 Investment in affiliates......       25,657          --                 25,657
 Other assets..................        3,320          373                 3,693
                                    --------     --------   --------   --------
                                    $516,703     $ 69,329   $      0   $586,032
                                    ========     ========   ========   ========
 LIABILITIES AND STOCKHOLDERS'
             EQUITY
 Current liabilities:
   Accounts payable............     $ 41,560     $  1,890              $ 43,450
   Accrued liabilities.........       85,870        8,908      4,480     99,258
                                    --------     --------   --------   --------
     Total current liabili-
      ties.....................      127,430       10,798      4,480    142,708
 Minority interest in consoli-
  dated joint venture..........           28          --                     28
 Stockholders' equity:
   Common stock................          542       53,271    (53,230)       583
   Paid-in capital.............      135,510          --      53,230    188,740
   Notes receivable from stock-
    holders....................          --          (161)                 (161)
   Retained earnings...........      252,525        5,453     (4,480)   253,498
   Deferred compensation.......          --           (32)                  (32)
   Unrealized appreciation of
    investments................        2,593          --                  2,593
   Translation adjustment......       (1,925)         --                 (1,925)
                                    --------     --------   --------   --------
     Total stockholders' equi-
      ty.......................      389,245       58,531     (4,480)   443,296
                                    --------     --------   --------   --------
                                    $516,703     $ 69,329   $      0   $586,032
                                    ========     ========   ========   ========

   See accompanying notes to unaudited pro forma condensed combined financial statements.

 UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME FOR THE YEAR ENDED
                                 MARCH 31, 1997

                        REFLECTING ELECTRONIC ARTS INC.

                       AFTER GIVING EFFECT TO THE MERGER
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              ELECTRONIC ARTS/
                                                                   MAXIS
                                                                  COMBINED
                                     ELECTRONIC ARTS  MAXIS      PRO FORMA
                                     --------------- -------  ----------------
Net revenues........................    $624,766     $48,262      $673,028
Cost of goods sold..................     312,044      16,899       328,943
                                        --------     -------      --------
  Gross profit......................     312,722      31,363       344,085
Operating expenses:
  Marketing and sales...............      85,555      16,517       102,072
  General and administrative........      41,742       6,747        48,489
  Research and development..........     118,103      12,652       130,755
                                        --------     -------      --------
    Total operating expenses........     245,400      35,916       281,316
                                        --------     -------      --------
    Operating income (loss).........      67,322      (4,553)       62,769
Interest and other income, net......      11,639       1,640        13,279
                                        --------     -------      --------
Income (loss) before provision for
 income taxes and minority
 interest...........................      78,961      (2,913)       76,048
Provision (benefit) for income
 taxes..............................      27,241      (1,238)       26,003
                                        --------     -------      --------
Income (loss) before minority
 interest...........................      51,720      (1,675)       50,045
Minority interest in consolidated
 joint venture......................       1,282         --          1,282
                                        --------     -------      --------
    Net income (loss)...............    $ 53,002     $(1,675)     $ 51,327
                                        ========     =======      ========
Net income (loss) per share.........    $   0.96     $ (0.15)     $   0.86
                                        ========     =======      ========
Number of shares used in
 computation........................      55,483      11,180        59,557
                                        ========     =======      ========


   See accompanying notes to unaudited pro forma condensed combined financial statements.

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME
                  FOR THE YEARS ENDED MARCH 31, 1996 AND 1995

                        REFLECTING ELECTRONIC ARTS INC.

                       AFTER GIVING EFFECT TO THE MERGER
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                        YEARS ENDED MARCH 31,
                                                        ----------------------
                                                           1996        1995
                                                        ----------  ----------
Net revenues........................................... $  587,299  $  531,493
Cost of goods sold.....................................    291,491     277,543
                                                        ----------  ----------
  Gross profit.........................................    295,808     253,950
Operating expenses:
  Marketing and sales..................................     85,771      70,764
  General and administrative...........................     37,711      33,492
  Research and development.............................    110,275      79,910
                                                        ----------  ----------
    Total operating expenses...........................    233,757     184,166
                                                        ----------  ----------
    Operating income...................................     62,051      69,784
Interest and other income, net.........................      7,514      13,476
                                                        ----------  ----------
Income before provision for income taxes and minority
 interest..............................................     69,565      83,260
Provision for income taxes.............................     22,584      26,859
                                                        ----------  ----------
Income before minority interest........................     46,981      56,401
Minority interest in consolidated joint venture........       (304)      2,620
                                                        ----------  ----------
    Net income......................................... $   46,677      59,021
                                                        ==========  ==========
Net income per share................................... $     0.80  $     1.06
                                                        ==========  ==========
Number of shares used in computation...................     58,190      55,546
                                                        ==========  ==========



   See accompanying notes to unaudited pro forma condensed combined financial statements.

     NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE (A):

  The Electronic Arts and Maxis statements of income have been combined for each of the three years in the period ended March 31, 1997.

  This method of combining the two companies is for the presentation of Unaudited Pro Forma Condensed Combined financial statements only. The Unaudited Pro Forma Condensed Combined financial statements, including notes thereto, should be read in conjunction with the historical consolidated financial statements of Electronic Arts and Maxis and notes thereto included elsewhere in this Proxy Statement/Prospectus.

NOTE (B):

  The unaudited pro forma condensed combining statements of income for Electronic Arts and Maxis have been prepared as if the Merger was completed at the beginning of the periods presented. The unaudited pro forma combined net income per share is based on the combined weighted average number of common and common equivalent shares of Electronic Arts Common Stock and Maxis Common Stock for each period, based on the Exchange Ratio of 0.3644 of a share of Electronic Arts Common Stock for each share of Maxis Common Stock.

NOTE (C):

 1. Pro Forma Basis of Presentation

  These unaudited pro forma condensed combined financial statements reflect the issuance of 4,099,660 shares of Electronic Arts Common Stock in exchange for an aggregate of 11,250,438 shares of Maxis Common Stock (outstanding as of March 31, 1997) in connection with the Merger based on the Exchange Ratio of
0.3644 of a share of Electronic Arts Common Stock for every 1.0 share of Maxis Common Stock.

                                                                   NUMBER OF
                                                                   SHARES OF
                                     COMMON SHARES   EXCHANGE   ELECTRONIC ARTS
                                      OUTSTANDING     RATIO      COMMON STOCK
                                     ------------- ------------ ---------------
Maxis..............................   11,250,438
Electronic Arts....................                0.3644 : 1.0    4,099,660
Number of Shares of Electronic Arts
 Common Stock Outstanding at March
 31, 1997..........................                               54,163,398
                                                                  ----------
Total Number of Shares of
 Electronic Arts Common Stock
 Outstanding After Completion of
 the Merger........................                               58,263,058
                                                                  ----------

  The actual number of shares of Electronic Arts Common Stock to be issued will be determined at the Effective Time of the Merger based on the number of shares of Maxis Common Stock outstanding at such time.

 2. Transaction Costs and Merger-Related Expenses

  (a) Electronic Arts and Maxis estimate they will incur direct transaction costs of approximately $2.5 million associated with the Merger consisting of transaction fees for investment bankers, attorneys, accountants, financial printing and other related charges. At March 31, 1997, no transaction-related costs had been incurred. These nonrecurring transaction costs will be charged to operations during the quarter ending September 30, 1997.

  (b) In addition, it is expected that as a result of the Merger, the combined entity will incur merger-related expenses currently estimated to be $3.0 million. The Unaudited Pro Forma Condensed Combined Balance Sheet gives effect to estimated direct transaction costs and merger related expenses as if such costs and expenses had been incurred as of March 31, 1997. These costs and expenses are not reflected in the Unaudited Pro Forma

Condensed Combined Statements of Income. The merger-related expenses consist primarily of the following (i) the elimination of duplicate management information systems and equipment; (ii) incremental operations, consulting and other costs associated with anticipated internal and customer-related integration activities; (iii) customer and employee notifications and programs; and (iv) cancellation and continuation of certain contractual obligations.

NOTE (D):

  There have been no adjustments required to conform the accounting policies of the combined companies. Certain amounts for Maxis have been reclassified to conform with the financial statements classification followed by Electronic Arts.

                           ELECTRONIC ARTS BUSINESS

  This section contains forward-looking statements regarding future events or the future financial performance of Electronic Arts. Actual events and the actual future results of Electronic Arts may differ materially from those anticipated in or by any forward-looking statement due to certain risks and uncertainties including the risks described under "Risk Factors" and elsewhere in this Proxy Statement/Prospectus. See "Forward-Looking Statements."

OVERVIEW

  Electronic Arts' predecessor was incorporated in California in 1982. In September 1991, Electronic Arts was reincorporated under the laws of Delaware. Unless otherwise indicated, "Electronic Arts," when used in this "Electronic Arts Business" section, refers to Electronic Arts Inc., a Delaware corporation, its California predecessor and its wholly-owned and majority-owned subsidiaries. Electronic Arts' principal executive offices are located at 1450 Fashion Island Boulevard, San Mateo, California 94404. Its telephone number is (415) 571-7171.

  Electronic Arts creates, markets and distributes interactive entertainment software for a variety of hardware platforms. As of March 31, 1997, Electronic Arts marketed approximately 117 titles developed and/or published under one of its brand names, including older titles marketed as "Classics" or "Publisher's Choice." Electronic Arts also distributed approximately 51 additional titles developed by other software publishers ("Affiliated Labels") in North America and over 1,000 Affiliated Label titles in the rest of the world. As of March 31, 1997, Electronic Arts had developed 53 titles that had each generated life-to-date net revenues in excess of $10,000,000. Since its inception, Electronic Arts has developed products for 36 different computer hardware platforms, including the following: IBM PC-CD and compatibles, Amiga, 8-bit Nintendo Entertainment System (the "NES"), the Genesis, the SNES, Sega CD-ROM peripheral device, Macintosh CD, 3DO Interactive Multiplayer, the PlayStation, the Saturn and the N64. Electronic Arts' fiscal 1997 product releases were primarily for PC-CD and 32-bit video game platforms and to a lesser degree 16-bit and N64 cartridge products. As of March 31, 1997, Electronic Arts was developing products for 5 different hardware platforms.

  Electronic Arts' product development methods and organization are modeled on those used in the entertainment industry, and Electronic Arts markets its products with techniques borrowed from other entertainment companies such as record producers, magazine publishers and video distributors. Electronic Arts employees called "producers," who are each responsible for the development of one or more products, oversee product development and direct teams comprised of both Electronic Arts employees and outside contractors. Electronic Arts' designers regularly work with celebrities and organizations in sports, entertainment and other areas to develop products that provide gaming experiences that are as realistic and interactive as possible. Celebrities and organizations with whom Electronic Arts has had contracts include: FIFA, ROAD & TRACK, John Madden, Shaquille O'Neal, the National Basketball Association, the PGA TOUR, the Pebble Beach Company and the National Hockey League. Electronic Arts maintains development studios in California, Canada, United Kingdom, Texas, Japan, Washington and Maryland.

  Electronic Arts invests in the creation of state-of-the-art software tools and utilities that are then used in product development. These tools allow for more cost-effective product development and the ability to more efficiently convert products from one hardware platform to another. Electronic Arts has also made investments in new facilities and equipment to facilitate the creation and editing of digital forms of video and audio recordings and product development efforts for new hardware platforms.

  Additionally, Electronic Arts produces film, videotape and audio recordings to include in its products. Two of Electronic Arts' subsidiaries, Electronic Arts Productions Inc. (d/b/a Crocodile Productions) and Electronic Arts Productions Ltd., have signed agreements with SAG and AFTRA in the United States and with Equity in the UK, giving Electronic Arts access to a wide range of talent for use in Electronic Arts-produced film and video for inclusion in Electronic Arts' products. See "Risk Factors--Film and Videotape."

  Electronic Arts distributes its products and those of its Affiliated Labels primarily by direct sales to retail chains and outlets in the United States and Europe. In Japan and the South Asia Pacific region, Electronic Arts distributes products both directly to retailers and through third party distributors. Electronic Arts' products are available in over 52,000 retail locations worldwide. In fiscal 1997, approximately 46% of Electronic Arts' net revenues were generated by international operations, compared to 42% and 32% in fiscal 1996 and fiscal 1995, respectively.

INVESTMENTS AND JOINT VENTURES

 Investments

  Electronic Arts has made investments as part of its overall strategy and currently holds minority equity interests in several companies, including NovaLogic, Inc., Tiburon Entertainment, Firaxis Software, Inc., Stormfront Studios, Mpath Interactive, Accolade, Inc. and The 3DO Company. See "Risk Factors--Investment In Affiliates."

 Joint Ventures

  Electronic Arts has a majority interest in a joint venture corporation, Electronic Arts Victor Inc., for the development and distribution of entertainment software products in Japan as well as certain Asian countries. See Note 10 of the Electronic Arts Notes to Consolidated Financial Statements.

  Electronic Arts and Capital Cities/ABC, Inc. formed a joint venture company in December 1994, Creative Wonders, LLC (formerly ABC/EA Home Software, LLC), to develop and publish children's edutainment and interactive entertainment titles as well as reference products. Electronic Arts currently distributes Creative Wonders' products as one of Electronic Arts' Affiliated Labels. See
Note 10 of the Electronic Arts Notes to Consolidated Financial Statements.

MARKET

  Historically, no hardware platform or system has achieved long-term dominance in the interactive entertainment market. This phenomenon has resulted in Electronic Arts developing products at one time or another for 36 different hardware platforms. Today, the competition in the market for hardware platforms has intensified. In fiscal 1997, the hardware market completed the transition from 16-bit video game platforms to next generation Sony and Sega 32-bit systems and saw the introduction of the Nintendo 64-bit video game system. In addition, the installed base of multimedia-enabled home computers has continued to grow as prices have declined and the quality and choices of software have increased dramatically. Electronic Arts develops and publishes products for multiple platforms, and this diversification continues to be a cornerstone of Electronic Arts' strategy.

  Early generation computer systems for which interactive software products were published such as the Apple II and the Commodore 64 were 8-bit floppy-disk-based personal computers. Several years ago these systems were eclipsed by more powerful personal computer systems based on 16-bit microprocessors, such as the IBM PC and compatibles, the Commodore Amiga and the Apple Macintosh. Current computer systems utilize 32-bit microprocessor technology and typically run CD-ROM based products.

  Video game systems have likewise changed significantly over time. In 1986 and 1987, Nintendo and Sega Enterprises, Ltd. ("Sega"), respectively, introduced 8-bit video game systems that, compared to existing general-purpose computer systems available at the time, were low in price, easy to use and had more sophisticated audio-video capabilities. In late 1989, Sega began shipping its Genesis system, a more powerful 16-bit video game system. In August 1991, Nintendo introduced its 16-bit SNES video game system. In late 1992, Sega introduced the Sega CD-ROM drive as an add-on peripheral to its Genesis system.

  The interactive software industry has recently undergone another significant change due in part to the introduction of new hardware platforms, as well as remote and electronic delivery systems. The new generation of systems are based on 32-bit and 64-bit microprocessors that incorporate dedicated graphics chipsets. Many of these systems utilize CD-ROM drives. Electronic Arts began development of 32-bit software products over five years ago by creating the original software development system for the first of these advanced products, the 3DO Interactive Multiplayer ("3DO"), which was introduced in calendar year 1993. Sega and Sony each began distribution of their next generation hardware systems (named the "Saturn" and "PlayStation," respectively) in Japan during the quarter ended December 1994. Sega began limited shipment of the Saturn in North America in May 1995 and Sony began shipping the PlayStation in North America in September 1995.

  In June 1996, Nintendo shipped the N64 in Japan and subsequently introduced the system in North America in September 1996. The N64 is a cartridge-based video game platform which uses a 64-bit microprocessor. Additionally, Matsushita is developing a next generation hardware system based on the 64-bit M2 technology licensed from The 3DO Company.

  New entrants in the interactive entertainment and multimedia industries, such as cable television, telephone and diversified media and entertainment companies, and a proliferation of new technologies, such as on-line networks and the Internet may increase the competition in the markets in which Electronic Arts competes. Electronic Arts' new product releases in its 1998 fiscal year will be primarily for the IBM PC-CD and compatibles and 32-bit video game platforms, including the Sony PlayStation and the Sega Saturn. Electronic Arts is also scheduled to release one N64 product and two on-line network gaming products during fiscal 1998. See "Risk Factors--The Industry and Competition."

  The early investment in products for the 32-bit market, including both PC-CD and CD-video game platforms, has been strategically important in positioning Electronic Arts for the current generation of 32-bit machines. Electronic Arts believes that such investment continues to be important and will continue aggressive development activities for 32-bit and 64-bit platforms. Although the PlayStation has achieved significant market acceptance in all geographical territories, there can be no assurance that its growth will continue at the present rates, particularly with the introduction of N64 by Nintendo. The introduction and market acceptance of the N64, particularly in North America, may adversely impact the growth rate of the 32-bit CD-video game platforms. While Electronic Arts has a broad range of products available, Electronic Arts will not ship products for the N64 in any significant quantities until calendar year 1998. In addition, Electronic Arts' revenues and earnings are dependent on its ability to meet its product release schedule and its failure to meet those schedules could result in revenues and earnings which fall short of analysts' expectations for the fiscal year, and in particular the first quarter of fiscal 1998. See "Risk Factors--Development" and "--Platform Changes."

COMPETITION

  See "Risk Factors--The Industry and Competition."

RELATIONSHIPS WITH SIGNIFICANT HARDWARE PLATFORM COMPANIES

 Sony

  In fiscal 1997, approximately 30% of Electronic Arts' net revenues were derived from sales of software for the PlayStation compared to 9% in fiscal 1996. PlayStation products were first released during the second quarter of fiscal 1996. During fiscal 1997, Electronic Arts released fourteen PlayStation games compared to thirteen in fiscal 1996. Among these releases were Madden Football '97, Soviet Strike, NBA Live '97, FIFA Soccer '97 and NHL '97. The volume of sales of PlayStation products significantly increased in fiscal 1997 due to the increase in the installed base of PlayStation consoles worldwide and the quality and timely release of Electronic Arts' key franchise titles. Although revenues from the sales of PlayStation products in fiscal 1998 are expected to continue to grow, Electronic Arts does not expect to maintain these growth rates. See "Risk Factors--Development."

  Under the terms of a licensing agreement entered into with Sony Computer Entertainment of America in July 1994 (the "Sony Agreement"), as amended, Electronic Arts is authorized to develop and distribute CD-based software products compatible with the PlayStation. Pursuant to the Sony Agreement, Electronic Arts engages Sony to supply its PlayStation CDs for distribution by Electronic Arts. Accordingly, Electronic Arts has limited ability to control its supply of PlayStation CD products or the timing of their delivery. See "Risk Factors--Hardware Companies."

  In connection with Electronic Arts' purchases of Sony products to be distributed in Japan, Sony of Japan requires cash deposits totaling one-third of the purchase orders. At March 31, 1997, Electronic Arts Victor ("EAV") had no outstanding deposits to Sony. EAV utilizes a line of credit to fund these deposits and other operating needs. At March 31, 1997, EAV had an outstanding balance on this line of approximately $4,024,000.

 Nintendo

  During the fourth quarter of fiscal 1997, Electronic Arts released one product for the N64, FIFA Soccer 64. In fiscal 1997, approximately 3% of Electronic Arts' net revenues were derived from the sale of N64 products. In March 1997, Electronic Arts signed a licensing agreement with Nintendo (the "N64 Agreement") to develop, publish and market certain sports products for the N64. Due to the development time necessary for these products, Electronic Arts does not anticipate shipping products for the N64 in any significant quantities until calendar year 1998.

  Under the terms of the N64 Agreement, Electronic Arts engages Nintendo to manufacture its N64 cartridges for distribution by Electronic Arts. Accordingly, Electronic Arts has limited ability to control its supply of N64 cartridges or the timing of their delivery. A shortage of microchips or other factors outside the control of Electronic Arts could impair Electronic Arts' ability to obtain an adequate supply of cartridges.

  In fiscal 1997, approximately 4% of Electronic Arts' net revenues were derived from sales of software for the SNES platform compared to 12% in fiscal 1996. The volume of sales of SNES products declined in fiscal 1997 as the market made the transition from 16-bit cartridge based video game platforms to next generation 32-bit systems. Electronic Arts released three SNES games in fiscal 1997 compared to five games in fiscal 1996. These releases were Madden Football '97, NBA Live '97 and FIFA Soccer '97. Electronic Arts does not expect to release any new SNES titles in fiscal 1998.

  Under the terms of its licensing agreement with Nintendo for SNES products, Electronic Arts is authorized to develop, publish and market cartridge products for the SNES. SNES cartridges distributed in North America and Europe are manufactured by Electronic Arts in Puerto Rico. Electronic Arts is required to purchase from Nintendo certain key components for production of these cartridges. A shortage of these components or other factors outside the control of Electronic Arts could impair Electronic Arts' ability to manufacture an adequate supply of cartridges. Electronic Arts' SNES cartridges distributed in the rest of the world are manufactured by Nintendo.

  In connection with Electronic Arts' purchases of N64 and SNES cartridges for distribution in North America, Nintendo requires Electronic Arts to provide irrevocable letters of credit prior to Nintendo's acceptance of purchase orders from Electronic Arts for purchases of these cartridges. For purchases of N64 cartridges for distribution in Japan and Europe, and for SNES cartridges distributed outside of North America and Europe, Nintendo requires Electronic Arts to make cash deposits. Furthermore, Nintendo maintains a policy of not accepting returns of either N64 or SNES cartridges. Because of these and other factors, the carrying of an inventory of cartridges entails significant capital and risk. See "Risk Factors--Hardware Companies."

 Sega

  In the fiscal year ended March 31, 1997, approximately 10% of Electronic Arts' net revenue came from sales of Sega Genesis products compared to 26% in fiscal 1996. During fiscal 1997, Electronic Arts released six

Genesis games compared to ten in fiscal 1996. The volume of sales of Sega Genesis products declined significantly in fiscal 1997 as the market made the transition from 16-bit cartridge based video game platforms to next generation 32-bit systems. Electronic Arts currently has planned only limited releases of Sega Genesis products in fiscal 1998 and, accordingly, the volume of Genesis sales is expected to continue to significantly decline in fiscal 1998.

  Under the terms of a licensing agreement entered into with Sega in July 1992, as amended (the "16-bit Sega Agreement"), Electronic Arts is authorized to develop and manufacture ROM-cartridge software products compatible with the Sega Genesis system through December 1997 and to distribute those cartridges through June 1998. Genesis cartridges are manufactured by Electronic Arts in Puerto Rico under the 16-bit Sega Agreement. A shortage of components, or other factors outside the control of Electronic Arts could impair Electronic Arts' ability to obtain an adequate supply of cartridges.

  In the fiscal year ended March 31, 1997, approximately 6% of Electronic Arts' net revenue came from sales of Saturn products compared to 2% in fiscal 1996. During fiscal 1997, Electronic Arts released twelve Saturn products compared with four in fiscal 1996. Among these releases were Madden Football '97, Need for Speed and NHL '97. During the third quarter of fiscal 1996, Electronic Arts had its initial release of products for the Saturn.

  Under the terms of a licensing agreement entered into with Sega in January 1995 (the "Sega Saturn Agreement"), Electronic Arts is authorized to develop and distribute CD-based software products compatible with the Sega Saturn. Pursuant to the Sega Saturn Agreement, Electronic Arts engages various third party manufacturers approved by Sega to supply its Saturn CDs for distribution. Accordingly, Electronic Arts has limited ability to control its supply of Saturn CD products or the timing of their delivery.

PRODUCTS AND PRODUCT DEVELOPMENT

  In fiscal 1997, Electronic Arts generated approximately three quarters of its revenues from products released during the year. See "Risk Factors-- Products." As of March 31, 1997, Electronic Arts was actively marketing approximately 117 titles, comprising approximately 264 stock keeping units ("sku's"), that were published by Electronic Arts' development divisions and subsidiaries ("EA Studios"). During fiscal 1997, Electronic Arts introduced over 31 EA Studios titles, representing over 63 sku's, compared to 22 EA Studio titles, comprising over 64 sku's, in fiscal 1996. From the inception of Electronic Arts through March 31, 1997, the EA Studios organization had created and published 53 titles that have each generated more than $10,000,000 in life-to-date net revenues for Electronic Arts.

  The products published by EA Studios are designed and created by its in-house designers and artists and by independent software developers ("independent artists"). Electronic Arts typically pays the independent artists royalties based on the sales of the specific products, as defined in the related independent artist agreements.

  For fiscal 1997, one title, Madden Football '97, published on five platforms, represented 11% of the total 1997 net revenues. For fiscal 1996, Electronic Arts had one title, FIFA Soccer '96, published on six platforms, which represented 11% of the total 1996 net revenues. No one title accounted for more than 10% of Electronic Arts' net revenues for fiscal 1995.

  Electronic Arts publishes products in a number of categories such as sports, action and interactive movies, strategy, simulations, role playing and adventure, each of which is becoming increasingly competitive. Electronic Arts' sports-related products, marketed under the EA Sports brand name, accounted for a significant percentage of net revenues in fiscal years 1997 and 1996. There can be no assurance that Electronic Arts will be able to maintain its market share in the sports category. See "Risk Factors--The Industry and Competition."

  The front line retail selling prices in North America of Electronic Arts' products, excluding older titles (marketed as "Classics" and "Publisher's Choice"), typically range from $40.00 to $70.00. "Classics" and "Publisher's Choice" titles have retail selling prices that range from $10.00 to $15.00. The retail selling prices of Electronic Arts titles outside of North America vary based on local market conditions.

  Electronic Arts currently develops or publishes products for 5 different hardware platforms and has from time to time developed and marketed products on 36 different and incompatible platforms in the past. In fiscal 1997, Electronic Arts product introductions were predominantly for PC-CD, 32-bit video game platforms and to a lesser degree 16-bit video game systems. Electronic Arts' planned product introductions for fiscal 1998 are predominantly for PC-CD and 32-bit video game systems. Electronic Arts will also release a limited number of products for the N64 and for on-line network play in fiscal 1998. See "Risk Factors--Development" and "Platform Changes."

  As compact discs have emerged as the preferred medium for interactive entertainment, education, and information software, Electronic Arts continued its investment in the development of CD-ROM tools and technologies in fiscal 1997 and currently has more than 37 products in development for new CD-ROM platforms, including the IBM PC and compatibles, the PlayStation and the Saturn. Most of these products will be convertible for use on multiple advanced hardware systems. During the fiscal years 1997, 1996 and 1995, Electronic Arts had research and development expenditures of $118.1 million, $99.6 million, and $73.9 million, respectively. See "Risk Factors-- Development."

  Additionally, Electronic Arts produces film and videotape to include in certain products pursuant to agreements between certain of Electronic Arts' subsidiaries with SAG, AFTRA and Equity. With extensive use of video in some of Electronic Arts' products, particularly its products in the interactive movie category, there can be no assurance that the significantly higher sales levels required to make these products profitable will be achieved. During fiscal 1997, Electronic Arts released one product with significant video content and expects to release one product with significant video content in fiscal 1998. In addition, Electronic Arts' agreements with SAG and AFTRA expire in June 1997 and there can be no assurances that Electronic Arts will be able to renegotiate favorable terms. See "Risk Factors--Film and Videotape."

MARKETING AND DISTRIBUTION

  Electronic Arts distributes both EA Studio products and products developed and published by other software publishers known as "Affiliated Labels."

  In most cases, Affiliated Label products are delivered to Electronic Arts as completed products. As of March 31, 1997, Electronic Arts distributed 51 Affiliated Label titles in North America and over 1,000 Affiliated Label titles in the rest of the world. No single Affiliated Label has accounted for more than 10% of Electronic Arts' net revenue in any of the last three fiscal years.

  During fiscal 1997, Electronic Arts entered into a one year agreement with Twentieth Century Fox Home Entertainment outside of North America and multi-year agreements with Accolade, Inc. and DreamWorks Interactive in North America for distribution of their products. Additionally, a significant affiliate was acquired and discontinued distribution through Electronic Arts in the second quarter of fiscal 1997.

  Electronic Arts generated approximately 87% of its North American net revenues from direct sales through a field sales organization of professionals and a group of telephone sales representatives. The remaining 13% of its North American sales were made through a limited number of specialized and regional distributors and rack jobbers in markets where Electronic Arts believes direct sales would not be economical. Electronic Arts had no customers accounting for more than 10% of total net revenues for the years ended March 31, 1997, 1996 and 1995.

  As discussed in "--Market" above, the video game business has become increasingly "hits" driven, requiring significantly greater expenditures for advertising, particularly for television advertising. There can be no assurance that Electronic Arts will continue to produce "hit" products or that advertising expenditures will increase sales sufficiently to recoup the advertising expenditures.

  Electronic Arts has stock-balancing programs for its PC products that, under certain circumstances and up to a specified amount, allow for the exchange of PC products by resellers. Electronic Arts also typically provides for price protection for its PC and video game system products that, under certain conditions, allows the reseller a price reduction from Electronic Arts for unsold products. Electronic Arts maintains a policy of exchanging products or giving credits, but does not give cash refunds. Moreover, the risk of product returns may increase as new hardware platforms become more popular or market factors force Electronic Arts to make changes in its distribution system. Electronic Arts monitors and manages the volume of its sales to retailers and distributors and their inventories as substantial overstocking in the distribution channel can result in high returns or the requirement for substantial price protection in subsequent periods. Electronic Arts believes that it provides adequate reserves for returns and price protection which are based on estimated future returns of products, taking into account promotional activities, the timing of new product introductions, distributor and retailer inventories of Electronic Arts' products and other factors, and that its current reserves will be sufficient to meet return and price protection requirements for current in-channel inventory. However, there can be no assurance that actual returns or price protection will not exceed Electronic Arts' reserves. See "Risk Factors--Revenues and Expenses."

  Electronic Arts also has a fulfillment group that sells product directly to consumers through a toll-free number listed in advertising by Electronic Arts and its Affiliated Labels. This group is also responsible for targeted direct mail marketing and sells product upgrades, backups and accessories to registered customers.

  The distribution channels through which consumer software products are sold have been characterized by change, including consolidations and financial difficulties of certain distributors and retailers and the emergence of new retailers such as general mass merchandisers. The development of remote and electronic delivery systems will create further changes. The bankruptcy or other business difficulties of a distributor or retailer could render Electronic Arts' accounts receivable from such entity uncollectible, which could have an adverse effect on the operating results and financial condition of Electronic Arts. In the quarter ended September 1996, Electronic Arts recorded $2,300,000 in bad debt expenses related to potentially uncollectible receivables from a customer who filed for bankruptcy. In addition, an increasing number of companies are competing for access to these channels. Electronic Arts' arrangements with its distributors and retailers may be terminated by either party at any time without cause. Distributors and retailers often carry products that compete with those of Electronic Arts. Retailers of Electronic Arts' products typically have a limited amount of shelf space and promotional resources for which there is intense competition. There can be no assurance that distributors and retailers will continue to purchase Electronic Arts' products or provide Electronic Arts' products with adequate levels of shelf space and promotional support.

INTERNATIONAL OPERATIONS

  Electronic Arts has wholly owned subsidiaries in the United Kingdom, France, Spain, Germany, Australia, Canada, South Africa, Singapore, Sweden and Puerto Rico as well as a majority owned subsidiary in Japan. The amounts of net revenues, operating profit and identifiable assets attributable to each of Electronic Arts' geographic regions for each of the last three fiscal years are set forth in Note 15 of the Electronic Arts Notes to the Consolidated Financial Statements. International net revenues increased by 28% to $289,239,000, or 46% of consolidated 1997 net revenues, compared to $225,658,000, or 42% of the 1996 total. The increase in international revenues was due to higher worldwide sales of 32-bit CD-video game products and increased sales of PC-CD and Affiliated Label products in Europe and South Asia Pacific. This was partially offset by a decrease in 16-bit video game cartridge products. In fiscal 1997, Electronic Arts continued its strategy to expand into emerging world markets by opening offices in Malaysia, Beijing, Shanghai, Taiwan and Holland as well as expanding its European distribution.

  In fiscal 1997, net revenues from Europe increased by 42% to $223,930,000 compared to $157,999,000 in fiscal 1996. The increase in Europe was mainly attributable to the expansion of distribution in the United Kingdom as well as higher revenues generated by Kingsoft GmbH, EA France and the full year of operations of EA Nordic and EA South Africa. The increase was due mainly to an increase in net revenues derived from higher volume of PlayStation and PC-CD products and Affiliated Label products offset by a decrease in 16-bit products. The increase in European Affiliated Label revenues was, in part, due to a new distribution agreement with Twentieth Century Fox Home Entertainment.

  In fiscal 1997, Japan net revenues decreased by 19% to $37,237,000 compared to $45,865,000 in fiscal 1996. The decrease in sales in Japan is attributable to the soft demand for PC products and the delay in the introduction of products relevant to the Japanese market. The decrease was partially offset by increased sales of 32-bit products and a title for the N64. In fiscal 1997, net revenues from South Asia Pacific increased by 29% to $28,072,000 compared to $21,794,000 in fiscal 1996. The increase in net revenues was due mainly to sales in new markets, including China, Taiwan and New Zealand.

  Though international revenues are expected to grow in fiscal 1998, international revenues may not grow at as high a rate as in prior years.

MANUFACTURING

  Electronic Arts' Genesis and SNES cartridge products are manufactured by Electronic Arts in Puerto Rico under the terms of a manufacturing license agreement with Sega and Nintendo, respectively. A portion of Electronic Arts' personal computer CD-ROM products are also manufactured in Puerto Rico. The assembly of the final packaged product is performed by outside organizations under the supervision of Electronic Arts' operations organization. The manufacturing process for all software involves the duplication of software code onto ROM chips, or CD, printing of packaging and documentation, and assembly of the final packaged product. Quality control tests are performed on all products by Electronic Arts employees, and the products are then warehoused and shipped to customers by Electronic Arts.

  In many instances, Electronic Arts is able to acquire materials on a volume-discount basis. Electronic Arts has multiple potential sources of supply for most materials. Except with respect to its PlayStation and N64 products, Electronic Arts also has alternate sources for the manufacture and assembly of most of its products. To date, Electronic Arts has not experienced any material difficulties or delays in production of its software and related documentation and packaging. However, a shortage of components or other factors beyond the control of Electronic Arts could impair Electronic Arts' ability to manufacture, or have manufactured, its products. See "Risk Factors--Hardware Companies."

BACKLOG

  Electronic Arts normally ships product within a few days after receipt of an order. However, a backlog may occur for EA Studios and Affiliated Label products that have been announced for release but not yet shipped. Electronic Arts does not consider backlog to be an indicator of future performance.

SEASONALITY

  Electronic Arts' business is highly seasonal. Electronic Arts typically experiences its highest revenues and profits in the calendar year-end holiday season and a seasonal low in revenues and profits in the quarter ending in June. In its 1998 fiscal year, and particularly in the June and September quarters, Electronic Arts expects these seasonal trends to be magnified by general economic and industry factors.

EMPLOYEES

  As of March 31, 1997, Electronic Arts employed approximately 1,700 people, of whom over 900 were outside the United States. Electronic Arts believes that its ability to attract and retain qualified employees is an important factor in its growth and development and that its future success will depend, in large measure, on its ability to continue to attract and retain qualified employees. To date, Electronic Arts has been successful in recruiting and retaining sufficient numbers of qualified personnel to conduct its business successfully. See "Risk Factors--Employees."

PROPERTIES

  Electronic Arts' principal administrative, sales and marketing, research and development, and support facility is located in four modern buildings in San Mateo, California, 15 miles south of San Francisco. Electronic Arts presently occupies approximately 196,000 sq. ft. in these buildings, under leases that expire at various times between August 1998 and April 1999.

  In addition, Electronic Arts leases and occupies a 54,000 sq. ft. facility used as an office and warehouse in Hayward, California, and a 84,000 sq. ft. warehouse facility in Louisville, Kentucky. Electronic Arts also occupies sales offices in the metropolitan areas of Toronto, Chicago, Dallas and New York. Electronic Arts also has a manufacturing facility in San Juan, Puerto Rico.

  Electronic Arts' North American research and development activities are supported by a 86,000 sq. ft. development facility in Burnaby, British Columbia, Canada and a 29,000 sq. ft. facility in Seattle, Washington. Electronic Arts also owns a 180,000 sq. ft. development facility in Austin, Texas and leases a 5,000 sq. ft. development facility in Baltimore, Maryland.

  Electronic Arts' United Kingdom subsidiary occupies administrative, sales, and distribution facilities in Langley, England, under a long-term lease for a total of 66,000 sq. ft. and a 22,000 sq. ft. development facility in Surrey, England. In Europe, Electronic Arts also leases two administrative, sales and distribution facilities in Germany, as well as sales and distribution facilities in Madrid, Spain, Lyon, France, Stockholm, Sweden and Johannesberg, South Africa.

  In Asia and the South Pacific, Electronic Arts maintains a 5,500 sq. ft. sales and distribution facility in Brisbane, Australia. Electronic Arts also has sales and distribution facilities in Singapore, Malaysia, Taiwan and New Zealand, and representative offices in Beijing and Shanghai, China. Electronic Arts also maintains a 27,000 sq. ft. sales and development office in Tokyo, Japan. See Notes 3 and 8 to Electronic Arts Notes to Consolidated Financial Statements.

  In February 1995, Electronic Arts entered into a master operating lease for land and buildings to be constructed in Redwood City, California. The facility in San Mateo, California is to be used as a corporate headquarters for Electronic Arts. The above mentioned rental space Electronic Arts currently occupies is expected to be vacated upon the completion of the new corporate headquarters. The square footage of the new facilities is expected to be approximately 375,000. Electronic Arts expects completion of these facilities in fiscal 1999.

  Electronic Arts believes that these facilities are adequate for its current needs. Electronic Arts believes that suitable additional or substitute space will be available as needed to accommodate Electronic Arts' future needs.

LEGAL PROCEEDINGS

  Electronic Arts is subject to a number of routine pending litigation matters. Management, after review and consultation with counsel, considers that any liability from the disposition of such matters would not have a material adverse effect upon the financial condition or results of operations of Electronic Arts.

              ELECTRONIC ARTS SELECTED SUPPLEMENTAL FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                             YEAR ENDED MARCH 31,
                                 ----------------------------------------------
                                   1997     1996      1995     1994      1993
                                 -------- --------  -------- --------  --------
CONSOLIDATED STATEMENT OF IN-
 COME DATA:
Net revenues...................  $624,766 $531,887  $493,346 $418,289  $298,386
Cost of goods sold.............   312,044  273,594   263,357  224,606   160,578
                                 -------- --------  -------- --------  --------
Gross profit...................   312,722  258,293   229,989  193,683   137,808
Operating expenses:
 Marketing and sales...........    85,555   72,928    61,951   46,847    38,465
 General and administrative....    41,742   32,207    29,308   23,767    20,713
 Research and development......   118,103   99,627    73,902   62,570    37,451
                                 -------- --------  -------- --------  --------
Total operating expenses.......   245,400  204,762   165,161  133,184    96,629
Operating income...............    67,322   53,531    64,828   60,499    41,179
Interest and other income,
 net...........................    11,639    6,021    13,250    3,782     2,537
                                 -------- --------  -------- --------  --------
Income before provision for in-
 come taxes and minority inter-
 est...........................    78,961   59,552    78,078   64,281    43,716
Provision for income taxes.....    27,241   18,759    24,980   19,450    13,421
                                 -------- --------  -------- --------  --------
Income before minority inter-
 est...........................    51,720   40,793    53,098   44,831    30,295
Minority interest in consoli-
 dated joint venture...........     1,282     (304)    2,620      (94)      563
                                 -------- --------  -------- --------  --------
Net income.....................  $ 53,002 $ 40,489  $ 55,718 $ 44,737  $ 30,858
                                 ======== ========  ======== ========  ========
Net income per share...........  $   0.96 $   0.75  $   1.07 $   0.86  $   0.62
                                 ======== ========  ======== ========  ========
Number of shares used in compu-
 tation........................    55,483   54,163    52,297   52,286    49,992
                                 ======== ========  ======== ========  ========
                                                  MARCH 31,
                                 ----------------------------------------------
                                   1997     1996      1995     1994      1993
                                 -------- --------  -------- --------  --------
CONSOLIDATED BALANCE SHEET DA-
 TA:
Cash and short-term invest-
 ments.........................  $230,096 $147,983  $174,121 $130,318  $ 98,029
Marketable securities..........     5,548   37,869    10,725   11,931       --
Working capital................   241,613  199,713   168,742  135,741    85,094
Long-term investments..........    24,200   24,200    14,200      --        --
Total assets...................   516,703  424,219   341,239  273,651   181,257
Total liabilities..............   127,430  100,625   103,018   97,988    67,687
Minority interest..............        28    1,277     1,148    3,485     2,999
Total stockholders' equity.....   389,245  322,317   237,073  172,178   110,571

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                             QUARTER ENDED
                                   -----------------------------------   YEAR
                                   JUNE 30  SEPT. 30 DEC. 31  MARCH 31  ENDED
                                   -------  -------- -------- -------- --------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
FISCAL 1997
Net revenues...................... $80,627  $129,267 $271,081 $143,791 $624,766
Operating income (loss)...........  (6,300)    5,160   55,783   12,679   67,322
Net income........................      35     5,884   36,678   10,405   53,002
Net income per share.............. $  0.00  $   0.11 $   0.66 $   0.19 $   0.96
FISCAL 1996
Net revenues...................... $80,523  $ 94,035 $240,075 $117,254 $531,887
Operating income (loss)...........     (32)    2,795   41,069    9,699   53,531
Net income........................     800     2,993   29,266    7,430   40,489
Net income per share.............. $  0.02  $   0.06 $   0.54 $   0.14 $   0.75
FISCAL 1995
Net revenues...................... $77,951  $ 88,845 $218,452 $108,098 $493,346
Operating income..................   7,748     6,529   34,306   16,245   64,828
Net income........................  11,933     6,710   24,518   12,557   55,718
Net income per share.............. $  0.23  $   0.13 $   0.47 $   0.24 $   1.07

             ELECTRONIC ARTS MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  This section contains forward-looking statements regarding future events or the future financial performance of Electronic Arts. Actual events and the actual future results of Electronic Arts may differ materially from those anticipated in or by any forward-looking statements due to certain risks and uncertainties, including the risks described under "Risk Factors" and elsewhere in this Proxy Statement/Prospectus. See "Forward-Looking Statements." Readers are cautioned not to place undue reliance on forward-looking statements contained herein, which reflect the analysis of the management of Electronic Arts only as of the date hereof.

RESULTS OF OPERATIONS

 Comparison of Fiscal 1997 to 1996

                                                  1997         1996     % CHANGE
                                              ------------ ------------ --------
       Net revenues.......................... $624,766,000 $531,887,000   17.5

  Electronic Arts derives revenues from shipments of EA Studio Compact Disk ("CD") products for dedicated entertainment systems ("CD-video game"), EA Studio PC-CD products (primarily entertainment software), EA Studio cartridge products, licensing of EA Studio products, distribution of EA Studio products through hardware companies ("OEMs") and shipments of Affiliated Label CD products that are created by third parties.

  Total net revenues increased compared to the prior year due to an increase in net revenues derived from a higher volume of CD-based products (CD-video games and PC-CD), Affiliated Label products and a 64-bit video game cartridge product. This was partially offset by a decrease in sales of 16-bit video game cartridges.

  Net revenues from 32-bit CD-video game products, including the PlayStation and Saturn were $223,693,000 in fiscal 1997, representing 36% of the total net revenues compared to $76,523,000, or 14% of total net revenues in fiscal 1996. The increase in sales of PlayStation and Saturn products was attributable to the greater installed base of these 32-bit CD-video game consoles and more titles published for these consoles by Electronic Arts.

  Sales of PlayStation products in fiscal 1997 increased to $185,349,000, or 30% of total revenue, compared to $50,491,000, or 9% of total revenue in fiscal 1996. Electronic Arts released 14 new PlayStation titles in fiscal 1997 compared to 13 in fiscal 1996.

  Net revenues derived from the sales of other 32-bit products were $38,344,000 primarily from Saturn products in fiscal 1997 compared to $26,032,000, including 3DO and Saturn products, in fiscal 1996. Electronic Arts released 12 new Saturn titles in fiscal 1997 compared to eight 3DO titles and four Saturn titles in fiscal 1996. Electronic Arts produced no new games for 3DO in fiscal 1997 and does not expect to release any new titles in fiscal 1998.

  Electronic Arts expects revenues from 32-bit CD-video game products to continue to grow in fiscal 1998, but as revenues for these products increase, Electronic Arts does not expect to maintain these growth rates.

  Net revenues from PC-CD products increased to $178,310,000 in fiscal 1997, representing 29% of total net revenues, from $140,594,000, or 26% of total net revenues in fiscal 1996. Electronic Arts released 25 PC-CD titles and two supplemental data disks in fiscal 1997 compared to 22 titles in fiscal 1996. The increase in sales of PC-CD products was attributable to the growth in the PC market worldwide, growth in the sports category, the expansion of Electronic Arts' direct distribution worldwide and more PC-CD titles published by Electronic Arts.

  Net revenues generated by 16-bit video game cartridge-based products were $89,160,000, or 14% of total revenues in fiscal 1997, compared to $202,599,000, or 38% of net revenues in fiscal 1996. New generation 32-bit and 64-bit video game consoles are replacing 16-bit video game systems. Accordingly, sales of 16-bit video game hardware and related software have significantly declined and are expected to continue to do so in fiscal 1998. During fiscal 1997, Electronic Arts released fewer titles for these platforms and does not expect to release any new titles in fiscal 1998.

  Sales of EA Studio Genesis cartridge products in fiscal 1997 declined to $62,005,000, or 10% of total revenue, compared to $138,643,000, or 26% of total revenue in fiscal 1996. Electronic Arts released six new Genesis titles in fiscal 1997 compared to 10 in fiscal 1996.

  Net revenues derived from cartridge products for the Super Nintendo Entertainment System ("Super NES") were $27,155,000, or 4% of total revenue, in fiscal 1997 compared to $63,956,000, or 12% of total revenue in fiscal 1996. Electronic Arts released three new titles for the Super NES in fiscal 1997 compared to five in fiscal 1996.

  Licensing of EA Studio products generated $22,095,000 in fiscal 1997, compared to $27,018,000 in fiscal 1996. The decrease primarily resulted from lower volume of distribution of Electronic Arts' products through OEMs in North America and Japan.

  Net revenues derived from N64 cartridge products were $17,804,000. Electronic Arts released its first N64 title during the fourth quarter of fiscal 1997.

  Net revenues from shipments of Affiliated Label products in fiscal 1997 increased to $93,298,000 from $76,302,000 in fiscal 1996. The increase was due to higher sales of Affiliated Label products in Europe and South Asia Pacific related to an exclusive international distribution agreement with Twentieth Century Fox Home Entertainment and other affiliates. This was partially offset by a decrease in Affiliated Label net revenues in North America and Japan. The decrease in North America was attributable to lower volume of revenue from two exclusive distribution arrangements for certain PC entertainment and 3DO products to key accounts on behalf of other third party publishers which began in fiscal 1996 and the loss of a significant affiliate at the end of the second quarter of fiscal 1997. The decrease in Japan was due to lower volume of sales from existing affiliates.

  Electronic Arts' revenues from floppy disk products, hand-held cartridge products and products from the Sega 32X platform decreased to $406,000 in fiscal 1997 from $8,851,000 in fiscal 1996. Results reflect the now completed market shift away from these products to CD-based products. Electronic Arts produced no new games for these platforms in fiscal 1997 and does not expect to release any new titles in fiscal 1998.

  North American net revenues increased by 10% to $335,527,000 in fiscal 1997 as compared to $306,229,000 in fiscal 1996. The increase was mainly attributable to strong growth in 32-bit CD-video game and PC-CD systems partially offset by the decline in 16-bit sales. Net revenues from sales of CD-video game and PC-CD products increased $113,070,000 while sales of 16-bit cartridge products decreased $82,493,000 in comparison to the prior year.

  International net revenues increased by 28% to $289,239,000, or 46% of consolidated 1997 net revenues, compared to $225,658,000, or 42% of the 1996 total. The increase in international revenues was due to higher worldwide sales of 32-bit CD-video game products and increased sales of PC-CD and Affiliated Label products in Europe and South Asia Pacific. This was partially offset by a decrease in 16-bit video game cartridge products.

                                      1997          1996      % CHANGE
                                  ------------  ------------  --------
       Cost of goods sold........ $312,044,000  $273,594,000    14.1
         As a percentage of net
          revenues...............         49.9%         51.4%

  Cost of goods sold as a percentage of revenues in fiscal 1997 reflects lower product costs associated with CD-based products offset by higher professional, celebrity and manufacturing royalties, higher distribution and manufacturing expenses for the operations in Europe and North America and growth in the lower margin distribution business.

                                                1997         1996      % CHANGE
                OPERATING EXPENSES          ------------  -----------  --------
       Marketing and sales................. $ 85,555,000  $72,928,000    17.3
         As a percentage of net revenues...         13.7%        13.7%
       General and administrative.......... $ 41,742,000  $32,207,000    29.6
         As a percentage of net revenues...          6.7%         6.1%
       Research and development............ $118,103,000  $99,627,000    18.5
         As a percentage of net revenues...         18.9%        18.7%

  The increase in marketing and sales expense was due to higher television advertising expenses and higher co-op advertising expenses associated with higher revenues. Additionally, marketing and sales expenses, along with general and administrative expenses, increased due to additional headcount and higher facility expenses related to the opening of new sales offices in international markets. Increases in general and administrative expenses were also due to implementation related costs for new management information systems in North America and Europe. The increase in research and development expenses was primarily due to higher average development costs for CD-based products than for cartridge products and higher depreciation expense. Electronic Arts released a total of 63 new products in fiscal 1997 compared to 64 in fiscal 1996. Total CD-based new products released for fiscal 1997 were 53 compared to 47 in fiscal 1996.

                                                1997         1996      % CHANGE
                                            ------------  -----------  --------
       Operating income.................... $ 67,322,000  $53,531,000    25.8
         As a percentage of net revenues...         10.8%        10.1%

  The increase in operating income was primarily due to higher net revenues and increased gross profit margins, partially offset by higher operating expenses.

                                                1997         1996      % CHANGE
                                            ------------  -----------  --------
       Interest and other income, net...... $ 11,639,000  $ 6,021,000    93.3
         As a percentage of net revenues...          1.9%         1.1%

  The increase in other income was due to gains on sales of marketable securities and higher interest income related to higher average cash balances. The fiscal 1996 balance also included write-offs of certain investments in affiliates.

                                                1997         1996      % CHANGE
                                            ------------  -----------  --------
       Income taxes........................ $ 27,241,000  $18,759,000    45.2
         Effective tax rate................         34.5%        31.5%

  The effective tax rate for fiscal 1997 increased over the prior year primarily as a result of reported losses in Japan for which no tax benefit could be currently realized.

                                              1997          1996      % CHANGE
                                          ------------  ------------  --------
       Minority interest in consolidated
        joint venture...................  $  1,282,000  $   (304,000)    N/M
         As a percentage of net
          revenues......................           0.2%        (0.1%)

  EAV is sixty-five percent owned by Electronic Arts and thirty-five percent owned by Victor Entertainment Industries, Inc. ("VEI"), a wholly-owned subsidiary of Victor Company of Japan, Limited. The fiscal 1997 minority interest represents VEI's pro rata share of EAV's net loss for that period. Conversely, minority interest for fiscal 1996 represents VEI's pro rata share of net income from EAV's operations.

                                              1997          1996      % CHANGE
                                          ------------  ------------  --------
       Net income.......................  $ 53,002,000  $ 40,489,000    30.9
         As a percentage of net
          revenues......................           8.5%          7.6%

  The increase in net income was due to higher revenue and gross profit margins, higher other income, partially offset by higher operating expenses.

 Comparison of Fiscal 1996 to 1995

                                              1996          1995      % CHANGE
                                          ------------  ------------  --------
       Net revenues.....................  $531,887,000  $493,346,000     7.8

  Total fiscal 1996 net revenues increased compared to fiscal 1995 primarily due to increased net revenues derived from a higher volume of CD-based products (PC-CD and CD-video games), and Affiliated Label products. This was partially offset by decreased sales of Genesis video game cartridges and Electronic Arts floppy-disk products.

  Net revenues generated by 16-bit video game cartridge-based products were $202,599,000, or 38% of consolidated net revenues in fiscal 1996, compared to $281,933,000, or 57% of net revenues in fiscal 1995. The mix of net revenue in fiscal 1996 reflected the continued impact of the transition from the mature 16-bit cartridge- based market to the emerging CD-based market. As the 16-bit market matured, sales of hardware and software declined. During fiscal 1996, Electronic Arts released fewer titles for these platforms as compared to fiscal 1995.

  Sales of EA Studio Genesis cartridge products in fiscal 1996 declined to $138,643,000, or 26% of total revenue, compared to $213,471,000, or 43% of total revenue in fiscal 1995. Electronic Arts released 10 new Genesis titles in fiscal 1996 compared to 17 in fiscal 1995.

  Net revenues derived from cartridge products for the Super Nintendo Entertainment System were $63,956,000, or 12% of total revenue, in fiscal 1996 compared to $68,462,000, or 14% of total revenue in fiscal 1995. Electronic Arts released five new titles for the Super NES in fiscal 1996 compared to six in fiscal 1995.

  Net revenues from PC-CD products increased to $140,594,000 in fiscal 1996, representing 26% of total net revenues, from $72,227,000, or 15% of total net revenues in fiscal 1995. Electronic Arts released 22 PC-CD titles in fiscal 1996 compared to 30 in fiscal 1995.

  CD-video game products, primarily the PlayStation in fiscal 1996 and the 3DO Interactive Multiplayer in fiscal 1995, generated net revenues of $76,523,000 in fiscal 1996, representing 14% of the total net revenues, compared to $27,230,000, or 6% of total net revenues in fiscal 1995. Electronic Arts released 25 CD-video game titles in fiscal 1996 compared to eight in fiscal 1995.

  Licensing of EA Studio products generated $27,018,000 in fiscal 1996, compared to $21,001,000 in fiscal 1995. The increase primarily resulted from increased distribution of Electronic Arts' products through OEMs.

  Net revenues from shipments of Affiliated Label products in fiscal 1996 increased to $76,302,000 from $48,480,000 in fiscal 1995. The increase was primarily attributable to revenues from the exclusive distribution of certain PC entertainment and 3DO products to key accounts on behalf of other third party publishers which began in fiscal 1996. Additionally, Electronic Arts had increased Affiliated Label net revenues in Japan and Europe due to higher sales from several new and existing affiliates. Affiliated Label CD-based products represented 96% of total Affiliated Label net revenues in fiscal 1996, compared to 59% in fiscal 1995.

  Electronic Arts' revenues from floppy disk products, hand-held cartridge products and products from the Sega 32X platform decreased to $8,851,000, or 2% of the total in 1996, from $42,475,000, or 9% in fiscal 1995. Results continued to reflect the rapid market shift away from these products to CD-based products. Electronic Arts produced no new games for these platforms in fiscal 1996 compared to 14 floppy disk titles in fiscal 1995.

  International net revenues increased by 43% to $225,658,000, or 42% of consolidated 1996 net revenues, compared to $158,043,000, or 32% of the 1995 total. The increase in international revenues was attributable to higher worldwide sales of CD-based products, primarily PC-CD and PlayStation together with an increase in sales of SNES products in Europe, which were licensed in 1995. This was partially offset by a decrease in floppy disk and Genesis products.

  North American net revenues totaled $306,229,000 in fiscal 1996, representing a decrease of 9% over the $335,303,000 generated in fiscal 1995. The decrease was attributable to the decline in 16-bit cartridge revenues partially offset by the increase in shipments of PC-CD products and CD-video games.

                                       1996          1995      % CHANGE
                                   ------------  ------------  --------
       Cost of goods sold........  $273,594,000  $263,357,000     3.9
         As a percentage of net
          revenues...............          51.4%         53.4%

  Cost of goods sold as a percentage of revenues in fiscal 1996 reflected lower product costs associated with CD-based products offset by higher production costs for multimedia releases, higher professional and celebrity royalties, higher distribution and manufacturing expenses for the operations in Europe and growth in the lower margin distribution business.

           OPERATING EXPENSES          1996          1995      % CHANGE
           ------------------      ------------  ------------  --------
       Marketing and sales.......  $ 72,928,000  $ 61,951,000    17.7
         As a percentage of net
          revenues...............          13.7%         12.6%
       General and
        administrative...........  $ 32,207,000  $ 29,308,000     9.9
         As a percentage of net
          revenues...............           6.1%          5.9%
       Research and development..  $ 99,627,000  $ 73,902,000    34.8
         As a percentage of net
          revenues...............          18.7%         15.0%

  The increase in marketing and sales expenses was affected by higher trade show expenses and higher co-op advertising expenses associated with higher revenues. Additionally, marketing and sales expenses, along with general and administrative expenses, increased due to additional headcount and higher facility expenses related to the prior year acquisitions and the opening of new sales offices in international markets. The increase in general and administrative expenses was partially offset by a decrease in bad debt expenses in Japan as compared to fiscal 1995.

  The increase in research and development expenses was primarily due to additional headcount relating to increased in-house development capacity, higher average development costs for CD-based products than for cartridge products, increased reserves against artist advances due to product delays, primarily on CD-video game platforms, and the acquisition of Manley & Associates, a Seattle-based development company in 1996. Electronic Arts released a total of 64 new products in fiscal 1996 compared to 86 in fiscal 1995.

                                               1996          1995      % CHANGE
                                            -----------   -----------  --------
       Operating income...................  $53,531,000   $64,828,000   (17.4)
         As a percentage of net revenues..         10.1%         13.1%

  The decrease in operating income was primarily due to higher operating expenses partially offset by an increase in net revenues.

                                               1996          1995      % CHANGE
                                            -----------   -----------  --------
       Interest and other income, net.....  $ 6,021,000   $13,250,000   (54.6)
         As a percentage of net revenues..          1.1%          2.7%

  The decrease in other income was primarily due to a one-time payment of $10,000,000 from Broderbund Software, Inc. ("Broderbund"), offset by costs of $1,400,000 incurred by Electronic Arts, associated with the termination of the merger agreement between Electronic Arts and Broderbund in fiscal 1995.

  In fiscal 1996, Electronic Arts also had higher interest income related to higher average cash balances and interest rates worldwide together with gains on the sales of marketable securities and fixed assets. These gains were substantially offset by losses and write-offs of certain investments in affiliates.

                                               1996          1995      % CHANGE
                                            -----------   -----------  --------
       Income taxes.......................  $18,759,000   $24,980,000   (24.9)
         Effective tax rate...............         31.5%         32.0%

  The effective tax rate for fiscal 1996 decreased over the prior year primarily as a result of the fiscal 1995 impact of the operating loss reported by EAV and the use of those losses to offset EAV's profits in 1996. Tax benefits from Electronic Arts' Puerto Rico operations were lower in the current year as a result of lower sales of cartridge products.

                                               1996          1995      % CHANGE
                                            -----------   -----------  --------
       Minority interest in consolidated
        joint venture.....................  $  (304,000)  $ 2,620,000     N/M
         As a percentage of net revenues..         (0.1)%         0.5%

  Minority interest for fiscal 1996 represents VEI's pro rata share of net income from EAV's operations. Conversely, the fiscal 1995 minority interest represents VEI's pro rata share of EAV's net loss for that period.

                                                1996         1995      % CHANGE
                                             -----------  -----------  --------
       Net income........................... $40,489,000  $55,718,000   (27.3)
         As a percentage of net revenues....         7.6%        11.3%

  The decrease in net income was due to higher operating expenses partially reduced by higher revenue combined with the prior year impact of the after-tax net gain of approximately $5,800,000 from the one-time payment of a merger termination fee.

LIQUIDITY AND CAPITAL RESOURCES

  As of March 31, 1997, Electronic Arts' working capital was $241,613,000 compared to $199,713,000 at March 31, 1996. Cash and short-term investments increased by approximately $82,113,000 in fiscal 1997. Electronic Arts generated $80,641,000 of cash from operations in fiscal 1997. In addition, $20,205,000 was provided through the sale of equity securities under Electronic Arts' employee stock plans.

  Reserves for bad debts and sales returns increased from $27,569,000 at March 31, 1996 to $35,486,000 at March 31, 1997. Reserves have been charged for returns of product and price protection credits issued for products sold in prior periods. Management believes these reserves are adequate based on historical experience and its current estimate of potential returns and allowances.

  During fiscal 1997 Electronic Arts invested approximately $36,000,000 primarily in computer hardware and software purchases required to support Electronic Arts' development efforts and new management information systems worldwide.

  In connection with Electronic Arts' purchases of Sony products to be distributed in Japan, Sony of Japan requires cash deposits totaling one-third of purchase orders. Additionally, Nintendo of Japan requires cash deposits on all orders of N64 cartridge products. EAV utilizes lines of credit to fund these deposits for purchases of Sony and Nintendo products and for other operating requirements. At March 31, 1997, EAV had approximately $4,024,000 outstanding on this line.

  Electronic Arts' principal source of liquidity is $230,096,000 in cash and short-term investments. Management believes the existing cash, cash equivalents, short-term investments, marketable securities and cash generated from operations will be sufficient to meet cash and investment requirements for the foreseeable future.

             ELECTRONIC ARTS MANAGEMENT AND EXECUTIVE COMPENSATION

DIRECTORS

  The names of the directors of Electronic Arts, and certain information about them (including their terms of service), are set forth below:

                                                                       DIRECTOR
                   NAME                  AGE   PRINCIPAL OCCUPATION     SINCE
                   ----                  --- ------------------------- --------
   M. Richard Asher(1)(2)(3)............  65 Consultant                  1984
   William J. Byron(2)..................  64 Self-employed               1989
   Daniel H. Case III(2)................  40 President and Chief         1993
                                              Executive Officer,
                                              Hambrecht & Quist Group
                                              and Hambrecht & Quist
                                              LLC
   Gary M. Kusin........................  46 Chairman, Kusin Gurwitch    1995
                                              Cosmetics, LLC
   Timothy Mott(1)(3)...................  48 Partner, Ironwood Capital   1990
   Lawrence F. Probst III(3)............  47 Chairman and Chief          1991
                                              Executive Officer of
                                              Electronic Arts

--------
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of the Nominating Committee.

  MR. ASHER has been a Director of Electronic Arts since September 1984. He is presently a consultant. Mr. Asher served as President and Chief Executive Officer of Polygram Records, Inc., a publisher and distributor of recorded music, from October 1985 through December 1989. Mr. Asher is a Director of several private companies.

  MR. BYRON has been a Director of Electronic Arts since January 1989. In addition, from 1971 to 1981 he was Senior Vice President of Sanyo Electric Consumer Products Division, from July 1985 through July 1988 its President and from January 1987 through July 1988 Vice Chairman of the Sanyo Fisher Corporation. Mr. Byron is currently self-employed.

  MR. CASE has been a Director of Electronic Arts since November 1993. He is currently President and Chief Executive Officer of Hambrecht & Quist Group and Hambrecht & Quist LLC, an investment banking and venture capital firm. Mr. Case serves on the Board of Directors of Rational Software Corporation and Hambrecht & Quist, Inc. and is on the audit committee of Rational Software Corporation. Mr. Case joined Hambrecht & Quist in 1981 and has held positions in management, corporate finance, mergers and acquisitions and venture capital.

  MR. KUSIN has been a Director of Electronic Arts since August, 1995. He has been the Chairman of Kusin Gurwitch Cosmetics, LLC, since March 1995. From 1983 through February of 1995, Mr. Kusin was the President of Babbages, Inc. Mr. Kusin currently serves on the Board of Directors of County Seat Stores, Inc.

  MR. MOTT has been a Director of Electronic Arts since September 1990. He is currently a partner of Ironwood Capital. Mr. Mott was a co-founder of Electronic Arts and was employed by Electronic Arts from 1982 to 1990 in a variety of capacities, including Senior Vice President of Business Development and Managing Director of Electronic Arts (UK) Limited.

  MR. PROBST has been a Director of Electronic Arts since January 1991. See "--Executive Officers" below for additional information regarding Mr. Probst.

EXECUTIVE OFFICERS

  The names of the executive officers of Electronic Arts, who are chosen by and serve at the discretion of the Electronic Arts Board, and certain information about such executive officers, are set forth below:

       NAME                               AGE              POSITION
       ----                               ---              --------
   Lawrence F. Probst III................  47 Chairman of the Board of
                                               Directors and Chief Executive
                                               Officer
   William Bingham Gordon................  47 Executive Vice President,
                                               Marketing
   Mark S. Lewis.........................  47 Executive Vice President,
                                               International
   E. Stanton McKee, Jr..................  52 Executive Vice President, Chief
                                               Financial and Administrative
                                               Officer
   Don A. Mattrick.......................  33 Executive Vice President, North
                                               American Studios
   Nancy L. Smith........................  44 Executive Vice President, North
                                               American Sales and Distribution
   Monty Finefrock.......................  48 Senior Vice President, San Mateo
                                               Studios
   Ruth A. Kennedy.......................  42 Senior Vice President, General
                                               Counsel and Secretary
   David L. Carbone......................  46 Vice President, Finance

  MR. PROBST has been a director of Electronic Arts since January 1991 and currently serves as Chairman of the Board of Directors and Chief Executive Officer. He was elected as Chairman in July 1994. Mr. Probst served as President of Electronic Arts from December 1990, as Senior Vice President of EA Distribution, Electronic Arts' distribution division, from January 1987 to January 1991, and from September 1984, when he joined Electronic Arts, until December 1986, as Vice President of Sales. Mr. Probst holds a B.S. degree from the University of Delaware.

  MR. GORDON has served as Executive Vice President, Marketing since October 1995. From August 1993 to October 1995, he served as Executive Vice President of EA Studios. Prior to this, he served as Senior Vice President of Entertainment Production since February 1992. From December 1989 to January 1992, he served as the Senior Vice President of Marketing. He also served as General Manager of EA Studios, as Vice President of Marketing, Director of Advertising and Vice President of Electronic Arts' former entertainment division while employed by Electronic Arts. Mr. Gordon holds a B.A. degree from Yale University and an M.B.A. degree from Stanford University.

  MR. LEWIS has served as Executive Vice President, International since October 1996 and previously as Senior Vice President, International from July 1993 to October 1996. From August 1991 to July 1993, he served as President of Electronic Arts, Ltd., a wholly owned subsidiary of Electronic Arts which serves the European market from its base in Langley, England. He has also served as Managing Director of Electronic Arts, Ltd., Director of European Publishing, and as a Producer and Manager of Product Support and Acquisitions during his tenure with Electronic Arts. He has been employed by Electronic Arts since 1984. Mr. Lewis is a graduate of Yale University.

  MR. MCKEE joined Electronic Arts in March 1989 and is currently Executive Vice President and Chief Financial and Administrative Officer. Prior to October 1996, he served as Senior Vice President and Chief Financial and Administrative Officer. Mr. McKee holds B.A. and M.B.A. degrees from Stanford University and is also a Certified Public Accountant.

  MR. MATTRICK has served as Executive Vice President, North American Studios, since October 1996. From July 1991 to October 1996, he served as Senior Vice President, North American Studios, Vice President of Electronic Arts and Executive Vice President/General Manager for EA Canada. Mr. Mattrick was founder and former chairman of Distinctive Software Inc. from 1982 until it was acquired by Electronic Arts in 1991.

  MS. SMITH has served as Executive Vice President, North American Sales since October 1996. She previously held the position of Senior Vice President of North American Sales and Distribution from July 1993 to October 1996 and as Vice President of Sales from 1988 to 1993. Ms. Smith has also served as Western Regional Sales Manager and National Sales Manager since she joined Electronic Arts in 1984. Ms. Smith holds a B.S. degree in management and organizational behavior from the University of San Francisco.

  MR. FINEFROCK has served as Senior Vice President, San Mateo Studios since October 1995. Prior to this he served as Senior Vice President and General Manager of the EA Entertainment division since March 1994. From February 1992 to March 1994, he served as Vice President of EA Studio Operations and Development. From July 1989 to February 1992, Mr. Finefrock served as Vice President of Studio Operations. Mr. Finefrock joined Electronic Arts in April 1983. He holds a B.S. degree in Business Administration from the University of Redlands.

  MS. KENNEDY has been employed by Electronic Arts since February 1990. She served as Corporate Counsel until March 1991 and is currently Senior Vice President, General Counsel and Secretary. Prior to October 1996, she served as Vice President, General Counsel and Secretary. Ms. Kennedy was elected Secretary in September 1994. Ms. Kennedy is a member of the State Bars of California and New York and received her B.A. degree from William Smith College and her Juris Doctor from the State University of New York.

  MR. CARBONE has been with Electronic Arts since February 1991 as Vice President, Finance. He was elected Assistant Secretary of Electronic Arts in March 1991. Prior to joining Electronic Arts, Mr. Carbone served as Controller for Magnetic Pulse, Inc., a privately held designer of tools for hydrocarbon exploration, and was previously employed as Vice President of Finance for Vicom Systems Inc., a supplier of high-end graphics and imaging systems, from August 1989 to February 1990. Mr. Carbone holds a B.S. degree in accounting from King's College and is a Certified Public Accountant.

COMPENSATION OF DIRECTORS

  Currently, non-employee Directors of Electronic Arts receive an annual retainer of $10,000, and a fee of $1,000 and $750 per meeting and telephone meeting attended, respectively. Committee members receive a fee of $750 and $500 per Committee meeting and telephone meeting attended, respectively. In addition, the sum of $1,000 per day may also be paid with the approval of the Board of Directors to individual Directors for special assignments. In addition, each non-employee Director also participates in the Directors' Stock Option Plan. Under the Directors' Stock Option Plan (i) upon initial election or appointment to the Board of Directors, each non-employee Director is granted an option to purchase 40,000 shares, or such lesser number of shares as is determined by dividing $800,000 by the closing price of Electronic Arts' Common Stock on the date of election or appointment, rounded to the nearest 1,000 shares and (ii) upon re-election to the Board of Directors, each non-employee Director receives an option to purchase 10,000 shares, or such lesser number as determined by dividing $200,000 by the closing price of Electronic Arts' common stock on the date of re-election rounded to the nearest 100 shares; however, any director who received his initial grant after the last annual meeting of stockholders receives a prorated annual grant to purchase a number of shares determined as described above, prorated for the portion of the year during which he was a director. Directors' compensation has not been increased since the 1993 annual meeting and is based on a survey of 25 technology companies with annual revenues between $200 million and $500 million.

  At the last annual meeting, Messrs. Asher, Byron, Case, Kusin and Mott, each a non-employee director, received 6,700 options at an exercise price of $30.00. These options were granted in connection with the Directors' re-election to the Board. Such options vest in equal monthly installments over fifty months from the grant date.

COMPENSATION OF EXECUTIVE OFFICERS

  The following table sets forth the cash and noncash compensation for each of the last three fiscal years awarded to or earned by the five highest paid executive officers of Electronic Arts whose salary and bonus in fiscal 1997 exceeded $100,000 and includes the Chief Executive Officer. This information includes the dollar values of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred. Electronic Arts does not grant SARs to executive officers and has no long term compensation benefits other than stock options.

                          SUMMARY COMPENSATION TABLE

                                                                                          LONG TERM
                                            ANNUAL COMPENSATION                          COMPENSATION
                                  ---------------------------------------- ----------------------------------------
                                                            OTHER ANNUAL   SECURITIES UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR SALARY($)(1) BONUS($)(2) COMPENSATION($)      OPTIONS(#)       COMPENSATION($)(3)
---------------------------  ---- ------------ ----------- --------------- --------------------- ------------------
Lawrence F. Probst III..     1997   $500,186    $322,013          --               60,000             $   594
 Chairman and Chief          1996    466,321      14,250          --              180,000(4)              594
 Executive Officer           1995    424,123     168,191          --              100,000                 621
Don A. Mattrick.........     1997    286,431     209,808          --                    0             110,146(5)
 Executive Vice Presi-
  dent,                      1996    227,572     152,894          --              500,000(4)              --
 North American Studios      1995    167,415     126,104          --               30,000                 --
E. Stanton McKee, Jr....     1997    300,585     186,704          --               30,000                 594
 Executive Vice Presi-
  dent,                      1996    271,335      59,100          --               60,000(4)              594
 Chief Financial and         1995    258,077      96,465          --               60,000                 621
 Administrative Officer
William B. Gordon.......     1997    302,782     163,538          --               30,000                 594
 Executive Vice Presi-
  dent,                      1996    285,936       7,296          --               60,000(4)              594
 Marketing                   1995    272,115      95,525          --               60,000                 621
Mark Lewis..............     1997    281,929     143,418       17,681(6)           35,000                 340
 Executive Vice Presi-
  dent,                      1996    243,701      58,100          --               30,000                 297
 International               1995    232,207      76,124       75,130(7)           50,000                 329

--------
(1) Includes deferrals for Section 125 Plan and Section 401(k) Plan.
(2) Represents bonuses earned during the fiscal year.
(3) Represents term life insurance premiums paid by Electronic Arts for the benefit of executive officers.
(4) Includes 3/8/96 repriced grants: Probst: 90,000; Mattrick: 250,000; McKee:
    30,000; Gordon: 30,000; and 9/27/95 grants that were canceled: Probst:
    90,000; Mattrick: 250,000; McKee: 30,000; Gordon: 30,000.
(5) Represents $109,849 relocation expenses and $297 Electronic Arts paid term life insurance premiums.
(6) Represents car allowance.
(7) Represents tax equalization payment from Electronic Arts (UK) Ltd.

STOCK OPTIONS

  The following table sets forth information regarding individual grants of options to purchase Electronic Arts Common Stock during Electronic Arts' 1997 fiscal year to each of the executive officers named in the Summary Compensation Table above. All such grants were made pursuant to Electronic Arts' 1991 Stock Option Plan. In accordance with the rules of the Commission, the table sets forth the hypothetical gains or "option spreads" that would exist for the options at the end of their respective ten year terms based on assumed annualized rates of compound stock price appreciation of 5% and 10% from the dates the options were granted to the end of the respective ten year option terms. Actual gains, if any, on option exercises are dependent on the future performance of Electronic Arts Common Stock. The hypothetical gains shown in this table are not intended to forecast possible future appreciation, if any, of the stock price.

                         OPTION GRANTS IN FISCAL 1997

                                                                               POTENTIAL REALIZED VALUE
                                                                                   AT ASSUMED ANNUAL
                                           PERCENT OF                            RATES OF STOCK PRICE
                             NUMBER OF    TOTAL OPTIONS                              APPRECIATION
                            SECURITIES     GRANTED TO   EXERCISE                  FOR OPTION TERM(3)
                            UNDERLYING      EMPLOYEES   PRICE PER   EXPIRATION -------------------------
                          OPTIONS GRANTED IN FY1997(1)    SHARE        DATE         5%          10%
                          --------------- ------------- ---------   ---------- ------------ ------------
Lawrence F. Probst III..      60,000           2.75%     $29.875(2)  9/03/06   $  1,127,294 $  2,856,783
Don A. Mattrick.........           0            --           --          --             --           --
E. Stanton McKee, Jr....      30,000          1.375       29.875(2)  9/03/06        563,647    1,428,392
William B. Gordon.......      30,000          1.375       29.875(2)  9/03/06        563,647    1,428,392
Mark Lewis..............      35,000          1.605       29.875(2)  9/03/06        657,587    1,666,457

--------
(1) Electronic Arts granted 2,180,589 options to employees in fiscal 1997.
(2) Stock options were granted at an exercise price equal to the closing bid price of Electronic Arts' common stock on September 3, 1996 on the Nasdaq National Market. The options became exercisable as to 6% on September 1, 1996 and thereafter at a rate of 2% per month for the next 47 months.
(3) Based on 53,312,232 shares of Electronic Arts' common stock outstanding as of September 3, 1996 and a closing bid price of common stock that day of $29.875, the following gains for all stockholders, assuming a ten year term, would be:

            5% STOCK PRICE APPRECIATION              10% STOCK PRICE APPRECIATION
            ---------------------------              ----------------------------
        1,001,642,315                                       2,538,358,287

  The following table sets forth certain information concerning the exercise of stock options during fiscal 1997 by each of the executive officers named in the Summary Compensation Table above and the number and value at Fiscal Year end March 27, 1997 of unexercised options held by said individuals.

       1997 AGGREGATED OPTION EXERCISES AND MARCH 27, 1997 OPTION VALUES

                                                        NUMBER OF
                                                       SECURITIES          VALUE OF
                                                       UNDERLYING        UNEXERCISED
                                                       UNEXERCISED       IN THE MONEY
                                                       OPTIONS AT         OPTIONS AT
                                                     MARCH 27, 1997   MARCH 27, 1997(2)
                             NUMBER OF               --------------- --------------------
                          SHARES ACQUIRED  VALUE(1)   EXERCISABLE/       EXERCISABLE/
                            ON EXERCISE    REALIZED   UNEXERCISABLE     UNEXERCISABLE
                          --------------- ---------- --------------- --------------------
Lawrence F. Probst III..            0     $        0 601,300/178,700 $11,195,500/$759,500
Don A. Mattrick.........       20,000        520,625 137,966/206,034   1,829,898/ 720,102
E. Stanton McKee, Jr....            0              0 199,500/ 80,500   2,344,050/ 428,450
William B. Gordon.......      155,000      4,340,000 177,300/ 84,700   2,506,675/ 415,200
Mark Lewis..............            0              0 173,100/ 73,900   2,661,000/ 274,000

--------
(1) Market value on the date of exercise, less option exercise price.
(2) Based on the fair market value of Electronic Arts Common Stock at the close of business on March 27, 1997 ($26.50) less the exercise price of the options.

EMPLOYMENT CONTRACTS AND CHANGE IN CONTROL AGREEMENTS

  Electronic Arts presently has no employment contracts in effect for any executive officer, and no severance arrangements exist with respect to their resignation or termination of employment, whether or not in connection with a change in control or ownership of Electronic Arts excepting that Mr. Mattrick has a purchase option for property which is affected by a termination of his employment by Electronic Arts. See "Electronic Arts Certain Transactions" below. However, outstanding options under the 1991 Stock Option Plan, including those held by executive officers, may immediately vest in connection with certain changes in control or ownership of Electronic Arts, unless the successor company assumes or replaces those options.

                    ELECTRONIC ARTS PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information, as of May 23, 1997, with respect to the beneficial ownership of Electronic Arts Common Stock by: (i) each stockholder known by Electronic Arts to be the beneficial owner of more than 5% of Electronic Arts Common Stock; (ii) each Director of Electronic Arts; (iii) each executive officer named in the Summary Compensation Table below; and (iv) all executive officers and directors as a group.

                                          AMOUNT AND NATURE OF   PERCENT
 NAME AND ADDRESS OF BENEFICIAL OWNER   BENEFICIAL OWNERSHIP (1) OF CLASS
 ------------------------------------   ------------------------ --------
 Putnam Investment Management
  Company(2)
  One Post Office Square
  Boston, Massachusetts 02109.........         6,134,175           11.3%
 Montag & Caldwell, Inc. (3)
  3343 Peachtree Road
  1100 Atlanta Financial Center
  Atlanta, GA 30326-1450..............         5,142,196            9.5%
 Lawrence F. Probst III (4)...........           638,981            1.2%
 E. Stanton McKee, Jr. (5)............           380,389              *
 William B. Gordon (6)................           244,913              *
 Mark Lewis (7).......................           221,379              *
 Don A. Mattrick (8)..................           164,148              *
 Timothy Mott (9)........................        149,490              *
 M. Richard Asher (10)................           131,280              *
 William J. Byron (11)................            67,888              *
 Daniel H. Case III (12)..............            28,724              *
 Gary M. Kusin(13)....................            13,262              *
 All executive officers and directors
  as a group (14 persons)(14).........         2,261,863            4.0%

--------
   *Less than 1%
(1) Unless otherwise indicated below, the persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.
(2) Certain Putnam Investment managers (together with their parent corporations, Putnam Investments, Inc. and Marsh & McLennan Companies, Inc.), are considered "beneficial owners" in the aggregate of the number of shares, which shares were acquired for investment purposes by such investment managers for certain of their advisory clients, and the number of shares shown is as of April 30, 1997 and has been confirmed by Putnam on May 23, 1997.
(3) The number of shares shown is as of May 7, 1997 and has been confirmed by Montag & Caldwell, Inc. on May 23, 1997.
(4) Represents 3,981 shares held by Mr. Probst, and 635,000 shares subject to options exercisable within 60 days of May 23, 1997.
(5) Represents 159,389 shares held by Mr. McKee, and 221,000 shares subject to options exercisable within 60 days of May 23, 1997.
(6) Represents 49,413 shares held by Mr. Gordon, and 195,500 shares subject to options exercisable within 60 days of May 23, 1997.
(7) Represents 32,479 shares held by Mr. Lewis, and 188,900 shares subject to options exercisable within 60 days of May 23, 1997.

(8) Represents 4,115 shares held by Mr. Mattrick, and 160,033 shares subject to options exercisable within 60 days of May 23, 1997.
(9) Represents 120,164 shares held by Mr. Mott, and 29,326 shares subject to options exercisable within 60 days of May 23, 1997.
(10) Represents 86,204 shares held by Mr. Asher, and 45,076 shares subject to options exercisable within 60 days of May 23, 1997.
(11) Represents 25,695 shares held by Mr. Byron, and 42,193 shares subject to options exercisable within 60 days of May 23, 1997.
(12) Represents 28,724 shares subject to options exercisable within 60 days of May 23, 1997 granted to Mr. Case.
(13) Represents 13,262 shares subject to options exercisable within 60 days of May 23, 1997 granted to Mr. Kusin.
(14) Includes 1,752,746 shares subject to options exercisable within 60 days of May 23, 1997 (including the options described in notes (4) through (13) above).

                     ELECTRONIC ARTS CERTAIN TRANSACTIONS

  From April 1, 1996 to the present, there have been no transactions involving more than $60,000 between Electronic Arts and any executive officer, any director, any security holder known to Electronic Arts to be a 5% beneficial owner of Electronic Arts Common Stock or any member of the immediate family of any of the foregoing persons, in which any of the foregoing individuals or entities had a material interest, except as indicated in "Electronic Arts Management and Executive Compensation" above and pursuant to Electronic Arts' Employee Stock Purchase Plan in which all full time employees of Electronic Arts are eligible to participate, and except as follows:

  By Lease Agreement between Electronic Arts and Don A. Mattrick, Executive Vice President of Electronic Arts ("Mr. Mattrick") dated October 16, 1996 (the "Lease") in connection with Mr. Mattrick's relocation to California from Canada, Electronic Arts leased a residence (the "Property") to Mr. Mattrick in Woodside, California. The Lease is for a three year term (the "Term") and provides for monthly payments of $7,500 by Mr. Mattrick to Electronic Arts. Mr. Mattrick is responsible for all maintenance, and Electronic Arts is responsible for taxes and insurance for the Property. Mr. Mattrick has an option to purchase the Property (i) at Electronic Arts' acquisition cost plus the costs of improvements made by Electronic Arts ("Cost") if Mr. Mattrick is terminated without cause during the Term, or (ii) at the greater of the average of three independent appraisals or Cost if Mr. Mattrick resigns or is terminated for cause during the Term.

                                MAXIS BUSINESS

  Maxis is a leading provider of entertainment and learning software products for personal computers. Maxis seeks to develop innovative products that are engaging and entertaining while encouraging exploration, learning and creativity. Maxis is widely recognized for its successful Sim family of entertainment products, which have sold over seven million copies on all platforms combined since the introduction of SimCity in 1989. Titles in the Sim franchise include, among others, SimCity 2000, SimCity, SimAnt, SimTower, SimCopter and SimIsle.

  Maxis believes that its products have been successful in large part due to the use of innovative product concepts and advanced technologies to create simulated environments. For example, Maxis' Sim titles allow users to create and explore their own simulated environments, such as cities, farms, ant colonies and buildings. Maxis' products are available for multiple PC platforms including Windows 95, Windows, DOS and Macintosh, as well as for game consoles. Maxis currently sells its software products in North America through software distributors, major computer and software retailing organizations, consumer electronics stores, discount warehouse stores and mail order companies. Internationally, Maxis sells its products through a combination of distribution, direct retail and licensing arrangements.

INDUSTRY BACKGROUND

  Sales of PCs to home users have increased dramatically in recent years as a result of declining prices, enhanced functionality and broader software availability. According to Odyssey Homefront, January 1997, approximately 37% of United States households have at least one PC. Today's PCs are increasingly sophisticated, incorporating high-speed processors, high-capacity hard disks, high-resolution monitors, sound boards, graphics boards and CD-ROM drives, which together provide significantly enhanced processing, storage, sound and graphics capabilities. The continued increase in penetration of PCs into the home creates a large and growing mass market for consumer software and provides an expanded opportunity for developers and publishers of sophisticated software to offer a richer, more exciting user experience.

  A large market also has developed for entertainment products on game consoles. The new generation of 32/64-bit game consoles features advanced technical capabilities that were previously available only on PCs. Representative game consoles include the PlayStation, Saturn and the N64.

  Distribution channels for consumer software products are increasingly competitive. During the 1980's, consumer software typically was sold through specialty software stores. Today these products are sold through additional distribution channels such as consumer electronics stores and mass merchants. Although the number of distribution channels has increased, competition for shelf space has intensified because these channels, especially mass merchants, generally carry only those relatively few products that are expected to sell in high volumes. In addition, the abundance of new software titles forces retailers to be highly selective when allocating shelf space.

  The proliferation of powerful PCs and game consoles, increased interest in consumer software and broader, more competitive distribution channels has changed the environment in which consumer software companies compete. To succeed in today's market, consumer software companies must offer innovative products with broad consumer appeal, keep pace with advances in computing technologies, market their products effectively through traditional and new distribution channels, and achieve brand name recognition.

PRODUCTS

  Maxis promotes products that encourage exploration and creativity, providing a challenging and enriching experience that appeals to a broad range of customers. Many Maxis products offer open-ended experiences outside a traditional "win or lose" game format. Maxis' products are available for multiple PC platforms, including Windows 95, Windows, DOS and Macintosh, as well as for game consoles. All newly released products and product versions are released on CD-ROM.

  Maxis' most successful products to date have been the Sim family products, which take advantage of the simulation technologies that Maxis has developed. Maxis' new entertainment product releases typically sell at street prices ranging from $29 to $49. Maxis offers "add-on" products such as SimCity 2000 Urban Renewal Kit to enhance related products. Maxis has also created a Classic line for some of its earlier releases, such as SimCity, SimEarth, SimAnt and SimLife, that are sold at street prices ranging from $15 to $19. During fiscal 1997 and 1996, approximately 46% and 52% respectively, of Maxis' net revenues were derived from shipments of SimCity/SimCity 2000 and related add-on products.

  SimCity 2000, SimEarth and SimTower are representative of Maxis' products. In SimCity 2000, the player acts as the mayor of an evolving city. The player's challenge is to manage the creation of neighborhoods, choose zoning laws and build infrastructure while confronting disasters, traffic gridlock and urban decay. The player can design a new city, choose from pre-designed cities or choose a specific disaster scenario based in various cities. In SimEarth, the player manages a planet from its birth until its death ten billion years later and guides the development of life forms from inception as single-celled microbes to their evolution into a complex civilization. In SimTower, the player acts as owner and manager of a skyscraper under development. The player's objective is to construct a balanced and profitable commercial property by leasing space for many uses, including apartments, offices, restaurants, shops and theaters.

  Maxis desires to leverage its product franchise, product development and marketing capabilities to offer innovative, open-ended products for younger audiences. One of the first Maxis-published products for children is SimTown, which was introduced near the end of calendar year 1994. A more recent children's product is SimPark, which was released in October 1996. These products generally sell at street prices around $29. SimTown enables children to design, build and manage their own neighborhoods, complete with individual houses, streets, parks, stores, public buildings, pizza parlors and video arcades. Players can click on buildings and see surprise animations or use the "cut away" feature to see what is happening inside. SimPark lets nature-loving youngsters create and run their own nature parks. With over 130 plant and animal species to choose from, kids learn which flora and fauna fit best in each ecosystem. For hints, the Identa-Species interface teaches each species' unique features.

PLATFORMS

  Maxis is committed to offering products for the most popular PC hardware platforms. Maxis was one of the first software developers to introduce entertainment products for Windows 95, Windows and PowerPC-based computers and believes this strategy was important in establishing Maxis as one of the leading publishers of entertainment software for these platforms. Maxis currently is focusing its product development efforts on CD-ROM products for Windows 95, but has also provided greater retail flexibility by offering two or more formats on a single hybrid CD-ROM. Maxis has also introduced titles for both the Sega and Sony 32-bit game consoles and intends to offer future products for the PlayStation and N64 platforms.

  The following table sets forth the percentage of Maxis' net revenues by platform and media:

     PLATFORM                                FISCAL 1997 FISCAL 1996 FISCAL 1995
     --------                                ----------- ----------- -----------
     Windows & Windows 95...................      40%         55%         44%
     DOS....................................     --           18          33
     Macintosh..............................       6          13          22
     Hybrid.................................      41          11         --
     Game Console/Other.....................      13           3           1
     MEDIA                                   FISCAL 1997 FISCAL 1996 FISCAL 1995
     -----                                   ----------- ----------- -----------
     CD-ROM.................................      81%         75%         30%
     Floppy Disk............................       6          22          69
     Game Console/Other.....................      13           3           1

DISTRIBUTION

  Maxis believes its distribution capability is a key competitive factor. Maxis currently sells its software products through software distributors, major computer and software retailing organizations, consumer electronics stores, discount warehouse stores, office supply stores and mail order companies. In addition, Maxis is seeking to expand its sales through mass merchants, toy retail chains, book resellers and educational dealers and directly to end users. Maxis maintains relationships with distributors such as TechData, Ingram Micro, and Merisel. Maxis also maintains direct relationships with major retailers, including Best Buy, Babbages, Etc. and Electronics Boutique. For fiscal 1997, Best Buy accounted for 10% of net revenues. For fiscal 1996, Ingram Micro, Best Buy and Tech Data accounted for approximately 12%, 11% and 10% of net revenues, respectively. For fiscal 1995, Ingram Micro accounted for approximately 19% of Maxis' net revenues.

  Maxis also distributes products for its affiliate partners. Affiliate partner products are generally distributed by Maxis under the name of the affiliate partner who is responsible for the manufacturing, marketing and customer support of its products. Sales of affiliate partner products during fiscal 1997 and 1996 accounted for approximately 7% and 10% of Maxis' net revenues, respectively. In fiscal 1998, Maxis evaluated the market for affiliate products and recognized that many affiliates do not have the necessary resources to support their product lines in light of the increasing competition for retail space. Maxis consequently terminated all but one of its affiliate partners. While Maxis is contractually obligated to distribute products for terminated affiliates until December 31, 1997, certain affiliates may elect to discontinue their business with Maxis sooner. Because of this change in its affiliate program, Maxis expects a substantially reduced amount of net revenues from affiliate products in fiscal 1998.

  International sales represented approximately 33%, 20% and 15% of Maxis' net revenues during fiscal 1997, 1996 and 1995, respectively. See Note 11 of the Maxis Notes to Consolidated Financial Statements. Maxis sells its products internationally through a combination of distribution, direct retail and licensing arrangements. Maxis' London office supports direct sales to certain retailers in the United Kingdom, and sells through distributors in the United Kingdom, Germany, France and certain other European countries. Maxis' Tokyo office sells products into Japan through certain distributors. Maxis licenses its products through foreign distributors in other European countries and certain countries in Asia. Generally, the licensee is responsible for product localization and provides all sales, marketing and customer support. Maxis receives a royalty on its licensed sales. The major localized versions of Maxis' products include German, Japanese, French, Spanish, Chinese, Korean and Italian.

  Retailers of Maxis' products typically have limited shelf space and promotional resources. There is intense competition among consumer software producers for high quality and adequate levels of shelf space and promotional support from retailers. To the extent that the number of consumer software products and computer platforms continues to increase, this competition for shelf space may intensify even further. Maxis' products constitute a relatively small percentage of a retailer's sales volume, and there can be no assurance that retailers will continue to purchase Maxis' products or provide Maxis' products with adequate levels of shelf space and promotional support to allow Maxis to meet its revenue target.

MARKETING AND SALES

  As of March 31, 1997, Maxis' marketing and sales staff included 78 full-time employees in ten offices located in California, Colorado, Texas, Massachusetts, New Hampshire, North Carolina, Illinois, Maryland, New Jersey, London, England and Tokyo, Japan. Maxis expects to increase its marketing and sales spending in fiscal 1998 to provide greater penetration into the retail market and increased marketing support for its products.

  Maxis believes that marketing both to its distribution channels and to the end user is critically important to the success of its products and franchise as a whole. Maxis employs a wide range of sophisticated consumer marketing techniques including in-store promotions, direct mailings of catalogs and brochures, advertising in computer and general consumer publications, distribution of newsletters to target audiences and on-line marketing to promote sales of its products. Maxis has also utilized high impact and consistent packaging across its Sim and other product lines in order to facilitate consumer recognition and build a brand name. Maxis also maintains a 600,000-name database for use in communicating product information and promoting product sales. Maxis monitors and measures the effectiveness of its marketing strategies throughout the product lifecycle.

PRODUCT DEVELOPMENT AND TECHNOLOGY

  As of March 31, 1997, Maxis' research and development staff consisted of 108 full-time employees in California, Texas and Tokyo. Maxis believes that the extensive experience of its product development team has been an important competitive factor. Maxis intends to maintain and enhance its technological capabilities in order to continue to develop innovative products and to exercise substantial control over its product offerings. To date, the majority of Maxis' revenues have come from internally developed products. Maxis has established a library of internally developed proprietary techniques and continually investigates leading edge technologies from academia and private industry to create innovative and distinctive products.

  Maxis' library of proprietary tools and techniques falls into two major categories, simulation and display/animation. Maxis' simulation tools model realistic environments by combining complex mathematical calculations with large behavioral databases in a real-time fashion. These techniques include databases that are manipulated by complex matrix math techniques, such as cellular automata and artificial life/genetic algorithms. Maxis' display and animation tools present simulated environments in a simple and intuitive manner. Maxis is currently developing products that are expected to utilize new 3-D polygon manipulation and texture mapping algorithms to achieve a first person "3-D Point of View" environment.

  Maxis is also developing techniques that will expand the user's ability to interact with Maxis' products. These technologies will allow users to further explore the environments they create, link environments from different Maxis products and enable its products to be used by one or more players on local and wide area networks.

  Maxis believes that its development efforts for the 32-bit PC environment will facilitate the development of products for the 32/64-bit game console market. These consoles are being developed by leading hardware companies such as Sony, Sega and Nintendo. Maxis believes that the operation of its sophisticated and complex software on game consoles will be enhanced by the significant improvements over the previous 16-bit game consoles in CPU speeds, hardware-specific graphic accelerators and sound and memory capabilities.

  Maxis uses a combination of in-house and third party designers, artists and programmers to develop its products. Maxis' primary strategy is to develop its core products internally and to utilize third party developers to create conversions of these products for other platforms. However, in certain cases, Maxis also uses third party developers to expand its ability to introduce creative and innovative products. When working with third parties, Maxis seeks to obtain full ownership of marketing and product development rights to all of the materials produced. All products must undergo extensive editing, testing and, if necessary, further development prior to release in order to reduce the likelihood of product defects.

  Entertainment products generally experience declining sales after market introduction. Maxis' continued success depends on the timely introduction of successful new products to replace declining revenues from older products. The process of developing software products such as those offered by Maxis is extremely complex and is expected to become more complex and expensive in the future as new platforms and technologies are addressed. In the past, Maxis has experienced significant delays in the introduction of certain new products and Maxis anticipates that there will be similar delays in developing and introducing new products in the future.

  Maxis must continually anticipate the emergence of, and adapt its products to, popular platforms for consumer software. When Maxis chooses a platform for its products, it must make a substantial development investment one to two years in advance of shipments of products on that platform. If Maxis invests in a platform that does not achieve significant market penetration, Maxis' planned revenues from those products will be adversely affected and Maxis may not recover its development and marketing investment. If Maxis does not choose to develop for a platform that achieves significant market success, Maxis' revenue growth may also be adversely affected. For example, there are multiple, competing and incompatible formats being introduced in the market for 32/64-bit game consoles, including the Atari Jaguar, Saturn, PlayStation and N64. Maxis has developed game console products only for the Saturn and PlayStation and intends to focus its future development efforts on the PlayStation and N64 platforms. There can be no assurance that Maxis has chosen, or in the future will choose, to support the platforms that will ultimately be successful.

  In fiscal 1997, 1996 and 1995, Maxis' research and development expenses were approximately $12.7 million, $8.4 million and $6.0 million, or 26.2%, 15.2% and 15.7% of net revenues, respectively (excluding a one-time charge related to the Cinematronics acquisition in fiscal 1996). During fiscal 1998, Maxis intends to continue its investment in research and development and therefore expects these expenses to increase in absolute dollars.

COMPETITION

  The market for Maxis' consumer software products is intensely and increasingly competitive. Maxis believes that the principal competitive factors in the consumer software industry include quality and originality of products, price, brand name recognition, marketing capabilities, access to distribution channels, ease of use and quality of support services. Maxis believes that it competes favorably with respect to each of these factors.

  Maxis competes primarily against other companies offering consumer software in the entertainment category. Existing consumer software companies may broaden their product lines or increase their focus to compete more directly with Maxis' products, and potential new competitors, including computer hardware or software manufacturers, diversified media companies and book publishing companies, may enter the consumer software market. The competition for retail shelf space is also likely to increase due to the proliferation of consumer software products. Many of Maxis' competitors have greater financial, technical, marketing, sales and customer support resources, as well as greater name recognition and better access to consumers, than Maxis. There can be no assurance that Maxis will respond effectively to market or technological changes or compete successfully in the future. In addition, increasing competition in the consumer software market may cause prices to fall, which may adversely affect Maxis' business, operating results and financial condition.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

  Maxis holds copyrights on many of its products, manuals, advertising and other materials and maintains trademark rights in the Maxis name, the Maxis and Sim logos, and the names of products published by Maxis. Maxis does not hold any patents currently, but has three patent applications pending. Maxis has licensed products to other entities for certain geographic areas or particular computer platforms and receives royalties on such licenses. Maxis also pays royalties on certain licensed products which it publishes but which were created by third parties.

  Maxis regards its software as proprietary and relies primarily on a combination of trademark, copyright and trade secret laws, employee and third party nondisclosure agreements and other methods to protect its proprietary rights. The Sim prefix featured in Maxis' principal product franchise is not a registered trademark although Maxis intends to protect its goodwill in the name vigorously. Maxis does not include in its products any mechanism to prevent or inhibit unauthorized copying. Unauthorized copying is common within the software industry, and if a significant amount of unauthorized copying of Maxis' products were to occur, Maxis' business, operating results and financial condition could be adversely affected. Also, as the number of software products in the industry increases and the functionality of these products further overlaps, software developers and publishers may increasingly become subject to infringement claims. There can be no assurance that third parties will not assert infringement claims against Maxis in the future with respect to current or future products. As is common in the industry, from time to time Maxis receives notices from third parties claiming infringement of intellectual property rights of such parties. Maxis investigates these claims and responds as it deems appropriate.

  Although Maxis is not currently the subject of any intellectual property litigation, there has been substantial litigation regarding copyright, patent, trademark and other intellectual property rights involving computer software companies and Maxis has in the past made payments to settle litigation. Policing unauthorized use of Maxis' products is difficult, and while Maxis is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In selling its products, Maxis relies primarily on "shrink wrap" licenses that are not signed by licensees and, therefore, may be unenforceable under the laws of certain jurisdictions. Further, Maxis enters into transactions in countries where intellectual property laws are not well developed or are poorly enforced. Legal protections of Maxis' rights may be ineffective in such countries, and software developed in such countries may not be protectable in jurisdictions where protection is ordinarily available. Any claims or litigation, with or without merit, could be costly and could result in a diversion of management's attention, which could have a material adverse effect on Maxis' business, operating results and financial condition. Adverse determinations in such claims or litigation could also have a material adverse effect on Maxis' business, operating results and financial condition.

PRODUCTION

  For each published product, Maxis prepares master software disks, camera-ready and electronic user manuals and collateral materials. Maxis' disk duplication, packaging, printing of manuals, manufacture of related materials, warehousing, assembly and shipping are performed by outside vendors.

EMPLOYEES

  As of March 31, 1997, Maxis employed 236 people on a full-time basis, including 108 in research and development, 78 in sales and marketing, 12 in manufacturing and shipping and 38 in finance and administration. Competition for highly skilled employees with technical, management, marketing, sales, product development and other specialized training is intense, and there can be no assurance that Maxis will be successful in attracting and retaining such personnel. The employees and Maxis are not parties to any collective bargaining agreements, and Maxis believes that its relations with employees are good.

PROPERTIES

  Maxis' principal office is located in approximately 42,400 square feet of space in Walnut Creek, California. This facility is leased through November 2002. Maxis also leases small development facilities in San Mateo, California, Austin, Texas and Tokyo, Japan and marketing and sales offices in London, England and Tokyo, Japan. Maxis believes that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

LEGAL PROCEEDINGS

  From time to time, Maxis is party to various legal proceedings or claims, either asserted or unasserted, which arise in the ordinary course of business. Management has reviewed pending legal matters and believes that the resolution of such matters will not have a significant adverse effect on Maxis' financial condition or results of operations.

                   MAXIS SELECTED SUPPLEMENTAL FINANCIAL DATA

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                               YEAR ENDED MARCH 31,
                                      -----------------------------------------
                                       1997     1996    1995    1994     1993
                                      -------  ------- ------- -------  -------
CONSOLIDATED STATEMENT OF OPERATIONS
 DATA:
Net revenues........................  $48,262  $55,412 $38,147 $23,332  $13,864
Cost of revenues....................   16,899   17,897  14,186   8,367    5,323
                                      -------  ------- ------- -------  -------
Gross profit........................   31,363   37,515  23,961  14,965    8,541
                                      -------  ------- ------- -------  -------
Operating expenses:
  Research and development..........   12,652    8,416   6,008   3,299    2,440
  Acquisition-related charge........      --     2,232     --      --       --
  Sales and marketing...............   16,517   12,843   8,813   5,407    2,591
  General and administrative........    6,747    5,504   4,184   3,225    2,669
                                      -------  ------- ------- -------  -------
Total operating expenses............   35,916   28,995  19,005  11,931    7,700
                                      -------  ------- ------- -------  -------
Income (loss) from operations.......   (4,553)   8,520   4,956   3,034      841
Interest income.....................    1,640    1,493     226     114      197
                                      -------  ------- ------- -------  -------
Income (loss) from continuing
 operations before income taxes.....   (2,913)  10,013   5,182   3,148    1,038
Provision (benefit) for income
 taxes..............................   (1,238)   3,825   1,879   1,021      368
                                      -------  ------- ------- -------  -------
Income (loss) from continuing
 operations.........................   (1,675)   6,188   3,303   2,127      670
Discontinued operations:
  Loss from discontinued operations
   (net of income tax benefit of
   $251 in fiscal 1994 and $203 in
   fiscal 1993): ...................      --       --      --     (376)    (600)
  Gain on disposal of discontinued
   operations (net of income tax
   expense of $173 in fiscal
   1995): ..........................      --       --      303     --       --
                                      -------  ------- ------- -------  -------
Net income (loss)...................  $(1,675) $ 6,188 $ 3,606 $ 1,751  $    70
                                      =======  ======= ======= =======  =======
Per share amounts:
  Income (loss) from continuing
   operations.......................  $ (0.15) $  0.56 $  0.37 $  0.25  $  0.08
                                      =======  ======= ======= =======  =======
  Net income (loss).................  $ (0.15) $  0.56 $  0.40 $  0.20  $  0.01
                                      =======  ======= ======= =======  =======
Shares used in per share
 calculations.......................   11,180   11,051   8,915   8,621    8,061
                                      =======  ======= ======= =======  =======
                                                     MARCH 31,
                                      -----------------------------------------
                                       1997     1996    1995    1994     1993
                                      -------  ------- ------- -------  -------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-
 term marketable securities.........  $38,045  $42,890 $ 8,655 $ 4,932  $ 6,932
Working capital.....................   41,259   45,265  11,457   8,208    6,913
Total assets........................   69,329   67,300  19,142  14,427   10,168
Redeemable preferred stock..........      --       --   11,363  10,849   10,335
Stockholders' equity (deficit)......   58,531   57,234   2,388  (1,239)  (2,480)

 MAXIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                                 OF OPERATIONS

RESULTS OF OPERATIONS

 Net revenues

                                        1997   DECREASE  1996   INCREASE  1995
                                       ------- -------- ------- -------- -------
                                                    (IN THOUSANDS)
Net revenues.......................... $48,262   12.9%  $55,412   45.3%  $38,147

  Net revenues include revenues from sales of software products, less allowances for returns and promotional discounts. Net revenues also include licensing revenues and royalty advances, provided Maxis has completed all significant performance obligations under the terms of the license agreement and any amounts paid are nonrefundable. Licensing revenues are derived from licenses to third parties to develop Maxis' products for use on particular hardware platforms or for certain geographical territories, and from OEM arrangements.

  Although SimCity 2000 remained Maxis' best-selling group of products, Maxis experienced decreased revenues from these products from fiscal 1996 to fiscal 1997. SimCity 2000 was initially released for the DOS format in October 1993. SimCity, SimCity 2000 and related add-on products accounted for 46% of net revenues in fiscal 1997, as compared to 52% in fiscal 1996. During fiscal 1997, Maxis diversified its product offering with titles such as SimCopter, SimGolf, SimPark and Full Tilt II. However, Maxis' two most significant releases, SimCopter and SimGolf were shipped in mid-November--relatively late in the holiday buying season. In addition, Maxis originally had planned to release the follow-on product to SimCity 2000 in March 1997, but subsequently deferred the introduction until fiscal 1998. The delayed release of these products, as well as others, coupled with a difficult retail environment and intense competition for retail shelf space resulted in a significant shortfall in anticipated revenues for fiscal 1997.

  The increase in net revenues from fiscal 1995 to fiscal 1996 was due primarily to demand for Maxis' products, especially the Sim family of products. Maxis' top three selling products for fiscal 1996 were SimCity 2000, SimTower and SimIsle. SimCity, SimCity 2000 and related add-on products accounted for 52% of fiscal 1996 net revenues. During fiscal 1995, the same family of products accounted for 59% of net revenues. SimTown was Maxis' best-selling product in its learning line, a segment that grew to 18% of net revenues in fiscal 1996, from 11% in fiscal 1995. During fiscal 1996, Maxis' product releases included SimCity 2000 Special Edition, SimIsle, SimTower for Windows, SimTown for Windows and Full Tilt! Pinball, as well as several affiliate partner products.

  International revenues, including foreign licensing, comprised 33% of total net revenues in fiscal 1997, as compared to 20% in fiscal 1996. The increase was driven primarily by the March 1997 release of Kick Off '97 in Europe. During fiscal 1996, international expansion also contributed to overall revenue growth with international sales reaching 20% of net revenues in fiscal 1996, an increase from 15% of net revenues in fiscal 1995. Major territories contributing to Maxis' international growth were Japan and Europe. During fiscal 1998, Maxis expects that international revenues will increase in absolute dollars. A portion of Maxis' international sales are denominated in foreign currencies and, accordingly, Maxis is subject to foreign currency exchange risk.

  Affiliate partner sales were 7%, 10%, and 11% of net revenues in fiscal 1997, 1996 and 1995, respectively. Maxis recently evaluated the market for its affiliate products and recognized that many affiliates do not have the necessary resources to support their product lines in light of the increasing competition for retail space. Consequently, Maxis decided to significantly scale down its affiliate label program, and therefore expects a significantly reduced revenue contribution from affiliate products in fiscal 1998.

 Cost of revenues

                                     1997    DECREASE  1996    INCREASE  1995
                                    -------  -------- -------  -------- -------
                                             (DOLLARS IN THOUSANDS)
Cost of revenues................... $16,899    5.6%   $17,897    26.2%  $14,186
Gross profit.......................    65.0%             67.7%             62.8%

  Maxis' cost of revenues includes all costs of media, manuals, duplication, packaging materials, assembly and freight. In addition, royalties are included in cost of revenues. Maxis' gross profit is affected by the mix of sales among products that are developed or licensed by Maxis and affiliate partner products that are developed by third parties and distributed by Maxis. Gross profit and operating expenses are significantly lower for affiliate partner products because Maxis' services are generally limited to sales, distribution and related functions.

  The decrease in gross profit percentage from fiscal 1996 to fiscal 1997 was due to several factors. During fiscal 1997, Maxis derived a higher percentage of net revenues from game console products, due primarily to sales of SimCity 2000 for the PlayStation. The percentage of revenues from game consoles was 13% in fiscal 1997, as compared to 3% in fiscal 1996. Cost of goods sold generally is higher for game console products than for PC-based Maxis products. Also, during the third quarter of fiscal 1997, Maxis commenced shipments in Germany under a new distribution arrangement. The arrangement requires payment of fixed selling/distribution fees and customer discounts, generally resulting in lower gross margins. In addition, Maxis experienced lower average selling prices because of an increase in the percentage of revenues from sales of Maxis' lower-priced Collector's Series products and lower average selling prices for some of its older products. Finally, Maxis included sales premiums in its initial shipments of four Sim-branded titles released in the third quarter of 1997, thereby increasing the cost of goods sold for these products.

  The increase in gross profit percentage from fiscal 1995 to fiscal 1996 was primarily due to a greater mix of products with lower royalty rates.

  Maxis' gross profit percentage has fluctuated significantly on a quarterly basis. During fiscal 1997, the gross profit percentage ranged from 55.5% in the second fiscal quarter to 73.9% in the fourth fiscal quarter. Quarterly gross profit is affected by the mix of sales among products that are developed or licensed by Maxis and affiliate partner products that are developed by third parties and distributed by Maxis, as well as other factors. During fiscal 1998, Maxis expects gross profit to continue to fluctuate on a quarterly basis and further expects significantly lower gross profit in the first and second fiscal quarters relative to the third and fourth fiscal quarters, due primarily to the expected timing of certain Maxis-published product releases.

 Operating expenses

                                      1997    INCREASE  1996    INCREASE  1995
                                     -------  -------- -------  -------- ------
                                              (DOLLARS IN THOUSANDS)
Research and development............ $12,652    50.3%  $ 8,416    40.1%  $6,008
Percentage of net revenues..........    26.2%             15.2%            15.7%
Acquisition-related charge..........     --      n/a   $ 2,232     100%     --
Percentage of net revenues..........     --                4.0%             --
Sales and marketing................. $16,517    28.6%  $12,843    45.7%  $8,813
Percentage of net revenues..........    34.2%             23.2%            23.1%
General and administrative.......... $ 6,747    22.6%  $ 5,504    31.5%  $4,184
Percentage of net revenues..........    14.0%              9.9%            11.0%

RESEARCH AND DEVELOPMENT

  Research and development expenses consist primarily of personnel and equipment costs required to conduct Maxis' development efforts and to fund third party software development costs. Third party software development costs include advanced product development payments, which are expensed as paid. Maxis believes that significant investments in research and development are required to remain competitive and has therefore consistently increased the absolute amount of spending for research and development. Research and development expense as a percentage of net revenue increased from fiscal 1996 to fiscal 1997 due primarily to added expenses incurred for the development of new products and additional personnel and related costs, as well as relatively lower net revenues in fiscal 1997. Also, operating costs related to Cinematronics LLC were included in Maxis' results of operations for all of fiscal 1997. There were no such costs prior to fiscal 1997 because Maxis acquired Cinematronics LLC in March 1996. Research and development expenses as a percentage of net revenues for fiscal 1996 as compared to fiscal 1995 remained relatively unchanged. During fiscal 1998, Maxis intends to continue its investment in research and development and therefore expects these expenses to increase in absolute dollars.

  Research and development expenditures are charged to operations as incurred. Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on Maxis' product development process, technological feasibility is established upon completion of a working model. Costs incurred by Maxis between completion of the working model and the point at which the product is ready for general release have been insignificant.

ACQUISITION OF CINEMATRONICS LLC

  In March 1996 Maxis acquired for cash Cinematronics LLC, an independent developer of entertainment software based in Austin, Texas. The business combination was recorded as a purchase for accounting purposes. In connection therewith, Maxis recorded a nonrecurring acquisition related charge of approximately $2.2 million for acquired in-process technology.

SALES AND MARKETING

  Sales and marketing expenses, which include customer support services, increased significantly in absolute dollars primarily due to expansion of Maxis' domestic and European sales and marketing organizations. Also, during the first quarter of fiscal 1997, Maxis opened a sales, marketing and development office in Tokyo, Japan. There were no comparable costs prior to fiscal 1997. In addition, Maxis increased expenditures for product advertising, trade shows and marketing programs with customers. Sales and marketing expenses as a percentage of net revenue increased from fiscal 1996 to fiscal 1997 due to relatively lower net revenues in fiscal 1997. From fiscal 1995 to fiscal 1996, sales and marketing expenses as a percentage of revenues remained relatively unchanged.

  Competition for retail shelf space is extremely competitive, as well as increasingly costly. Therefore, in order to continue to distinguish Maxis and its products in the marketplace, Maxis expects to continue aggressive marketing and sales programs. Consequently, Maxis expects marketing and sales expenses to continue to increase in absolute dollars.

GENERAL AND ADMINISTRATIVE

  General and administrative expenses have increased in absolute dollars each year primarily due to increased staffing and related costs necessary to support Maxis' operations. General and administrative expenses as a percentage of net revenues increased from fiscal 1996 to fiscal 1997 due to relatively lower net revenues in fiscal 1997. In addition, Maxis incurred bad debt expenses related to the bankruptcies of two of its large customers in fiscal 1997. Excluding the bankruptcy-related charges, Maxis expects the level of general and administrative expenses to increase slightly in absolute dollars in fiscal 1998, as compared to fiscal 1997.

 Interest income

                                          1997   INCREASE  1996   INCREASE 1995
                                         ------  -------- ------  -------- ----
                                                (DOLLARS IN THOUSANDS)
Interest Income......................... $1,640    9.8%   $1,493   560.6%  $226
Percentage of Net Revenues..............    3.4%             2.7%           0.6%

  Interest income increased in absolute dollars and as a percentage of net revenues due to higher average invested cash balances and relatively lower net revenues in fiscal 1997. The significant increase in interest income from fiscal 1995 to fiscal 1996 was due to cash received in Maxis' June 1995 initial public offering.

 Provision (benefit) for income taxes

                                      1997     CHANGE  1996   INCREASE  1995
                                     -------   ------ ------  -------- ------
                                            (DOLLARS IN THOUSANDS)
Provision (Benefit) for Income
 Taxes.............................. $(1,238)   N/M   $3,825   103.6%  $1,879
Effective Income Tax Rate...........     (42)%            38%              36%

  The year-to-year fluctuations in the provision for income taxes and the effective income tax rate reflect Maxis' income growth in 1996 and adjustments to the valuation allowance for deferred tax assets in 1995. The effective annual income tax benefit rate of 42% in fiscal 1997 is due to the high level of tax-exempt interest income relative to pretax income. In fiscal year 1998, Maxis expects its effective annual income tax rate to be approximately 38%. See Note 5 to Maxis Consolidated Financial Statements.

DISCONTINUED OPERATIONS

  During fiscal 1994, Maxis discontinued certain unprofitable operations related to the development of software for commercial purposes that had been initiated in fiscal 1993. In connection with the discontinuance of these activities, Maxis incurred net losses of $600,000 and $376,000 for fiscal 1993 and fiscal 1994, respectively, and a net gain on disposal of the related assets of $303,000 in fiscal 1995. See Note 9 to Maxis Consolidated Financial Statements.

RECENTLY ISSUED ACCOUNTING STANDARD

  In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share (SFAS No. 128), which is required to be adopted on December 31, 1997. At that time, Maxis will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of common stock equivalents will be excluded. The impact is expected to result in an increase in primary earnings per share of $0.03 for the fiscal year ended March 31, 1996. There is no impact expected for the fiscal years ended March 31, 1997 and 1995. The impact of SFAS No. 128 on the calculation of fully diluted earnings per share for these years is not expected to be material.

LIQUIDITY AND CAPITAL RESOURCES

  On June 1, 1995, Maxis consummated an initial public offering of 3,450,000 shares of common stock, of which 2,450,000 were sold by Maxis. Maxis raised approximately $35,500,000 net of expenses. As of March 31, 1997, Maxis' principal sources of liquidity included cash and short-term investments of $38.0 million and longer-term investments totaling approximately $10.3 million, generally maturing one to two years from purchase. Maxis' cash and investments are available to meet seasonal working capital requirements. Seasonally higher revenues during the year-end holiday buying season generally result in increased accounts receivable and working capital during the fourth calendar quarter.

  Maxis uses its working capital to finance ongoing operations, fund the development and introduction of new products and acquire capital equipment. Maxis' operating activities used cash of $0.6 million in fiscal 1997 and provided cash of $8.1 million and $5.2 million in fiscal 1996 and 1995, respectively.

  In June 1995, Maxis entered into a seven-year lease, commencing in September 1995, for new office space to house its corporate headquarters. The lease agreement and related amendments provide for monthly payments beginning at $75,000 and escalating to $96,000 during the term of the lease. Maxis may shorten the term of the lease to five years and six months in exchange for a one-time payment equal to three months' rent. During fiscal 1998, Maxis expects to incur approximately $1.3 million in capital expenditures. From time to time, Maxis evaluates acquisitions of businesses, products or technologies that complement the business of Maxis, such as the acquisition of Cinematronics LLC. Maxis has no present understandings, commitments or agreements with respect to any material acquisitions of other businesses, products or technologies. Any such transactions, if consummated, may use a portion of Maxis' working capital or require the issuance of equity.

  Maxis believes that existing working capital and cash from operations will satisfy its liquidity and capital requirements for at least the next year.

RISK FACTORS

  In addition to the Risk Factors related to the Merger and the Electronic Arts Common Stock to be issued in connection with the Merger set forth above beginning on page 17, the following are additional Risk Factors related to the business and operations of Maxis.

  Preceding sections of this "Maxis Management's Discussion and Analysis of Financial Condition and Results of Operations," contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934, including, but not limited to, statements regarding Maxis' potential for future success, the revenue potential of international markets and game consoles, gross profit and net income on a quarterly basis, the level of affiliated product revenues, research and development expenses, sales and marketing expenses, general and administrative expenses, the anticipated effective income tax rate, future capital expenditures and Maxis' ability to satisfy its liquidity and working capital requirements of the next year. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and elsewhere in this Proxy Statement/Prospectus.

  Maxis has experienced, and expects to continue to experience, significant fluctuations in operating results due to a variety of factors, including the size and rate of growth of the consumer software market, market acceptance of Maxis' products and those of its competitors, development and promotional expenses relating to the introduction of new products or new versions of existing products, seasonality, projected and actual changes in computing platforms, the timing and success of product introductions, product returns, changes in pricing policies by Maxis or its competitors, the accuracy of retailers' forecasts of consumer demand, the timing of orders from major customers and order cancellations.

  Maxis' operating results also may fluctuate significantly due to changes in product plans or delays in completing and shipping products. For example, in July 1996 Maxis discontinued the development of The Mindwarp, an action game scheduled to ship during fiscal 1997. In connection with this decision, Maxis closed its Utah development office. In mid-November 1996, Maxis released SimCopter approximately one month later than originally planned. Due to the importance of the holiday buying season, the delay in shipping SimCopter resulted in a significant shortfall in Maxis' anticipated revenues for the quarter and fiscal year. Such risks apply to all of Maxis' products under development.

  SimCity, its successor Sim City 2000 and related add-on products represented 46% of net revenues of Maxis for fiscal 1997 and 52% of net revenues for fiscal 1996. Maxis originally planned to release the follow on product to SimCity 2000 in March 1997, but has deferred the introduction until fiscal 1998. Failure to ship SimCity 3000 for the calendar 1997 holiday season would have a material adverse effect on the operating results of Maxis during the current fiscal year and, in particular, the third fiscal quarter.

  Sales to a limited number of distributors and retailers have constituted and are anticipated to continue to constitute a substantial majority of Maxis' net revenues. The loss of, or significant reduction in, sales attributable to any of Maxis' principal distributors or retailers could materially adversely affect Maxis' business, operating results and financial condition. Distribution and retailing businesses in the computer industry from time to time have experienced significant fluctuations in their businesses and there have been a number of business failures among such entities. For example, NeoStar, a retailer with over 650 retail stores, filed for Chapter 11 bankruptcy in September 1996. In connection with this event, Maxis incurred expenses for bad debt of $1,031,000 in fiscal 1997. Although Maxis performs periodic credit evaluations of its customers, the insolvency or business failure of any significant distributor or retailer of Maxis' products could have a material adverse effect on Maxis' business, operating results and financial condition.

  The consumer software business is highly seasonal. Net revenues typically are significantly higher during the third fiscal quarter, due primarily to the increased demand for consumer software during the calendar year-end holiday buying season. Net revenues in other quarters generally are lower and vary significantly as a result of new product introductions and other factors. The Company expects its net revenues and operating results to continue to reflect significant seasonality. There can be no assurance that Maxis will achieve consistent profitability on a quarterly or annual basis.

  Maxis' success depends on the timely introduction of successful new products to replace declining revenues from older products. In response to competitive pressures Maxis may take certain pricing and/or marketing actions. Maxis has in the past, and will likely in the future, reduce the price of older products and offer promotions to extend the life cycle of its products. Such actions could materially adversely affect Maxis' business, operating results and financial condition. Maxis may be required to pay fees in advance or to guarantee royalties, which may be substantial, to obtain licenses to intellectual properties from third parties before products incorporating such properties have been introduced or have achieved market acceptance.

  Products generally are shipped as orders are received, and accordingly Maxis operates with little backlog. Maxis' expense levels are based, in part, on its expectations regarding future sales and, as a result, operating results would be disproportionately adversely affected by a decrease in sales or a failure to meet Maxis' sales expectations. Defective products may result in higher customer support costs and product returns.

  Maxis' gross profit is affected by the mix of sales among products that are developed or licensed by Maxis and products that are developed by third party affiliate partners and distributed by Maxis. Gross profit and operating expenses are significantly lower on affiliate partner products because Maxis' services with respect to such products generally are limited to sales, distribution and related functions. Maxis evaluated the market for affiliate products and, effective in fiscal 1998, decided to scale down its affiliate program. Maxis consequently terminated all but one of its affiliate partners. While Maxis is contractually obligated to distribute products for terminated affiliates until December 31, 1997, certain affiliates may elect to discontinue their business with Maxis sooner. Because of this change in its affiliate program, Maxis expects a substantially reduced amount of net revenues from affiliate products in fiscal 1998.

  The market price of Maxis' Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results as well as other factors, such as announcements of new products by Maxis or its competitors and changes in financial estimates by securities analysts or other events. The extreme volatility of the stock market has particularly affected the market prices of equity securities of many high technology companies and prices have often been disproportionate to the operating performance of such companies. Broad market fluctuations, as well as economic conditions in general and in the software industry in particular, may adversely affect the market price of Maxis' Common Stock.

  The announcement of the Merger may increase the likelihood of a number of changes to Maxis' business, any of which could have a material adverse effect. Such changes include, but are not limited to: loss of key management, development or other personnel; deterioration of customer relationships; returns of product in excess of normal returns; reductions or cessation of orders for products, or cancellation of agreements by distributors of the Maxis product line, certain of which have already communicated their intention to take all or some of such actions; confusion of potential buyers of Maxis products; delays in product development and diminution of the Sim brand. If the Merger were not completed for any reason, Maxis could be materially adversely affected by such changes, and restoring the Maxis business to its pre-announcement value could require a substantial period of time, require significant expenditures or prove impossible. As a result of the factors described above, the failure to consummate the Merger for any reason could have a material adverse effect on Maxis' business, operating results, financial condition and stock trading price.

                  MAXIS MANAGEMENT AND EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION

                          SUMMARY COMPENSATION TABLE

  The following table sets forth the compensation paid by Maxis during each of the last three fiscal years ended March 31, 1997, to the Chief Executive Officer, the former Chief Executive Officer and the four other most highly compensated executive officers of Maxis during fiscal 1997 (the "Maxis Named Executive Officers"):

                                                                        LONG TERM
                                      ANNUAL COMPENSATION              COMPENSATION
                             ----------------------------------------- ------------
                                                                          AWARDS
                                                             OTHER      SECURITIES
                             FISCAL                          ANNUAL     UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION   YEAR   SALARY    BONUS(1)   COMPENSATION   OPTIONS    COMPENSATION(2)
---------------------------  ------ --------   --------   ------------ ------------ ---------------
Jeffrey B. Braun........      1997  $225,000       --           --           --          8,834
 Former CEO                   1996   225,000    75,600          --           --          7,733
                              1995   225,000    36,017          --           --         11,758
Samuel L. Poole.........      1997  $190,800   $22,896        5,405(3)    80,000        10,486
 CEO/President                1996   183,905    50,400        3,906(3)       --         10,414
                              1995   150,000    24,011        5,019(3)       --         12,871
Fred M. Gerson..........      1997   159,000    14,310          --        16,000        10,602
 Vice President, Chief        1996   150,000    47,925          --           --         10,621
 Financial Officer            1995    59,135(4)  7,789(4)       --       120,000         3,233
Robin D. Harper.........      1997   130,000    10,998          --        14,000         4,118
 Vice President,              1996   115,560    37,753          --           --          9,355
 Marketing                    1995   108,000    17,288          --        40,000        10,699
Douglas B. Litke........      1997   121,000     8,712          --        14,000        10,427
 Vice President,              1996   111,300    49,195          --           --         10,442
 Business Development         1995   105,000    29,408       26,672(5)    80,000         5,519
M. Ileana Seander(6)....      1997   124,960       --           --        14,000         7,532
 Former Vice President,       1996   110,000    39,545          --           --          5,081
 Sales                        1995    88,573    28,528          --        80,000         3,507

--------
(1) Represents bonus paid in fiscal year 1998 for fiscal 1997 achievements.
(2) Represents matching contributions under Maxis' 401(k) Plan and the full dollar value of life, medical, dental, vision, and long-term disability insurance premiums paid by Maxis.
(3) Represents automobile reimbursement.
(4) Fred M. Gerson joined Maxis in November 1994, five months prior to the beginning of the 1996 fiscal year.
(5) Represents relocation reimbursement.
(6) Ms. Seander left Maxis after Fiscal Year End.

OPTION/SAR GRANTS IN FISCAL 1997

  The following table sets forth further information regarding the individual grants of stock options pursuant to Maxis' stock option plans during fiscal 1997 to each of the Maxis Named Executive Officers.

                                                                GRANT DATE
                                  INDIVIDUAL GRANTS                VALUE
                           ------------------------------- ---------------------
                             NUMBER
                               OF
                           SECURITIES % OF TOTAL
                             UNDER-    OPTIONS/
                             LYING       SARS
                            OPTIONS/  GRANTED TO EXERCISE               GRANT
                              SARS    EMPLOYEES   OR BASE                DATE
                            GRANTED   IN FISCAL    PRICE   EXPIRATION  PRESENT
NAME                         (#)(1)    YEAR(1)   ($/SH)(2)  DATE(3)   VALUE $(4)
----                       ---------- ---------- --------- ---------- ----------
Jeffrey B. Braun..........      --        --         --         --          --
Samuel L. Poole...........   80,000      10.4%    $11.25    9/13/06    $522,560
Fred M. Gerson............   16,000       2.1%     11.25    9/13/06     104,512
Robin D. Harper...........   14,000       1.8%     11.25    9/13/06      91,448
Douglas B. Litke..........   14,000       1.8%     11.25    9/13/06      91,448
M. Ileana Seander.........   14,000       1.8%     11.25    9/13/06      91,448

--------
(1) Maxis granted options to purchase 789,606 shares of Maxis Common Stock during fiscal 1997, of which 769,606 were granted to employees.
(2) The exercise price may be paid in cash, check, promissory note or shares of the Maxis Common Stock, through a cashless exercise procedure involving same-day sale of the purchased shares or by any combination of such methods.
(3) Options may terminate before their expiration date if the optionee's status as an employee or consultant is terminated or upon optionee's death.
(4) The Black-Scholes option pricing model was used assuming a dividend yield of 0, a risk-free interest rate of 6.60%, an expected stock price volatility factor based upon historical experience of 61%, and an expected option life based upon an average of seven months of Maxis actual history and five years historical experience of two other software companies similar to Maxis. The attribution of values with the Black-Scholes model to stock option grants requires adoption of certain assumptions, as described above. While the assumptions are believed to be reasonable, the reader is cautioned not to infer a forecast of earnings or dividends either from the model's use or from the values adopted for the model's assumptions. Any future values realized will ultimately depend upon the excess of the stock price over the exercise price on the date the option is exercised.

OPTION EXERCISES AND HOLDINGS

  The following table sets forth information concerning option holdings for the fiscal year ended March 31, 1997 with respect to each of the Maxis Named Executive Officers. None of such options were "in-the-money" at fiscal year end. No options were exercised by any Maxis Named Executive Officer during fiscal 1997.

  AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                    VALUES

                            NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                           UNDERLYING UNEXERCISED           IN-THE-MONEY
                            OPTIONS AT FY-END (#)       OPTIONS AT FY-END ($)
                         --------------------------- ---------------------------
                         EXERCISABLE NON-EXERCISABLE EXERCISABLE NON-EXERCISABLE
                         ----------- --------------- ----------- ---------------
Jeffrey B. Braun........     --             --           --             --
Samuel L. Poole.........     --          80,000          --           $0.00
Fred M. Gerson..........     --          16,000          --            0.00
Douglas B. Litke........     --          14,000          --            0.00
Robin D. Harper.........     --          14,000          --            0.00
M. Ileana Seander.......     --          14,000          --            0.00

COMPENSATION OF DIRECTORS

  Other than reimbursement for certain expenses incurred in connection with attendance at board and committee meetings, the directors of Maxis did not receive any cash compensation for services provided as directors during fiscal 1997. Effective April 1, 1997, the Company began compensating outside directors at a rate of $2,000 per Board meeting attended and $1,000 per Board conference call attended, with the total compensation not to exceed $20,000. Outside directors may be granted nonstatutory stock options from time to time at the discretion of the Board of Directors. Currently, there are three outside directors of Maxis.

EMPLOYMENT CONTRACTS, TERMINATION AND CHANGE OF CONTROL ARRANGEMENTS

  Messrs. Braun and Wright have employment agreements with Maxis. The agreements fix their base compensation, provide for their participation in such employee benefit plans as Maxis may adopt from time to time for its management and supervisory personnel generally, and, in certain circumstances, allow for severance payments of up to six months' salary. The agreements are automatically renewed annually unless terminated by either party on 90 days' notice. The agreements also contain confidentiality, proprietary rights and dispute resolution provisions. In connection with the Merger, each of the employment agreements have been amended, effective upon the Effective Time of the Merger. The amendments to the employment agreements to provide that Messrs. Braun and Wright's titles, duties, base compensation and bonus compensation will be determined in good faith by Electronic Arts and Mr. Braun or Mr. Wright, as the case may be, and to provide that the employment agreements will terminate upon the first anniversary of the Effective Time, except for the provisions relating to severance payments.

  The 1995 Stock Plan and the 1993 Stock Option Plan (collectively, the "Option Plans") provide that in the event of a merger of Maxis with or into another corporation, the Board of Directors (or a Committee appointed by the Board of Directors) may provide for accelerated vesting of all options or stock purchase rights issued pursuant to the Option Plans. Except as set forth below, the Maxis Board of Directors has not provided for accelerated vesting of any options or stock purchase rights in connection with the Merger.

  The 1995 Employee Stock Purchase Plan (the "Stock Purchase Plan") provides that in the event of a merger of Maxis with or into another corporation, the Board of Directors may shorten the Offering Periods then in progress by setting a new Exercise Date (as those terms are defined in the Stock Purchase
Plan) and can, after prior notification, automatically exercise all options held by the participants in the Stock Purchase Plan who fail to withdraw from an Offering Period. In connection with the Merger, Maxis will set the last trading date prior to the Effective Time as a new Exercise Date and automatically exercise all options held by the participants in the Stock Purchase Plan who fail to withdraw from any Offering Period.

  In October 1995, agreements with its executive officers providing for the acceleration of unvested stock options (i) immediately preceding a change of control, if such options are not assumed, (ii) immediately preceding a change of control in the event an officer does not or will not receive upon exercise of the officer's stock purchase rights under any stock option agreement the same identical securities and/or other consideration as is received by all other stockholders in any merger, consolidation, sale, exchange or similar transaction occurring upon or after such change of control, (iii) immediately preceding any involuntary termination following a change of control or (iv) six months following a change of control, provided the officer has remained an employee of Maxis. An affirmative vote by the Maxis stockholders in favor of the Merger is considered a change of control for purposes of these agreements, however, neither such vote nor consummation of the Merger, in and of themselves, will cause any such acceleration.

  In August 1996, Maxis entered into agreements with its non-employee directors providing for the acceleration of options and restricted stock upon any change of control transaction occurring after August 12, 1998.

  Samuel L. Poole, Maxis' President and Chief Executive Officer, and Fred M. Gerson, its Chief Financial Officer, have entered into retention arrangements that provide for a payment of cash in an amount equal to one year's annual total cash compensation on the six-month anniversary of the Effective Time, if the employee is still employed by Maxis or Electronic Arts prior to those times (and such payments will accelerate if the employee is terminated by Maxis or Electronic Arts prior to such times for any reason other than cause). The early payment will not be made if such employee voluntarily terminates his employment for any reason other than a "constructive termination" by Maxis or Electronic Arts.

  Certain executive officers of Maxis have entered into retention arrangements that provide for a payment of cash equal to either three, four and one-half or six month's salary in the event that they remain with the Company until three months, four and one-half months or six months, respectively, after the Merger. If such employee is terminated by Electronic Arts or Maxis, other than for cause, such employee shall also be entitled to a severance payment upon such employee's termination with Maxis or Electronic Arts for the period equal to three, four and one-half or six months, as the case may be, after such termination. Neither the one time cash payment nor the severance payments will be made if such employee voluntarily terminates his employment for any reason other than a "constructive termination" by Maxis or Electronic Arts.

                         MAXIS PRINCIPAL STOCKHOLDERS

  The following table sets forth the beneficial ownership of the Maxis Common Stock as of May 31, 1997, with respect to (i) each person who is known by Maxis to own beneficially more than 5% of the outstanding shares of the Maxis Common Stock, (ii) each director of Maxis, (iii) each of the Maxis Named Executive Officers and (iv) all directors and executive officers of Maxis as a group.

                                                          SHARES    APPROXIMATE
                                                       BENEFICIALLY   PERCENT
NAME AND ADDRESS OF BENEFICIAL OWNER                      OWNED        OWNED
------------------------------------                   ------------ -----------
Jeffrey B. Braun (1)..................................  3,209,600      28.5%
 2121 N. California Blvd., Suite 600
 Walnut Creek, CA 94596
Warburg, Pincus Investors, L.P. (2)...................  1,593,750      14.2
 466 Lexington Avenue
 New York, NY 10017
William H. Janeway (3)................................  1,593,750      14.2
Dr. Henry Kressel (3).................................  1,593,750      14.2
William R. Wright (4).................................  1,293,400      11.5
 2121 N. California Blvd., Suite 600
 Walnut Creek, CA 94596
FMR Corp. (5).........................................    840,000       7.5
 82 Devonshire Street
 Boston, MA 02109
Samuel L. Poole (6)...................................    228,668       2.0
Avram C. Miller (7)...................................     24,000         *
Charles H. Gaylord Jr. (8)............................     20,000         *
Eric C.W. Dunn (9)....................................      5,000         *
OTHER OFFICERS
Fred M. Gerson (10) ..................................    122,348       1.1
Robin D. Harper (11)..................................     45,582         *
Douglas B. Litke (12).................................     58,431         *
M. Ileana Seander.....................................     24,375         *
All Directors and Executive Officers as a Group (16     6,707,013      59.3
 Persons) (13)........................................

--------
*   Less than one percent.
 (1) Shares held of record by a trust for the benefit of Mr. Braun.
 (2) The sole general partner of Warburg, Pincus, Investors, L.P. ("Investors") is Warburg, Pincus & Co., a New York general partnership ("WP"). E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW LLC"), manages Investors. The members of EMW LLC are substantially the same as the partners of WP. Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control both WP and EMW LLC. WP, as the sole general partner of Investors, has a 20% interest in the profits of Investors. William H. Janeway and Henry Kressel, directors of Maxis, are Managing Directors and members of EMW LLC and general partners of WP. As such, Messrs. Janeway and Kressel may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares beneficially owned by Investors and WP. All of the shares indicated as owned by Messrs. Janeway and Kressel are owned directly by Investors and are included because of Messrs. Janeway and Kressel's affiliation with Investors. Messrs. Janeway and Kressel disclaim "beneficial ownership" of these shares within the meaning of Rule 13d-3 under the Exchange Act.

 (3) All of the shares indicated as owned by Mr. Janeway and Dr. Kressel are owned directly by Warburg and are included because of their affiliation with Warburg. Mr. Janeway and Dr. Kressel disclaim "beneficial ownership" of these shares within the meaning of Rule 13d-3 under the Exchange Act.
 (4) Includes 1,193,400 shares held of record by a trust for the benefit of Mr. Wright and his family. Also includes 100,000 shares held by a trust for the benefit of a child of Mr. Wright, as to which trust Mr. Wright is not a trustee, and as to which shares Mr. Wright disclaims beneficial ownership.
 (5) Based on a Schedule 13G dated February 14, 1997 and a Report on Form 13F filed by FMR Corp. ("FMR") with the Commission. FMR, a parent holding company, has sole voting power with respect to 23,400 shares and sole dispositive power with respect to all shares indicated.
 (6) Includes 1,400 shares held by the children and grandchildren of Mr. Poole, as to which shares Mr. Poole disclaims beneficial ownership.
 (7) Includes 20,000 shares subject to stock option exercisable within 60 days of May 31, 1997.
 (8)  Shares held of record by a trust for the benefit of Mr. Gaylord.
 (9) Represents shares subject to stock option exercisable within 60 days of May 31, 1997.
(10) Includes 664 shares held by the children of Mr. Gerson, as to which shares Mr. Gerson disclaims beneficial ownership.
(11) Includes 45,000 shares held of record by a trust for the benefit of Ms. Harper and her family.
(12) Includes 57,500 shares held of record by a trust for the benefit of Mr. Litke and his spouse.
(13) Includes 69,500 shares subject to a stock option exercisable within 60 days of May 31, 1997.

                          MAXIS CERTAIN TRANSACTIONS

  In November 1994, Maxis loaned $87,000 to Fred M. Gerson, an executive officer of Maxis, in connection with the exercise of a nonqualified stock option to purchase 120,000 shares of Maxis Common Stock at $.725 per share, with interest payable at a rate of 6.24%, compounded annually, and for a term of three (3) years. The foregoing loan is secured by the Common Stock purchased by Mr. Gerson. As of March 31, 1996, the total outstanding balance on Mr. Gerson's note was $89,262. As of March 31, 1997, the total outstanding balance was $89,246. The loan is currently in good standing with Maxis.

  Maxis and William R. Wright, a Director and Co-founder of Maxis, are parties to three Software Development License Agreements dated November 25, 1991 relating to the development of SimAnt, SimEarth, SimCity and SimCity Terrain Editor. Mr. Wright has received royalties from Maxis in the aggregate amount of $213,575 from March 31, 1996 through March 31, 1997, for fiscal year 1997, pursuant to these agreements.

  Maxis believes that the transactions set forth above were made on terms no less favorable to Maxis than could have been obtained from unaffiliated third parties. These transactions were, and all future transactions, between Maxis and its officers, directors, principal stockholders and their affiliates will be, approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors on the Board of Directors, and will continue to be on terms no less favorable to Maxis than could be obtained from unaffiliated third parties.

                          COMPARISON OF CAPITAL STOCK

DESCRIPTION OF ELECTRONIC ARTS CAPITAL STOCK

  The authorized capital stock of Electronic Arts consists of 70,000,000 shares of Common Stock, $0.01 par value ("Electronic Arts Common Stock"), and 1,000,000 shares of Preferred Stock, $0.01 par value. The Electronic Arts Board has unanimously determined that it would be in the best interests of Electronic Arts and its stockholders to amend Electronic Arts' Certificate of Incorporation to increase the number of authorized shares of Electronic Arts Common Stock by 34,000,000 shares to a total of 104,000,000 shares and currently intends to solicit the approval of such amendment and increase by the stockholders of Electronic Arts at Electronic Arts' Annual Meeting of Stockholders to be held on July 31, 1997. Such action is not being taken in connection with the Merger and is neither necessary for, nor a condition to, consummation of the Merger.

  Electronic Arts Common Stock. As of May 31, 1997, there were approximately 54,243,240 shares of Electronic Arts Common Stock outstanding held of record by approximately 1,955 stockholders. Electronic Arts Common Stock is listed on the Nasdaq National Market under the symbol "ERTS." Holders of Electronic Arts Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The stockholders do not have the right to cumulate votes in connection with the election of Directors. The holders of Electronic Arts Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Electronic Arts Board out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Electronic Arts, the holders of Electronic Arts Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. The Electronic Arts Common Stock has no preemptive, conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the Electronic Arts Common Stock. All outstanding shares of Electronic Arts Common Stock are fully paid and non-assessable, and the shares of Electronic Arts Common Stock to be outstanding upon completion of the Merger will be fully paid and non-assessable.

  Electronic Arts Preferred Stock. Electronic Arts has 1,000,000 shares of Preferred Stock authorized, and no shares are outstanding. The Electronic Arts Board has the authority to provide for the issuance of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase or decrease the shares of any such series. Although it presently has no intention to do so, the Electronic Arts Board, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power or other rights of the holders of Electronic Arts Common Stock, potentially delaying, deferring or preventing a change in control of Electronic Arts.

  Electronic Arts Transfer Agent and Registrar. The Transfer Agent and Registrar for the Electronic Arts Common Stock is Norwest Bank Minnesota, N.A., 161 North Concord Exchange, P.O. Box 738, So. St. Paul, MN. 55075. Its phone number is (800) 767-3330.

DESCRIPTION OF MAXIS CAPITAL STOCK

  The authorized capital stock of Maxis consists of 40,000,000 shares of Common Stock, $0.0001 par value ("Maxis Common Stock"), and 5,000,000 shares of Preferred Stock, $0.0001 par value.

  Maxis Common Stock. As of May 31, 1997, there were approximately 11,245,883 shares of Maxis Common Stock outstanding held of record by approximately 142 stockholders. Maxis Common Stock is listed on the Nasdaq National Market under the symbol "MXIS." Holders of Maxis Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders except that, in the election of Directors, stockholders are entitled to cumulate their votes. See "Comparison of Rights of Holders of Electronic Arts Common Stock and Holders of Maxis Common Stock--Election of Directors." The holders of Maxis Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Maxis Board out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Maxis, the holders of Maxis Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. The Maxis Common Stock has no preemptive, conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the Maxis Common Stock. All outstanding shares of Maxis Common Stock are fully paid and non-assessable.

  Maxis Preferred Stock. Maxis has 5,000,000 shares of Preferred Stock authorized, and no shares are outstanding. The Maxis Board has the authority to provide for the issuance of Preferred Stock in one or more series, to determine or alter the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, and to increase or decrease the number of shares of any such series subsequent to the issuance of shares of that series, to determine the designation of any series and to fix the number of shares of any series.

  Maxis Transfer Agent and Registrar. The Transfer Agent and Registrar for the Maxis Common Stock is Harris Trust Company of California, 601 South Figueroa, Suite 4900, Los Angeles, CA 90017. Its phone number is (213) 239-0671.

COMPARISON OF RIGHTS OF HOLDERS OF ELECTRONIC ARTS COMMON STOCK AND HOLDERS OF
                              MAXIS COMMON STOCK

  After consummation of the Merger, the holders of Maxis Common Stock who receive Electronic Arts Common Stock under the terms of the Reorganization Agreement will become stockholders of Electronic Arts. Because Maxis and Electronic Arts are both Delaware corporations, Maxis stockholders' rights will continue to be governed by the DGCL. Additionally, as stockholders of Maxis, their rights are presently governed by the Maxis Certificate of Incorporation, as amended (the "Maxis Charter") and the Maxis Bylaws. As stockholders of Electronic Arts, their rights following the consummation of the Merger will instead be governed by the Electronic Arts Certificate of Incorporation (the "Electronic Arts Charter") and the Electronic Arts Bylaws. The following discussion summarizes only the material differences between the rights of holders of Electronic Arts Common Stock and holders of Maxis Common Stock under the charters and bylaws of Electronic Arts and Maxis. This summary does not purport to be complete and is qualified in its entirety by reference to the Electronic Arts Charter and Bylaws, the Maxis Charter and Bylaws and the relevant provisions of the DGCL.

  Election of Directors. In electing Directors, holders of Maxis Common Stock are permitted to cumulate their votes such that each share of stock normally having one vote is entitled to a number of votes equal to the number of directors to be elected. A shareholder may then cast all such votes for a single candidate or may allocate them among as many candidates as the shareholder may choose. Unlike the holders of Maxis Common Stock, the holders of Electronic Arts Common Stock are not permitted to cumulate votes in electing directors. Without cumulative voting, the holders of a majority of the shares present at an annual meeting or any special meeting held to elect directors have the power to elect all the directors to be elected at that meeting, and no person can be elected without the support of holders of a majority of the shares voting at such meeting.

  Percentage of Voting Stock; Influence Over Affairs. Upon completion of the Merger, the percentage ownership of Electronic Arts by each former Maxis stockholder will be substantially less than such stockholder's current percentage ownership of Maxis. Accordingly, former Maxis stockholders will have a significantly smaller voting influence over the affairs of Electronic Arts than they currently enjoy over the affairs of Maxis.

                                    EXPERTS

  The consolidated financial statements of Electronic Arts for the fiscal years ending March 31, 1997, 1996 and 1995, have been audited by KPMG Peat Marwick LLP, independent auditors, as set forth in their report included herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The consolidated financial statements of Maxis Inc., at March 31, 1997 and 1996 and for each of the three years in the period ended March 31, 1997, appearing in this Proxy Statement/Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report included herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

  The validity of the Electronic Arts Common Stock issuable pursuant to the Merger will be passed on by Fenwick & West LLP, Palo Alto, California. Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, is acting as counsel for Maxis in connection with certain legal matters relating to the Merger.

                         INDEX TO FINANCIAL STATEMENTS

Electronic Arts Inc.
  Independent Auditors' Report............................................  F-2
  Consolidated Balance Sheets as of March 31, 1997 and 1996...............  F-3
  Consolidated Statements of Income for the Years Ended March 31, 1997,
   1996 and 1995..........................................................  F-4
  Consolidated Statements of Stockholders' Equity for the Years Ended
   March 31, 1997, 1996 and 1995..........................................  F-5
  Consolidated Statements of Cash Flows for the Years Ended March 31,
   1997, 1996 and 1995....................................................  F-6
  Notes to Consolidated Financial Statements for the Years Ended March 31,
   1997, 1996 and 1995....................................................  F-7
Maxis, Inc.
  Independent Auditors' Report............................................ F-20
  Consolidated Balance Sheets as of March 31, 1997 and 1996............... F-21
  Consolidated Statements of Operations for the Years Ended March 31,
   1997, 1996 and 1995.................................................... F-22
  Consolidated Statements of Stockholders' Equity (Deficit) for the Years
   Ended March 31, 1997, 1996 and 1995.................................... F-23
  Consolidated Statements of Cash Flows for the Years Ended March 31,
   1997, 1996 and 1995.................................................... F-24
  Notes to Consolidated Financial Statements for the Years Ended March 31,
   1997, 1996 and 1995.................................................... F-25

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Electronic Arts Inc. and Subsidiaries:

  We have audited the accompanying consolidated balance sheets of Electronic Arts Inc. and subsidiaries as of March 31, 1997 and 1996 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended March 31, 1997. These consolidated financial statements are the responsibility of Electronic Arts Inc. management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Electronic Arts Inc. and subsidiaries at March 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1997, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Palo Alto, California
May 1, 1997, except as to Note
 14, which is as of June 4,
 1997

                        ELECTRONIC ARTS AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                MARCH 31,
                                                            ------------------
                                                              1997      1996
                                                            --------  --------
                          ASSETS
Current assets:
  Cash and short-term investments.......................... $230,096  $147,983
  Marketable securities....................................    5,548    37,869
  Receivables, less allowances of $35,486 and $27,569,
   respectively............................................   95,356    73,075
  Inventories..............................................   15,847    14,704
  Prepaid royalties........................................   10,311    14,519
  Deferred income taxes....................................    3,010       --
  Other current assets.....................................    8,875    12,188
                                                            --------  --------
    Total current assets...................................  369,043   300,338
Property and equipment, net................................   85,132    70,062
Prepaid royalties..........................................    9,351    11,030
Long-term investments......................................   24,200    24,200
Investment in affiliates...................................   25,657    15,952
Other assets...............................................    3,320     2,637
                                                            --------  --------
                                                            $516,703  $424,219
                                                            ========  ========
           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................................... $ 41,560  $ 37,019
  Accrued liabilities......................................   85,870    63,606
                                                            --------  --------
    Total current liabilities..............................  127,430   100,625
Minority interest in consolidated joint venture............       28     1,277
Stockholders' equity:
  Preferred stock, $0.01 par value. Authorized 1,000,000
   shares..................................................      --        --
  Common stock $0.01 par value. Authorized 70,000,000
   shares; issued and outstanding 54,163,398 and
   52,741,572, respectively................................      542       527
  Paid-in capital..........................................  135,510   108,078
  Retained earnings........................................  252,525   199,523
  Unrealized appreciation of investments...................    2,593    16,266
  Translation adjustment...................................   (1,925)   (2,077)
                                                            --------  --------
    Total stockholders' equity.............................  389,245   322,317
                                                            --------  --------
                                                            $516,703  $424,219
                                                            ========  ========


          See accompanying notes to consolidated financial statements.

                        ELECTRONIC ARTS AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      YEARS ENDED MARCH 31,
                                                    ---------------------------
                                                      1997     1996      1995
                                                    -------- --------  --------
Net revenues....................................... $624,766 $531,887  $493,346
Cost of goods sold.................................  312,044  273,594   263,357
                                                    -------- --------  --------
  Gross profit.....................................  312,722  258,293   229,989
Operating expenses:
  Marketing and sales..............................   85,555   72,928    61,951
  General and administrative.......................   41,742   32,207    29,308
  Research and development.........................  118,103   99,627    73,902
                                                    -------- --------  --------
    Total operating expenses.......................  245,400  204,762   165,161
                                                    -------- --------  --------
    Operating income...............................   67,322   53,531    64,828
Interest and other income, net.....................   11,639    6,021    13,250
                                                    -------- --------  --------
  Income before provision for income taxes and
   minority interest...............................   78,961   59,552    78,078
Provision for income taxes.........................   27,241   18,759    24,980
                                                    -------- --------  --------
  Income before minority interest..................   51,720   40,793    53,098
Minority interest in consolidated joint venture....    1,282     (304)    2,620
                                                    -------- --------  --------
    Net income..................................... $ 53,002 $ 40,489  $ 55,718
                                                    ======== ========  ========
Net income per share............................... $   0.96 $   0.75  $   1.07
                                                    ======== ========  ========
Number of shares used in computation...............   55,483   54,163    52,297
                                                    ======== ========  ========




          See accompanying notes to consolidated financial statements.

                        ELECTRONIC ARTS AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                   YEARS ENDED MARCH 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                         COMMON STOCK                       UNREALIZED
                         ------------- PAID-IN  RETAINED   APPRECIATION  TRANSLATION
                         SHARES AMOUNT CAPITAL  EARNINGS  OF INVESTMENTS ADJUSTMENT   TOTAL
                         ------ ------ -------- --------  -------------- ----------- --------
Balances at March 31,
 1994................... 49,974  $477  $ 65,677 $108,878     $      0      $(2,854)  $172,178
 Proceeds from sales of
  shares through
  employee stock plans
  and other plans.......    954    10     7,210                                         7,220
 Tax benefit related to
  stock options.........                  4,242                                         4,242
 Adjustment effect of
  poolings on prior
  periods...............           22        15   (1,698)                              (1,661)
 Adjustment for change
  in Kingsoft, GmbH
  fiscal year end.......                          (1,386)                              (1,386)
 Unrealized (loss) on
  investments...........                                       (1,206)                 (1,206)
 Translation adjust-
  ment..................                                                     1,968      1,968
 Net income.............                          55,718                               55,718
                         ------  ----  -------- --------     --------      -------   --------
Balances at March 31,
 1995................... 50,928   509    77,144  161,512       (1,206)        (886)   237,073
 Proceeds from sales of
  shares through
  employee stock plans
  and other plans.......  1,814    17    21,661                                        21,678
 Tax benefit related to
  stock options.........                  9,170                                         9,170
 Adjustment effect of
  immaterial pooling....            1       103     (177)                                 (73)
 Adjustment for change
  in Manley & Associates
  fiscal year end.......                          (2,301)                              (2,301)
 Unrealized gain on in-
  vestments.............                                       17,472                  17,472
 Translation adjust-
  ment..................                                                    (1,191)    (1,191)
 Net income.............                          40,489                               40,489
                         ------  ----  -------- --------     --------      -------   --------
Balances at March 31,
 1996................... 52,742   527   108,078  199,523       16,266       (2,077)   322,317
 Proceeds from sales of
  shares through
  employee stock plans
  and other plans.......  1,421    15    20,190                                        20,205
 Tax benefit related to
  stock options.........                  7,242                                         7,242
 Unrealized (loss) on
  investments...........                                      (13,673)                (13,673)
 Translation adjust-
  ment..................                                                       152        152
 Net income.............                          53,002                               53,002
                         ------  ----  -------- --------     --------      -------   --------
Balances at March 31,
 1997................... 54,163  $542  $135,510 $252,525     $  2,593      $(1,925)  $389,245
                         ======  ====  ======== ========     ========      =======   ========

          See accompanying notes to consolidated financial statements.

                        ELECTRONIC ARTS AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                    YEARS ENDED MARCH 31
                                                 ----------------------------
                                                   1997      1996      1995
                                                 --------  --------  --------
OPERATING ACTIVITIES
Net income...................................... $ 53,002  $ 40,489  $ 55,718
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Minority interest in consolidated joint ven-
   ture.........................................   (1,282)      304    (2,620)
  Depreciation and amortization.................   21,461    15,859    10,763
  Loss (gain) on sale of fixed assets...........      164    (2,044)       76
  Equity in net loss of affiliates..............    1,566     1,746       --
  Gain on sale of marketable securities.........   (8,393)   (4,879)      --
  Adjustment for change in fiscal year end for
   pooled subsidiaries..........................      --     (2,301)   (1,386)
  Change in assets and liabilities:
    Receivables.................................  (22,281)  (16,686)    8,726
    Inventories.................................   (1,143)   (2,346)   (2,887)
    Prepaid royalties...........................    5,887   (10,598)   (5,120)
    Other assets................................    1,780    (4,214)  (11,306)
    Accounts payable............................    4,541     2,772    (1,605)
    Accrued liabilities.........................   24,765   (12,645)    6,635
    Deferred income taxes.......................      574     3,219     6,803
                                                 --------  --------  --------
      Net cash provided by operating activi-
       ties.....................................   80,641     8,676    63,797
                                                 --------  --------  --------
INVESTING ACTIVITIES
  Proceeds from sale of property and equipment..      171     4,221       527
  Proceeds from sale of marketable securities...   21,152     5,273       --
  Capital expenditures..........................  (36,212)  (56,830)  (16,503)
  Investment in affiliates......................  (11,271)   (6,387)     (472)
  Short-term investments........................  (62,132)  (11,655)    5,700
  Long-term investments.........................      --    (10,000)  (14,200)
  Acquisition of DROsoft........................      --        --     (1,397)
  Acquisition of Vision Software................      --       (500)      --
  Adjustment for effect of poolings on prior
   periods......................................      --        (73)   (1,661)
                                                 --------  --------  --------
      Net cash used in investing activities.....  (88,292)  (75,951)  (28,006)
                                                 --------  --------  --------
FINANCING ACTIVITIES
Proceeds from sales of shares through employee
 stock plans and other plans....................   20,205    21,678     7,220
Tax benefit from stock option exercises.........    7,242     9,170     4,242
                                                 --------  --------  --------
      Net cash provided by financing activi-
       ties.....................................   27,447    30,848    11,462
                                                 --------  --------  --------
Translation adjustment..........................      152    (1,191)    1,968
Minority interest on translation adjustment.....       33      (175)      282
                                                 --------  --------  --------
Increase (decrease) in cash and cash
 equivalents....................................   19,981   (37,793)   49,503
Beginning cash and cash equivalents.............  105,628   143,421    93,918
                                                 --------  --------  --------
Ending cash and cash equivalents................  125,609   105,628   143,421
Short-term investments..........................  104,487    42,355    30,700
                                                 --------  --------  --------
Ending cash and short-term investments.......... $230,096  $147,983  $174,121
                                                 ========  ========  ========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid during the year for income taxes.... $ 14,889  $  9,570  $  6,390
                                                 ========  ========  ========
NON-CASH INVESTING ACTIVITIES:
  Increase (decline) unrealized appreciation of
   investments.................................. $(19,562) $ 24,952  $ (1,206)
  Transfer of assets at net book value to affil-
   iated company................................      --        --      6,003
                                                 ========  ========  ========

          See accompanying notes to consolidated financial statements.

                       ELECTRONIC ARTS AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         MARCH 31, 1997, 1996 AND 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

  The accompanying consolidated financial statements include the accounts of Electronic Arts Inc. and its wholly-owned subsidiaries (the "Company") and its majority owned subsidiary Electronic Arts Victor Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

  A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements of the Company follows:

 (a) Fiscal Year

  The Company's fiscal year is reported on a 52/53-week period that ends on the Saturday nearest to March 31 in each year. The results of operations for fiscal 1997 and 1996 contain 52 and 53 weeks, respectively. Since the results of an additional week are not material, and for clarity of presentation herein, all fiscal periods are treated as ending on a calendar month end.

 (b) Revenue Recognition

  Product Sales: Revenue is recognized when the product is shipped. Subject to certain limitations, the Company permits customers to obtain exchanges within certain specified periods and provides price protection on certain unsold merchandise. Revenue is reflected net of an allowance for returns and price protection.

  Software Licenses: For those agreements which provide the customers the right to multiple copies in exchange for guaranteed amounts, revenue is recognized at delivery of the product master or the first copy. Per copy royalties on sales that exceed the guarantee are recognized as earned.

  Revenue from the licensing of software was $22,095,000, $27,018,000, and $21,001,000 for the fiscal years ended March 31, 1997, 1996 and 1995, respectively.

 (c) Cash and Investments

  Cash equivalents consist of highly liquid investments with insignificant rate risk and with maturities of three months or less at the date of purchase. Short-term investments include securities with maturities greater than three months and less than one year, except for certain investments with stated maturities greater than one year. Long-term investments consist of securities with maturities greater than one year.

  The Company accounts for investments under Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, ("SFAS 115"). The Company's policy is to protect the value of its investment portfolio and to minimize principal risk by earning returns based on current interest rates. The Company has classified short-term investments as "available-for-sale" and applicable investments are stated at fair value which approximates cost. The cost of securities sold is based upon the specific identification method.

 (d) Prepaid Royalties

  Prepaid royalties represent prepayments made to independent software developers under development agreements. Prepaid royalties are expensed at the contractual royalty rate as cost of goods sold based on actual net product sales. Management evaluates the future realization of prepaid royalties quarterly, and charges to

                       ELECTRONIC ARTS AND SUBSIDIARIES

                         MARCH 31, 1997, 1996 AND 1995

research and development expense any amounts that management deems unlikely to be amortized at the contract royalty rate through product sales. Royalty advances are classified as current and noncurrent assets based upon estimated net product sales within the next year.

 (e) Software Development Costs

  Statement of Financial Accounting Standards No. 86 provides for the capitalization of certain software development costs once technological feasibility is established. The capitalized costs are then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater. No software development costs have been capitalized to date as the impact on the financial statements for all periods presented is immaterial.

 (f) Inventories

  Inventories are stated at the lower of cost or market. Inventories at March 31, 1997 and 1996 consisted of:

                                                                 1997    1996
                                                                ------- -------
                                                                (IN THOUSANDS)
       Raw materials and work in process....................... $ 3,706 $ 2,160
       Finished goods..........................................  12,141  12,544
                                                                ------- -------
                                                                $15,847 $14,704
                                                                ======= =======

 (g) Outside Production Costs

  The Company defers the outside production costs of the film content of its products. Such costs are expensed as cost of goods sold based on actual net product sales. Film costs deferred as of March 31, 1997 and 1996 were $926,000 and $5,500,000, respectively.

 (h) Advertising costs

  The Company generally expenses advertising costs as incurred, except for production costs associated with media campaigns which are deferred and charged to expense at the first run of the ad. Cooperative advertising with distributors and retailers is accrued when revenue is recognized. Cooperative advertising credits are reimbursed when qualifying claims are submitted. For the fiscal years ended March 31, 1997, 1996 and 1995, advertising expenses totaled approximately $34,263,000, $28,437,000 and $28,065,000, respectively.

 (i) Property and Equipment

  Property and equipment are stated at cost. Depreciation of furniture and equipment is computed using the declining balance method over the estimated useful lives of the respective assets, which range from three to seven years. Depreciation on new management information systems is computed using the straight-line method over the estimated useful lives of the respective assets, which range from four to seven years. Buildings are being depreciated using the straight line method over 20 years. Amortization of leasehold improvements is computed using the declining balance method over the lesser of the lease terms or the estimated useful lives of the improvements.

                       ELECTRONIC ARTS AND SUBSIDIARIES

                         MARCH 31, 1997, 1996 AND 1995

 (j) Intangible Assets

  Intangible assets net of amortization at March 31, 1997 and 1996 of $1,115,000, and $1,752,000, respectively, are included in other current and noncurrent assets and include costs of obtaining product technology and noncompete covenants which are amortized using the straight-line method over the lesser of their estimated useful lives or the agreement terms, typically no more than five years. Intangibles also include goodwill resulting from the purchase of DROSoft (now known as EA Spain) in November 1994 and Vision Software in March 1996. Amortization expense for fiscal years ended March 31, 1997, 1996 and 1995 was $654,000, $740,000, and $337,000, respectively.

 (k) Income Taxes

  Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

 (l) Foreign Currency Translation

  For each of the Company's foreign subsidiaries the functional currency is its local currency. Assets and liabilities of foreign operations are translated into U.S. dollars using current exchange rates, and revenues and expenses are translated into U.S. dollars using average exchange rates. The effects of foreign currency translation adjustments are deferred and included as a component of stockholders' equity.

  Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency. Included in interest and other income in the statements of income are foreign currency transaction gains (losses) of ($1,024,000), $433,000, and $785,000, for the fiscal years ended March 31, 1997, 1996 and 1995, respectively.

 (m) Net Income Per Share

  Net income per share is based on the weighted average number of common stock and common stock equivalents from stock options outstanding during the period. There is no significant difference between primary and fully diluted earnings per share.

 (n) Employee Benefits

  The Company has a 401(k) Plan covering substantially all of its U.S. employees. The 401(k) Plan permits the Company to make discretionary contributions to employees' accounts based on the Company's financial performance. The Company contributed $405,000 and $279,000 to the Plan in fiscal 1997 and fiscal 1996, respectively. No such contributions were made during fiscal year 1995.

 (o) Stock-based Compensation

  The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25").

 (p) Impact of Recently Issued Accounting Standards

  The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121") effective

                       ELECTRONIC ARTS AND SUBSIDIARIES

                         MARCH 31, 1997, 1996 AND 1995

for the fiscal year ended March 31, 1997. SFAS 121 requires that impairment losses be recorded on long-lived assets and certain identifiable intangibles when indicators of impairment are present and the undiscounted cash flows estimated by those assets are less than the assets' carrying amounts. Adoption of this standard did not have a material impact on the Company's consolidated financial statements.

  The Company adopted SFAS No.123, "Accounting for Stock-Based Compensation" ("SFAS 123") effective for the fiscal year ended March 31, 1997. SFAS 123 establishes a fair value method of accounting for stock-based employee compensation plans. As allowed under provisions of SFAS 123, the Company has chosen to continue the intrinsic value based method for stock-based employee compensation plans and provide pro forma disclosures of net income and earnings per share as if the accounting provisions of SFAS 123 had been adopted. As the Company has elected to adopt only disclosure requirements of SFAS 123, such adoption had no effect on the Company's consolidated net income or cash flows.

  In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share." SFAS No. 128 requires dual presentation of basic earnings per share ("EPS") and diluted EPS on the face of all statements of earnings issued after December 15, 1997, for all entities with complex capital structures.

  Basic EPS is computed as net earnings divided by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock-based compensation including stock options, restricted stock awards, warrants, and other convertible securities using the treasury stock method. The Company does not anticipate the effect of the provisions of this new standard on earnings per share to be material.

 (q) Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include provisions for doubtful accounts, sales returns and allowances, warranty provisions, and estimates regarding the recoverability of prepaid royalty advances and inventory. Actual results could differ from those estimates.

 (r) Reclassifications

  Certain amounts have been reclassified to conform to fiscal 1997 presentation.

2. FINANCIAL INSTRUMENTS

 (a) Cash and Investments

                                                                    MARCH 31,
                                                                  1997    1996
                                                                 ------- -------
                                                                 (IN THOUSANDS)
     Cash and equivalents:
       Cash..................................................... $58,564 $28,078
       Municipal securities.....................................  31,940  13,885
       Money market funds.......................................  35,105  37,843
       Commercial paper.........................................     --   25,822
                                                                 ------- -------
       Cash and equivalents..................................... 125,609 105,628
                                                                 ------- -------

                       ELECTRONIC ARTS AND SUBSIDIARIES

                         MARCH 31, 1997, 1996 AND 1995

                                                         MARCH 31,
                                                       1997     1996
                                                     -------- --------
                                                      (IN THOUSANDS)
     Short-term investments:
       Commercial paper.............................   17,315    2,805
       Municipal securities.........................    9,163    5,600
       Money market preferreds......................   78,009   33,950
                                                     -------- --------
       Short-term investments.......................  104,487   42,355
                                                     -------- --------
     Cash and short-term investments................ $230,096 $147,983
                                                     ======== ========
     Long-term investments.......................... $ 24,200 $ 24,200
                                                     ======== ========

  Long-term investments are in the form of commercial notes with maturities of five to eight years secured by U.S. Treasury Notes. Such investments enable the Company to take advantage of certain tax incentives in its Puerto Rico operation and are treated as held to maturity for financial reporting purposes.

 (b) Marketable Securities

  Marketable securities are comprised of equity securities. The Company has accounted for investments in equity securities as "available-for-sale" and has stated applicable investments at fair value, with net unrealized appreciation reported as a separate component of stockholders' equity. Marketable securities had an aggregate cost of $1,559,000 and $14,123,000 at March 31, 1997 and 1996, respectively. At March 31, 1997, marketable securities included gross unrealized gains of $4,174,000 and gross unrealized losses of $185,000. At March 31, 1996 marketable securities included gross unrealized gains of $27,334,000 and gross unrealized losses of $3,588,000.

  At March 31, 1997, marketable securities included the Company's approximate 7% ownership interest in The 3DO Company ("3DO"). During fiscal 1997, the Company sold 1,220,000 shares of 3DO reducing its ownership interest to 2,013,668 shares. At March 31, 1996, the Company's ownership interest was approximately 12% of the outstanding shares of 3DO.

  For the fiscal years ended March 31, 1997 and 1996, the fair value of 3DO stock and other securities sold was $21,152,000 and $9,783,000, respectively. The gross realized gains from these sales totaled $8,393,000 and $9,112,000 for fiscal 1997 and 1996, respectively. There were no gains or losses from sales of marketable securities during 1995. The gain on sale of investments is based on the specific identification method.

 (c) Foreign Currency Forward Exchange Contracts

  The Company utilizes foreign currency forward exchange contracts to hedge foreign currency market exposures of underlying assets, liabilities and other obligations. The Company does not use forward exchange contracts for speculative or trading purposes. The Company's accounting policies for these instruments are based on the Company's designation of such instruments as hedging transactions. The criteria the Company uses for designating an instrument as a hedge include the instrument's effectiveness in risk reduction and one-to-one matching of forward exchange contracts to underlying transactions. Gains and losses on currency forward contracts that are designated and effective as hedges of anticipated transactions, for which a firm commitment has been attained, are deferred and recognized in income in the same period that the underlying transactions are settled. Gains and losses on currency forward contracts that are designated and effective as hedges of existing

                       ELECTRONIC ARTS AND SUBSIDIARIES

                         MARCH 31, 1997, 1996 AND 1995

transactions are recognized in income in the same period as losses and gains on the underlying transactions are recognized and generally offset. Gains and losses on any instruments not meeting the above criteria would be recognized in income in the current period. The Company transacts business in various foreign currencies, including European currencies. During fiscal 1997, the Company established hedging programs to protect against exposure on certain intercompany receivables that are denominated in foreign currencies through the use of foreign currency forward exchange contracts. At March 31, 1997, the Company had foreign exchange contracts, all having maturities of 90 days or less, to purchase and sell approximately $27,549,000 in foreign currencies, primarily German Deutschmarks and British Pounds.

  The difference between the face value and market value of these contracts is not significant. The counterparties to these contracts are substantial and credit worthy multinational commercial banks. The risks of counterparty nonperformance associated with these contracts are not considered to be material.

3. COMMITMENTS

LEASE OBLIGATIONS

  The Company leases its current facilities and certain equipment under non-cancelable operating lease agreements. The Company is required to pay property taxes, insurance and normal maintenance costs for certain of its facilities and will be required to pay any increases over the base year of these expenses on the remainder of the Company's facilities.

  In February 1995, the Company entered into a master operating lease for land and a building to be constructed in Redwood City, California. The initial term of the lease is for a period of three years from the earlier of the date of completion of construction or December 1998. Monthly lease payments are based upon the London Interbank Offered Rate. The Company has the option to purchase the property for the unamortized financed balance at any time after the non-cancelable lease term, or it may terminate the lease at any time after the non-cancelable term by arranging a third party sale or by making a termination payment. Should the Company elect to terminate the lease, it will guarantee a residual value of up to 85% of the unamortized value of the property. As part of the agreement, the Company must also comply with certain financial covenants.

  Total future minimum lease commitments as of March 31, 1997 are:

                                                                  (IN THOUSANDS)
     Year Ending:
       1998......................................................    $11,110
       1999......................................................      7,647
       2000......................................................      2,593
       2001......................................................      1,570
       2002......................................................      1,132
       Thereafter................................................      9,509
                                                                     -------
                                                                     $33,561
                                                                     =======

  Total rent expense for all operating leases was $10,158,000, $7,631,000, and $6,451,000, for the fiscal years ended March 31, 1997, 1996 and 1995, respectively.

                       ELECTRONIC ARTS AND SUBSIDIARIES

                         MARCH 31, 1997, 1996 AND 1995

  The current portion of deferred rent of $599,000 and $823,000 at March 31, 1997 and 1996, respectively, represents the obligation accrued for rent, calculated on the straight-line method over the lease term and is included in accrued liabilities.

4. CONCENTRATION OF CREDIT RISK

  The Company extends credit to various companies in the retail and mass merchandising industry. Collection of trade receivables may be affected by changes in economic or other industry conditions and may, accordingly, impact the Company's overall credit risk. Although the Company generally does not require collateral, the Company performs ongoing credit evaluations of its customers and reserves for potential credit losses are maintained.

  The Company had no sales to any one customer in excess of 10% of total net revenues for the fiscal years ended March 31, 1997, 1996 and 1995.

  Short-term investments are placed with high credit-quality financial institutions or in short-duration high quality securities. The Company limits the amount of credit exposure in any one institution or type of investment instrument.

5. LITIGATION

  The Company is subject to pending claims and litigation. Management, after review and consultation with counsel, considers that any liability from the disposition of such lawsuits would not have a material adverse effect upon the consolidated financial condition of the Company.

6. PREFERRED STOCK

  At March 31, 1997 and 1996, the Company had 1,000,000 shares of Preferred Stock authorized but unissued. The rights, preferences, and restrictions of the Preferred Stock may be designated by the Board of Directors without further action by the Company's stockholders.

7. STOCK PLANS

 (a) Employee Stock Purchase Plan

  The Company has an Employee Stock Purchase Plan whereby eligible employees may authorize payroll deductions of up to 10% of their compensation to purchase shares at 85% of the lower of the fair market value of the Common Stock on the date of commencement of the offering or on the last day of the six-month purchase period. The Plan commenced in September 1991. In fiscal 1997, 184,596 shares were purchased by the Company and distributed to employees at prices ranging from $21.25 to $25.18. In fiscal 1996, 154,516 shares were purchased by the Company and distributed to employees at prices ranging from $15.09 to $21.57. In fiscal 1995, 169,187 shares were purchased by the Company and distributed to employees at prices ranging from $15.09 to $15.51 per share. The weighted average fair value of the fiscal 1997 and fiscal 1996 awards was $10.413 and $8.813, respectively. At March 1997, the Company had 228,638 shares of its Common Stock reserved for future issuance under the Plan.

 (b) Stock Option Plans

  The Company's 1991 Stock Option Plan and Directors' Plan ("Option Plans") provide stock options for employees, officers and independent contractors, and for directors, respectively. Pursuant to these Option Plans,

                       ELECTRONIC ARTS AND SUBSIDIARIES

                         MARCH 31, 1997, 1996 AND 1995

the Board of Directors may grant non-qualified and incentive stock options to employees and officers and non-qualified options to independent contractors, and directors, at not less than the fair market value on the date of grant.

  The options generally expire ten years from the date of grant and are generally exercisable in monthly increments over 50 months.

  SFAS 123 requires the disclosure of pro forma net income and earnings per share had the Company adopted the fair value method as of the beginning of fiscal 1996. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of options pricing models. These models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which characteristics significantly differ from those of the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values.

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted-average assumptions used for grants made in 1997 and 1996 under the stock plans: risk-free interest rates of 5.48% to 6.36% in 1997 and 5.12% to 6.25% in 1996; expected volatility of 58% for both years; expected lives in both years of
2.42 years under the Option Plans and one year for the Employee Stock Purchase Plan. No dividends are assumed in the expected term. The Company's calculations are based on a multiple option valuation approach and forfeitures are recognized when they occur. Had compensation cost for the Company's stock-based plans been determined on the fair value at the grant date for awards consistent with the method of SFAS 123, the Company's pro forma net income and net income per share for fiscal 1997 and 1996 would have been $39,805,000 ($0.73 per share) and $33,959,000 ($0.63 per share) in fiscal 1997 and 1996, respectively.

  Because SFAS 123 is applicable only to options granted subsequent to March 31, 1995, the impact of non-vested stock options granted prior to this date has been excluded from the pro forma calculation. Accordingly, the fiscal 1997 and 1996 pro forma adjustments are not indicative of future period pro forma adjustments as the pro forma effect will not be fully reflected until subsequent years.

  Additional information regarding options outstanding as of March 31, 1997 is as follows:

                                OPTIONS OUTSTANDING       OPTIONS EXERCISABLE
                           ------------------------------ ---------------------
                                      WEIGHTED
                                       AVERAGE   WEIGHTED             WEIGHTED
                                      REMAINING  AVERAGE               AVERAGE
                           NUMBER OF CONTRACTUAL EXERCISE NUMBER OF   EXERCISE
RANGE OF EXERCISE PRICES    SHARES      LIFE      PRICE     SHARES      PRICE
------------------------   --------- ----------- -------- ----------- ---------
$ 0.720 - $ 4.469.........   841,483    3.94      $ 3.30      841,282  $   3.30
  6.250 -  13.500......... 1,084,505    6.50       13.18      775,466     13.07
 13.625 -  18.000......... 1,182,384    6.20       16.06      948,389     15.71
 18.125 -  23.000.........   528,172    7.81       19.77      228,314     19.81
 23.500 -  23.500......... 1,422,608    8.94       23.50      301,440     23.50
 23.750 -  29.750.........   719,361    8.28       26.13      270,558     26.56
 29.875 -  29.875......... 1,263,984    9.43       29.88      149,983     29.88
 30.000 -  38.625.........   900,637    8.83       32.99      173,306     32.68
                           ---------    ----      ------  -----------  --------
$ 0.720 - $38.625......... 7,943,134    7.60      $20.92    3,688,738  $  15.38
                           =========    ====      ======  ===========  ========

                       ELECTRONIC ARTS AND SUBSIDIARIES

                         MARCH 31, 1997, 1996 AND 1995

  The following summarizes the activity under the Company's stock option plans during the fiscal years ended March 31, 1997, 1996 and 1995:

                                                       OPTIONS OUTSTANDING
                                                   ----------------------------
                                                               WEIGHTED AVERAGE
                                                     SHARES     EXERCISE PRICE
                                                   ----------  ----------------
   Balance at March 31, 1994......................  6,580,797       $13.63
     Granted......................................  3,173,931        16.88
     Canceled..................................... (1,595,618)       25.36
     Exercised....................................   (810,673)        6.15
                                                   ----------       ------
   Balance at March 31, 1995 (3,497,818 shares
    were exercisable at a weighted average price
    of $10.00)....................................  7,348,437        13.31
     Granted......................................  4,312,249        28.25
     Canceled..................................... (2,321,172)       30.18
     Exercised.................................... (1,658,953)       11.30
                                                   ----------       ------
   Balance at March 31, 1996 (3,301,613 shares
    were exercisable at a weighted average price
    of $11.84)....................................  7,680,561        17.03
     Granted......................................  2,214,089        30.55
     Canceled.....................................   (714,286)       22.77
     Exercised.................................... (1,237,230)       12.85
                                                   ----------       ------
   Balance at March 31, 1997......................  7,943,134       $20.92
                                                   ==========       ======

8. PROPERTY AND EQUIPMENT

  Property and equipment at March 31, 1997 and 1996 consisted of:

                                                                1997     1996
                                                               -------  -------
                                                               (IN THOUSANDS)
     Computer equipment....................................... $87,077  $62,858
     Buildings................................................  21,590   18,921
     Office equipment, furniture and fixtures.................  15,389   11,765
     Leasehold improvements...................................   8,931    7,732
     Land.....................................................   6,475    4,766
     Warehouse equipment and other............................   3,127    2,770
                                                               -------  -------
                                                               142,589  108,812
     Less accumulated depreciation and amortization........... (57,457) (38,750)
                                                               =======  =======
                                                               $85,132  $70,062
                                                               =======  =======

  Depreciation and amortization expenses associated with property and equipment amounted to $20,807,000, $15,119,000, and $9,339,000, for the fiscal years ended March 31, 1997, 1996 and 1995, respectively.

                       ELECTRONIC ARTS AND SUBSIDIARIES

                         MARCH 31, 1997, 1996 AND 1995

9. ACCRUED LIABILITIES

  Accrued liabilities at March 31, 1997 and 1996 consisted of:

                                                                 1997    1996
                                                                ------- -------
                                                                (IN THOUSANDS)
     Accrued expenses.......................................... $19,105 $18,203
     Accrued royalties.........................................  31,841  16,889
     Accrued compensation and benefits.........................  18,279  11,480
     Accrued income taxes......................................  12,611  10,477
     Deferred income taxes.....................................   3,377   5,878
     Deferred revenue..........................................     657     679
                                                                ------- -------
                                                                $85,870 $63,606
                                                                ======= =======

10. JOINT VENTURES

 (a) Electronic Arts Victor Inc.

  The Company has a majority interest in a joint venture corporation, Electronic Arts Victor Inc. ("EAV"), for the development and distribution of entertainment software products in Japan as well as certain Asian countries. EAV is sixty-five percent owned by the Company and thirty-five percent owned by Victor Entertainment Industries, Inc. ("VEI"), (formerly Victor Musical Industries, Inc.) a wholly owned subsidiary of Victor Company of Japan, Limited. The Company has consolidated 100% of the assets, liabilities and results of operations for EAV. VEI's 35% interest in EAV and the profits or losses therefrom has been reflected as "Minority interest in consolidated joint venture" on the Company's Consolidated Financial Statements.

 (b) Creative Wonders, Inc.

  In December 1994, the Company and Capital Cities/ABC, Inc. formed Creative Wonders, Inc. (formerly ABC/EA Home Software, Inc.), a joint venture company, to publish children's edutainment and interactive entertainment multimedia titles as well as reference products for personal computers and new generation entertainment machines. Each company has a 50% ownership interest in the joint venture company. The investment is accounted for under the equity method. The Company distributes interactive titles sold by the joint venture into the retail channel.

11. INCOME TAXES

  The Company's pretax income from operations for the fiscal years ended March 31, 1997, 1996 and 1995 consisted of the following components:

                                                          1997    1996    1995
                                                         ------- ------- -------
                                                             (IN THOUSANDS)
     Domestic........................................... $30,527 $14,722 $41,330
     Foreign............................................  48,434  44,830  36,748
                                                         ------- ------- -------
         Total pretax income............................ $78,961 $59,552 $78,078
                                                         ======= ======= =======

                       ELECTRONIC ARTS AND SUBSIDIARIES

                         MARCH 31, 1997, 1996 AND 1995

  Income tax expense (benefit) for the fiscal years ended March 31, 1997, 1996 and 1995 consisted of:

                                                   CURRENT  DEFERRED   TOTAL
                                                   -------  --------   -----
                                                        (IN THOUSANDS)
     1997:
     Federal...................................... $ 7,253  $(4,439)  $ 2,814
     State........................................     848     (298)      550
     Foreign......................................  16,188      447    16,635
     Charge in lieu of taxes from employee stock
      plans.......................................   7,242      --      7,242
                                                   -------  -------   -------
                                                   $31,531  $(4,290)  $27,241
                                                   =======  =======   =======
     1996:
     Federal...................................... $(6,075) $ 2,094   $(3,981)
     State........................................    (523)     395      (128)
     Foreign......................................  13,980     (282)   13,698
     Charge in lieu of taxes from employee stock
      plans.......................................   9,170      --      9,170
                                                   -------  -------   -------
                                                   $16,552  $ 2,207   $18,759
                                                   =======  =======   =======
     1995:
     Federal...................................... $ 3,676  $ 5,955   $ 9,631
     State........................................     353    2,688     3,041
     Foreign......................................   8,066      --      8,066
     Charge in lieu of taxes from employee stock
      plans.......................................   4,242      --      4,242
                                                   -------  -------   -------
                                                   $16,337  $ 8,643   $24,980
                                                   =======  =======   =======

  The components of the net deferred tax assets as of March 31, 1997 and 1996 consist of:

                                                              1997      1996
                                                            --------  --------
                                                             (IN THOUSANDS)
     Deferred tax assets:
       Accruals, reserves and other expenses............... $ 28,495  $ 23,415
       Federal and State loss carryforwards................      --      1,553
       Foreign loss and credit carryforwards...............   11,766     8,321
         Total gross deferred tax assets...................   40,261    33,289
         Less: valuation allowance                           (11,766)   (8,321)
         Net deferred tax assets...........................   28,495    24,968
     Deferred tax liabilities:
       Undistributed earnings of DISC......................   (2,081)   (2,378)
       Prepaid royalty expenses............................  (25,385)  (20,988)
       Unrealized gains on marketable securities              (1,396)   (7,480)
                                                            --------  --------
         Total gross deferred tax liabilities..............  (28,862)  (30,846)
                                                            --------  --------
         Net deferred tax asset (liability)................ $   (367) $ (5,878)
                                                            ========  ========

  The valuation allowance relates solely to the foreign loss and foreign credit carryforwards, for which the utilization is uncertain in future periods.

                       ELECTRONIC ARTS AND SUBSIDIARIES

                         MARCH 31, 1997, 1996 AND 1995

  At March 31, 1997, the Company had no net operating loss carryforwards for Federal or State income tax purposes.

  The differences between the statutory income tax rate and the Company's effective tax rate, expressed as a percentage of income before provision for income taxes, for the years ended March 31, 1997, 1996 and 1995 were as follows:

                                                             1997  1996  1995
                                                             ----  ----  ----
        Statutory Federal tax rate.......................... 35.0% 35.0% 35.0%
        State taxes, net of Federal benefit.................  0.9   0.5   2.9
        Differences between statutory rate and foreign
         effective tax rate................................. (1.4) (3.0) (1.8)
        Foreign loss without tax benefit....................  1.6   --    3.4
        Research and development credits....................  --    --   (1.2)
        Tax exemptions on Puerto Rico operation............. (0.8) (0.7) (5.0)
        Other............................................... (0.8) (0.3) (1.3)
                                                             ----  ----  ----
                                                             34.5% 31.5% 32.0%
                                                             ====  ====  ====

  The Company does not provide for U.S. taxes on undistributed earnings of its foreign subsidiaries. At March 31, 1997, the undistributed foreign earnings of the foreign subsidiaries amounted to approximately $76,000,000. If these earnings were distributed to the parent company, foreign tax credits available under current law would substantially eliminate the resulting Federal tax liability.

  The Company's manufacturing subsidiary in Puerto Rico operates under a Puerto Rican tax incentive program which grants the Company certain percentage exemptions from Puerto Rican income, property and municipal taxes for a period of 20 years from the date of the commencement of operations. The U.S. tax benefit derived for the years-ended March 31, 1997, 1996 and 1995 was approximately $600,000, $411,000, and $3,886,000, respectively. Long-term reinvestment in Puerto Rico of the undistributed earnings of the Puerto Rico subsidiary enables the Company to take advantage of certain tax incentives. In addition, the Company has been granted an amendment to expand its exemption for certain additional operations.


12. INTEREST AND OTHER INCOME, NET

  Interest and other income, net for the years ended March 31, 1997, 1996 and 1995 consisted of:

                                1997     1996     1995
                               -------  -------  -------
                                   (IN THOUSANDS)
     Interest income.........  $ 8,059  $ 6,444  $ 4,748
     Interest expense........      (66)    (141)     (51)
     Merger-related fee......      --       --     8,600
     Gain on sale of
      marketable securities..    8,393    4,879      --
     Gain (loss) on sale of
      property and
      equipment..............     (164)   2,044      (76)
     Impairment of investment
      in affiliates..........      --    (4,700)     --
     Foreign currency gains
      (losses)...............   (1,024)     433      785
     Equity in net loss of
      affiliates.............   (1,566)  (1,746)     --
     Other expense, net......   (1,993)  (1,192)    (756)
                               -------  -------  -------
                               $11,639  $ 6,021  $13,250
                               =======  =======  =======

                       ELECTRONIC ARTS AND SUBSIDIARIES

                         MARCH 31, 1997, 1996 AND 1995

13. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

  CASH, SHORT-TERM INVESTMENTS, RECEIVABLES, ACCOUNTS PAYABLE AND ACCRUED LIABILITIES. The carrying amount approximates fair value because of the short maturity of these instruments.

  MARKETABLE SECURITIES. Fair value is based on quoted market prices.

14. SUBSEQUENT EVENT

  On June 4, 1997 the Company entered into an agreement to merge with Maxis, Inc. ("Maxis"), a California-based interactive software developer. Under the proposed transaction, approximately 4.1 million shares of Electronic Arts' stock will be exchanged for the outstanding Maxis common stock. The transaction, which is anticipated to be completed in the quarter ended September 30, 1997, will be accounted for as a pooling of interests.

15. OPERATIONS BY GEOGRAPHIC AREAS

  The Company operates in one industry segment. Information about the Company's operations in the North America and foreign areas for the fiscal years ended March 31, 1997, 1996 and 1995 is presented below:

                          NORTH            SOUTH ASIA
                         AMERICA   EUROPE   PACIFIC    JAPAN    ELIMINATIONS  TOTAL
                         -------- -------- ---------- --------  ------------ --------
                                               (IN THOUSANDS)
FISCAL 1997:
Net revenues from
 unaffiliated
 customers.............. $335,527 $223,930  $28,072   $ 37,237    $    --    $624,766
Intersegment sales......   54,530    6,938      603        122     (62,193)       --
                         -------- --------  -------   --------    --------   --------
  Total net revenues.... $390,057 $230,868  $28,675   $ 37,359    $(62,193)  $624,766
                         ======== ========  =======   ========    ========   ========
Operating income
 (loss)................. $ 23,437 $ 41,468  $ 5,652   $ (3,235)   $    --    $ 67,322
Identifiable assets..... $368,878 $116,405  $12,820   $ 18,600    $    --    $516,703
FISCAL 1996:
Net revenues from
 unaffiliated
 customers.............. $306,229 $157,999  $21,794   $ 45,865    $    --    $531,887
Intersegment sales......   49,975    9,801       54        100     (59,930)       --
                         -------- --------  -------   --------    --------   --------
  Total net revenues.... $356,204 $167,800  $21,848   $ 45,965    $(59,930)  $531,887
                         ======== ========  =======   ========    ========   ========
Operating income........ $ 14,409 $ 33,126  $ 5,114   $    882    $    --    $ 53,531
Identifiable assets..... $309,308 $ 88,446  $ 8,469   $ 17,996    $    --    $424,219
FISCAL 1995:
Net revenues from
 unaffiliated
 customers.............. $335,303 $112,907  $13,139   $ 31,997    $    --    $493,346
Intersegment sales......   55,444    3,850      101         34     (59,429)       --
                         -------- --------  -------   --------    --------   --------
  Total net revenues.... $390,747 $116,757  $13,240   $ 32,031    $(59,429)  $493,346
                         ======== ========  =======   ========    ========   ========
Operating income
 (loss)................. $ 44,276 $ 25,997  $ 2,123   $ (7,568)   $    --    $ 64,828
Identifiable assets..... $272,577 $ 50,910  $ 6,268   $ 11,484    $    --    $341,239

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Maxis, Inc.

  We have audited the accompanying consolidated balance sheets of Maxis, Inc. at March 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Maxis, Inc. at March 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1997, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Walnut Creek, California
May 5, 1997, except for Note
14 as to which the date is
June 4, 1997

                                  MAXIS, INC.

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 MARCH 31,
                                                              ----------------
                                                               1997     1996
                                                              -------  -------
                           ASSETS
Current assets:
  Cash and cash equivalents.................................. $16,387  $20,102
  Marketable securities......................................  21,658   22,788
  Accounts receivable, less allowances for returns and
   doubtful accounts of $7,782 in 1997 and $5,607 in 1996....   7,888    6,991
  Inventories................................................   2,026    1,543
  Income taxes refundable....................................   1,134      227
  Deferred income taxes......................................   2,249    2,808
  Other current assets.......................................     715      872
                                                              -------  -------
Total current assets.........................................  52,057   55,331
Long-term marketable securities..............................  10,278    6,119
Furniture and equipment, net.................................   4,630    3,243
Deferred income taxes........................................   1,991    2,023
Other assets.................................................     373      584
                                                              -------  -------
Total assets................................................. $69,329  $67,300
                                                              =======  =======
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................................... $ 1,890  $ 1,607
  Payable to affiliate partners..............................     537      631
  Royalties payable..........................................   1,214    1,373
  Accrued compensation.......................................   1,471    1,685
  Accrued advertising........................................   1,480    1,538
  Other accrued liabilities..................................   3,692    2,585
  Accrued rent...............................................     514      647
                                                              -------  -------
Total current liabilities....................................  10,798   10,066
                                                              -------  -------
Commitments
Stockholders' equity:
  Common stock, $.0001 par value; authorized shares,
   40,000,000; issued and outstanding, 11,250,438 in 1997 and
   10,989,906 in 1996........................................  53,271   50,514
  Notes receivable from stockholders.........................    (161)    (269)
  Deferred compensation......................................     (32)    (139)
  Retained earnings..........................................   5,453    7,128
                                                              -------  -------
Total stockholders' equity...................................  58,531   57,234
                                                              -------  -------
Total liabilities and stockholders' equity................... $69,329  $67,300
                                                              =======  =======

                            See accompanying notes.

                                  MAXIS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                         YEARS ENDED MARCH 31,
                                                        ------------------------
                                                         1997     1996    1995
                                                        -------  ------- -------
Net revenues..........................................  $48,262  $55,412 $38,147
Cost of revenues......................................   16,899   17,897  14,186
                                                        -------  ------- -------
Gross profit..........................................   31,363   37,515  23,961
                                                        -------  ------- -------
Operating expenses:
  Research and development............................   12,652    8,416   6,008
  Acquisition-related charge..........................      --     2,232     --
  Sales and marketing.................................   16,517   12,843   8,813
  General and administrative..........................    6,747    5,504   4,184
                                                        -------  ------- -------
Total operating expenses..............................   35,916   28,995  19,005
                                                        -------  ------- -------
Income (loss) from operations.........................   (4,553)   8,520   4,956
Interest income.......................................    1,640    1,493     226
                                                        -------  ------- -------
Income (loss) from continuing operations before income
 taxes................................................   (2,913)  10,013   5,182
Provision (benefit) for income taxes..................   (1,238)   3,825   1,879
                                                        -------  ------- -------
Income (loss) from continuing operations..............   (1,675)   6,188   3,303
Discontinued operations:
  Gain on disposal of discontinued operations (net of
   income tax expense of $173)........................      --       --      303
                                                        -------  ------- -------
Net income (loss).....................................  $(1,675) $ 6,188 $ 3,606
                                                        =======  ======= =======
Per share amounts:
  Income (loss) from continuing operations............  $  (.15) $   .56 $   .37
                                                        =======  ======= =======
  Net income (loss) per share.........................  $  (.15) $   .56 $   .40
                                                        =======  ======= =======
Shares used in per share calculations.................   11,180   11,051   8,915
                                                        =======  ======= =======


                            See accompanying notes.

                                  MAXIS, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                   YEARS ENDED MARCH 31, 1995, 1996 AND 1997
                                 (IN THOUSANDS)

                                             NOTES
                          COMMON STOCK     RECEIVABLE  RETAINED                   TOTAL
                         ---------------      FROM     EARNINGS    DEFERRED   STOCKHOLDERS'
                         SHARES  AMOUNT   STOCKHOLDERS (DEFICIT) COMPENSATION    EQUITY
                         ------  -------  ------------ --------- ------------ -------------
Balances at March 31,
 1994...................  5,806  $   944     $(118)     $(2,065)    $ --         $(1,239)
 Common stock options
  exercised.............    115       89       --           --        --              89
 Issuance of common
  stock for notes
  receivable............    410      303      (303)         --        --             --
 Repurchase of common
  stock.................    (21)     (10)        6          --        --              (4)
 Deferred compensation
  resulting from grant
  of options............    --       940       --           --       (940)           --
 Amortization of
  deferred
  compensation..........    --       --        --           --        450            450
 Net income.............    --       --        --         3,606       --           3,606
 Accretion of preferred
  stock.................    --       --        --          (514)      --            (514)
                         ------  -------     -----      -------     -----        -------
Balances at March 31,
 1995...................  6,310    2,266      (415)       1,027      (490)         2,388
 Accretion of preferred
  stock.................    --       --        --           (87)      --             (87)
 Conversion of preferred
  stock into common
  stock.................  2,094   11,449       --           --        --          11,449
 Issuance of common
  stock in initial
  public offering, net
  of issuance costs.....  2,450   35,508       --           --        --          35,508
 Common stock issued
  under stock option and
  stock purchase plans..    153      406       --           --        --             406
 Tax benefits resulting
  from employee stock
  transactions..........    --       897       --           --        --             897
 Repurchases of common
  stock.................    (17)     (12)      --           --        --             (12)
 Repayment of notes
  receivable............    --       --        146          --        --             146
 Net income.............    --       --        --         6,188       --           6,188
 Amortization of
  deferred
  compensation..........    --       --        --           --        351            351
                         ------  -------     -----      -------     -----        -------
Balances at March 31,
 1996................... 10,990   50,514      (269)       7,128      (139)        57,234
 Common stock issued
  under stock option and
  stock purchase plans..    280      807       --           --        --             807
 Tax benefits resulting
  from employee stock
  transactions..........    --     1,968       --           --        --           1,968
 Repurchases of common
  stock.................    (20)     (11)      --           --        --             (11)
 Repayment of notes
  receivable............    --        (7)      108          --        --             101
 Net loss...............    --       --        --        (1,675)      --          (1,675)
 Amortization of
  deferred
  compensation..........    --       --        --           --        107            107
                         ------  -------     -----      -------     -----        -------
Balances at March 31,
 1997................... 11,250  $53,271     $(161)     $ 5,453     $ (32)       $58,531
                         ======  =======     =====      =======     =====        =======

                            See accompanying notes.

                                  MAXIS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                    YEARS ENDED MARCH 31,
                                                    1997      1996     1995
                                                   -------  --------  -------
OPERATING ACTIVITIES
Net Income (loss)................................. $(1,675) $  6,188  $ 3,606
Adjustments to reconcile net income to net cash
 provided by (used in) operating activities:
  Provision for returns and doubtful accounts.....   2,175     2,696      930
  Depreciation....................................   1,525       991      572
  Acquisition-related charge......................     --      2,232      --
  Deferred income taxes...........................     591    (1,950)  (1,765)
  Gain on disposal of discontinued operations.....     --        --      (303)
  Amortization of deferred compensation...........     107       351      450
Changes in operating assets and liabilities:
  Accounts receivable.............................  (3,072)   (5,914)   1,558
  Inventories.....................................    (483)      148     (582)
  Income taxes refundable.........................    (907)     (354)    (908)
  Other current assets............................     157      (509)    (275)
  Other assets....................................     211      (576)     244
  Accounts payable................................     283       189      905
  Payable to affiliate partners...................     (94)      445     (311)
  Royalties payable...............................    (159)      162       92
  Accrued compensation............................    (214)      514      551
  Accrued advertising.............................     (58)      839      327
  Other accrued liabilities.......................     974     2,653      107
                                                   -------  --------  -------
Net cash provided by (used in) operating
 activities.......................................    (639)    8,105    5,198
INVESTING ACTIVITIES
Purchases of held-to-maturity securities.......... (23,627)  (24,989)  (7,280)
Maturities of held-to-maturity securities.........  20,598     5,183    7,162
Purchases of available-for-sale securities........     --     (9,000)  (3,424)
Maturities of available-for-sale securities.......     --      5,944    1,481
Additions to furniture and equipment..............  (2,912)   (2,354)  (1,560)
Net cash paid for acquisition.....................     --     (2,342)     --
                                                   -------  --------  -------
Net cash used in investing activities.............  (5,941)  (27,558)  (3,621)
FINANCING ACTIVITIES
Repayment of notes receivable from shareholders...     101       146      --
Proceeds from issuance of common stock............     --     35,508      --
Proceeds from issuance of ESPP stock..............     599       302      --
Repurchase of common stock........................     (11)      (12)      (4)
Proceeds from exercise of options.................     208       104       89
Tax benefit from exercise of stock options........   1,968       897      --
                                                   -------  --------  -------
Net cash provided by financing activities.........   2,865    36,945       85
Net increase (decrease) in cash and cash
 equivalents......................................  (3,715)   17,492    1,662
Cash and cash equivalents at beginning of year....  20,102     2,610      948
                                                   -------  --------  -------
Cash and cash equivalents at end of year.......... $16,387  $ 20,102  $ 2,610
                                                   =======  ========  =======
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING
 ACTIVITIES:
  Accretion of preferred stock.................... $   --   $     87  $   514
  Conversion of preferred stock to common stock... $   --   $ 11,449  $   --
  Issuance of common stock for notes receivable... $   --   $    --   $   303
  Repurchase of common stock in exchange for
   reduction of notes receivable.................. $   --   $    --   $    (6)
  Forgiveness of note receivable from
   stockholder.................................... $    (8) $    --   $   --
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Income tax payments............................. $   434  $  5,232  $ 4,809

                            See accompanying notes.

                                  MAXIS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. MAXIS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

COMPANY

  Maxis, Inc., a Delaware corporation, develops, publishes and markets entertainment software for personal computers and 32-bit game consoles. Maxis currently sells its software products, including affiliate partner products, in North America through software distributors, major computer and software retailing organizations, consumer electronics stores, discount warehouse stores and mail order companies. Internationally, Maxis sells its products through a combination of distribution, direct retail and licensing arrangements.

BASIS OF PRESENTATION

  The accompanying consolidated financial statements include the accounts of Maxis and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  The Company translates the accounts of its foreign subsidiaries using the local foreign currency as the functional currency. The assets and liabilities of foreign subsidiaries are translated into U.S. dollars using current exchange rates. Gains and losses from this translation have not been material. Foreign currency transaction gains and losses, which have not been material, are included in the consolidated statements of operations.

REVENUE RECOGNITION

 Product sales

  Revenue from product sales is recognized upon shipment of product to the customer, net of appropriate allowances for returns, provided that no significant vendor obligations remain and collection is deemed probable. Costs associated with certain post-sales customer obligations are accrued.

 Software licenses

  Software license revenue and royalty advances are recognized as revenue at the time Maxis has completed all significant performance obligations under the terms of the license agreement and any amounts paid are nonrefundable. Amounts received prior to revenue recognition are recorded as deferred revenue. Continuing royalties received under the terms of licensing agreements are recognized as revenue when the amount of royalties is determinable. Revenue from software license agreements totaled $4,569,000, $5,479,000 and $2,643,000 for the fiscal years ended March 31, 1997, 1996 and 1995, respectively.

MAJOR CUSTOMERS

  Net revenues from sales to one customer accounted for 10% of net revenues for the fiscal year ended March 31, 1997. Net revenues from sales to three major customers accounted for 12%, 11%, and 10% of net revenues for the fiscal year ended March 31, 1996. Net revenues from sales to one customer accounted for 19% of net revenues for the fiscal year ended March 31, 1995.

CASH AND CASH EQUIVALENTS

  Cash and cash equivalents consist of cash and highly liquid short-term cash investments with original maturities of three months or less.

                                  MAXIS, INC.

MARKETABLE SECURITIES

  Effective April 1, 1994, Maxis adopted Statement of Financial Accounting Standards No. 115 ("SFAS No. 115"), "Accounting for Certain Investments in Debt and Equity Securities." Management determines the appropriate classification of its debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when Maxis has the positive intent and ability to hold the securities to maturity. Debt securities classified as held-to-maturity are carried at amortized cost, which is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Debt securities, not classified as held-to-maturity, are classified as available-for-sale and are carried at amounts which approximate fair value. Realized gains and losses during fiscal 1997 and 1996 on available-for-sale securities were not material.

ACCOUNTS RECEIVABLE

  Maxis' accounts receivable are principally from distributors and retailers of Maxis' products. Accounts receivable are recorded net of allowances for potential credit losses ($1,794,000 and $564,000 at March 31, 1997 and 1996, respectively), and sales returns ($5,988,000 and $5,043,000 at March 31, 1997 and 1996, respectively). Maxis performs periodic credit evaluations of its customers and generally does not require collateral. Actual credit losses and sales returns may differ from Maxis' estimates, and such differences could be material to the financial statements.

INVENTORIES

  Inventories are valued at the lower of standard cost, which approximates cost, determined using the first-in, first-out method, or market. Maxis evaluates the quantities on hand relative to current selling prices and historical and forecasted sales volume. Based on these evaluations, provisions are made to write inventories down to net realizable value.

FURNITURE AND EQUIPMENT

  Furniture and equipment is stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets which range from three to seven years.

CAPITALIZED SOFTWARE COSTS

  Financial accounting standards provide for the capitalization of certain software development costs after technological feasibility of the software is established. No such costs have been capitalized because the impact on the financial statements would be immaterial.

ROYALTIES EXPENSE

  Royalties are recognized as cost of revenues based on actual net product sales or software license revenue. Royalty costs, which are included in cost of revenues, were $2,058,000, $3,291,000 and $2,304,000 in fiscal 1997, 1996 and 1995, respectively. Royalties paid to a director and stockholder of Maxis, who is the developer of some of Maxis' software products, totaled $214,000, $243,000 and $323,000 in fiscal 1997, 1996 and 1995, respectively.

INCOME TAXES

  Maxis accounts for income taxes using the liability method required by statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

                                  MAXIS, INC.

PER SHARE DATA

  Per share data is based on the weighted average number of common shares and dilutive common stock equivalents outstanding for the period. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 83, options to purchase common stock (using the treasury stock method) granted by Maxis during the 12 months immediately preceding the initial public offering date have been included in the calculation of weighted average number of common shares outstanding as if the underlying shares were outstanding for the year ended March 31, 1995.

STOCK-BASED COMPENSATION

  Maxis accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and in the year ended March 31, 1997, has adopted the "disclosure only" alternative described in Statement of Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123).

RECENTLY ISSUED ACCOUNTING STANDARD

  In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share (SFAS No. 128), which is required to be adopted for Maxis' fiscal year ended March 31, 1998. At that time, Maxis will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of common stock equivalents will be excluded. The impact is expected to result in an increase in primary earnings per share of $0.03 for the fiscal year ended March 31, 1996. There is no impact expected for the fiscal years ended March 31, 1997 and 1995. The impact of SFAS No. 128 on the calculation of fully diluted earnings per share for these years is not expected to be material.

2. MARKETABLE SECURITIES

  At March 31, 1997, Maxis' held-to-maturity and available-for-sale debt securities consist of the following (in thousands):

                                            HELD-TO-MATURITY SECURITIES
                                     -----------------------------------------
                                               GROSS      GROSS     ESTIMATED
                                             UNREALIZED UNREALIZED FAIR MARKET
                                      COST     GAINS      LOSSES      VALUE
                                     ------- ---------- ---------- -----------
   Municipal Bonds.................. $28,436    $184       --        $28,620
   Municipal Notes..................   1,000      22       --          1,022
                                     -------    ----       ---       -------
   Total held-to-maturity
    securities...................... $29,436    $206       --        $29,642
                                     =======    ====       ===       =======
                                           AVAILABLE-FOR-SALE SECURITIES
                                     -----------------------------------------
                                               GROSS      GROSS     ESTIMATED
                                             UNREALIZED UNREALIZED FAIR MARKET
                                      COST     GAINS      LOSSES      VALUE
                                     ------- ---------- ---------- -----------
   Market Auction Preferreds........ $ 8,600    $ 20       --        $ 8,620
   Money Market Funds...............   1,137     --        --          1,137
                                     -------    ----       ---       -------
     Total available-for-sale
      securities....................   9,737      20       --          9,757
                                     -------    ----       ---       -------
     Total marketable securities.... $39,173    $226       --        $39,399
                                     =======    ====       ===       =======

                                  MAXIS, INC.

  Such debt securities have been recorded as cash and cash equivalents ($7,237,000), short-term marketable securities ($21,658,000) and long-term marketable securities ($10,278,000). The contractual maturities of held-to-maturity and available-for-sale debt securities at March 31, 1997, are all two years or less. For all periods presented, realized gains and losses on available-for-sale securities were not material.

3. INVENTORIES

  Inventories consist primarily of software media, manuals and related packaging materials as follows (in thousands):

                                                                    MARCH 31,
                                                                  -------------
                                                                   1997   1996
                                                                  ------ ------
   Raw materials and work-in process............................. $1,008 $  356
   Finished goods................................................  1,018  1,187
                                                                  ------ ------
                                                                  $2,026 $1,543
                                                                  ====== ======

4. FURNITURE AND EQUIPMENT

  Furniture and equipment consists of the following (in thousands):

                                                                    MARCH 31,
                                                                  -------------
                                                                   1997   1996
                                                                  ------ ------
   Computer equipment and software............................... $5,149 $3,099
   Furniture.....................................................  1,141    955
   Office equipment..............................................  1,180    892
   Leasehold improvements........................................    969    581
                                                                  ------ ------
                                                                   8,439  5,527
   Less accumulated depreciation.................................  3,809  2,284
                                                                  ------ ------
                                                                  $4,630 $3,243
                                                                  ====== ======

5. INCOME TAXES

  Significant components of the provision (benefit) for income taxes attributable to operations are as follows (in thousands):

                                                      YEARS ENDED MARCH 31,
                                                     -------------------------
                                                      1997     1996     1995
                                                     -------  -------  -------
   Current:
     Federal........................................ $(2,373) $ 4,006  $ 2,753
     State..........................................     189    1,347      876
     Foreign........................................     355      422      188
                                                     -------  -------  -------
   Total current....................................  (1,829)   5,775    3,817
   Deferred:
     Federal........................................     967   (1,540)    (964)
     State..........................................    (376)    (410)    (296)
     Effect of valuation allowance adjustment.......     --       --      (505)
                                                     -------  -------  -------
   Total deferred...................................     591   (1,950)  (1,765)
                                                     -------  -------  -------
   Total current and deferred provision (benefit)... $(1,238) $ 3,825  $ 2,052
                                                     =======  =======  =======

                                  MAXIS, INC.

  The reconciliation of income taxes attributable to income (loss) from continuing operations computed at the U.S. federal statutory tax rates to the effective tax rate of the provision (benefit) for income taxes is as follows:

                                                   YEARS ENDED MARCH 31,
                                                  ----------------------------
                                                   1997       1996      1995
                                                  -------    -------   -------
   Tax at U.S. statutory rates...................     (35)%       35%       34%
   State income taxes............................      (4)         6         7
   Tax exempt interest...........................     (17)        (4)      --
   Foreign taxes.................................      13        --        --
   Other.........................................       1          1         4
   Effect of valuation allowance adjustment......     --         --         (9)
                                                  -------    -------   -------
                                                      (42)%       38%       36%
                                                  =======    =======   =======

  Significant components of Maxis' deferred tax assets are as follows (in thousands):

                                                                   MARCH 31,
                                                                 --------------
                                                                  1997    1996
                                                                 ------  ------
   Reserve for returns and doubtful accounts.................... $2,307  $2,386
   Expenses not currently deductible for income tax purposes....    740     981
   Depreciation.................................................    748   1,022
   Other........................................................    (41)    442
   Net operating loss carryforward..............................    486     --
                                                                 ------  ------
   Total deferred tax assets.................................... $4,240  $4,831
                                                                 ======  ======

  Maxis has state net operating loss carryforward of $5,225,000 which expire in the year 2002.

6. STOCKHOLDERS' EQUITY (DEFICIT)

COMMON STOCK

  In April 1995, Maxis was reincorporated in the State of Delaware. As part of this reincorporation, each outstanding share of the former California corporation no par common stock was converted to one share of Delaware corporation $.0001 par value common stock and each share of the former California corporation no par preferred stock was converted to two shares of the Delaware corporation $.0001 par value preferred stock. All preferred shares and per share information has been restated to reflect the effect of the conversion.

  On June 1, 1995, Maxis consummated an initial public offering of 3,450,000 shares of common stock that raised approximately $35.5 million, net of expenses. Of the 3,450,000 shares of common stock, 2,450,000 shares were sold by Maxis and 1,000,000 shares were sold by selling stockholders.

1993 STOCK OPTION PLAN

  In June 1993, Maxis established a stock option plan ("1993 Plan") under which incentive and nonqualified stock options may be granted to employees, directors and consultants of Maxis to purchase up to 1,854,000 shares of common stock. The options may be granted at an exercise price not less than 85% of the fair market value of the common stock at the date of grant. The fair market value of the common stock was determined by the Board of Directors. All options currently outstanding are immediately exercisable upon grant and generally vest over various periods as determined by the Board of Directors at the time of grant. Maxis retains the right to

                                  MAXIS, INC.

repurchase (at the original purchase price) nonvested shares held at the time of termination of employment. At March 31, 1997, 97,000 shares were subject to Maxis' right of repurchase. In June 1995, the 1993 Plan was superseded by the 1995 stock option plan. At that time, the remaining 354,000 options available for grant under the 1993 Plan were canceled.

1995 STOCK OPTION PLAN

  In May of 1995, Maxis established a stock option plan ("1995 Plan") which provides for grants of options to employees and consultants of Maxis and its subsidiaries to purchase up to 1,775,000 shares of common stock. With respect to incentive stock options granted under the 1995 Plan, the exercise price must be at least equal to the fair market value per share of common stock at the grant date. Options under the 1995 Plan generally vest and become exercisable at a rate of 25% of the shares subject to option on the first anniversary of the commencement of vesting and 25% of the shares each year thereafter.

  Changes in options outstanding during fiscal 1995, 1996 and 1997 for the combined plans were as follows:

                                                                        WEIGHTED
                                                                        AVERAGE
                                                              NUMBER    EXERCISE
                                                             OF SHARES   PRICE
                                                             ---------  --------
   Outstanding at March 31, 1994............................    12,000   $ 0.64
     Options granted........................................ 1,072,000     1.00
     Options exercised......................................  (525,000)    0.75
     Options canceled.......................................   (11,000)    0.70
                                                             ---------
   Outstanding at March 31, 1995............................   548,000     1.21
     Options granted........................................   272,000    26.80
     Options exercised......................................  (131,000)    0.80
     Options canceled.......................................   (26,000)   11.10
                                                             ---------
   Outstanding at March 31, 1996............................   663,000    11.31
     Options granted........................................   790,000    14.57
     Options exercised......................................  (230,000)    0.90
     Options canceled.......................................  (179,000)   11.80
   Outstanding at March 31, 1997............................ 1,044,000    15.99
                                                             =========
   Options vested and exercisable at March 31, 1997.........   165,000
                                                             =========
   Options available for grant at March 31, 1997............   852,000
                                                             =========

  The weighted average fair value of options granted during fiscal 1997 and 1996 is $8.44 and $15.32 per share, respectively.

  The following table summarizes information with regard to stock options outstanding at March 31, 1997:

                               OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                      -------------------------------------- ------------------------------
                                   WEIGHTED
                                    AVERAGE
                                   REMAINING     WEIGHTED                       WEIGHTED
        RANGE OF        OPTIONS   CONTRACTUAL    AVERAGE     OPTIONS VESTED     AVERAGE
    EXERCISE PRICES   OUTSTANDING    LIFE     EXERCISE PRICE AND EXERCISABLE EXERCISE PRICE
    ---------------   ----------- ----------- -------------- --------------- --------------
     $0.725-            119,000      7.55         $ 4.47         112,000         $4.27
     11.00..
     $11.25-            344,000      9.36         $11.25             --            --
     11.25..

                                  MAXIS, INC.

                               OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                      -------------------------------------- ------------------------------
                                   WEIGHTED
                                    AVERAGE
                                   REMAINING     WEIGHTED                       WEIGHTED
        RANGE OF        OPTIONS   CONTRACTUAL    AVERAGE     OPTIONS VESTED     AVERAGE
    EXERCISE PRICES   OUTSTANDING    LIFE     EXERCISE PRICE AND EXERCISABLE EXERCISE PRICE
    ---------------   ----------- ----------- -------------- --------------- --------------
     $12.00-21.50..      266,000     9.45         $14.41           8,000         $12.00
     $23.00-48.00..      315,000     8.85         $26.82          45,000         $29.25
                       ---------                                 -------
     $0.725-48.00..    1,044,000                                 165,000
                       =========                                 =======

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used from grants in 1997 and 1996:

                                                                   1997   1996
                                                                   -----  -----
     Expected volatility.......................................... .6068  .6068
     Risk-free interest rate......................................  6.41%  5.93%
     Expected life of options in years............................     5      5
     Expected dividend yield......................................   --     --

  If Maxis had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net income
(loss) and earnings (loss) per share would have been reduced (increased) to the pro forma amounts indicated in the table below (in thousands except per share amounts):

                                                        YEARS ENDED MARCH 31.
                                                        -----------------------
                                                           1997         1996
                                                        -----------  ----------
     Net income (loss)--as reported.................... $    (1,675) $    6,188
     Net income (loss)--pro forma...................... $    (2,848) $    5,747
     Net income (loss) per share--as reported.......... $     (0.15) $     0.56
     Net income (loss) per share--pro forma............ $     (0.25) $     0.52

  Because SFAS 123 is applicable only to options granted subsequent to March 31, 1995, the resulting pro forma compensation cost may not be representative of that expected in future years.

  During fiscal 1995, included in options granted and exercised are options granted to Maxis' senior management team to purchase 410,000 shares of common stock at prices from $0.73 to $0.80 per share. These options were exercised and common stock was issued in exchange for notes receivable. The notes receivable are for terms from two to nine years, bearing interest at rates ranging from 6.24% to 8.01% with interest payable semiannually and principal due at maturity.

  During fiscal 1995, Maxis issued options to purchase 1,072,000 shares of common stock. Maxis recorded deferred compensation of $940,000 for financial reporting purposes with respect to such option grants to reflect the difference between the exercise price and deemed fair value, for financial statement presentation purposes, of Maxis' common shares. Amortization of deferred compensation for the fiscal years ended March 31, 1997 and 1996, totaled $107,000 and $351,000, respectively.

                                  MAXIS, INC.

7. 1995 EMPLOYEE STOCK PURCHASE PLAN

  In May 1995 Maxis established an employee stock purchase plan ("ESPP") and has reserved an aggregate of 200,000 shares of common stock. The ESPP is intended to qualify under Section 423 of the Code and permits eligible employees of Maxis to purchase common stock through payroll deductions of up to 10% of their compensation provided that no employee may purchase more than $25,000 worth of stock in any calendar year. The ESPP is implemented with six-month purchase periods as components of 24-month offering periods, the first such purchase period commenced upon the date of the offering and ended on the last market trading day on December 29, 1995. The price of common stock purchased under the ESPP is 85% of the lower of the fair market value of the common stock on the first day of each offering period or last day of each purchase period. The ESPP will expire in the year 2005. In fiscal 1997, a total of 50,000 shares were issued under the plan at prices ranging from $10.41 to $16.79 per share. At March 31, 1997, a total of 128,000 shares were available for issuance under the plan.

8. EMPLOYEE RETIREMENT AND BENEFIT PLAN

  Maxis has a defined contribution retirement plan covering substantially all employees which operates under Section 401(k) of the Internal Revenue Code. Eligible employees may contribute amounts to the plan subject to certain limitations. Maxis matches contributions by plan participants up to 5% of the participant's pretax compensation. Retirement plan expense for fiscal 1997, 1996 and 1995 was $520,000, $321,000 and $209,000, respectively.

9. DISCONTINUED OPERATIONS

  In September 1994, Maxis received full payment of the note receivable from the management of the Division at which date the divestiture was accounted for as discontinued operations. The results of operations of the Division for the fiscal year ended March 31, 1995, were accounted for as discontinued operations in the accompanying consolidated statements of income. The sale resulted in a gain, net of applicable income taxes, of $303,000.

10. COMMITMENTS

  In June 1995 Maxis entered into a seven-year lease for new office space to house its principal corporate headquarters. The lease agreement and related amendments provide for monthly payments beginning at $75,000, escalating to $96,000 during the term of the lease. The lease is noncancelable for the first five years and six months with the option, at Maxis' election, to shorten the term of the lease for a one-time payment equal to three months rent.

  Future minimum lease payments under Maxis' operating leases for the periods ending March 31, pursuant to leases outstanding as of March 31, 1997, are due as follows (in thousands):

       1998.............................................................. $1,438
       1999..............................................................  1,170
       2000..............................................................  1,133
       2001..............................................................    837
       2002..............................................................    --
                                                                          ------
                                                                          $4,578
                                                                          ======

  Rent expense under all leases was $ 1,272,000, $1,021,000 and $486,000 for fiscal 1997, 1996 and 1995, respectively.

                                  MAXIS, INC.

11. INFORMATION BY GEOGRAPHIC AREA

  Information regarding Maxis' operations, including its foreign subsidiaries and export sales, by geographic area is as follows (in thousands):

                                                         YEARS ENDED MARCH 31,
                                                        -----------------------
                                                         1997    1996    1995
                                                        ------- ------- -------
   Net revenues:
     North America..................................... $32,705 $43,564 $32,614
     Europe............................................   9,972   7,197   4,135
     Asia / Pacific and other..........................   5,585   4,651   1,398
                                                        ------- ------- -------
                                                        $48,262 $55,412 $38,147
                                                        ======= ======= =======

12. BUSINESS COMBINATION

  In March 1996, Maxis acquired for cash Cinematronics LLC, an independent developer of entertainment software, with headquarters in Austin, Texas. The acquisition was accounted for under the purchase method. This purchase resulted in a nonrecurring acquisition related charge of $2,232,000 for acquired in-process technology. During fiscal 1996, the operations of Cinematronics LLC were not material to Maxis.

13. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                 QUARTER ENDED
                                   --------------------------------------------
                                    JUNE    SEPTEMBER DECEMBER  MARCH
                                     30        30        31      31      YEAR
                                   -------  --------- -------- -------  -------
                                    (IN THOUSANDS, EXPECT PER SHARE AMOUNTS)
Fiscal year 1997:
  Net revenues.................... $ 8,108   $ 8,004  $19,768  $12,382  $48,262
  Gross profit....................   5,128     4,441   12,642    9,152   31,363
  Net income (loss)...............  (1,416)   (2,496)   2,025      212   (1,675)
  Net income (loss) per share.....   (0.13)    (0.22)    0.18     0.02    (0.15)
Fiscal year 1996:
  Net revenues.................... $11,332   $11,779  $20,111  $12,190  $55,412
  Gross profit....................   7,742     8,536   12,912    8,325   37,515
  Net income (loss)...............   1,132     1,722    3,541     (207)   6,188
  Net income (loss) per share.....    0.12      0.15     0.31    (0.02)    0.56

14. SUBSEQUENT EVENT

  On June 4, 1997, the Company entered into an Agreement and Plan of Reorganization (the "Agreement") with Electronic Arts Inc., a Delaware corporation ("Electronic Arts"), a publicly-held company that creates, markets and distributes interactive entertainment software for a variety of hardware platforms, pursuant to which Maxis will become a wholly-owned subsidiary of Electronic Arts (the "Merger"). Under the terms of the Agreement, each share of the Company's Common Stock will be converted into the right to receive
0.3644 of a share of Electronic Arts Common Stock. Each outstanding option to purchase the Company's Common Stock will be converted into an option to purchase Electronic Arts Common Stock at an adjusted exercise price. Consummation of the Merger is conditioned upon the affirmative vote of the Company's stockholders, among other conditions. The Board of Directors of the Company has unanimously approved the Agreement and transactions contemplated thereby. A special meeting of the Company's stockholders will be held to consider and vote upon the proposed Agreement and other related matters.

                                                                      APPENDIX A

                      AGREEMENT AND PLAN OF REORGANIZATION
                                  BY AND AMONG
                              ELECTRONIC ARTS INC.
                        VILLAGE ACQUISITION CORPORATION
                                      AND
                                  MAXIS, INC.

                            Dated as of June 4, 1997

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
 ARTICLE I THE MERGER....................................................  A-4
    1.1  The Merger.....................................................   A-4
    1.2  Effective Time; Closing........................................   A-4
    1.3  Effect of the Merger...........................................   A-4
    1.4  Certificate of Incorporation; Bylaws...........................   A-5
    1.5  Directors and Officers.........................................   A-5
    1.6  Effect on Capital Stock........................................   A-5
    1.7  Dissenting Shares..............................................   A-6
    1.8  Surrender of Certificates......................................   A-6
    1.9  No Further Ownership Rights in Maxis Common Stock..............   A-7
    1.10 Lost, Stolen or Destroyed Certificates.........................   A-7
    1.11 Tax and Accounting Consequences................................   A-7
    1.12 Taking of Necessary Action; Further Action.....................   A-7
 ARTICLE II REPRESENTATIONS AND WARRANTIES OF MAXIS......................  A-8
    2.1  Organization of Maxis..........................................   A-8
    2.2  Maxis Capital Structure........................................   A-8
    2.3  Obligations With Respect to Capital Stock......................   A-9
    2.4  Authority......................................................   A-9
    2.5  Certain Statutory Provisions Not Applicable....................  A-10
    2.6  SEC Filings; Maxis Financial Statements........................  A-10
    2.7  Absence of Certain Changes or Events...........................  A-11
    2.8  Taxes..........................................................  A-11
    2.9  Intellectual Property..........................................  A-12
    2.10 Compliance; Permits; Restrictions; Insurance...................  A-13
    2.11 Litigation.....................................................  A-13
    2.12 Brokers' and Finders' Fees.....................................  A-13
    2.13 Employee Benefit Plans.........................................  A-13
    2.14 Title to Properties; Absence of Liens and Encumbrances.........  A-14
    2.15 Environmental Matters..........................................  A-14
    2.16 Employees; Labor Matters.......................................  A-15
    2.17 Agreements, Contracts and Commitments..........................  A-15
    2.18 Pooling of Interests...........................................  A-17
    2.19 Change of Control Payments.....................................  A-17
    2.20 Proxy Statement/Prospectus.....................................  A-17
    2.21 Board Approval.................................................  A-17
    2.22 Fairness Opinion...............................................  A-17
    2.23 Products and Distribution......................................  A-17
    2.24 Development Tools..............................................  A-18
    2.25 Interested Party Transactions..................................  A-18
 ARTICLE III REPRESENTATIONS AND WARRANTIES OF ELECTRONIC ARTS AND MERGER
 SUB..................................................................... A-18
    3.1  Organization of Electronic Arts and Merger Sub.................  A-18
    3.2  Electronic Arts and Merger Sub Capital Structure...............  A-19
    3.3  Authority......................................................  A-19
         Section 203 of the Delaware General Corporation Law Not
    3.4  Applicable.....................................................  A-20
    3.5  SEC Filings; Electronic Arts Financial Statements..............  A-20
    3.6  Absence of Certain Changes or Events...........................  A-21
    3.7  Pooling of Interests...........................................  A-21
    3.8  Proxy Statement/Prospectus.....................................  A-21
    3.9  Board Approval.................................................  A-21

                                                                           PAGE
                                                                           ----
 ARTICLE IV CONDUCT PRIOR TO THE EFFECTIVE TIME..........................  A-21
    4.1  Conduct of Business............................................   A-21
 ARTICLE V ADDITIONAL AGREEMENTS.........................................  A-23
    5.1  Proxy Statement/Prospectus; Registration Statement; Other
         Filings; Board Recommendations.................................   A-23
    5.2  Meetings of Stockholders.......................................   A-24
    5.3  Confidentiality................................................   A-24
    5.4  No Solicitation................................................   A-24
    5.5  Public Disclosure..............................................   A-26
    5.6  Legal Requirements.............................................   A-26
    5.7  Third Party Consents...........................................   A-26
    5.8  Notification of Certain Matters................................   A-27
    5.9  Reasonable Best Efforts and Further Assurances.................   A-27
    5.10 Stock Options and Employee Benefits............................   A-27
    5.11 Forms S-8......................................................   A-28
    5.12 Indemnification and Insurance..................................   A-28
    5.13 NMS Listing....................................................   A-29
    5.14 Maxis Affiliate Agreement......................................   A-29
    5.15 Regulatory Filings; Reasonable Efforts.........................   A-29
    5.16 Tax-Free Reorganization........................................   A-29
    5.17 Pooling Covenant...............................................   A-29
    5.18 Employee Matters...............................................   A-30
 ARTICLE VI CONDITIONS TO THE MERGER.....................................  A-30
    6.1  Conditions to Obligations of Each Party to Effect the Merger...   A-30
    6.2  Additional Conditions to Obligations of Maxis..................   A-31
         Additional Conditions to the Obligations of Electronic Arts and
    6.3  Merger Sub.....................................................   A-31
 ARTICLE VII TERMINATION, AMENDMENT AND WAIVER...........................  A-32
    7.1  Termination....................................................   A-32
    7.2  Notice of Termination; Effect of Termination...................   A-33
    7.3  Fees and Expenses..............................................   A-34
 ARTICLE VIII GENERAL PROVISIONS.........................................  A-34
    8.1  Non-Survival of Representations and Warranties.................   A-34
    8.2  Notices........................................................   A-34
    8.3  Interpretation; Knowledge......................................   A-35
    8.4  Counterparts...................................................   A-35
    8.5  Entire Agreement; Third Party Beneficiaries....................   A-35
    8.6  Severability...................................................   A-35
    8.7  Other Remedies; Specific Performance...........................   A-36
    8.8  Governing Law..................................................   A-36
    8.9  Rules of Construction..........................................   A-36
    8.10 Assignment.....................................................   A-36
    8.11 WAIVER OF JURY TRIAL...........................................   A-36

                               INDEX OF EXHIBITS

Exhibit A Form of Maxis Voting Agreement

Exhibit B Form of Maxis Affiliate Agreement

Exhibit C Form of Fenwick & West LLP Legal Opinion

Exhibit D Form of Wilson Sonsini Goodrich & Rosati, Professional Corporation, Legal Opinion

                     AGREEMENT AND PLAN OF REORGANIZATION

  This AGREEMENT AND PLAN OF REORGANIZATION (this "Agreement") is made and entered into as of June 4, 1997, among Electronic Arts Inc., a Delaware corporation ("Electronic Arts"), Village Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Electronic Arts ("Merger Sub"), and Maxis, Inc., a Delaware corporation ("Maxis").

                                   Recitals

  A. Upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law ("Delaware Law"), Electronic Arts and Maxis intend to enter into a business combination transaction.

  B. Concurrently with the execution of this Agreement, and as a condition and inducement to Electronic Arts' willingness to enter into this Agreement, a stockholder of Maxis is entering into a Voting Agreement (the "Voting Agreement") in substantially the form attached hereto as Exhibit A.

  C. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code").

  D. It is also intended by the parties hereto that the Merger (as defined below) shall qualify for accounting treatment as a pooling of interests.

  NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                   ARTICLE I

                                  The Merger

  1.1 The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Delaware Law, Merger Sub shall be merged with and into Maxis (the "Merger"), the separate corporate existence of Merger Sub shall cease and Maxis shall continue as the surviving corporation. Maxis as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

  1.2 Effective Time; Closing. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the "Certificate of Merger") (the time of such filing (or such later time as may be agreed in writing by the parties and specified in the Certificate of Merger) being the "Effective Time") as soon as practicable on or after the Closing Date (as herein defined). The closing of the Merger (the "Closing") shall take place at the offices of Fenwick & West LLP, Two Palo Alto Square, Palo Alto, California 94306, at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI, or at such other time, date and location as the parties hereto agree in writing (the "Closing Date"). The parties acknowledge that it is their express current intent that, to the extent practicable, the Closing Date shall occur on or before August 31, 1997.

  1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Maxis and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Maxis and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation. At the Effective Time, the separate existence of Merger Sub will cease and Merger Sub will be merged with and into Maxis.

  1.4 Certificate of Incorporation; Bylaws.

    (a) At the Effective Time, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation of the Surviving Corporation (subject, however, to Section 5.12); provided, however, that at the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be Maxis, Inc.

    (b) The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be, at the Effective Time, the Bylaws of the Surviving Corporation until thereafter amended, subject, however, to
  Section 5.12 hereof.

  1.5 Directors and Officers. The initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the officers of Maxis immediately prior to the Effective Time, until their respective successors are duly appointed.

  1.6 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Maxis or the holders of any of the following securities:

    (a) Conversion of Maxis Common Stock. Each share of Common Stock, $.0001 par value per share, of Maxis (the "Maxis Common Stock") issued and outstanding immediately prior to the Effective Time, (other than any shares of Maxis Common Stock to be canceled pursuant to Section 1.6(b)) will be canceled and extinguished and automatically converted (subject to Sections 1.6(e) and (f)) into 0.3644 (the "ExchangeRatio") shares of Common Stock of Electronic Arts (the "Electronic Arts Common Stock").

    (b) Cancellation of Electronic Arts-Owned Stock. Each share of Maxis Common Stock held by Maxis or owned by Merger Sub, Electronic Arts or any direct or indirect wholly owned subsidiary of Maxis or of Electronic Arts immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

    (c) Stock Options; Employee Stock Purchase Plans. At the Effective Time, all options to purchase Maxis Common Stock then outstanding under Maxis' 1993 Stock Option Plan (the "1993 Option Plan") and Maxis' 1995 Stock Plan (the "1995 Option Plan" and, collectively, the "Maxis Stock Option Plans") shall be assumed by Electronic Arts; and Section 5.10(c) hereof shall govern Maxis' 1995 Employee Stock Purchase Plan (the "ESPP").

    (d) Capital Stock of Merger Sub. Each share of Common Stock, $.01 par value per share, of Merger Sub (the "Merger Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of Common Stock, $.01 par value per share, of the Surviving Corporation. Each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such shares of capital stock of the Surviving Corporation.

    (e) Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Electronic Arts Common Stock or Maxis Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Electronic Arts Common Stock or Maxis Common Stock occurring or having a record date on or after the date hereof and prior to the Effective Time.

    (f) Fractional Shares. No fraction of a share of Electronic Arts Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Maxis Common Stock who would otherwise be entitled to a fraction of a share of Electronic Arts Common Stock (after aggregating all fractional shares of Electronic Arts Common Stock that otherwise would be received by such holder) shall receive from Electronic Arts an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the average closing price of one share of Electronic Arts Common Stock for the five (5) most recent days that Electronic Arts Common Stock has traded ending on the trading day immediately prior to the Effective Time, as reported on the Nasdaq National Market.

  1.7 Dissenting Shares. No appraisal rights will be available under Delaware Law for shares of Maxis Common Stock in connection with the Merger.

  1.8 Surrender of Certificates.

    (a) Exchange Agent. Norwest Bank Minnesota, N.A. shall act as the exchange agent (the "Exchange Agent") in the Merger.

    (b) Electronic Arts to Provide Common Stock. Promptly after the Effective Time, Electronic Arts shall make available to the Exchange Agent for exchange in accordance with this Article I, the shares of Electronic Arts Common Stock issuable pursuant to Section 1.6 in exchange for outstanding shares of Maxis Common Stock, and cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 1.6(f) and any dividends or distributions to which holders of shares of Maxis Common Stock may be entitled pursuant to Section 1.8(d).

    (c) Exchange Procedures. Promptly after the Effective Time, Electronic Arts shall cause the Exchange Agent to mail to each holder of record (as of the Effective Time) of a certificate or certificates (the "Certificates"), which immediately prior to the Effective Time represented outstanding shares of Maxis Common Stock whose shares were converted into shares of Electronic Arts Common Stock pursuant to Section 1.6, cash in lieu of any fractional shares pursuant to Section 1.6(f) and any dividends or other distributions pursuant to Section 1.8(d), (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall contain such other provisions as Electronic Arts may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Electronic Arts Common Stock, cash in lieu of any fractional shares pursuant to Section 1.6(f) and any dividends or other distributions pursuant to Section 1.8(d). Upon surrender of Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Electronic Arts, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor certificates representing the number of whole shares of Electronic Arts Common Stock into which their shares of Maxis Common Stock were converted at the Effective Time, payment in lieu of fractional shares which such holders have the right to receive pursuant to
  Section 1.6(f) and any dividends or distributions payable pursuant to
  Section 1.8(d), and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, subject to
  Section 1.8(d) as to the payment of dividends, to evidence the ownership of the number of full shares of Electronic Arts Common Stock into which such shares of Maxis Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.8(d).

    (d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the date of this Agreement with respect to Electronic Arts Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates with respect to the shares of Electronic Arts Common Stock represented thereby until the holders of record of such Certificates shall surrender such Certificates, and no cash payment in lieu of fractional shares shall be paid to such holder until the holder of record of such Certificates shall surrender such Certificates. Subject to applicable law, following surrender of any such Certificates, the Exchange Agent shall deliver to the record holders thereof, without interest, certificates representing whole shares of Electronic Arts Common Stock issued in exchange therefor along with payment in lieu of fractional shares pursuant to Section 1.6(f) hereof and the amount of any such dividends or other distributions with a record date after the Effective Time payable with respect to such whole shares of Electronic Arts Common Stock.

    (e) Transfers of Ownership. If certificates representing shares of Electronic Arts Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have paid to Electronic Arts or any agent designated by it any transfer or other taxes required by reason of the issuance of certificates representing shares of Electronic Arts Common Stock in any name other than that of the registered holder of the Certificates surrendered, or established to the satisfaction of Electronic Arts or any agent designated by it that such tax has been paid or is not payable.

    (f) No Liability. Notwithstanding anything to the contrary in this
  Section 1.8, none of the Exchange Agent, Electronic Arts, the Surviving Corporation or any party hereto shall be liable to a holder of shares of Electronic Arts Common Stock or Maxis Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

    (g) Termination of Exchange Agent Provisions. On the demand of Electronic Arts, any Electronic Arts Common Stock issuable or cash payable in accordance with this Agreement that is made available to the Exchange Agent, if not distributed to the stockholders of Maxis for one year after the Effective Time, shall no longer be made available to the Exchange Agent, and any former stockholders of Maxis who have not theretofore complied with this Section 1.8 shall thereafter look only to Electronic Arts for payment of their claim for Electronic Arts Common Stock, any cash in lieu of fractional shares of Electronic Arts Common Stock and any dividends or distributions with respect to Electronic Arts Common Stock.

  1.9 No Further Ownership Rights in Maxis Common Stock. All shares of Electronic Arts Common Stock issued in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Section 1.6(f) and 1.8(d)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Maxis Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Maxis Common Stock which were outstanding immediately prior to the Effective Time. If after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

  1.10 Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, certificates representing the shares of Electronic Arts Common Stock into which the shares of Maxis Common Stock represented by such Certificates were converted pursuant to Section 1.6, cash for fractional shares, if any, as may be required pursuant to Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.8(d); provided, however, that Electronic Arts may, in its discretion and as a condition precedent to the issuance of such certificates representing shares of Electronic Arts Common Stock, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Electronic Arts, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

  1.11 Tax and Accounting Consequences.

    (a) It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"). The parties hereto adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations.

    (b) It is intended by the parties hereto that the Merger shall qualify for accounting treatment as a pooling of interests.

  1.12 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Maxis and Merger Sub, the officers and directors of Maxis and Merger Sub will take all such lawful and necessary action. Electronic Arts shall cause Merger Sub to perform all of its obligations relating to this Agreement and the transactions contemplated hereby.

                                  ARTICLE II

                    Representations And Warranties Of Maxis

  Maxis represents and warrants to Electronic Arts and Merger Sub, subject to the exceptions disclosed in writing in the disclosure letter supplied by Maxis to Electronic Arts dated as of the date hereof and certified by a duly authorized officer of Maxis (the "Maxis Schedules"), as follows:

  2.1 Organization of Maxis.

    (a) Maxis and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation; has the corporate power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted and as proposed to be conducted; and is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified would not have a Material Adverse Effect (as defined below) on Maxis.

    (b) Maxis has delivered to Electronic Arts a true and complete list of all of Maxis' direct and indirect subsidiaries (whether wholly or partially owned by Maxis), indicating the jurisdiction of incorporation of each subsidiary, Maxis' equity interest therein and a list of any other equity holders of such subsidiary.

    (c) Maxis has delivered or made available to Electronic Arts a true and correct copy of the Certificate of Incorporation and Bylaws of Maxis and similar governing instruments of each of its subsidiaries, each as amended to date, and each such instrument is in full force and effect. Neither Maxis nor any of its subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent governing instruments.

    (d) When used in connection with an entity, the term "Material Adverse Effect" means, for purposes of this Agreement, any change, event or effect that is materially adverse to the business, assets (including intangible assets), financial condition or results of operations of such entity and its subsidiaries taken as a whole; provided, however, that (i) any adverse change, event or effect that is demonstrated to be primarily caused by conditions affecting the United States economy generally or the economy of any nation or region in which such entity or any of its subsidiaries conducts business that is material to the business of such entity and its subsidiaries, taken as a whole, shall not be taken into account in determining whether there has been or would be a "Material Adverse Effect" on or with respect to such entity, (ii) any adverse change, event or effect that is demonstrated to be primarily caused by conditions generally affecting the interactive entertainment software industry shall not be taken into account in determining whether there has been or would be a "Material Adverse Effect" on or with respect to such entity and (iii) any adverse change, event or effect that is demonstrated to be primarily caused by the announcement or pendency of the Merger shall not be taken into account in determining whether there has been or would be a "Material Adverse Effect" on or with respect to such entity.

  2.2 Maxis Capital Structure. The authorized capital stock of Maxis consists of 40,000,000 shares of Common Stock, $.0001 par value per share, of which there were 11,255,934 shares issued and outstanding as of March 31, 1997 and 5,000,000 shares of Preferred Stock, $.0001 par value per share, of which no shares are issued or outstanding. All outstanding shares of Maxis Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Maxis or any agreement or document to which Maxis is a party or by which it is bound. As of March 31, 1997, Maxis had reserved an aggregate of 1,854,000 and 1,775,000 shares, respectively, of Maxis Common Stock, net of exercises, for issuance to employees, consultants and non-employee directors pursuant to the 1993 Option Plan and the 1995 Option Plan, under which options are outstanding for an aggregate of 120,438 shares and 923,308 shares, respectively, and under which no shares and 851,692 shares, respectively, are available for grant as of March 31, 1997. All shares of Maxis Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. The Maxis Schedules list for each person who held options to acquire shares of Maxis Common Stock at March 31, 1997, the name of the holder of such option, the exercise price of such option, the number of shares as to which such option will have vested at such date, the vesting schedule for such option and whether the exercisability of such option will be accelerated in any way by the transactions contemplated by this Agreement, and indicate the extent of acceleration, if any. As of March 31, 1997, an aggregate of 200,000 shares of Maxis Common Stock were reserved for issuance pursuant to the ESPP.

  2.3 Obligations With Respect to Capital Stock. Except as set forth in
Section 2.2, there are no equity securities, partnership interests or similar ownership interests of any class of Maxis, or any securities exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except for securities Maxis owns, directly or indirectly through one or more subsidiaries, there are no equity securities, partnership interests or similar ownership interests of any class of any subsidiary of Maxis, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except as set forth in Section 2.2, there are no options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which Maxis or any of its subsidiaries is a party or by which it is bound obligating Maxis or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition, of any shares of capital stock, partnership interests or similar ownership interests of Maxis or any of its subsidiaries or obligating Maxis or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement. Except as set forth in Section 2.2 and the Voting Agreement, there are no registration rights and, to the knowledge of Maxis, as of the date of this Agreement, there are no voting trusts, proxies or other agreements or understandings with respect to any equity security of any class of Maxis or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its subsidiaries.

  2.4 Authority.

    (a) Maxis has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Maxis, subject only to the approval and adoption of this Agreement and the approval of the Merger by Maxis' stockholders and the filing and recordation of the Agreement of Merger pursuant to Delaware Law. A vote of the holders of at least a majority of the outstanding shares of the Maxis Common Stock is required for Maxis' stockholders to approve and adopt this Agreement and approve the Merger. This Agreement has been duly executed and delivered by Maxis and, assuming the due authorization, execution and delivery by Electronic Arts and, if applicable, Merger Sub, constitutes a valid and binding obligation of Maxis, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement by Maxis does not, and the performance of this Agreement by Maxis will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of Maxis or the equivalent organizational documents of any of its subsidiaries, (ii) subject to obtaining the approval and adoption of this Agreement and the approval of the Merger by Maxis' stockholders as contemplated in Section
  5.2 and compliance with the requirements set forth in Section 2.4(b) below, conflict with or violate, in any material respect, any law, rule, regulation, order, judgment or decree applicable to Maxis or any of its subsidiaries or by which its or any of their respective properties is bound or affected, or (iii) conflict with, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Maxis' rights or alter the rights or obligations of any third party under, or give rise to any rights of in, or result in the creation of a lien or encumbrance on, any of the properties termination, amendment, acceleration or cancellation of any obligation contained in, or result in the creation of a lien or encumbrance on, any of the properties or assets of Maxis or any of its subsidiaries pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which

  Maxis or any of its subsidiaries is a party or by which Maxis or any of its subsidiaries or its or any of their respective properties or assets are bound or affected, except with respect to clause (iii) for any such conflicts, violations, defaults, rights, liens, encumbrances or other occurrences that would, individually or in the aggregate, not have a Material Adverse Effect on Maxis. The Maxis Schedules list all consents, waivers and approvals under any of Maxis' or any of its subsidiaries' agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby, which, if individually or in the aggregate not obtained, would result in a Material Adverse Effect on Maxis.

    (b) No consent, approval, order or authorization of, or registration, declaration or filing with any court, administrative agency or commission or other governmental authority or instrumentality, foreign or domestic ("Governmental Entity"), is required to be obtained by Maxis or any of its subsidiaries in connection with the execution and delivery of this Agreement or the Agreement of Merger or the consummation of the transactions contemplated hereby or thereby, except for (i) the filing of the Agreement of Merger with the Secretary of State of the State of Delaware, (ii) the filing of the Proxy Statement (as defined in Section 2.20) with the Securities and Exchange Commission ("SEC") in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"),
  (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws (including a Form S-4 registration statement to register the shares of Electronic Arts Common Stock issued in the Merger) and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the securities or antitrust laws of any foreign country and (iv) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not have a Material Adverse Effect on Village or a material adverse effect on the ability of the parties to consummate the Merger.

  2.5 Certain Statutory Provisions Not Applicable. The Board of Directors of Maxis has taken all actions so that the restrictions contained in Section 203 of the Delaware Law applicable to a "business combination" (as defined in such Section 203) will not apply to the execution, delivery or performance of this Agreement or to the consummation of the Merger or the other transactions contemplated by this Agreement. Maxis is not a foreign corporation subject to
Section 2115 of the California Corporations Code as of the date hereof.

  2.6 SEC Filings; Maxis Financial Statements.

    (a) Maxis has filed all forms, reports and documents, together with all exhibits, required to be filed with the SEC since January 1, 1996, and has made available to Electronic Arts such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including those that Maxis may file subsequent to the date hereof) are referred to herein as the "Maxis SEC Reports." The Maxis SEC Reports (i) as of their respective dates were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Maxis SEC Reports, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) or, in the case of Maxis SEC Reports filed under the Securities Act, when such filing became effective, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Maxis' subsidiaries is required to file any forms, reports or other documents with the SEC.

    (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in Maxis SEC Reports (the "Maxis Financials"), including any Maxis SEC Reports filed after the date hereof until the Closing, (x) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (y) was prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (z) fairly presented the consolidated financial position of Maxis and its subsidiaries as at the respective dates thereof and the consolidated results of Maxis' operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year- end adjustments. The balance sheet of Maxis as of March 31, 1997 is hereinafter referred to as the "Maxis Balance Sheet." Except as disclosed in the Maxis Financials, since the date of the Maxis Balance Sheet through the date of this Agreement, neither Maxis nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Maxis and its subsidiaries taken as a whole, except (i) liabilities provided for in the Maxis Balance Sheet or (ii) net liabilities incurred since the date of the Maxis Balance Sheet in the ordinary course of business consistent with past practices, which do not create an aggregate net increase in liabilities (after taking into account any net increase in assets) in excess of $4,000,000.

    (c) Maxis has heretofore furnished to Electronic Arts a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Maxis with the SEC pursuant to the Securities Act or the Exchange Act.

  2.7 Absence of Certain Changes or Events. Since the date of the Maxis Balance Sheet through the date of this Agreement, there has not been: (i) any Material Adverse Effect on Maxis or any event that would reasonably be likely to have a Material Adverse Effect on Maxis; (ii) any material change by Maxis in its accounting methods, principles or practices, except as required by concurrent changes in GAAP; (iii) any material revaluation by Maxis of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business; (iv) any declaration, setting aside, payment of a dividend or other distribution with respect to the shares of Maxis, or any direct or indirect redemption, purchase or other acquisition by Maxis of any of its shares of capital stock, except for the repurchase at cost of unvested shares held by Maxis employees on the termination of their employment; (v) any material increase in or modification of the compensation or benefits payable or to become payable by Maxis to any of its directors, officers or employees, except in the ordinary course of business consistent with past practice; (vi) any acquisition or sale of a material amount of property or assets of Maxis, other than in the ordinary course of business consistent with past practice; (vii) any alteration in the term of any outstanding security of Maxis; (viii) any (A) incurrence, assumption or guarantee by Maxis of any debt for borrowed money, (B) issuance or sale of any securities convertible into or exchangeable for debt securities of Maxis or
(C) except for grants of options under Maxis' 1995 Stock Plan, issuance or sale of options or other rights to acquire from Maxis, directly or indirectly, debt securities of Maxis or any securities convertible into or exchangeable for such debt securities; (ix) other than in the ordinary course of business, any creation or assumption by Maxis of any mortgage, pledge, security interest or lien or other encumbrance on any asset; (x) any making of any loan, advance or capital contribution to or investment in any person other than (A) travel loans or advances made in the ordinary course of business of Maxis, (B) other loans and advances in an aggregate amount which does not exceed $100,000 outstanding at any time and (C) purchases on the open market of liquid, publicly traded securities; (xi) any entering into, amendment of, relinquishment, termination or non-renewal of, or any material breach under, any material contract, lease transaction, commitment or other right or obligation other than in the ordinary course of business; or (xii) any transfer or grant of a right under the Maxis IP Rights (as defined in Section
2.9 below), other than those transferred or granted in the ordinary course of business.

  2.8 Taxes. Maxis and each of its subsidiaries, and any consolidated, combined, unitary or aggregate group for Tax (as defined below) purposes of which Maxis or any of its subsidiaries is or has been a member, has timely filed all Returns (as defined below) required to be filed by it (other than those that are not, individually or in the aggregate, material), has paid all Taxes shown thereon to be due and has provided adequate accruals in all material respects in accordance with GAAP in its financial statements for any Taxes that have not been paid, whether or not shown as being due on any returns. In addition, (i) no material claim for unpaid Taxes has become a lien against the property of Maxis or any of its subsidiaries or is being asserted against Maxis or any of its subsidiaries, (ii) no material audit of any Tax Return of Maxis or any of its subsidiaries is being conducted by a

Tax authority as of the date of this Agreement, (iii) no extension of the statute of limitations on the assessment of any material Taxes has been granted by Maxis or any of its subsidiaries and is currently in effect as of the date of this Agreement and (iv ) there is no agreement, contract or arrangement to which Maxis or any of its subsidiaries is a party that may result in the payment of any amount that would not be deductible pursuant to Sections 280G, 162 or 404 of the Code. As used herein, "Taxes" shall mean all taxes of any kind, including, without limitation, those on or measured by or referred to as income, gross receipts, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, value added, property or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any governmental authority, domestic or foreign. As used herein, "Return" shall mean any return, report or statement required to be filed with any governmental authority with respect to taxes.

  2.9 Intellectual Property.

    (a) Maxis (including, for all purposes under this Section 2.9, all of Maxis' subsidiaries) owns, or has a valid and perpetual license under, all patents, trademarks, trade names, service marks, copyrights, any applications for all of the foregoing, trade secrets and know-how that are required for the conduct of business of Maxis (including, without limitation, the development, production and marketing of Maxis' products) as currently conducted (the "Maxis IP Rights"), with sufficient rights for the conduct of Maxis' business as currently conducted.

    (b) Schedule 2.9(b) of the Maxis Schedules sets forth a complete and service marks and any applications for all of the foregoing, included in Maxis IP Rights, and specifies, where applicable, the jurisdictions in which each such Maxis IP Right has been issued or registered or in which an application for such issuance and registration has been filed, including the respective registration or application numbers and the names of all registered owners. Schedule 2.9(b) of Maxis Schedules sets forth the list of all material licenses, sublicenses and other agreements to which Maxis is a party (with subsidiaries clearly identified) and pursuant to which Maxis or any other person is licensed or otherwise has rights under any Maxis IP Right (excluding licenses granted by Maxis in the ordinary course of business that permit use of software products without a right to modify, distribute or sublicense the same and excluding standard licenses granted to Maxis by software vendors covering software which is broadly distributed by such licensors). The execution and delivery of this Agreement by Maxis, and the consummation of the transactions contemplated hereby, will neither cause Maxis to be in violation or default under any such license, sublicense or other agreement, nor entitle any other party to any such license, sublicense or agreement to terminate or modify such license, sublicense or agreement, except for such violations, defaults, terminations or modifications which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Maxis.

    (c) Neither the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by Maxis violates in any material respect any license or agreement between Maxis and any third party or, to the knowledge of Maxis, infringes in any material respect any intellectual property right of any other party; and there is no pending or, to the knowledge of Maxis, threatened claim or litigation contesting the validity, ownership or right to use, sell, license or dispose of any Maxis IP Rights, nor, to the knowledge of Maxis, is there any basis for any such claim that is likely to be successful, nor has Maxis received any notice asserting that any Maxis IP Rights or the proposed use, sale, license or disposition thereof conflicts or will conflict with the rights of any other party, nor, to the knowledge of Maxis, is there any basis for any such assertion that is likely to be successful. To Maxis' knowledge, there is no material unauthorized use, infringement or misappropriation under any Maxis IP Rights by any third party, including any employee or former employee of Maxis. To the knowledge of Maxis, no Maxis IP Right or product of Maxis is subject to any outstanding decree, order, judgment, or stipulation restricting in any manner the licensing thereof by or to Maxis. It is Maxis' policy to have each employee, consultant or contractor of Maxis execute a proprietary information and confidentiality agreement substantially in the form of Maxis' standard forms of such agreement, and all of Maxis' employees, consultants and contractors have executed such an agreement.

  (d) Maxis has taken reasonable and practicable steps designed to safeguard and maintain the secrecy and confidentiality of, and its proprietary rights in, all Maxis IP Rights and the intellectual property rights of third parties entrusted to them.

  2.10 Compliance; Permits; Restrictions; Insurance.

    (a) Neither Maxis nor any of its subsidiaries is, in any material respect, in conflict with, or in default or violation of any law, rule, regulation, ordinance, order, judgment or decree applicable to Maxis or any of its subsidiaries or by which Maxis or any of its subsidiaries or any of their respective properties is bound or affected. To the knowledge of Maxis, no investigation or review by any Governmental Entity is pending, threatened or contemplated against Maxis or any of its subsidiaries. There is no material agreement, judgment, injunction, order or decree binding upon Maxis or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Maxis or any of its subsidiaries, any acquisition of material property by Maxis or any of its subsidiaries or the conduct of business by Maxis as currently conducted.

    (b) Maxis and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from governmental authorities which are material to the operation of the business of Maxis or any of its subsidiaries (collectively, the "Maxis Permits"). Maxis and its subsidiaries are in compliance in all material respects with the terms of the Maxis Permits.

    (c) Maxis and its subsidiaries maintain and at all times since January 1, 1994 have maintained fire and casualty and general liability insurance that Maxis believes to be reasonably prudent for its business. The Maxis Schedules lists all such insurance policies presently in effect, and copies of all such policies have been provided or made available to Electronic Arts or its counsel.

  2.11 Litigation. Except as disclosed in the Maxis SEC Reports, there is no action, suit, proceeding, claim, demand, arbitration or investigation pending, or as to which Maxis or any of its subsidiaries has received any notice of assertion nor, to Maxis' knowledge, is there a threatened action, suit, proceeding, claim, arbitration or investigation against Maxis or any of its subsidiaries which is reasonably likely to have a Material Adverse Effect on Maxis. Maxis has no knowledge of any unasserted claim, the assertion of which is likely, and which, if asserted, will seek damages, an injunction or other legal, equitable, monetary or nonmonetary relief, which claim individually or collectively with other such unasserted claims if granted would have a Material Adverse Effect on Maxis. No Governmental Entity has at any time challenged or questioned in writing the legal right of Maxis to develop, offer or sell any of its products in the present manner or style thereof. Maxis has delivered or made available to Electronic Arts or its counsel complete and correct copies of all correspondence prepared by its counsel for Maxis' auditors in connection with the last two completed audits of Maxis' financial statements and any such correspondence since the date of the last such audit.

  2.12 Brokers' and Finders' Fees. Except for fees payable to Alex. Brown & Sons Incorporated pursuant to an engagement letter dated March 1, 1997, a copy of which has been provided to Electronic Arts, none of Maxis or any of its subsidiaries has incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

  2.13 Employee Benefit Plans.

    (a) With respect to each material employee benefit plan, program, arrangement and contract (including, without limitation, any "employee benefit plan" as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) maintained or contributed to by Maxis or any trade or business (a "Maxis Affiliate") which is under common control with Maxis within the meaning of Section 414 of the Code (the "Maxis Employee Plans"), Maxis has made available to Electronic Arts a true and complete copy of, to the extent applicable, (i) such Maxis Employee Plan, (ii) the most recent annual report (Form 5500), (iii) each trust agreement related to such Maxis Employee Plan, (iv) the most recent summary plan description for each Maxis Employee Plan for which such a description is required, (v) the most recent actuarial report relating to any Maxis Employee Plan subject to Title IV of ERISA and (vi) the most recent United States Internal Revenue Service ("IRS") determination letter issued with respect to any Maxis Employee Plan.

    (b) Each Maxis Employee Plan which is intended to be qualified under
  Section 401(a) of the Code has received a favorable determination from the IRS covering the provisions of the Tax Reform Act of 1986 stating that such Maxis Employee Plan is so qualified and nothing has occurred since the date of such letter that could reasonably be expected to affect the qualified status of such plan. Each Maxis Employee Plan has been operated in all material respects in accordance with its terms and the requirements of applicable law. Neither Maxis nor any Maxis Affiliate has incurred or is reasonably expected to incur any material liability under Title IV of ERISA in connection with any Maxis Employee Plan. All contributions due from Maxis or any Maxis Affiliate with respect to any Maxis Employee Plan have been made or accrued on Maxis' financial statements, and no further contributions will be due or will have accrued thereunder as of the Effective Date, except contributions that are consistent with the Employee Plans and past practices of Maxis. The group health plans, as defined in
  Section 4980B(g) of the Code, that benefit employees of Maxis and Maxis Affiliates are in material compliance with the continuation coverage requirements of subsection 4980B of the Code. There are no outstanding violations of Section 4980B of the Code with respect to any Maxis Employee Plan, covered employees or qualified beneficiaries which would have a Material Adverse Effect on Maxis.

    (c) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of Maxis or any of its subsidiaries from Maxis or any of its subsidiaries, under any Maxis Employee Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Maxis Employee Plan or otherwise or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

    (d) Maxis has made available to Electronic Arts a list of all employees of Maxis and of any of its subsidiaries and their salaries as of the date of this Agreement.

  2.14 Title to Properties; Absence of Liens and Encumbrances.

    (a) The Maxis Schedules list the real property owned by Maxis. The Maxis Schedules list each real or personal property lease (excluding software leases) with annual lease payments of $100,000 or more to which Maxis is a party and each amendment thereto. To Maxis' knowledge, all such current leases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, to Maxis' knowledge, under any of such leases, any existing material default or material event of default (or event which with notice or lapse of time, or both, would constitute a default).

    (b) Maxis has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any liens, pledges, charges, claims, security interests or other encumbrances of any sort ("Liens"), except as reflected in the Maxis Financials, the Maxis SEC Reports or in the Maxis Schedules and except for liens for taxes not yet due and payable or liens imposed by law and incurred in the ordinary course of business for obligations not yet due to carriers, warehousemen, laborers, materials men and the like and such imperfections of title and encumbrances, if any, which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby. Neither Maxis nor any of its subsidiaries is in violation of any zoning, building or safety ordinance, regulation or requirement or other law or regulation applicable to the operation of owned or leased properties (the violation of which would have a Material Adverse Effect on Maxis), or has received any notice of violation with which it has not complied, except where such violation would not have a Material Adverse Effect on Maxis.

  2.15 Environmental Matters.

    (a) Hazardous Material. Except as reasonably would not be likely to result in a material liability to Maxis, no underground storage tanks and no amount of any substance that has been designated by any

  Governmental Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, (a "Hazardous Material"), but excluding office and janitorial supplies, are present, as a result of the actions of Maxis or any of its subsidiaries or any affiliate of Maxis, or, to Maxis' knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Maxis or any of its subsidiaries has at any time owned, operated, occupied or leased.

    (b) Hazardous Materials Activities. Except as reasonably would not be likely to result in a material liability to Maxis, neither Maxis nor any of its subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, nor has Maxis or any of its subsidiaries disposed of, transported, sold, used, released, exposed its employees or others to or manufactured any product containing a Hazardous Material (collectively "Hazardous Materials Activities") in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

    (c) Permits. Maxis and its subsidiaries currently hold all environmental approvals, permits, licenses, clearances and consents (the "Maxis Environmental Permits") which are material for the conduct of Maxis' and its subsidiaries' Hazardous Material Activities and other businesses of Maxis and its subsidiaries as such activities and businesses are currently being conducted.

    (d) Environmental Liabilities. No material action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to Maxis' knowledge, threatened concerning any Maxis Environmental Permit, Hazardous Material or any Hazardous Materials Activity of Maxis or any of its subsidiaries. Maxis is not aware of any fact or circumstance which could involve Maxis or any of its subsidiaries in any material environmental litigation or impose upon Maxis any material environmental liability.

  2.16 Employees; Labor Matters. Between January 1, 1996 and the date of this Agreement, to Maxis' knowledge, no employee of Maxis or any of its subsidiaries has violated, in any material respect, any employment contract, patent disclosure agreement or noncompetition agreement between such employee and any former employer of such employee due to such employee being employed by Maxis or any of its subsidiaries and disclosing to Maxis or any of its subsidiaries trade secrets or proprietary information of such employer. Between April 1, 1997 and the date of this Agreement, to Maxis' knowledge, no employee of Maxis or any of its subsidiaries has given notice to Maxis or any of its subsidiaries that such employee intends to terminate his or her employment with Maxis or any of its subsidiaries except for terminations of a nature and number that are consistent with Maxis' prior experience. There are no activities or proceedings of any labor union to organize any employees of Maxis or any of its subsidiaries and there are no strikes, or material slowdowns, work stoppages or lockouts, or threats thereof by or with respect to any employees of Maxis or any of its subsidiaries. Maxis is not, and has never been, a party to any collective bargaining agreement. Maxis and its subsidiaries are, and since January 1, 1996, Maxis and its subsidiaries have been in compliance in all material respects with all applicable laws regarding employment practices, terms and conditions of employment, and wages and hours (including, without limitation, ERISA, WARN or any similar state or local law).

  2.17 Agreements, Contracts and Commitments. Except as set forth in the Maxis Schedules, as of the date hereof, neither Maxis nor any of its subsidiaries is a party to or is bound by:

    (a) any employment or consulting agreement, contract or commitment with any officer, employee, consultant or member of Maxis' Board of Directors, other than those that are terminable by Maxis or any of its subsidiaries on no more than thirty days notice without liability or financial obligation, except to the extent general principles of wrongful termination law may limit Maxis' or any of its subsidiaries' ability to terminate employees at will;

    (b) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

    (c) any agreement of indemnification or guaranty not entered into in the ordinary course of business other than indemnification agreements between Maxis or any of its subsidiaries and any of its officers or directors;

    (d) any agreement, contract or commitment containing any covenant limiting the freedom of Maxis or any of its subsidiaries to engage in any line of business or compete with any person or granting any exclusive distribution rights;

    (e) any agreement, contract or commitment currently in force relating to the disposition or acquisition of assets not in the ordinary course of business or any ownership interest in any corporation, partnership, joint venture or other business enterprise;

    (f) any material joint marketing or development agreement currently in force;

    (g) any agreement, contract or commitment currently in force to provide source code to any third party for any product or technology that is material to Maxis and its subsidiaries taken as a whole, except for (i) any agreement, contract or commitment pursuant to which source code is provided for maintenance of the source code or for development of modifications thereto only, and not for distribution of source or object code to third parties, and (ii) any source code escrow agreement entered into in the ordinary course of business that contains provisions relating to the release of source code if Maxis and/or any of its subsidiaries ceases to do business or fails to provide appropriate maintenance;

    (h) any agreement, contract or commitment currently in force to license any third party to manufacture or reproduce any Maxis product, except as a distributor or OEM bundler in the ordinary course of business;

    (i) any continuing contract for the future purchase, sale or manufacture of products, material, supplies, equipment or services requiring payment to or from Maxis or any of its subsidiaries in an amount in excess of $100,000 per annum which is not terminable on 90 days' or less notice without cost or other liability at or at any time after the Effective Time or in which Maxis or any of its subsidiaries has granted or received manufacturing rights, most favored nation pricing provisions relating to any product, group of products or territory;

    (j) any material contract providing for the development of software (other than contracts with consultants) for, or license of software to, Maxis, which software is used or incorporated in any Maxis Product (as defined in Section 2.23);

    (k) any indenture, mortgage, promissory note, loan agreement, guarantee or other agreement or commitment for the borrowing of money, for a line of credit or for a leasing transaction of a type required to be capitalized in accordance with Statement of Financial Accounting Standards No. 13 of the Financial Accounting Standards Board; or

    (l) any written agreement between or among Maxis or any of its subsidiaries regarding intercompany loans, revenue or cost sharing, ownership or license of Maxis IP Rights, intercompany royalties or dividends or similar matters.

  Any agreement, contract or commitment described in clauses (a) through (l) above shall be referred to as a "Maxis Contract." Neither Maxis nor any of its subsidiaries, nor to Maxis' knowledge any other party to a Maxis Contract (as defined below), is in material breach, violation or default under, and neither Maxis nor any of its subsidiaries has since January 1, 1997 received written notice that it has materially breached, violated or defaulted under, and there exists no event, condition or occurrence which, after notice or lapse of time, or both, would constitute such a material default by Maxis or any of its subsidiaries under, any of the Maxis Contracts that are material to Maxis or would be reasonably likely to cause a Material Adverse Effect on Maxis.


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  2.18 Pooling of Interests. To the knowledge of Maxis, based on consultation with its independent accountants, neither Maxis nor any of its directors, officers, affiliates or stockholders has taken any action which would preclude Electronic Arts' ability to account for the Merger as a pooling of interests.

  2.19 Change of Control Payments. The Maxis Schedules set forth each plan or agreement pursuant to which any material amounts may become payable (whether currently or in the future) to current or former employees, consultants, officers and directors of Maxis as a result of or in connection with the Merger.

  2.20 Proxy Statement/Prospectus. The information supplied by Maxis for inclusion in the Form S-4 registration statement relating to the issuance of Electronic Arts Common Stock in the Merger (the "Registration Statement") shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by Maxis for inclusion in the proxy statement/prospectus to be sent to the stockholders of Maxis in connection with the meeting of Maxis' stockholders to consider the approval and adoption of this Agreement and the approval of the Merger (the "Maxis Stockholders' Meeting") (such proxy statement/prospectus as amended or supplemented is referred to herein as the "Proxy Statement") shall not, on the date the Proxy Statement is first mailed to Maxis' stockholders, at the time of the Maxis Stockholders' Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Maxis Stockholders' Meeting which has become false or misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. If at any time prior to the Effective Time, any event relating to Maxis or any of its affiliates, officers or directors should be discovered by Maxis which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, Maxis shall promptly inform Electronic Arts. Notwithstanding the foregoing, Maxis makes no representation or warranty with respect to any information supplied by Electronic Arts or Merger Sub which is contained in any of the foregoing documents.

  2.21 Board Approval. The Board of Directors of Maxis has, as of the date of this Agreement, unanimously (i) approved this Agreement and the Merger, (ii) determined that the Merger is fair to, and in the best interests of, Maxis and its stockholders and (iii) determined to recommend that the stockholders of Maxis approve and adopt this Agreement and approve the Merger.

  2.22 Fairness Opinion. Maxis has received a written opinion from Alex. Brown & Sons Incorporated, dated as of the date hereof, to the effect that as of the date hereof, the Exchange Ratio is fair to Maxis' stockholders from a financial point of view and has delivered to Electronic Arts a copy of such opinion.

  2.23 Products and Distribution. The Maxis Schedules contain a complete list of the top five (5) software products (by title, determined by aggregate net sales by Maxis or any of its subsidiaries in fiscal 1997 from such title) published and/or distributed by Maxis or any of its subsidiaries (the "Maxis Published Products") and the expected top five (5) products (by title, determined by the projected net sales for such title in its first year after introduction) under development or consideration by Maxis or its subsidiaries with a scheduled ship date on or prior to December 31, 1997 (the "Maxis Products Under Development," collectively with the Maxis Published Products referred to as the "Maxis Products") (which list is correct in all material respects).

    (a) The Maxis Schedules set forth, for each Maxis Product, the following (to the extent not already listed on another Schedule to this Agreement):
  (i) a list of all material contracts and agreements (including without limitation all material development, trademark license, technology license, distribution or other agreements) relating to the Maxis Products; (ii) whether the Maxis Product has been developed internally (i.e., substantially entirely by employees of Maxis or any of its subsidiaries) or externally (i.e., including substantive contributions by one or more independent contractors to Maxis) and, if externally, such

  Schedule sets forth the identity of the significant independent contractors and a list of the material agreements with such independent contractors;
  (iii) the material advances paid or payable, and the material royalties payable, to any third parties with respect to such Maxis Product; and (iv) a list of the third parties with significant distribution or publication rights to such Maxis Product together with a description of: (A) the territory in which the third party has distribution rights; and (B) whether such distribution rights are exclusive or nonexclusive (all of which information disclosed pursuant to clauses (i)-(iv) of this paragraph is correct in all material respects).

    (b) The Maxis Schedules set forth, for each Maxis Product Under Development, the following (as of the date of this Agreement): (i) the currently scheduled public availability date without regard to the Merger (which dates Maxis believes to be reasonable); (ii) a schedule of development milestone events and any material related payments, including both milestones already achieved in the past six (6) months and those scheduled for the future; and (iii) whether any significant development milestone for such Maxis Product has been missed in the past six (6) months by more than thirty (30) days (all of which information disclosed pursuant to clauses (i)-(iii) of this paragraph is correct in all material respects).

  2.24 Development Tools. The Maxis Schedules contain a complete list of all material software development tools used or currently intended to be used by Maxis or any of its subsidiaries in the development of any of the Maxis Published Products, except for any such tools that are generally available and are used in their generally available form (such as standard compilers) (the "Maxis Development Tools"). The Maxis Schedules also set forth, for each Maxis Development Tool: (a) for any Maxis Development Tool not entirely developed internally by the employees of Maxis or any of its subsidiaries, the identity of the independent contractors and consultants involved in a material way in such development and a list of the material agreements with such independent contractors and consultants with respect to the Maxis Published Products; (b) a list of any third parties with any rights to receive material royalties or other payments with respect to such Maxis Development Tools, and a schedule of all such royalties payable; (c) a list of any material restrictions on Maxis' or any of its subsidiaries' unrestricted right to use and distribute such Maxis Development Tool; and (d) a list of all agreements with third parties for the use by such third party of such Maxis Development Tools (all of which information disclosed pursuant to clauses (a)-(d) of this paragraph is correct in all material respects).

  2.25 Interested Party Transactions. Except as disclosed in the Maxis SEC Reports filed prior to the date of this Agreement, since the date of Maxis' last proxy statement to its stockholders, no event has occurred that would be required to be reported by Maxis as a Certain Relationship or Related Transaction, pursuant to Item 404 of Regulation S-K promulgated by the SEC.

                                  ARTICLE III

       Representations and Warranties of Electronic Arts and Merger Sub

  Electronic Arts and Merger Sub represent and warrant to Maxis, subject to the exceptions disclosed in writing in the disclosure letter supplied by Electronic Arts to Maxis dated as of the date hereof and certified by a duly authorized officer of Electronic Arts (the "Electronic Arts Schedules"), as follows:

  3.1 Organization of Electronic Arts and Merger Sub.

    (a) Each of Electronic Arts and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized; has the corporate power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted; and is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified would not have a Material Adverse Effect on Electronic Arts.

    (b) Electronic Arts has delivered or made available to Maxis a true and correct copy of the charter and Bylaws of Electronic Arts and Merger Sub, each as amended to date, and each such instrument is in full force and effect. Neither Electronic Arts nor Merger Sub is in violation of any of the provisions of its charter or Bylaws.

  3.2 Electronic Arts and Merger Sub Capital Structure. The authorized capital stock of Electronic Arts consists of 70,000,000 shares of Common Stock, par value $0.01 per share, of which there were 54,165,716 shares issued and outstanding as of March 29, 1997, and 1,000,000 shares of Preferred Stock, par value $0.01 per share, of which no shares are issued or outstanding. The authorized capital stock of Merger Sub consists of 1,000 shares of Common Stock, par value $0.01 per share, all of which, as of the date hereof, are issued and outstanding and are held by Electronic Arts. Merger Sub was formed on June 2, 1997 for the purpose of consummating the Merger and has no material assets or liabilities except as necessary for such purpose. All outstanding shares of Electronic Arts Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Electronic Arts or any agreement or document to which Electronic Arts is a party or by which it is bound. Electronic Arts has reserved a sufficient number of shares of Common Stock for the issuance of shares to the stockholders of Maxis in the Merger.

  3.3 Authority.

    (a) Each of Electronic Arts and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Electronic Arts and, in the case of this Agreement, Merger Sub, subject only to the filing and recordation of the Agreement of Merger pursuant to Delaware Law. This Agreement has been duly executed and delivered by each of Electronic Arts and Merger Sub and, assuming the due authorization, execution and delivery by Maxis, constitutes the valid and binding obligation of Electronic Arts, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement by each of Electronic Arts and Merger Sub does not, and the performance of this Agreement by each of Electronic Arts and Merger Sub will not (i) conflict with or violate the Certificate of Incorporation or Bylaws of Electronic Arts or the Certificate of Incorporation or Bylaws of Merger Sub or the equivalent organizational documents of any of Electronic Arts' other subsidiaries, (ii) subject to compliance with the requirements set forth in Section 3.3(b) below, conflict with or violate in any material respect any law, rule, regulation, order, judgment or decree applicable to Electronic Arts or any of its subsidiaries (including Merger Sub) or by which its or any of their respective properties is bound or affected, or
  (iii) conflict with, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Electronic Arts' rights or alter the rights or obligations of any third party under, or give rise to any rights of termination, amendment, acceleration or cancellation of any obligation contained in, or result in the creation of a lien or encumbrance on any of the properties or assets of Electronic Arts or any of its subsidiaries (including Merger Sub) pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Electronic Arts or any of its subsidiaries (including Merger Sub) is a party or by which Electronic Arts or any of its subsidiaries or its or any of their respective properties or assets are bound or affected, except with respect to clause (iii) for any such conflicts, violations, defaults, rights, liens, encumbrances or other occurrences that would, individually or in the aggregate, not have a Material Adverse Effect on Electronic Arts. The Electronic Arts Schedules list all material consents, waivers and approvals under any of Electronic Arts' or any of its subsidiaries' agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby, which, if individually or in the aggregate not obtained, would result in a Material Adverse Effect on Electronic Arts.

    (b) No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required to be obtained by Electronic Arts or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the Merger, except for (i) the filing of the

  Registration Statement relating to the issuance of Electronic Arts Common Stock in the Merger with the SEC in accordance with the Securities Act,
  (ii) the filing of the Agreement of Merger with the Secretary of State of the State of Delaware, (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws and the HSR Act and the securities or antitrust laws of any foreign country, and (iv) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not have a Material Adverse Effect on Electronic Arts or a material adverse effect on the ability of the parties to consummate the Merger.

  3.4 Section 203 of the Delaware General Corporation Law Not Applicable. The Board of Directors of Electronic Arts has taken all actions so that the restrictions contained in Section 203 of the Delaware General Corporation Law applicable to a "business combination" (as defined in such Section 203) will not apply to the execution, delivery or performance of this Agreement or to the consummation of the Merger or the other transactions contemplated by this Agreement.

  3.5 SEC Filings; Electronic Arts Financial Statements.

    (a) Electronic Arts has filed all forms, reports and documents, together with all exhibits, required to be filed with the SEC since January 1, 1996, and has made available to Maxis such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including those that Electronic Arts may file subsequent to the date hereof) are referred to herein as the "Electronic Arts SEC Reports." The Electronic Arts SEC Reports (i) as of their respective dates were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Electronic Arts SEC Reports, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) or, in the case of Electronic Arts SEC Reports filed under the Securities Act, when such filing became effective, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Electronic Arts' subsidiaries is required to file any forms, reports or other documents with the SEC.

    (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in Electronic Arts SEC Reports (the "Electronic Arts Financials"), including any Electronic Arts SEC Reports filed after the date hereof until the Closing, (x) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (y) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (z) fairly presented the consolidated financial position of Electronic Arts and its subsidiaries as at the respective dates thereof and the consolidated results of Electronic Arts' operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments. The balance sheet of Electronic Arts contained in Electronic Arts SEC Reports as of March 31, 1997 is hereinafter referred to as the "Electronic Arts Balance Sheet." Except as disclosed in the Electronic Arts Financials, since the date of the Electronic Arts Balance Sheet through the date of this Agreement neither Electronic Arts nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Electronic Arts and its subsidiaries taken as a whole, except liabilities (i) provided for in the Electronic Arts Balance Sheet, or (ii) incurred since the date of the Electronic Arts Balance Sheet in the ordinary course of business consistent with past practices that would not have a Material Adverse Effect on Electronic Arts.

    (c) Electronic Arts has heretofore furnished to Maxis a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Electronic Arts with the SEC pursuant to the Securities Act or the Exchange Act.

  3.6 Absence of Certain Changes or Events. Since the date of the Electronic Arts Balance Sheet through the date of this Agreement, there has not been any Material Adverse Effect on Electronic Arts or any event that would reasonably be likely to have a Material Adverse Effect on Electronic Arts.

  3.7 Pooling of Interests. To the knowledge of Electronic Arts, based on consultation with its independent accountants, neither Electronic Arts nor any of its directors, officers, affiliates or stockholders has taken any action which would preclude Electronic Arts' ability to account for the Merger as a pooling of interests.

  3.8 Proxy Statement/Prospectus. The information supplied by Electronic Arts for inclusion in the Registration Statement shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by Electronic Arts for inclusion in the Proxy Statement shall not, on the date the Proxy Statement is first mailed to Maxis' stockholders, at the time of the Maxis Stockholders' Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Maxis Stockholders' Meeting which has become false or misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. If at any time prior to the Effective Time, any event relating to Electronic Arts or any of its affiliates, officers or directors should be discovered by Electronic Arts which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, Electronic Arts shall promptly inform Maxis. Notwithstanding the foregoing, Electronic Arts makes no representation or warranty with respect to any information supplied by Maxis which is contained in any of the foregoing documents.

  3.9 Board Approval. The Board of Directors of Electronic Arts has (i) determined that the Merger is fair to, and in the best interests of, Electronic Arts and its stockholders and (ii) approved the Merger.

                                  ARTICLE IV

                      Conduct Prior to the Effective Time

  4.1 Conduct of Business. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Maxis and each of its subsidiaries shall, except as permitted by the terms of this Agreement or to the extent that Electronic Arts shall otherwise consent in writing, which consent shall not be unreasonably withheld, or as provided in Section 4 of the Maxis Schedules, carry on and use reasonable best efforts to preserve its business, in all material respects, in the usual, regular and ordinary course, and in compliance with all applicable laws and regulations, pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use its reasonable best efforts consistent with past practices and policies to (i) preserve intact its present business organization, (ii) keep available the services of its present officers and employees and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings.

  In addition, except as permitted by the terms of this Agreement, and except as provided in Section 4 of the Maxis Schedules, without the prior written consent of Electronic Arts (which consent shall not be unreasonably withheld) during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Effective Time, Maxis shall not do any of the following and shall not permit its subsidiaries to do any of the following (except as required by applicable law):

    (a) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant or director stock plans or authorize cash payments in exchange for any options granted under any of such plans;

    (b) Grant any severance or termination pay to any officer or employee except payments in amounts consistent with policies and past practices or pursuant to written agreements outstanding, or policies existing, on the date hereof and as previously disclosed in writing or made available to Electronic Arts, or adopt any new severance plan;

    (c) Transfer or license to any person or entity or otherwise extend the term of any agreement with respect to, amend or modify in any material respect any rights (including without limitation distribution rights) to the Maxis IP Rights or enter into assignments of future patent rights, other than licenses and distribution rights in the ordinary course of business;

    (d) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

    (e) Repurchase or otherwise acquire, directly or indirectly, any shares of capital stock of Maxis, except repurchases of unvested shares at cost in connection with the termination of the employment, consulting or director relationship with any employee, officer, consultant or director pursuant to agreements in effect as of the date hereof;

    (f) Issue, deliver, sell, authorize or propose the issuance, delivery or sale of, any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, or, except pursuant to agreements existing on the date hereof, accelerate the vesting of any outstanding option or other security, other than the issuance, delivery and/or sale of (i) shares of Maxis Common Stock pursuant to the exercise of outstanding stock options, (ii) shares of Maxis Common Stock issuable to participants in the Maxis ESPP consistent with the terms thereof and (iii) options to purchase Maxis Common Stock granted at fair market value, consistent with past practice and in accordance with Maxis Stock Option Plans;

    (g) Cause, permit or propose any amendments to any charter document or Bylaw (or similar governing instruments of any subsidiaries);

    (h) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership interest, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of Maxis or enter into any material joint ventures, strategic partnerships or alliances;

    (i) Sell, lease, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of Maxis, except in the ordinary course of business consistent with past practice;

    (j) Incur any indebtedness for borrowed money in excess of $2,500,000, or guarantee any indebtedness of any person for borrowed money (except that Maxis may guarantee any indebtedness of any subsidiary of Maxis, and any subsidiary of Maxis may guarantee any indebtedness of Maxis or of any other subsidiary of Maxis; provided that the total guaranteed indebtedness in the foregoing cases, together with any incurred indebtedness by Maxis, does not exceed $2,500,000), or issue or sell any debt securities or warrants or rights to acquire debt securities of Maxis or guarantee any debt securities of others;

    (k) Adopt or amend any employee benefit plan or employee stock purchase or employee stock option plan, enter into any employment contract (other than: (x) offer letters and letter agreements with employees who are terminable "at will," or (y) as required by law), pay any special bonus or special remuneration to any director or employee other than in the ordinary course of business, consistent with past practice, or increase the salaries or wage rates of its officers or employees other than in the ordinary course of business, consistent with past practice;

    (l) Make any payments outside of the ordinary course of business in excess of $1 million for purposes of settling any dispute;

    (m) Take any action, or permit any of its affiliates to take any action, that would be reasonably likely to interfere with Electronic Arts' ability to account for the Merger as a pooling of interests whether or not otherwise permitted by the provisions of this Section 4.1;

    (n) Pay (or make any oral or written commitments or representations to pay) any bonus, increased salary or special remuneration to any officer, employee or consultant (except (i) for normal salary increases consistent with past practices not to exceed 10% per year, (ii) pursuant to existing arrangements previously disclosed to Electronic Arts and (iii) for reasonable bonuses to encourage retention of employees after the announcement of a Superior Proposal (as defined below)) or enter into or vary the terms of any employment, consulting or severance agreement with any such person, pay any severance or termination pay (other than payments made in accordance with plans or agreements existing on the date hereof), grant any stock option (except for normal grants to newly hired employees or newly promoted employees consistent with past practices) or issue any restricted stock, or enter into or modify, in any material respect, any agreement or plan or increase, in any material respect, benefits of the type described in Section 2.13;

    (o) Materially change its accounting methods, principles or practices, except as required by concurrent changes in GAAP;

    (p) Amend in a manner adverse to the Company or terminate any material contract, agreement or license to which it is a party except those amended or terminated in the ordinary course of its business, consistent with past practice;

    (q) Lend any amount to any person or entity, other than (i) advances for travel and expenses which are incurred in the ordinary course of business or (ii) any loans pursuant to any Maxis Section 401(k) Plan;

    (r) Waive or release any right or claim except for the waiver or release of non-material claims in the ordinary course of business, consistent with past practice or the waiver or release of rights or claims set forth in the Maxis Schedules;

    (s) Split or combine the outstanding shares of its capital stock of any class or enter into any recapitalization or agreement affecting the number or rights of outstanding shares of its capital stock of any class or affecting any other of its securities;

    (t) Agree to any audit assessment by any Tax authority in excess of $500,000;

    (u) Change any insurance coverage in any material respects; or

    (v) Agree in writing or otherwise to take any of the actions described in
  Section 4.1 (a) through (u) above.

                                   ARTICLE V

                             Additional Agreements

  5.1 Proxy Statement/Prospectus; Registration Statement; Other Filings; Board Recommendations.

    (a) As promptly as practicable after the execution of this Agreement, Maxis and Electronic Arts will prepare, and file with the SEC, the Proxy Statement, and Electronic Arts will prepare and file with the SEC the Registration Statement in which the Proxy Statement will be included as a prospectus. Each of Maxis and Electronic Arts will respond to any comments of the SEC, will use its respective reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and, to the extent that presenting this Agreement and the Merger to Maxis' stockholders for their approval and adoption would not violate applicable law, Maxis will cause the Proxy Statement to be mailed to the Maxis stockholders at the earliest practicable time after the Registration Statement is declared effective by the SEC. As promptly as practicable after the date of this Agreement, each of Maxis and Electronic Arts will prepare and file any other filings required to be filed by it under the Exchange Act, the

  Securities Act or any other Federal, foreign or Blue Sky or related laws relating to the Merger and the transactions contemplated by this Agreement (the "Other Filings"). Each of Maxis and Electronic Arts will notify the other promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement, the Proxy Statement or any Other Filing or for additional information and will supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Proxy Statement, the Merger or any Other Filing. Each of Maxis and Electronic Arts will cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section 5.1(a) to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Whenever Maxis or Electronic Arts obtains knowledge of the occurrence of any event which is required to be set forth in an amendment or supplement to the Proxy Statement, the Registration Statement or any Other Filing, Maxis or Electronic Arts, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of Maxis, such amendment or supplement.

    (b) Subject to the provisions of Section 5.4(b), the Proxy Statement will include the recommendation of the Board of Directors of Maxis in favor of adoption and approval of this Agreement and approval of the Merger (except that notwithstanding anything to the contrary contained in this Agreement, the Board of Directors of Maxis may withdraw, modify or refrain from making such recommendation to the extent that the Board determines, in good faith, after consultation with outside legal counsel, that compliance with the Board's fiduciary duties would require it to do so).

  5.2 Meeting of Stockholders. Promptly after the date hereof, Maxis will take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to convene the Maxis Stockholders' Meeting to be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days after the declaration of effectiveness of the Registration Statement, for the purpose of voting upon this Agreement. For so long as the Board of Directors of Maxis continues to make the recommendation set forth in Section 5.1, Maxis will use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of the National Association of Securities Dealers, Inc. or Delaware Law to obtain such approvals.

  5.3 Confidentiality.

    (a) The parties acknowledge that Electronic Arts and Maxis have previously executed a Confidentiality Agreement, dated May 24, 1996 (the "Confidentiality Agreement"), which Confidentiality Agreement will continue in full force and effect in accordance with its terms.

    (b) Access to Information. Each of Electronic Arts and Maxis will afford the other party and its accountants, counsel and other representatives reasonable access during normal business hours to the properties, books, records and personnel of such party during the period prior to the Effective Time to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel of such party, as the other party may reasonably request. No information or knowledge obtained in any investigation pursuant to this Section 5.3 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

  5.4 No Solicitation.

  (a) Subject to Section 5.4(b), from and after the date of this Agreement until the earlier of the Effective Time or termination of this Agreement pursuant to its terms, Maxis and its subsidiaries shall not, and will instruct their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, (i) solicit, initiate or encourage the making, submission or announcement of, any Acquisition Proposal (as defined below) by any person, entity or group (other than Electronic Arts and its affiliates, agents and representatives), or (ii) participate in any discussions or negotiations with, or disclose any non-public information concerning Maxis or any of its subsidiaries to, or afford any access to the properties, books or records of Maxis or any of its subsidiaries to, or otherwise assist or facilitate, or enter into any agreement or understanding with, any person, entity or group (other than Electronic Arts and its affiliates, agents and representatives), in connection with any Acquisition Proposal with respect to Maxis. Without limiting the generality of the foregoing, Maxis acknowledges and agrees that any violation of any of the restrictions set forth in the preceding sentence by any director, officer, employee, representative, investment banker, agent or affiliate of Maxis shall be deemed to constitute a breach of this Section 5.4 by Maxis. For the purposes of this Agreement, an "Acquisition Proposal" with respect to an entity means any proposal or offer relating to (i) any merger, consolidation, sale of substantial assets or similar transactions involving the entity or any subsidiaries of the entity (other than sales or licenses of assets or inventory in the ordinary course of business or as permitted under the terms of this Agreement), (ii) sale of 15% or more of the outstanding shares of capital stock of the entity (including without limitation by way of a tender offer or an exchange offer), (iii) the acquisition by any person of beneficial ownership or a right to acquire beneficial ownership of, or the formation of any "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) which beneficially owns, or has the right to acquire beneficial ownership of, 15% or more of the then outstanding shares of capital stock of the entity (except for acquisitions for passive investment purposes only in circumstances where the person or group qualifies for and files a Schedule 13G with respect thereto); or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing. Maxis will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Maxis will (i) notify Electronic Arts as promptly as practicable if it receives any proposal or written inquiry or written request for Maxis in connection with an Acquisition Proposal or potential Acquisition Proposal and (ii) as promptly as practicable notify Electronic Arts of the significant terms and conditions of any such Acquisition Proposal, as well as the identity of the third party submitting such Acquisition Proposal. In addition, subject to the other provisions of this Section 5.4(a), from and after the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to its terms, Maxis and its subsidiaries will not, and will instruct their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, make or authorize any public statement, recommendation or solicitation in support of any Acquisition Proposal made by any person, entity or group (other than Electronic Arts); provided, however, that nothing herein shall prohibit Maxis' Board of Directors from taking and disclosing to Maxis' stockholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act.

    (b) Notwithstanding anything contrary contained in Section 5.4(a) or elsewhere in this Agreement, prior to the Effective Time, Maxis may, to the extent the Board of Directors of Maxis determines, in good faith, after consultation with outside legal counsel, that the Board's fiduciary duties require it to do so, participate in discussions or negotiations with, and, subject to the requirements of paragraph (c) below, furnish non-public information, and afford access to the properties, books or records of Maxis to any person, entity or group after such person, entity or group has delivered to Maxis in writing, an unsolicited bona fide Acquisition Proposal (which has not been withdrawn) which the Board of Directors of Maxis in its good faith reasonable judgment determines, after consultation with its independent financial advisors, would reasonably likely to result in a transaction more favorable than the Merger to the stockholders of Maxis (a "Superior Proposal"). In addition, notwithstanding the provisions of paragraph (a) above or any other provision of this Agreement, in connection with a submitted, written bona fide Acquisition Proposal, Maxis may refer the proposing third party to this Section 5.4 or make a copy of this Section 5.4 available to such third party. In the event Maxis receives a Superior Proposal, nothing contained in this Agreement (but subject to the terms of this paragraph (b)) will prevent the Board of Directors of Maxis from recommending such Superior Proposal to Maxis' stockholders, if the Board determines, in good faith, after consultation with outside legal counsel, that such action is required by its fiduciary duties; in such case, the Board of Directors of Maxis may withdraw, modify or refrain from making its recommendations set forth in Section

  5.1(b), and, to the extent it does so, Maxis may refrain from soliciting proxies and taking such other action necessary to secure the affirmative vote of its stockholders as may be required by Section 5.2; provided that (to the extent permissible under applicable law) Maxis shall remain obligated under Section 5.2 to convene the Maxis Stockholder Meeting and shall have the vote on the Merger considered by the stockholders of Maxis prior to the vote (if any) on the Superior Proposal; and provided, further, that Maxis shall not recommend to its stockholders a Superior Proposal for a period of not less than 48 hours after Electronic Arts' receipt of a copy of such Superior Proposal (or a description of the significant terms and conditions thereof, if not in writing) and the identity of the third party. Notwithstanding anything elsewhere contained in Section 5.4(a) or elsewhere in this Agreement, Maxis may, if its Board of Directors determines, in good faith, after consultation with outside legal counsel that the Board's fiduciary duties require it to do so, enter into an agreement or understanding relating to a Superior Proposal; provided, that (i) such agreement or understanding provides that the Merger shall be considered by the stockholders of Maxis prior to the Superior Proposal and (ii) if the Merger is approved by the stockholders of Maxis, neither Maxis nor Electronic Arts shall be required to pay a fee or otherwise incur any material liability arising out of the agreement or understanding relating to the Superior Proposal, including, without limitation, as a result of the Superior Proposal not being approved. The performance of such agreement or understanding relating to the Superior Proposal to the extent necessary to facilitate the due consideration of such Superior Proposal at the meeting of the stockholders of Maxis after the Merger shall not constitute a breach of this Agreement.

  (c) Notwithstanding anything to the contrary herein, Maxis will not provide any non-public information to a third party unless: (x) Maxis provides such non-public information pursuant to a nondisclosure agreement with terms regarding the protection of oral or written confidential information at least as restrictive as such terms in the Confidentiality Agreement; and (y) such non-public information has been previously delivered to Electronic Arts.

  (d) As of the date of this Agreement, Maxis shall immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal.

  5.5 Public Disclosure. Maxis and Electronic Arts will consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger, this Agreement or an Acquisition Proposal and will not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange or the Nasdaq Stock Market.

  5.6 Legal Requirements. Each of Maxis, Merger Sub and Electronic Arts will take all reasonable actions necessary or desirable to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement (including furnishing all information required in connection with approvals by or filings with any Governmental Entity, and prompt resolution of any litigation prompted hereby) and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such filings with or investigations by any Governmental Entity, and any other such requirements imposed upon any of them or their respective subsidiaries in connection with the consummation of the transactions contemplated by this Agreement. Electronic Arts will use its commercially reasonable efforts to take such steps as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable to the issuance of Electronic Arts Common Stock pursuant hereto. Maxis will use its commercially reasonable efforts to assist Electronic Arts as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable in connection with the issuance of Electronic Arts Common Stock pursuant hereto.

  5.7 Third Party Consents. As soon as practicable following the date hereof, Maxis and Electronic Arts will each use its commercially reasonable efforts to obtain all material consents, waivers and approvals under any of its or its subsidiaries' agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby.

  5.8 Notification of Certain Matters. Maxis and Merger Sub will give prompt notice to Electronic Arts, and Electronic Arts will give prompt notice to Maxis, after obtaining knowledge of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably likely to cause (a) any representation or warranty contained in this Agreement and made by it to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time such that the conditions set forth in Section 6.2(a) or 6.3(a), as the case may be, would not be satisfied as a result thereof, (b) any Material Adverse Effect on Maxis or Electronic Arts or (c) any failure of Maxis and Merger Sub or Electronic Arts, as the case may be, to comply with or satisfy, in any material respect, any covenant, condition or agreement to be complied with or satisfied by it under this Agreement such that the condition set forth in Section 6.2(b) or 6.3(b), as the case may be, would not be satisfied as a result thereof. To ensure compliance with this Section 5.8, Maxis shall deliver to Electronic Arts as soon as practicable but in any event within thirty days after the end of each monthly accounting period beginning with the month ended May 31, 1997 and ending with the monthly accounting period occurring before the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, an unaudited consolidated balance sheet, statement of operations and statement of cash flows for Maxis, which financial statements shall be prepared in the ordinary course of business, in accordance with Maxis' books and records and generally accepted accounting principles and shall fairly present the consolidated financial position of Maxis as of their respective dates and the results of Maxis' operations for the periods then ended. Notwithstanding the above, the delivery of any notice pursuant to this Section
5.8 will not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

  5.9 Reasonable Best Efforts and Further Assurances. Subject to the respective rights and obligations of Maxis and Electronic Arts under this Agreement (including the rights of Maxis under 5.1(b) and 5.4(b)), each of the parties to this Agreement will use its reasonable best efforts to effectuate the Merger and other transactions contemplated hereby, to fulfill and cause to be fulfilled the conditions to closing under this Agreement and to effect the Closing as soon as practicable; provided that neither Maxis nor Electronic Arts nor any subsidiary or affiliate thereof will be required to agree to any divestiture by itself or any of its affiliates of shares of capital stock or of any business, assets or property, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock. Subject to the first sentence of this Section 5.9, each party hereto, at the reasonable request of another party hereto, will execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of the transactions contemplated hereby.

  5.10 Stock Options and Employee Benefits.

    (a) At the Effective Time, each outstanding option to purchase shares of Maxis Common Stock (each a "Maxis Stock Option") under the Maxis Stock Option Plans, whether or not exercisable, will be assumed by Electronic Arts. Each Maxis Stock Option so assumed by Electronic Arts under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable Maxis Stock Option Plan immediately prior to the Effective Time and the Stock Option Agreement by which it is evidenced, except that (i) each Maxis Stock Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares (and no fractional shares) of Electronic Arts Common Stock equal to the product of the number of shares of Maxis Common Stock that were issuable upon exercise of such Maxis Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Electronic Arts Common Stock, and (ii) the per share exercise price for the shares of Electronic Arts Common Stock issuable upon exercise of such assumed Maxis Stock Option will be equal to the quotient determined by dividing the exercise price per share of Maxis Common Stock at which such Maxis Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. As soon as reasonably practicable after the Effective Time, Electronic Arts will issue to each holder of an outstanding Maxis Stock Option a notice describing the foregoing assumption of such Maxis Stock Option by Electronic Arts.

    (b) The parties intend that Maxis Stock Options assumed by Electronic Arts shall qualify following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent Maxis Stock Options qualified as incentive stock options immediately prior to the Effective Time.

    (c) Prior to the Effective Time, Maxis shall take such actions as are necessary to establish a "new exercise date" (as such term is used in the ESPP) in accordance with the terms of the ESPP (the "New Exercise Date") for the then current offering periods (as such term is used in the ESPP). The New Exercise Date shall be the last trading day on which shares of Maxis' Common Stock are traded on the Nasdaq National Market immediately prior to the Effective Time; provided, however, that the New Exercise Date shall be conditioned upon consummation of the Merger. On the New Exercise Date, Maxis shall apply the funds credited as of such date under the ESPP within each participant's payroll withholdings account to the purchase of whole shares of Maxis Common Stock in accordance with the ESPP.

    (d) Electronic Arts will reserve sufficient shares of Electronic Arts Common Stock for issuance under Section 5.10(a) and under Section 1.6(c) hereof.

  5.11 Form S-8. Electronic Arts agrees to file a registration statement on Form S-8 for the shares of Electronic Arts Common Stock issuable with respect to assumed Maxis Stock Options no later than five (5) business days after the Closing Date.

  5.12 Indemnification and Insurance.

    (a) From and after the Effective Time, Electronic Arts will cause the Surviving Corporation to fulfill and honor in all respects the obligations of Maxis pursuant to each indemnification agreement currently in effect between Maxis and each person who is or was a director or officer of Maxis or any of its subsidiaries at or prior to the Effective Time (the "Indemnified Parties") and any indemnification provisions under Maxis' Certificate of Incorporation or Bylaws as in effect on the date hereof. The Certificate of Incorporation and By-laws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Certificate of Incorporation and Bylaws of Maxis as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified from the Effective Time in any manner that would adversely affect the rights thereunder of any Indemnified Party, unless such modification is required by law.

    (b) Without limiting the provisions of paragraph (a), after the Effective Time Electronic Arts will cause the Surviving Corporation, to the fullest extent permitted under applicable law or under the Surviving Corporation's Certificate of Incorporation or By-laws, to indemnify and hold harmless each Indemnified Party against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent arising out of or pertaining to any action or omission in his or her capacity as a director or officer of Maxis or any of its subsidiaries arising out of or pertaining to the transactions contemplated by this Agreement for a period of six years after the Effective Time; provided, however, that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Party delivers to Electronic Arts a written notice asserting a claim for indemnification under this Section 5.12(b), then the claim asserted in such notice shall survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved. In the event of any such claim, action, suit, proceeding or investigation (i) any counsel retained by the Indemnified Parties for any period after the Effective Time must be reasonably satisfactory to Electronic Arts, (ii) after the Effective Time, Electronic Arts will cause the Surviving Corporation to pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received and (iii) Electronic Arts will cause Surviving Corporation to cooperate in the defense of any such matter; provided, however, that neither Electronic Arts nor the Surviving Corporation will be liable for any settlement effected without its written consent (which consent will not be unreasonably withheld). The Indemnified Parties as a group may retain only one law firm (in addition to local counsel) to represent them with respect to any single action unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties. In the event Electronic Arts or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary to effectuate the purposes of this
  Section 5.12, proper provision shall be made so that the successors and assigns of Electronic Arts and Maxis assume the obligations set forth in this Section 5.12 and none of the actions described in clause (i) or (ii) shall be taken until such provision is made.

    (c) Without limiting any of the obligations of Electronic Arts or the Surviving Corporation set forth elsewhere in this Section 5.12, Electronic Arts shall cause the Surviving Corporation to maintain in effect, during the six-year period commencing as of the Effective Time, a policy of directors' and officers' liability insurance for the benefit of each of the Indemnified Parties providing coverage and containing terms no less advantageous to the Indemnified Parties than the coverage and terms of Maxis' existing policy of directors' and officers' liability insurance.

    (d) This Section 5.12 will survive any termination of this Agreement and the consummation of the Merger at the Effective Time, is intended to benefit Maxis, the Surviving Corporation and each of the Indemnified Parties, and will be binding on all successors and assigns of the Surviving Corporation and Electronic Arts.

  5.13 NMS Listing. Electronic Arts agrees to authorize for listing on the Nasdaq National Market the shares of Electronic Arts Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger, upon official notice of issuance.

  5.14 Maxis Affiliate Agreement. Set forth on the Maxis Schedules is a list of those persons who may be deemed to be, in Maxis' reasonable judgment, affiliates of Maxis within the meaning of Rule 145 promulgated under the Securities Act (each a "Maxis Affiliate"). Maxis will provide Electronic Arts with such information and documents as Electronic Arts reasonably requests for purposes of reviewing such list. Maxis will use its reasonable best efforts to deliver or cause to be delivered to Electronic Arts, as promptly as practicable on or following the date hereof (and in any event no later than the date 30 days prior to the Effective Time), from each Maxis Affiliate an executed affiliate agreement in substantially the form attached hereto as Exhibit B (the "Maxis Affiliate Agreement"), each of which will be in full force and effect as of the Effective Time. Electronic Arts will be entitled to place appropriate legends on the certificates evidencing any Electronic Arts Common Stock to be received by a Maxis Affiliate pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Electronic Arts Common Stock, consistent with the terms of the Maxis Affiliate Agreement.

  5.15 Regulatory Filings; Reasonable Efforts. As soon as may be reasonably practicable, Electronic Arts and Maxis and certain Maxis Affiliates (if necessary) each shall file with the United States Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice ("DOJ") Notification and Report Forms relating to the transactions contemplated herein as required by the HSR Act, as well as comparable pre-merger notification forms required by the merger notification or control laws and regulations of any applicable jurisdiction, as agreed to by the parties. Electronic Arts and Maxis each shall promptly (a) supply the other with any information which may be required in order to effectuate such filings and (b) supply any additional information which reasonably may be required by the FTC, the DOJ or the competition or merger control authorities of any other jurisdiction and which the parties may reasonably deem appropriate.

  5.16 Tax-Free Reorganization. No party shall take any action either prior to or after the Effective Time that could reasonably be expected to cause the Merger to fail to qualify as a "reorganization" under Section 368(a) of the Code.

  5.17 Pooling Covenant. Prior to the earlier of termination of this Agreement and the Effective Time, Electronic Arts will not take any action, and Electronic Arts will not permit any of its affiliates to take any action, that would be reasonably likely to interfere with Electronic Arts' ability to account for the Merger as a pooling of interests. In addition, Electronic Arts will use its reasonable best efforts to deliver or cause to be delivered to Maxis, on or as promptly as practicable following the date hereof (and in any event no later than the date 30 days prior to the Effective Time), from each person who may be deemed to be an "affiliate" of Electronic Arts within the meaning of Rule 145 promulgated under the Securities Act, an agreement (which will be in full force and effect as of the Effective Time) requiring such person to refrain from taking any action that would be reasonably likely to interfere with Electronic Arts' ability to account for the Merger as a pooling of interests.

  5.18 Employee Matters. Promptly following the Merger, employees of Maxis will become subject to Electronic Arts standard employee benefit plans on an equivalent basis with other similarly situated employees of Electronic Arts and will receive full credit pursuant to such plans for years of service at Maxis.

                                  ARTICLE VI

                           Conditions of the Merger

  6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

    (a) Stockholder Approval. This Agreement shall have been approved and adopted, and the Merger shall have been duly approved, by the requisite vote under applicable law, by the stockholders of Maxis.

    (b) Registration Statement Effective; Proxy Statement. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement, shall have been initiated or threatened in writing by the SEC.

    (c) No Order; HSR Act. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger. All waiting periods under the HSR Act relating to the transactions contemplated hereby will have expired or terminated early.

    (d) Tax Opinions. Maxis and Electronic Arts shall each have received written opinions from their respective counsel, Wilson Sonsini Goodrich & Rosati, A Professional Corporation, and Fenwick & West LLP, in form and substance reasonably satisfactory to them, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and such opinions shall not have been withdrawn; provided, however, that if the counsel to either Maxis or Electronic Arts does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to such party if counsel to the other party renders such opinion to such party. The parties to this Agreement agree to make reasonable representations as requested by such counsel for the purpose of rendering such opinions.

    (e) Nasdaq Listing. The shares of Electronic Arts Common Stock issuable to stockholders of Maxis pursuant to this Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on the Nasdaq National Market upon official notice of issuance.

    (f) Opinion of Accountants. Maxis shall have received from Ernst & Young LLP, independent auditors for Maxis, a letter dated within two (2) business days prior to the Effective Time (which may contain customary qualifications and assumptions), to the effect that Ernst & Young LLP concurs with Maxis' management conclusion that no conditions exist related to Maxis that would preclude Electronic Arts from accounting for the Merger as a pooling of interests; and Maxis shall have received from KPMG Peat Marwick LLP, the independent auditors for Electronic Arts, a copy of a letter addressed to Electronic Arts dated the Closing Date, in substance reasonably satisfactory to Maxis (and which may contain customary qualifications and assumptions and which may be based in part on the letter referred to above from Ernst & Young LLP to Maxis) to the effect that KPMG Peat Marwick LLP concurs with Electronic Arts' management conclusions that as of that date, no conditions exist that would preclude Electronic Arts from accounting for the Merger as a pooling of interests.

  6.2 Additional Conditions to Obligations of Maxis. The obligation of Maxis to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Maxis:

    (a) Representations and Warranties. The representations and warranties of Electronic Arts and Merger Sub contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement, except where the failure to be so true and correct would not have a Material Adverse Effect on Electronic Arts. In addition, the representations and warranties of Electronic Arts and Merger Sub contained in this Agreement shall be true and correct in all material respects on and as of the Effective Time except for changes contemplated by this Agreement and except for those representations and warranties which address matters only as of a particular date, which shall remain true and correct in all material respects as of such particular date, (it being understood that, for the purposes of determining whether such representations and warranties made as of a particular date have been true and correct, any inaccuracies therein that shall have been cured in all material respect shall be disregarded), with the same force and effect as if made on and as of the Effective Time, except in such cases (other than the representations in Sections 3.2 and 3.3) where the failure to be so true and correct would not have a Material Adverse Effect on Electronic Arts. Maxis shall have received a certificate with respect to the foregoing signed on behalf of Electronic Arts by the Chief Executive Officer and the Chief Financial Officer of Electronic Arts;

    (b) Agreements and Covenants. Electronic Arts and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time, and Maxis shall have received a certificate to such effect signed on behalf of Electronic Arts by the Chief Executive Officer and the Chief Financial Officer of Electronic Arts; and

    (c) Material Adverse Effect. No Material Adverse Effect with respect to Electronic Arts shall have occurred since the date of this Agreement.

    (d) Legal Opinion. Maxis shall have received a legal opinion from Fenwick & West LLP in the form attached hereto as Exhibit C.

  6.3 Additional Conditions to the Obligations of Electronic Arts and Merger Sub. The obligations of Electronic Arts and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Electronic Arts:

    (a) Representations and Warranties. The representations and warranties of Maxis contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement, except where the failure to be so true and correct would not have a Material Adverse Effect on Maxis. In addition, the representations and warranties of Maxis contained in this Agreement shall be true and correct in all material respects on and as of the Effective Time except for changes contemplated by this Agreement and except for those representations and warranties which address matters only as of a particular date, which shall remain true and correct in all material respects as of such particular date (it being understood that, for the purposes of determining whether such representations and warranties made as of a particular date have been true and correct, any inaccuracies therein that shall have been cured in all material respect shall be disregarded), with the same force and effect as if made on and as of the Effective Time, except in such cases (other than the representations in Sections 2.2, 2.3, 2.4 and 2.22) where the failure to be so true and correct would not have a Material Adverse Effect on Maxis. Electronic Arts shall have received a certificate with respect to the foregoing signed on behalf of Maxis by the President and the Chief Financial Officer of Maxis;

    (b) Agreements and Covenants. Maxis shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and Electronic Arts shall have received a certificate to such effect signed on behalf of Maxis by the President and the Chief Financial Officer of Maxis; and

    (c) Material Adverse Effect. No Material Adverse Effect with respect to Maxis shall have occurred since the date of this Agreement.

    (d) Legal Opinion. Electronic Arts shall have received a legal opinion from Wilson Sonsini Goodrich & Rosati, A Profession Corporation, in the form attached hereto as Exhibit D.

    (e) Injunctions or Restraints on Conduct of Business. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or the legal, contractual or regulatory restraint limiting or restricting Electronic Arts conduct or operation of its business or the business or Maxis and its subsidiaries, following the Merger, shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other Governmental Entity, domestic or foreign, seeking the foregoing be pending, except where the existence of any of the forgoing items would not have a Material Adverse Effect on Maxis.

    (f) Dissenters' Rights. To the extent that Section 2115 of the California Corporations Code applies to Maxis, fewer than 5% of the stockholders of Maxis shall have exercised or perfected their dissenters' rights under the California Corporations Code.

                                  ARTICLE VII

                       Termination, Amendment and Waiver

  7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time of the Merger, whether before or after approval of the Merger by the stockholders of Maxis:

    (a) by mutual written consent duly authorized by the Boards of Directors of Electronic Arts and Maxis;

    (b) by either Electronic Arts or Maxis, if the Merger shall not have been consummated by October 31, 1997 for any reason; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

    (c) by either Electronic Arts or Maxis, if a Governmental Entity shall have issued an order, decree or ruling or taken any other action (an "Order"), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree or ruling is final and nonappealable;

    (d) by either Electronic Arts or Maxis, if the required approval of the stockholders of Maxis contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote upon a vote taken at a meeting of stockholders duly convened therefor or at any adjournment thereof;

    (e) by Electronic Arts, if at any time prior to the approval of the Merger by the stockholders of Maxis, the Board of Directors of Maxis accepts, publicly endorses, recommends or executes a letter of intent or similar document with respect to a Superior Proposal or resolves to do any of the foregoing;

    (f) by Electronic Arts, if any of the following shall occur:

      (i) Maxis shall have failed to include in the Proxy Statement the unanimous recommendation of the Board of Directors of Maxis in favor of approval and adoption of this Agreement and the Merger, or the Board of Directors of Maxis shall have amended or modified in a manner adverse to Electronic Arts such Board of Directors' unanimous recommendation in favor of the Merger or approval or adoption of this Agreement;

      (ii) the Board of Directors of Maxis shall have approved, publicly endorsed, recommended or executed a letter of intent or similar document with respect to any Acquisition Proposal other than the Merger;

      (iii) a tender or exchange offer relating to securities of Maxis shall have been commenced and Maxis shall not have sent to its security holders, within ten (10) business days after the commencement of such tender or exchange offer, a statement that Maxis recommends rejection of such tender or exchange offer;

      (iv) an Acquisition Proposal (other than a tender or exchange offer relating to the securities of Maxis) is publicly announced, and, upon Electronic Arts request, Maxis fails to issue a press release announcing its opposition to such Acquisition Proposal within five (5) business days after such request; or

      (v) Section 2115 of the California Corporations Code applies to Maxis, and pooling for the Merger is not available because one or more of the stockholders of Maxis who own at least ten percent (10%) of the outstanding Maxis Common Stock as of the date of this Agreement exercise or perfect their dissenters' rights.

    (g) by Maxis, upon a breach of any representation, warranty, covenant or agreement on the part of Electronic Arts set forth in this Agreement, or if any such representation or warranty of Electronic Arts shall have become inaccurate, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b), as the case may be, would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, however, that if such inaccuracy in Electronic Arts' representations and warranties or breach by Electronic Arts is curable by Electronic Arts through the exercise of its commercially reasonable efforts, then Maxis may not terminate this Agreement under this
  Section 7.1(g) if Electronic Arts is exercising commercially reasonable efforts to cure such inaccuracy or breach; and, provided, further, that Maxis may not terminate this Agreement pursuant to this Section 7.1(g) if it shall have materially breached this Agreement;

    (h) by Electronic Arts, upon a breach of any representation, warranty, covenant or agreement on the part of Maxis set forth in this Agreement, or if any such representation or warranty of Maxis shall have become inaccurate, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b), as the case may be, would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, however, that if such inaccuracy in Maxis' representations and warranties or breach by Maxis is curable by Maxis through the exercise of its commercially reasonable efforts, then Electronic Arts may not terminate this Agreement under this Section 7.1(h) if Maxis is exercising commercially reasonable efforts to cure such inaccuracy or breach; and, provided, further, that Electronic Arts may not terminate this Agreement pursuant to this Section 7.1(h) if it shall have materially breached this Agreement;

    (i) by Maxis, if the average closing price of Electronic Arts Common Stock, as presently constituted, as quoted in the Nasdaq National Market and reported in the Wall Street Journal, over the ten (10) trading days ending the third business day prior to the date originally established in the Proxy Statement for the Maxis Stockholder Meeting is less than $20.00 (as adjusted for stock splits, recapitalizations, stock dividends and the like); or

    (j) by either Electronic Arts or Maxis, in the event of a tender or an exchange offer relating to the securities of Maxis which is accepted by more than fifty percent (50%) of the outstanding shares of Maxis Common Stock (excluding for such calculation the shares of Maxis Common Stock held beneficially or of record by Jeffrey B. Braun).

  7.2 Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in
Section 7.1, this Agreement shall be of no further force or effect, except (i) as set forth in this Section 7.2, Section 7.3 and Article 8 (miscellaneous), each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

  7.3 Fees and Expenses.

    (a) General. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that Electronic Arts and Maxis shall share equally all fees and expenses, other than attorneys' and accountants fees and expenses, incurred in relation to the printing and filing of the Proxy Statement (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto.

    (b) Maxis Payments. If this Agreement is terminated by Electronic Arts or Maxis pursuant to Section 7.1(d) or 7.1(j), or by Electronic Arts pursuant to Section 7.1(e) or 7.1(f), then: Maxis shall pay to Electronic Arts, in cash, a non-refundable fee in the amount of $5,000,000 (the "Termination Fee"); provided that such amount will not be payable if, prior to the termination triggering the obligation to make such payment, either: (i) a Material Adverse Effect on Electronic Arts had occurred and Maxis had provided written notice to Electronic Arts of such event; or (ii) Maxis shall have become entitled pursuant to Section 7.1(g) to terminate this Agreement, shall have given written notice to Electronic Arts to that effect, and Electronic Arts shall be unable or unwilling to effect a cure to such breach. In the case of termination of this Agreement by Maxis pursuant to Section 7.1(d) or 7.1(j), the Termination Fee shall be paid by Maxis prior to or contemporaneous with notice of such termination being provided to Electronic Arts and as a condition to Maxis' right to terminate under such provisions, and in the case of termination of this Agreement by Electronic Arts pursuant to Section 7.1(d), 7.1(e), 7.1(f) or 7.1(j), the Termination Fee shall be paid by Maxis within three (3) business days after such notice of such termination.

                                 ARTICLE VIII

                              General Provisions

  8.1 Non-Survival of Representations and Warranties. The representations and warranties of Electronic Arts, Maxis and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall survive the Effective Time.

  8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

  (a) if to Electronic Arts or Merger Sub, to:

    1450 Fashion Island Blvd.
    San Mateo, CA 94404
    Telephone: (415) 571-7171
    Facsimile: (415) 571-7132
    Attention: Ruth Kennedy, SVP & General Counsel

    with a copy to:

    Fenwick & West LLP
    Two Palo Alto Square
    Palo Alto, California 94306
      Attention: Mark C. Stevens, Esq.
    Telephone No.: (415) 494-0600
    Telecopy No.: (415) 494-1417

    (b) if to Maxis, to:
    2121 N. California Street
    Suite 600
    Walnut Creek, CA 94596
    Attention: Sam Poole
    Telephone No.: (510) 933-5630
    Telecopy No.: (510) 927-3796

    with a copy to:

    Wilson Sonsini Goodrich & Rosati, P.C.
    650 Page Mill Road
    Palo Alto, California 94304-1050
    Attention: Barry E. Taylor, Esq.
    Telephone No.: (415) 493-9300
    Telecopy No.: (415) 493-6811

  8.3 Interpretation; Knowledge.

    (a) When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

    (b) For purposes of this Agreement (a) as it relates to Electronic Arts, the term "knowledge" means, with respect to any matter in question, that any of the Chief Executive Officer, Chief Financial Officer or General Counsel of Electronic Arts, has actual knowledge of such matter and (b) as it relates to Maxis, the term "knowledge" means, with respect to any matter in question, that any of the Chief Executive Officer, Chief Financial Officer, General Counsel, Vice President--Product Development or Vice President--Business Development of Maxis has actual knowledge of such matter.

  8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

  8.5 Entire Agreement; Third Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including Maxis Schedules (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement; and (b) are not intended to confer upon any other person any rights or remedies hereunder, except as specifically provided in Sections 5.12 and 5.18.

  8.6 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

  8.7 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

  8.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

  8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

  8.10 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

  8.11 WAIVER OF JURY TRIAL. EACH OF ELECTRONIC ARTS, MAXIS AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ELECTRONIC ARTS, MAXIS OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

                                   * * * * *

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

                                          Electronic Arts Inc.

                                                   /s/ E. Stanton McKee
                                          By___________________________________
                                                     E. Stanton McKee
                                                      Exec. VP--CFAO

                                          Village Acquisition Corporation

                                                   /s/ E. Stanton McKee
                                          By___________________________________
                                                     E. Stanton McKee
                                                         President

                                          Maxis, Inc

                                                    /s/ Samuel L. Poole
                                          By___________________________________
                                                      Samuel L. Poole
                                                     President and CEO


                      **** REORGANIZATION AGREEMENT ****

                                                                     APPENDIX B

                             [ALEX.BROWN LETTERHEAD]

June 4, 1997

Board of Directors
Maxis, Inc.
2121 N. California St.
Suite 600
Walnut Creek, CA 94596

Dear Sirs:

  We understand that Maxis, Inc. ("Maxis") and Electronic Arts Inc. ("Electronic Arts") propose to enter into an Agreement and Plan of Reorganization dated as of the date hereof (the "Agreement"). Pursuant to the Agreement, a wholly owned subsidiary of Electronic Arts ("Newco") will be merged with and into Maxis (the "Merger"), which shall be the surviving corporation, and the separate existence of Newco shall cease. The Agreement provides, among other things, that each share of Maxis common stock issued and outstanding immediately prior to the effective time of the Merger will be converted into .3644 shares (the "Exchange Ratio") of common stock of Electronic Arts. We have assumed, with your consent, that the Merger will qualify for pooling-of-interests accounting treatment and as a tax free transaction for federal income tax purposes. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to whether the Exchange Ratio is fair, from a financial point of view, to Maxis' stockholders.

  Alex. Brown & Sons Incorporated ("Alex. Brown"), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Board of Directors of Maxis in connection with the transaction described above and will receive a fee for our services, a portion of which is contingent upon the consummation of the Merger and a portion of which becomes payable upon the delivery of this opinion. We have also acted as the co-managing underwriter of a public offering of the common stock of Maxis. Alex. Brown maintains a market in the common stock of Maxis and Electronic Arts and regularly publishes research reports regarding the consumer software and new media industries and the businesses and securities of Maxis, Electronic Arts and other publicly owned companies in the consumer software and new media industries. In the ordinary course of business, Alex. Brown may actively trade the securities of both Maxis and Electronic Arts for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we have acted as the lead-managing underwriter of a public offering of the common stock of Electronic Arts and have in the past provided other financial advisory services to Electronic Arts.

  In connection with this opinion, we have reviewed certain publicly available financial information concerning Maxis and Electronic Arts and certain internal analyses and other information furnished to us by Maxis and Electronic Arts. We have held discussions with the members of the senior managements of Maxis and Electronic Arts regarding the businesses and prospects of those companies. In addition, we have (i) reviewed the historical reported prices and trading activity for the common stock of both Maxis and Electronic Arts, (ii) compared certain financial information for both Maxis and Electronic Arts with similar information for certain companies whose securities are publicly traded, (iii) compared certain stock market information and valuations for both Maxis and Electronic Arts with similar information for certain companies whose securities are publicly

                                                          [LOGO OF ALEX.BROWN]

traded, (iv) reviewed the financial terms of certain recent business combinations which we deemed comparable in whole or in part, (v) reviewed the terms of the Agreement and certain related documents, and (vi) performed such other studies and analyses and considered such other factors as we deemed appropriate.

  We have not independently verified the information described above and for purposes of this opinion have assumed the accuracy, completeness and fairness thereof including information furnished to us orally or otherwise discussed with us by management of Maxis and Electronic Arts. With respect to the information relating to the prospects of Maxis and Electronic Arts, we have assumed that such information reflects the currently available judgments and estimates of the managements of Maxis and Electronic Arts as to the likely future financial performances of their respective companies and of the combined entity. In addition, we have not made nor been provided with an independent evaluation or appraisal of the assets of Maxis and Electronic Arts, nor have we been furnished with any such evaluations or appraisals. We are not expressing our opinion as to the value of Electronic Arts' common stock when issued pursuant to the Merger or the prices at which Electronic Arts' common stock will trade subsequent to such issuance. Our opinion is based on market, economic and other conditions as they exist and can be evaluated as of the date of this letter.

  Our advisory services and the opinion expressed herein were prepared for the use of the Board of Directors of Maxis and do not constitute a recommendation to any stockholder as to how such stockholder should vote. We hereby consent to the inclusion of this opinion in its entirety to any proxy or registration statement distributed in connection with the Merger.

  Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the Exchange Ratio is fair, from a financial point of view, to Maxis' stockholders.

                                          Very truly yours,

                                          /s/ Alex. Brown & Sons Incorporated

                                          ALEX. BROWN & SONS INCORPORATED

                                                                     APPENDIX C

                               VOTING AGREEMENT

  This Voting Agreement (this "Voting Agreement") is made and entered into as of June 4 1997 (the "Effective Date") among Electronic Arts Inc., a Delaware corporation ("Electronic Arts"), and Jeffrey B. Braun, trustee of the Jon Himmel Trust dated 9/18/92 ("Stockholder").

                                   RECITALS

  A. This Voting Agreement is entered into pursuant to that certain Agreement and Plan of Reorganization dated of even date herewith, as such may be amended (the "Plan of Reorganization"), entered into by and among Electronic Arts, Village Acquisition Corporation, a Delaware corporation ("Merger Sub"), a wholly owned subsidiary of Electronic Arts, and Maxis, Inc., a Delaware corporation ("Maxis"). The Plan of Reorganization provides for the merger of Merger Sub with and into Maxis (the "Merger"), all pursuant to the terms and conditions of the Plan of Reorganization and the Agreement of Merger to be entered into between Merger Sub and Maxis in the form attached to the Plan of Reorganization (the "Agreement of Merger"). The Plan of Reorganization and the Agreement of Merger are collectively referred to herein as the "Merger Agreements." Capitalized terms used herein and not defined herein shall have the meanings that such terms have in the Plan of Reorganization.

  B. The Merger Agreements provide for the conversion of all of the issued and outstanding stock of Maxis at the Effective Time of the Merger into shares of Electronic Arts' Common Stock, all as more particularly set forth in the Plan of Reorganization.

  C. As a condition to the willingness of Electronic Arts to enter into the Plan of Reorganization, Electronic Arts has required that Stockholder agree, and in order to induce Electronic Arts to enter into the Plan of Reorganization Stockholder has agreed, to enter into this Voting Agreement.

  NOW, THEREFORE, the parties hereto hereby agree as follows:

SECTION 1. VOTING OF MAXIS SECURITIES

  1.1. Maxis Securities. Attachment 1 hereto sets forth all shares of Maxis capital stock and any other securities of Maxis owned by Stockholder, including all securities of Maxis as to which Stockholder has sole or shared voting or investment power, and all rights, options and warrants to acquire shares of capital stock or other securities of Maxis granted to or held by Stockholder (such shares of Maxis capital stock, other securities of Maxis and rights, options and warrants to acquire shares of Maxis capital stock and other securities of Maxis are hereinafter collectively referred to as "Maxis Stock"). As used herein, the term "New Maxis Securities" means, collectively, any and all shares of Maxis capital stock, other securities of Maxis and rights, options and warrants to acquire shares of Maxis capital stock and other securities of Maxis that Stockholder may purchase or otherwise acquire any interest in (whether of record or beneficially), on and after the Effective Date of this Voting Agreement and prior to the Expiration Date (as defined below). All New Maxis Securities will be subject to the terms of this Voting Agreement to the same extent and in the same manner as if they were Maxis Securities. The Maxis Stock and the New Maxis Securities shall be collectively referred to herein as the "Maxis Securities." As used herein, the term "Expiration Date" means the earliest to occur of (i) the closing, consummation and effectiveness of the Merger, or (ii) such time as the Plan of Reorganization is terminated in accordance with its terms.

  1.2. Voting Agreement. Stockholder hereby agrees with Electronic Arts that, prior to the Expiration Date, at any meeting of the stockholders of Maxis, however called, and at any adjournment thereof, and in any written action by consent of stockholders of Maxis, unless otherwise directed in writing by Electronic Arts, Stockholder shall vote the Maxis Securities in favor of the Merger, the execution and delivery by Maxis of the Plan of Reorganization and the adoption and approval of the terms thereof and in favor of each of the other actions contemplated by the Plan of Reorganization and shall otherwise vote the Maxis Securities with respect to any action required in furtherance hereof and thereof. Prior to the Expiration Date, Stockholder shall not enter into any agreement or understanding with any person to vote or give instructions in any manner inconsistent with the preceding sentence.

  1.3. Proxy; Further Assurances.

    (i) Contemporaneously with the execution of this Voting Agreement, Stockholder shall deliver to Electronic Arts a proxy in the form attached hereto as Attachment 2, which shall be irrevocable to the fullest extent permitted by law, with respect to the Maxis Securities (the "Proxy").

    (ii) Stockholder shall perform such further acts and execute such further documents and instruments as may reasonably be required to support and help consummate the Merger and to vest in Electronic Arts the power to carry out and give effect to the provisions of this Voting Agreement.

SECTION 2. WAIVER OF APPRAISAL RIGHTS

  Stockholder hereby waives any rights of appraisal and any dissenters' rights that Stockholder may have in connection with the Merger.

SECTION 3. NO SOLICITATION

  Stockholder covenants and agrees with Electronic Arts that, during the period commencing on the date of this Voting Agreement and ending on the Expiration Date, he will comply in all respects with the provisions of Section
5.4 of the Plan of Reorganization and further that Stockholder shall not, directly or indirectly, (i) solicit or initiate discussions or engage in negotiations with any person other than Electronic Arts or take any action intended, designed or reasonably likely to facilitate the efforts of any person, other than Electronic Arts, relating to an Acquisition Proposal of Maxis, (ii) furnish any nonpublic information regarding Maxis to any person in connection with or in response to an Acquisition Proposal or potential Acquisition Proposal; (iii) engage in discussions with any person with respect to any Acquisition Proposal; (iv) approve, endorse or recommend any Acquisition Proposal; or (v) enter into any letter of intent or other similar document or any contract contemplating or otherwise relating to any Acquisition Proposal. Stockholder shall immediately cease any existing discussions with any persons other than Electronic Arts that relate to any Acquisition Proposal.

SECTION 4. OBLIGATIONS AS A DIRECTOR AND/OR OFFICER OF MAXIS

  If at any time prior to the Expiration Date, Stockholder or a representative of Stockholder is a member of the Board of Directors of Maxis ("Director") or an officer of Maxis, nothing in this Agreement shall limit or restrict the Director or officer in acting in his capacity as a Director or officer, as the case may be, of Maxis and in the exercise of his fiduciary duties and responsibilities in such capacity, it being agreed and understood that this Agreement shall apply to the Stockholder solely in his or its capacity as a stockholder and shall not apply to the Director's or officer's actions, judgments or decisions as a Director of officer of Maxis.

SECTION 5. REPRESENTATIONS, WARRANTIES AND COVENANTS OF STOCKHOLDER

  5.1. Representations, Warranties and Covenants of Stockholder. Stockholder represents, warrants and covenants as follows:

    (a) Authority. Stockholder has full power and authority to enter into, execute, deliver and perform Stockholder's obligations under this Voting Agreement and to make the representations, warranties and covenants herein contained.

    (b) Maxis Securities Owned. Except as otherwise disclosed in the Maxis Disclosure Letter and as provided herein: (i) at the date hereof, all the Maxis Stock is, and at all times until and through the Expiration Date all the Maxis Securities will be, owned by Stockholder free and clear of any rights of first refusal, co-sale rights, security interests, liens, pledges, claims, options, charges or other encumbrances; and (ii) the Stockholder has the sole and exclusive right and power to exercise all voting rights and other rights with respect to the Maxis Stock and will have the sole and exclusive right and power to exercise all voting rights and other rights with respect to the Maxis Securities, and the Maxis Stock and the Maxis Securities are and will remain free and clear of any and all voting trusts, proxies or other arrangements or understandings, whether written or oral.

    (c) Further Assurances. Stockholder agrees to execute and deliver any additional documents reasonably necessary or desirable, in the opinion of Maxis or Electronic Arts, to carry out the purposes and intent of this Voting Agreement.

SECTION 6. MISCELLANEOUS

  6.1. Notices. Any notice or other communication required or permitted to be given under this Voting Agreement will be in writing, will be delivered personally, by telecopier (with a hard copy also mailed), or by registered or certified mail, postage prepaid and will be deemed given upon delivery, if delivered personally, one business day after transmission by telecopier with confirmation of receipt, or three (3) days after deposit in the mails, if mailed, to the following addresses:

  (i) If to Electronic Arts:

    1450 Fashion Island Blvd.
    San Mateo, CA 94404
    Facsimile: (415) 571-7132
    Attention: Ruth Kennedy, SVP & General Counsel

    WITH A COPY TO:

    Fenwick & West LLP
    Two Palo Alto Square
    Palo Alto, California 94036
    Attention: Mark C. Stevens, Esq.

  (ii) If to Stockholder:

  To the address for notice for such Stockholder set forth on Attachment 1 hereto

    WITH A COPY TO:

    Barry Taylor, Esq.
    Wilson Sonsini Goodrich & Rosati P.C.
    650 Page Mill Road
    Palo Alto, California 94304

  or to such other address as a party may have furnished to the other parties in writing pursuant to this Section 6.1.

  6.2. Termination. This Voting Agreement shall be terminated and shall be of no further force and effect upon the termination of the Plan of Reorganization pursuant to its terms.

  6.3. Counterparts. This Voting Agreement may be executed in any number of counterparts, each of which will be an original as regards any party whose signature appears thereon and all of which together will constitute one and the same instrument. This Voting Agreement will become binding when one or more counterparts hereof, individually or taken together, will bear the signatures of all parties reflected hereon as signatories.

  6.4. Assignment; Binding Upon Successors and Assigns. Neither party hereto may assign any of its rights or obligations hereunder without the prior written consent of the other party hereto. This Voting Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

  6.5. Waiver and Amendment. The waiver by a party of any breach hereof or default in the performance hereof will not be deemed to constitute a waiver of any other default or any succeeding breach or default. This Voting Agreement may be amended by the parties hereto upon the execution and delivery of a written agreement executed by the parties hereto.

  6.6. Governing Law. The internal laws of the State of Delaware (irrespective of its choice of law principles) will govern the validity of this Voting Agreement, the construction of its terms, and the interpretation and enforcement of the rights and duties of the parties hereto. Any litigation or other dispute resolution proceeding among the parties relating to this Voting Agreement will take place in San Mateo, Santa Clara or San Francisco County, California. The parties consent to the personal jurisdiction of and the venue in the state and federal courts within such counties.

  6.7. Severability. If any term, provision, covenant or restriction of this Voting Agreement (or of the Plan of Reorganization) is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Voting Agreement (or of the Plan of Reorganization, as the case may be) will remain in full force and effect and will in no way be affected, impaired or invalidated. The parties further agree to replace such invalid or unenforceable term with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of the invalid or unenforceable provision.

  6.8. Construction of Agreement. This Voting Agreement has been negotiated by the respective parties hereto and their attorneys and the language hereof will not be construed for or against either party. A reference to a Section will mean a Section in this Voting Agreement unless otherwise explicitly set forth. The titles and headings herein are for reference purposes only and will not in any manner limit the construction of this Voting Agreement which will be considered as a whole.

  6.9. Attorneys' Fees. Should suit be brought to enforce or interpret any part of this Voting Agreement, the prevailing party will be entitled to recover, as an element of the costs of suit and not as damages, reasonable attorneys' fees to be fixed by the court (including without limitation, costs, expenses and fees on any appeal). The prevailing party will be entitled to recover its costs of suit, regardless of whether such suit proceeds to final judgment.

  6.10. Specific Performance; Injunctive Relief. The parties hereto acknowledge that Electronic Arts will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein. Therefore it is agreed that, in addition to any other remedies that may be available to Electronic Arts upon any such violation, Electronic Arts shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Electronic Arts or Electronic Arts at law or in equity.

  6.11. Partnership. Electronic Arts agrees that if Stockholder is a limited partnership, Stockholder's general and limited partners shall in no event be liable for any obligations or liabilities of Stockholder under this Agreement.

  6.12. Construction. No provision of this Agreement shall be construed to cause the Merger to be accounted for otherwise than as a "pooling of interests."

  IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of the date first set forth above.

                                          ELECTRONIC ARTS INC.,
                                          a Delaware corporation

                                          By: /s/ Ruth Kennedy
                                             ----------------------------------
                                          Name: Ruth Kennedy Title: Senior
                                               Vice President, General Counsel

                                          STOCKHOLDER:

                                          /s/ Jeffrey B. Braun
                                          -------------------------------------
                                          Jeffrey B. Braun, trustee of the Jon
                                          Himmel Trust dated 9/18/92

                      [SIGNATURE PAGE TO VOTING AGREEMENT]

                                  ATTACHMENT 1

                                  MAXIS STOCK

   Stockholder's Address for Notice:       2121 N. California Blvd, Suite 600
                                           Walnut Creek, CA 94596
   Number of shares of Maxis capital
    stock
   beneficially owned by the undersigned:  3,209,600
   Number of options, warrants or other
    convertible
   securities convertible into Maxis
    capital stock
   beneficially owned by the undersigned:  0

                                 ATTACHMENT 2

                                 FORM OF PROXY

                               IRREVOCABLE PROXY

  The undersigned stockholder of Maxis, Inc., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by law) appoints and constitutes Ruth Kennedy, E. Stanton McKee, Jr. and Electronic Arts Inc., a Delaware corporation ("Parent"), and each of them, the attorneys and proxies of the undersigned with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to
(i) the shares of capital stock of the Company owned by the undersigned as of the date of this proxy, which shares are specified on the final page of this proxy, and (ii) any and all other shares of capital stock of the Company which the undersigned may acquire after the date hereof until such time as this Proxy terminates in accordance with its terms. (The shares of the capital stock of the Company referred to in clauses (i) and (ii) of the immediately preceding sentence are collectively referred to as the "Shares.") Upon the execution hereof, all prior proxies given by the undersigned with respect to any of the Shares are hereby revoked, and no subsequent proxies will be given with respect to any of the Shares.

  This proxy is irrevocable, is coupled with an interest and is granted in connection with the Voting Agreement, dated as of the date hereof, among Parent and the undersigned (the "Voting Agreement"), and is granted in consideration of Parent entering into the Agreement and Plan of Merger and Reorganization, dated as of the date hereof, among Parent, Village Acquisition Corporation, a wholly owned subsidiary of Parent, and the Company (the "Reorganization Agreement"). Capitalized terms used but no otherwise defined in this proxy have the meanings ascribed to such terms in the Reorganization Agreement.

  The attorneys and proxies named above will be empowered, and may exercise this proxy, to vote the Shares at any time until the Expiration Date (as defined in the Voting Agreement, such term is used herein with the same definition) at any meeting of the stockholders of the Company, however called, and at any adjournment thereof, or in any written action by consent of stockholders of the Company, in favor of the Merger, the execution and delivery by Maxis of the Plan of Reorganization and the adoption and approval of the terms thereof and in favor of each of the other actions contemplated by the Plan of Reorganization and shall otherwise vote the Maxis Securities with respect to any action required in furtherance hereof and thereof.

  The undersigned stockholder may vote the Shares on all other matters.

  Any obligation of the undersigned hereunder shall be binding upon the heirs, successors and assigns of the undersigned (including any transferee of any of the Shares).

  This proxy shall terminate upon the Expiration Date.

Dated: June 4, 1997
                                          -------------------------------------
                                          Name: Jeffrey B. Braun, trustee of
                                          the Jon Himmel Trust dated 9/18/92

                                          Number of Shares of Company
                                          Common Stock:
                                                      -------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of that fact that he or she was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful.

  As permitted by Section 145, the Registrant's Certificate of Incorporation (Exhibits 3.01 and 3.02 hereto) includes a provision that limits, to the maximum extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. In addition, as permitted by Section 145, the Bylaws of the Registrant (Exhibit
3.03 hereto) provide that: (i) the Registrant is required to indemnify and hold harmless its directors and officers to the fullest extent permitted by law in any action, suit or preceeding (a "proceeding"); provided that the Registrant shall indemnify any such person seeking indemnity in connection with a proceeding initiated by such person only if such proceeding was authorized by its Board of Directors; (ii) the Registratant is required to pay all expenses incurred by a director or officer in defending a proceeding in advance of its final disposition; provided that if the Delaware General Corporation Law so requires, such advance payments shall only be made if such director or officer delivers an undertaking to the Registrant to repay all amounts so advanced if it should ultimately be determined that such director or officer is not entitled to be indemnified; provided further, that the Registrant shall not be required to advance any expenses to a person against whom the Registrant directly brings a claim, in a proceeding, alleging that such person has breached his or her duty of loyalty to the Registrant, committed an act or omission not in good faith or that involves intentional misconduct or a knowing violation of law, or derived an improper personal benefit from a transaction; (iii) the rights conferred in the Bylaws are not exclusive and the Registrant is free at its discretion to indemnify or advance expenses to persons whom the Registrant is not obligated to indemnify or advance expenses to under the Bylaws; and (iv) the Board of Directors is authorized to cause the Registrant to enter into indemnification agreements with any director, officer, employee or agent of the Registrant; and (v) the Registrant may not retroactively amend, repeal or modify the Bylaw provisions relating to indemnity.

  The Registrant has entered into Indemnity Agreements (in the form of Exhibit
10.09 hereto) with each of its current directors to give such directors additional contractual assurances regarding the scope of the indemnification and liability limitation set forth in the Registrant's Articles and Bylaws. The Registrant has also obtained director and officer liability insurance (see Exhibits 10.04 and 10.19 hereto).

  The indemnification provision in the Bylaws, and the indemnity agreements entered into between the Registrant and its directors and officers, may be sufficiently broad to permit indemnification of the Registrant's directors and officers for liabilities arising under the Securities Act.

  The Reorganization Agreement contains covenants on the part of the Registrant to maintain certain indemnification provisions and director and officer insurance policies of Maxis in existence prior to the Merger. See "Terms of the Merger--Indemnification and Insurance" in the Proxy
Statement/Prospectus and the Reorganization Agreement attached as Appendix A thereto.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits.

  The following exhibits are filed herewith or incorporated by reference herein:

 EXHIBIT
 NUMBER
 -------
   2.01+ Agreement and Plan of Reorganization dated as of June 4, 1997 by and among the Registrant, Village Acquisition Corporation, and Maxis, Inc.
         (see Appendix A to the Proxy Statement/Prospectus)
   2.02+ Form of Certificate of Merger of Village Acquisition Corporation into
         Maxis, Inc.
   3.01  Registrant's Certificate of Incorporation, as amended to December 1,
         1992. (1)
   3.02  Registrant's Certificate of Amendment of Certificate of Incorporation.
         (2)
   3.03  Registrant's By-Laws, as amended to date. (3)
   4.01  Specimen Certificate of Registrant's Common Stock. (4)
   5.01+ Legal Opinion of Fenwick & West LLP.
   8.01+ Tax Opinion of Fenwick & West LLP.
   8.02+ Tax Opinion of Wilson Sonsini Goodrich & Rosati, P.C.
   9.01+ Voting Agreement dated as of June 4, 1997 by and between the
         Registrant and Jeffrey B. Braun, trustee of the Jon Himmel Trust dated
         9/18/92. (see Appendix C to the Proxy Statement/Prospectus)
   9.02+ Form of Irrevocable Proxy dated as of June 4, 1997 granted to
         Registrant by Jeffrey B. Braun, trustee of the Jon Himmel Trust dated
         9/18/92. (see Appendix C to the Proxy Statement/Prospectus)
  10.01  Registrant's 1982 Stock Option Plan, as amended to date, and related documents. (5)(6)
  10.02  Registrant's Directors Stock Option Plan and related documents. (6) (7)
  10.03  Description of Registrant's FY 1998 Executive Bonus Plan. (6)(30)
  10.04  Directors and Officers and Company Reimbursement Indemnity Policy by
         and between Registrant and certain underwriters at Lloyd's, London and
         Continental Insurance Company, dated June 20, 1992. (8)
  10.05  Lease by and between Registrant, Electronic Arts Limited and Allied
         Dunbar Assurance PLC, dated June 24, 1987, for the Registrant's U.K.
         facilities. (9)
  10.06  Lease by and between Registrant and H.G.C. Associates, dated June 24,
         1992, for the Registrant's warehouse and production facilities. (10)
  10.07  Lease Agreement by and between Registrant and 1450 Fashion Island
         Boulevard Associates, L.P., dated March 22, 1991. (11)
  10.08  Registrants' 1991 Stock Option Plan and related documents as amended.
         (6) (12)
  10.09  Form of Indemnity Agreement with Directors. (13)
  10.10  Registrants' Employee Stock Purchase Plan and related documents as amended. (6) (14)
  10.11  Lease Agreement by and between Registrant and The Canada Life
         Assurance Company, dated December 20, 1991, for the Registrant's
         Canadian facilities. (15)
  10.13  Amendment to Lease Agreement by and between Registrant and 1450
         Fashion Island Boulevard Associates, L.P., dated March 22, 1991. (17)
  10.14  Agreement between Registrant and Sega Enterprises, Ltd., dated July
         14, 1992. (18) (19)
  10.15  Lease Agreement by and between Registrant and Century Centre II
         Associates, dated July 27, 1992. (19)
  10.16  Amendment to Lease Agreement by and between Registrant and 1450
         Fashion Island Boulevard Associates, L.P., dated October 1, 1992. (19)

 EXHIBIT
 NUMBER
 -------
  10.17  Amendment to Lease Agreement by and between Registrant and Century
         Centre II Associates, dated February 2, 1993. (19)
  10.18  Amendment to Lease Agreement by and between Registrant and Century
         Centre II Associates, dated February 22, 1993. (19)
  10.19  Directors and Officers and Company Reimbursement Indemnity Policy by
         and between Registrant and certain underwriters at Lloyd's, London and
         Continental Insurance Company, dated June 20, 1993. (19)
  10.20  Lease by and between Registrant and 1450 Fashion Island Boulevard
         Associates, L.P., dated August 27, 1992 for additional space at corporate headquarters. (10)
  10.22  Lease by and between Registrant, Electronic Arts Limited and Heron
         Slough Limited, dated June 12, 1992, for the Registrant's U.K.
         facilities. (20)
  10.23  Lease by and between Registrant and the Travelers Insurance Company, dated April 14, 1993, for the Registrant's production facilities. (21)
  10.24  Amendment to Lease Agreement by and between Registrant and 1450
         Fashion Island Boulevard Associates, L.P., dated June 1, 1993. (22)
  10.25  Amendment to Lease Agreement by and between Registrant and the
         Travelers Insurance Company, dated November 30, 1993. (23)
  10.26  Amendment to Lease Agreement by and between Registrant and the
         Travelers Insurance Company, dated November 30, 1993. (23)
  10.27  Lease Agreement by and between Registrant and Arthur J. Rogers & Co., dated January 14, 1994. (24)
  10.28  Lease Agreement by and between Registrant and the Prudential Insurance
         Company of America, dated January 10, 1994. (24)
  10.29  Agreement for Lease between Flatirons Funding, LP and Electronic Arts
         Redwood, Inc. dated February 14, 1995. (25)
  10.30  Guarantee from Electronic Arts Inc. to Flatirons Funding, LP dated
         February 14, 1995. (25)
  10.31  Lease Agreement by and between Registrant and Dixie Warehouse &
         Cartage Co., dated April 10, 1995. (25)
  10.32  Commercial Earnest Money Contract between Novell, Inc. and ORIGIN
         Systems, Inc. dated April 13, 1995. (26)
  10.33  First Amendment to Commercial Earnest Money Contract between Novell,
         Inc. and ORIGIN Systems, Inc. dated June 1, 1995. (27)
  10.34  Amendment No. 1 to Agreement between Registrant and Sega Enterprises,
         Inc. effective December 31, 1995. (28)
  10.35  Lease Agreement by and between Registrant and Don Mattrick dated
         October 16, 1996. (29)
  10.36  Amended and Restated Guaranty from Electronic Arts Inc. to Flatirons
         Funding, LP dated March 7, 1997. (30)
  10.37  Amended and Restated Agreement for Lease between Flatirons Funding, LP and Electronic Arts Redwood, Inc. dated March 7, 1997. (30)
  10.38  Amendment No. 1 to Lease Agreement between Electronic Arts Redwood
         Inc. and Flatirons Funding, LP dated March 7, 1997. (30)
  10.39+ Maxis, Inc. 1993 Stock Option Plan and related agreements.
  10.40+ Maxis, Inc. 1995 Stock Plan and related agreements.
  11.01  Computation of Per Share Earnings of Registrant. (30)

 EXHIBIT
 NUMBER
 -------
  11.02+ Computation of Per Share Earnings of Maxis, Inc.
  21.01  Subsidiaries of the Registrant. (30)
  21.02+ Subsidiaries of Maxis, Inc.
  23.01+ Report on Financial Statement Schedule and consent of KPMG Peat
         Marwick LLP with respect to Electronic Arts financial statements.
  23.02+ Consent of Ernst & Young LLP with respect to Maxis financial statements.
  23.03+ Consent of Counsel (included in Exhibits 5.01, 8.01 and 8.02).
  25.01+ Power of Attorney (see page II-7).
  99.01+ Maxis Employment Agreement Amendment dated June 4, 1997 by and between
         Registrant and Jeffrey B. Braun.
  99.02+ Maxis Employment Agreement Amendment dated June 4, 1997 by and between
         Registrant and William R. Wright.
  99.03+ Noncompetition and Nonsolicitation Agreement dated June 4, 1997 by and between Registrant and Jeffrey B. Braun.
  99.04+ Noncompetition and Nonsolicitation Agreement dated June 4, 1997 by and between Registrant and William R. Wright.
  99.05+ Form of Proxy for Maxis stockholders.

--------
 +Filed herewith.
(1) Incorporated by reference to Exhibit 3.01 to Registrant's Current Report on Form 8-K filed on October 16, 1991.
(2) Incorporated by reference to Exhibit 4.01 to Registrant's Registration Statement on Form S-8 filed on December 1, 1992 (File No. 33-55212) (the "1992 Form S-8").
(3) Incorporated by reference to Exhibit 3.02 to Registrant's Current Report on Form 8-K filed on October 16, 1991.
(4) Incorporated by reference to Exhibit 4.01 to Registrant's Registration Statement on Form S-4 filed on March 3, 1994 (File No. 33-75892).
(5) Incorporated by reference to Exhibit 4.03 to Post-Effective Amendment No. 2 to Registrant's Registration Statement on Form S-8 filed on November 6, 1991 (File No. 33-32616) ("S-8 Amendment No. 2").
(6) Management contract or compensatory plan or arrangement.
(7) Incorporated by reference to Exhibit 4.04 to S-8 Amendment No. 2.
(8) Incorporated by reference to Exhibit 10.08 to Registrant's Annual Report on Form 10-K for the year ended March 31, 1992 (the "1992 Form 10-K").
(9) Incorporated by reference to Exhibit 10.07 to the Registrant's Registration Statement on Form S-1 filed on September 20, 1989, and all amendments thereto (File No. 33-30346) (the "Form S-1").
(10) Incorporated by reference to similarly numbered exhibits to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1992.
(11) Incorporated by reference to Exhibit 10.11 to Registrant's Annual Report on Form 10-K for the year ended March 31, 1991.
(12) Incorporated by reference to Exhibit 4.01 to the Registrant's Registration Statement on Form S-8 filed on July 29, 1993 (File No. 33-66836) (the "1993 Form S-8").
(13) Incorporated by reference to Exhibit 10.09 to the Form S-1.
(14) Incorporated by reference to Exhibit 4.02 to 1993 Form S-8.
(15) Incorporated by reference to Exhibit 10.16 to the 1992 Form 10-K.
(16) Not Used.

(17) Incorporated by reference to Exhibit 10.18 to the 1992 Form 10-K.
(18) Confidential treatment has been granted with respect to certain portions of this document.
(19) Incorporated by reference to similarly numbered exhibits to Registrants Annual Report on Form 10-K for the year ended March 31, 1993.
(20) Incorporated by reference to Exhibit 19.01 of Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1992.
(21) Incorporated by reference to Exhibit 10.23 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1993.
(22) Incorporated by reference to Exhibit 10.24 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1993.
(23) Incorporated by reference to similarly numbered exhibits to Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 1993.
(24) Incorporated by reference to similarly numbered exhibits to Registrant's Annual Report on Form 10-K for the year ended March 31, 1994 (the "1994 Form 10-K").
(25) Incorporated by reference to similarly numbered exhibits to Registrant's Annual Report on Form 10-K for the year ended March 31, 1995 (the "1995 Form 10-K").
(26) Incorporated by reference to Exhibit 10.01 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.
(27) Incorporated by reference to Exhibit 10.02 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.
(28) Incorporated by reference to similarly numbered exhibits to Registrant's Annual Report on Form 10-K for the year ended March 31, 1996 (the "1996 Form 10-K").
(29) Incorporated by reference to Exhibit 10.35 to Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996.
(30) Incorporated by reference to similarly numbered exhibits to Registrant's Annual Report on Form 10-K for the year ended March 31, 1997 (the "1997 Form 10-K").

  (b) Financial Statement Schedules.

  Schedule II--Electronic Arts Valuation and Qualifying Accounts

  Schedule II--Maxis Valuation and Qualifying Accounts

  All other Schedules are omitted because they are inapplicable or the requested information is shown in the consolidated financial statements or related notes.

  (c) Opinion of Financial Advisor.

  Opinion of Alex. Brown & Sons Incorporated (see Appendix B to the Proxy Statement/Prospectus).

ITEM 22. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes:

    (1) to file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

    (2) that, for the purpose of determining any liability under the Securities Act, each such post-effecitve amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

    (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

    (4) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form;

    (5) that every prospectus (i) that is filed pursuant to paragraph (4) immediately preceding, or (ii) that purports to meet the requirements of
  Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

    (6) to respond to requests for information that is incorporated by reference into the Proxy Statement/Prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request;

    (7) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective; and

    (8) insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the question has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, ELECTRONIC ARTS INC. HAS DULY CAUSED THIS REGISTRATION STATEMENT ON FORM S-4 TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN THE CITY OF SAN MATEO, STATE OF CALIFORNIA, ON THE 23RD DAY OF JUNE, 1997.

                                          Electronic Arts Inc.

                                                /s/ Lawrence F. Probst III
                                          By: _________________________________
                                                  LAWRENCE F. PROBST III
                                               CHAIRMAN AND CHIEF EXECUTIVE
                                                          OFFICER

  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ruth A. Kennedy and David L. Carbone, and each or any one of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS ON BEHALF OF THE REGISTRANT AND IN THE CAPACITIES AND ON THE DATES INDICATED:

                NAME                           TITLE                 DATE

PRINCIPAL EXECUTIVE OFFICER:

     /s/ Lawrence F. Probst III        Chairman of the          June 23, 1997
-------------------------------------   Board, Chief
       LAWRENCE F. PROBST III           Executive Officer

PRINCIPAL FINANCIAL OFFICER:

      /s/ E. Stanton McKee, Jr.        Executive Vice           June 23, 1997
-------------------------------------   President, Chief
        E. STANTON MCKEE, JR.           Financial and
                                        Administrative
                                        Officer

PRINCIPAL ACCOUNTING OFFICER:

        /s/ David L. Carbone           Vice President,          June 23, 1997
-------------------------------------   Finance
          DAVID L. CARBONE

ADDITIONAL DIRECTORS:

        /s/ M. Richard Asher           Director                 June 23, 1997
-------------------------------------
          M. RICHARD ASHER

        /s/ William J. Byron           Director                 June 23, 1997
-------------------------------------
          WILLIAM J. BYRON

       /s/ Daniel H. Case III          Director                 June 24, 1997
-------------------------------------
         DANIEL H. CASE III

          /s/ Gary M. Kusin            Director                 June 23, 1997
-------------------------------------
            GARY M. KUSIN

          /s/ Timothy Mott             Director                 June 25, 1997
-------------------------------------
            TIMOTHY MOTT

                                                                     SCHEDULE II

                     ELECTRONICS ARTS INC. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS

                   YEARS ENDED MARCH 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                         BALANCE AT CHARGED TO CHARGED TO             BALANCE AT
                         BEGINNING  COSTS AND     OTHER                  END
      DESCRIPTION        OF PERIOD   EXPENSES  ACCOUNTS(1) DEDUCTIONS OF PERIOD
      -----------        ---------- ---------- ----------- ---------- ----------
Year Ended March 31,
 1997
  Allowance for doubtful
   accounts and
   returns..............  $27,569    $53,563     $2,240     $47,886    $35,486
                          =======    =======     ======     =======    =======
Year Ended March 31,
 1996
  Allowance for doubtful
   accounts and
   returns..............  $33,567    $45,346     $ (461)    $50,883    $27,569
                          =======    =======     ======     =======    =======
Year Ended March 31,
 1995
  Allowance for doubtful
   accounts and
   returns..............  $29,113    $56,371     $2,540     $54,457    $33,567
                          =======    =======     ======     =======    =======

--------
(1) Primarily the translation effect of using the average exchange rate for expense items and the year-ended exchange rate for the balance sheet item (allowance account).

                                                                     SCHEDULE II

                                  MAXIS, INC.

                        VALUATION OF QUALIFYING ACCOUNTS

DESCRIPTION

  Allowance for product returns:

                                                ADDITIONS-
                                                PROVISION
                                      BEGINNING    FOR     DEDUCTIONS-   ENDING
      YEAR ENDED                       BALANCE   RETURNS     RETURNS     BALANCE
      ----------                      --------- ---------- -----------  ---------
      March 31, 1995................. 1,718,000 6,047,000  (5,293,000)  2,472,000
      March 31, 1996................. 2,472,000 7,615,000  (5,044,000)  5,043,000
      March 31, 1997................. 5,043,000 7,843,000  (6,898,000)  5,988,000

  Allowance for doubtful accounts:

                                               ADDITIONS-
                                               PROVISION   DEDUCTIONS-
                                    BEGINNING FOR DOUBTFUL   RETURNS    ENDING
      YEAR ENDED                     BALANCE    ACCOUNTS   WRITTEN OFF  BALANCE
      ----------                    --------- ------------ ----------- ---------
      March 31, 1995...............  284,000     295,000    (140,000)    439,000
      March 31, 1996...............  439,000     379,000    (254,000)    564,000
      March 31, 1997...............  564,000   1,708,000    (478,000)  1,794,000

                                 EXHIBIT INDEX

 EXHIBIT                                                          SEQUENTIALLY
 NUMBER                                                           NUMBERED PAGE
 -------                                                          -------------
 2.01+   Agreement and Plan of Reorganization dated as of June
         4, 1997 by and among the Registrant, Village
         Acquisition Corporation, and Maxis, Inc. (see Appendix
         A to the Proxy Statement/Prospectus)
 2.02+   Form of Certificate of Merger of Village Acquisition
         Corporation into Maxis, Inc.
 3.01    Registrant's Certificate of Incorporation, as amended
         to December 1, 1992. (1)
 3.02    Registrant's Certificate of Amendment of Certificate
         of Incorporation. (2)
 3.03    Registrant's By-Laws, as amended to date. (3)
 4.01    Specimen Certificate of Registrant's Common Stock. (4)
 5.01+   Legal Opinion of Fenwick & West, LLP.
 8.01+   Tax Opinion of Fenwick & West, LLP.
 8.02+   Tax Opinion of Wilson Sonsini Goodrich & Rosati, P.C.
 9.01+   Voting Agreement dated as of June 4, 1997 by and
         between the Registrant and Jeffrey B. Braun, trustee
         of the Jon Himmel Trust dated 9/18/92. (see Appendix C
         to the Proxy Statement/Prospectus)
 9.02+   Form of Irrevocable Proxy dated as of June 4, 1997
         granted to Registrant by Jeffrey B. Braun, trustee of
         the Jon Himmel Trust dated 9/18/92. (see Appendix C to
         the Proxy Statement/Prospectus)
 10.01   Registrant's 1982 Stock Option Plan, as amended to
         date, and related documents. (5)(6)
 10.02   Registrant's Directors Stock Option Plan and related
         documents. (6) (7)
 10.03   Description of Registrant's FY 1998 Executive Bonus
         Plan. (6) (30)
 10.04   Directors and Officers and Company Reimbursement
         Indemnity Policy by and between Registrant and certain
         underwriters at Lloyd's, London and Continental
         Insurance Company, dated June 20, 1992. (8)
 10.05   Lease by and between Registrant, Electronic Arts
         Limited and Allied Dunbar Assurance PLC, dated June
         24, 1987, for the Registrant's U.K. facilities. (9)
 10.06   Lease by and between Registrant and H.G.C. Associates,
         dated June 24, 1992, for the Registrant's warehouse
         and production facilities. (10)
 10.07   Lease Agreement by and between Registrant and 1450
         Fashion Island Boulevard Associates, L.P., dated March
         22, 1991. (11)
 10.08   Registrants' 1991 Stock Option Plan and related
         documents as amended. (6) (12)
 10.09   Form of Indemnity Agreement with Directors. (13)
 10.10   Registrants' Employee Stock Purchase Plan and related
         documents as amended. (6) (14)
 10.11   Lease Agreement by and between Registrant and The
         Canada Life Assurance Company, dated December 20,
         1991, for the Registrant's Canadian facilities. (15)
 10.13   Amendment to Lease Agreement by and between Registrant
         and 1450 Fashion Island Boulevard Associates, L.P.,
         dated March 22, 1991. (17)

 EXHIBIT                                                          SEQUENTIALLY
 NUMBER                                                           NUMBERED PAGE
 -------                                                          -------------
 10.14   Agreement between Registrant and Sega Enterprises,
         Ltd., dated July 14, 1992. (18) (19)
 10.15   Lease Agreement by and between Registrant and Century
         Centre II Associates, dated July 27, 1992. (19)
 10.16   Amendment to Lease Agreement by and between Registrant
         and 1450 Fashion Island Boulevard Associates, L.P.,
         dated October 1, 1992. (19)
 10.17   Amendment to Lease Agreement by and between Registrant
         and Century Centre II Associates, dated February 2,
         1993. (19)
 10.18   Amendment to Lease Agreement by and between Registrant
         and Century Centre II Associates, dated February 22,
         1993. (19)
 10.19   Directors and Officers and Company Reimbursement
         Indemnity Policy by and between Registrant and certain
         underwriters at Lloyd's, London and Continental
         Insurance Company, dated June 20, 1993. (19)
 10.20   Lease by and between Registrant and 1450 Fashion
         Island Boulevard Associates, L.P., dated August 27,
         1992 for additional space at corporate headquarters.
         (10)
 10.22   Lease by and between Registrant, Electronic Arts
         Limited and Heron Slough Limited, dated June 12, 1992,
         for the Registrant's U.K. facilities. (20)
 10.23   Lease by and between Registrant and the Travelers
         Insurance Company, dated April 14, 1993, for the
         Registrant's production facilities. (21)
 10.24   Amendment to Lease Agreement by and between Registrant
         and 1450 Fashion Island Boulevard Associates, L.P.,
         dated June 1, 1993. (22)
 10.25   Amendment to Lease Agreement by and between Registrant
         and the Travelers Insurance Company, dated November
         30, 1993. (23)
 10.26   Amendment to Lease Agreement by and between Registrant
         and the Travelers Insurance Company, dated November
         30, 1993. (23)
 10.27   Lease Agreement by and between Registrant and Arthur
         J. Rogers & Co., dated January 14, 1994. (24)
 10.28   Lease Agreement by and between Registrant and the
         Prudential Insurance Company of America, dated January
         10, 1994. (24)
 10.29   Agreement for Lease between Flatirons Funding, LP and
         Electronic Arts Redwood, Inc. dated February 14, 1995.
         (25)
 10.30   Guarantee from Electronic Arts Inc. to Flatirons
         Funding, LP dated February 14, 1995. (25)
 10.31   Lease Agreement by and between Registrant and Dixie
         Warehouse & Cartage Co., dated April 10, 1995. (25)
 10.32   Commercial Earnest Money Contract between Novell, Inc.
         and ORIGIN Systems, Inc. dated April 13, 1995. (26)
 10.33   First Amendment to Commercial Earnest Money Contract
         between Novell, Inc. and ORIGIN Systems, Inc. dated
         June 1, 1995. (27)
 10.34   Amendment No. 1 to Agreement between Registrant and
         Sega Enterprises, Inc. effective December 31, 1995.
         (28)
 10.35   Lease Agreement by and between Registrant and Don
         Mattrick dated October 16, 1996. (29)

 EXHIBIT                                                           SEQUENTIALLY
 NUMBER                                                            NUMBERED PAGE
 -------                                                           -------------
 10.36   Amended and Restated Guaranty from Electronic Arts
         Inc. to Flatirons Funding, LP dated March 7, 1997. (30)
 10.37   Amended and Restated Agreement for Lease between
         Flatirons Funding, LP and Electronic Arts Redwood,
         Inc. dated March 7, 1997. (30)
 10.38   Amendment No. 1 to Lease Agreement between Electronic
         Arts Redwood Inc. and Flatirons Funding, LP dated
         March 7, 1997. (30)
 10.39+  Maxis, Inc. 1993 Stock Option Plan and related
         agreements.
 10.40+  Maxis, Inc. 1995 Stock Plan and related agreements.
 11.01   Computation of Per Share Earnings of Registrant. (30)
 11.02+  Computation of Per Share Earnings of Maxis, Inc.
 21.01   Subsidiaries of the Registrant. (30)
 21.02+  Subsidiaries of Maxis, Inc.
 23.01+  Report on Financial Statement Schedule and consent of
         KPMG Peat Marwick LLP with respect to Electronic Arts
         financial statements.
 23.02+  Consent of Ernst & Young LLP with respect to Maxis
         financial statements.
 23.03+  Consent of Counsel (included in Exhibits 5.01, 8.01 and 8.02).
 25.01+  Power of Attorney (see page II-7).
 99.01+  Maxis Employment Agreement Amendment dated June 4,
         1997 by and between Registrant and Jeffrey B. Braun.
 99.02+  Maxis Employment Agreement Amendment dated June 4,
         1997 by and between Registrant and William R. Wright.
 99.03+  Noncompetition and Nonsolicitation Agreement dated
         June 4, 1997 by and between Registrant and Jeffrey B.
         Braun.
 99.04+  Noncompetition and Nonsolicitation Agreement dated
         June 4, 1997 by and between Registrant and William R.
         Wright.
 99.05+  Form of Proxy for Maxis stockholders.

--------
 +Filed herewith.
 (1) Incorporated by reference to Exhibit 3.01 to Registrant's Current Report on Form 8-K filed on October 16, 1991.
 (2) Incorporated by reference to Exhibit 4.01 to Registrant's Registration Statement on Form S-8 filed on December 1, 1992 (File No. 33-55212) (the "1992 Form S-8").
 (3) Incorporated by reference to Exhibit 3.02 to Registrant's Current Report on Form 8-K filed on October 16, 1991.
 (4) Incorporated by reference to Exhibit 4.01 to Registrant's Registration Statement on Form S-4 filed on March 3, 1994 (File No. 33-75892).
 (5) Incorporated by reference to Exhibit 4.03 to Post-Effective Amendment No. 2 to Registrant's Registration Statement on Form S-8 filed on November 6, 1991 (File No. 33-32616) ("S-8 Amendment No. 2").
 (6) Management contract or compensatory plan or arrangement.
 (7) Incorporated by reference to Exhibit 4.04 to S-8 Amendment No. 2.
 (8) Incorporated by reference to Exhibit 10.08 to Registrant's Annual Report on Form 10-K for the year ended March 31, 1992 (the "1992 Form 10-K").
 (9) Incorporated by reference to Exhibit 10.07 to the Registrant's Registration Statement on Form S-1 filed on September 20, 1989, and all amendments thereto (File No. 33-30346) (the "Form S-1").

(10) Incorporated by reference to similarly numbered exhibits to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1992.
(11) Incorporated by reference to Exhibit 10.11 to Registrant's Annual Report on Form 10-K for the year ended March 31, 1991.
(12) Incorporated by reference to Exhibit 4.01 to the Registrant's Registration Statement on Form S-8 filed on July 29, 1993 (File No. 33-66836) (the "1993 Form S-8").
(13) Incorporated by reference to Exhibit 10.09 to the Form S-1.
(14) Incorporated by reference to Exhibit 4.02 to 1993 Form S-8.
(15) Incorporated by reference to Exhibit 10.16 to the 1992 Form 10-K.
(16) Not Used.
(17) Incorporated by reference to Exhibit 10.18 to the 1992 Form 10-K.
(18) Confidential treatment has been granted with respect to certain portions of this document.
(19) Incorporated by reference to similarly numbered exhibits to Registrants Annual Report on Form 10-K for the year ended March 31, 1993.
(20) Incorporated by reference to Exhibit 19.01 of Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1992.
(21) Incorporated by reference to Exhibit 10.23 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1993.
(22) Incorporated by reference to Exhibit 10.24 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1993.
(23) Incorporated by reference to similarly numbered exhibits to Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 1993.
(24) Incorporated by reference to similarly numbered exhibits to Registrant's Annual Report on Form 10-K for the year ended March 31, 1994 (the "1994 Form 10-K").
(25) Incorporated by reference to similarly numbered exhibits to Registrant's Annual Report on Form 10-K for the year ended March 31, 1995 (the "1995 Form 10-K").
(26) Incorporated by reference to Exhibit 10.01 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.
(27) Incorporated by reference to Exhibit 10.02 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.
(28) Incorporated by reference to similarly numbered exhibits to Registrant's Annual Report on Form 10-K for the year ended March 31, 1996 (the "1996 Form 10-K").
(29) Incorporated by reference to Exhibit 10.35 to Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996.
(30) Incorporated by reference to similarly numbered exhibits to Registrant's Annual Report on Form 10-K for the year ended March 31, 1997 (the "1997 Form 10-K").